Exhibit 99.5

Notice of Special Meeting

of Alexco Securityholders

to be held at 10:00 a.m. (Vancouver time)
on August 30, 2022

AT:

Blake, Cassels & Graydon LLP

595 Burrard Street, Suite 2600

Vancouver, BC V7X 1L3

Management Information Circular

dated July 28, 2022

Arrangement Involving

Alexco Resource Corp. and 1080980 B.C. Ltd. (a subsidiary of Hecla Mining Company)

YOUR VOTE IS IMPORTANT. TAKE ACTION AND VOTE TODAY.

THE BOARD OF DIRECTORS OF ALEXCO RESOURCE CORP. UNANIMOUSLY RECOMMEND THAT ALEXCO

SECURITYHOLDERS

VOTE FOR THE ARRANGEMENT RESOLUTION SET FORTH IN THIS CIRCULAR

Alexco Resource Corp.

Suite 1225, Two Bentall Centre

555 Burrard Street, Vancouver, British Columbia V7X 1M9

This management information circular and the accompanying materials require your immediate attention. If you are in doubt as to how to deal with these documents or the matters to which they refer, please consult a professional advisor. If you have any questions or require more information with respect to the procedures for voting, please contact Alexco Resource Corp.’s proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Outside North America: 1-416-304-0211

E-mail: assistance@laurelhill.com

LETTER TO ALEXCO SECURITYHOLDERS

July 28, 2022

Dear Alexco Securityholders:

The board of directors (the “Board”) of Alexco Resource Corp. (the “Company” or “Alexco”) invites you to attend the special meeting (the “Meeting”) of the holders of common shares (“Alexco Shares”) of the Company (the “Alexco Shareholders”), the holders of options to purchase Alexco Shares (“Alexco Options”) of the Company (the “Alexco Optionholders”), the holders of restricted share units (“Alexco RSUs”) of the Company (the “Alexco RSU Holders”) and the holders of deferred share units (“Alexco DSUs” and collectively with the Alexco Shares, the Alexco Options and the Alexco RSUs, the “Alexco Securities”) of the Company (the “Alexco DSU Holders” and collectively with the Alexco Shareholders, the Alexco Optionholders and the Alexco RSU Holders, the “Alexco Securityholders”) to be held at the offices of Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, British Columbia, V7X 1L3 on August 30, 2022 at 10:00 a.m. (Vancouver time).

The Arrangement and Premium Consideration

At the Meeting, the Alexco Securityholders will be asked to consider and, if deemed advisable, pass a special resolution (the “Arrangement Resolution”) to approve an arrangement (the “Arrangement”), in accordance with the terms of an arrangement agreement entered into by the Company and Hecla Mining Company (“Hecla Parent”) on July 4, 2022, as assigned and amended pursuant to an assignment and amendment agreement dated July 25, 2022 by and among Alexco, Hecla Parent and 1080980 B.C. Ltd. (“108”, and such agreements, collectively being the “Arrangement Agreement”) pursuant to which 108 agreed to acquire all of the issued and outstanding Alexco Shares that it does not already own by way of a statutory plan of arrangement (the “Plan of Arrangement”) under section 288 of the Business Corporations Act (British Columbia).

Under the terms of the Arrangement Agreement, which was negotiated at arm’s length, each Alexco Shareholder (other than Alexco Shareholders validly exercising their dissent rights and 108 and any of its affiliates) will receive 0.116 common shares in the capital of Hecla Parent (each common share, a “Hecla Share”) for each Alexco Share held (the “Consideration”) pursuant to the Plan of Arrangement.

Pursuant to the Arrangement, each Alexco Option that is in-the-money (whether vested or unvested) and outstanding immediately prior to 12:02 a.m. (Vancouver time) (the “Effective Time”) on the date that the Arrangement is completed (the “Effective Date”) shall immediately vest and, pursuant to the Plan of Arrangement, will be deemed to be assigned and transferred to Alexco for cancellation in exchange for the number of Alexco Shares obtained by dividing: (i) the amount by which the total fair market value (determined immediately before the Effective Time) of the aggregate Alexco Shares that a holder is entitled to acquire on exercise of such Alexco Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Alexco Shares, by (ii) total fair market value (determined immediately before the Effective Time) of the aggregate Alexco Shares that a holder is entitled to acquire on exercise of such Alexco Option, with the result rounded down to the nearest whole number of Alexco Shares.

Pursuant to the Arrangement, each Alexco Option that is out-of-the-money and outstanding immediately prior to the Effective Time on the Effective Date shall be cancelled without any payment in respect thereof.

Each Alexco RSU (whether vested or unvested) outstanding immediately prior to the Effective Time shall immediately and unconditionally vest and shall be deemed to be assigned and transferred to Alexco in exchange for the number of Alexco Shares an Alexco RSU Holder is entitled to under each Alexco RSU less that number of Alexco Shares with a fair market value equal to the amount of required withholding tax rounded up to the nearest Alexco Share. The Alexco RSU Holders will then receive the Consideration for each Alexco Share held pursuant to the Plan of Arrangement.

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2022 Special Meeting of Securityholders

Each Alexco DSU (whether vested or unvested) outstanding immediately prior to the Effective Time shall immediately and unconditionally vest and shall be deemed to be assigned and transferred to Alexco in exchange for a cash payment. Such Alexco DSU Holders will not receive the Consideration.

The Consideration, based on an implied consideration of US$0.47 per Alexco Share as of the date of the Arrangement Agreement, represents a premium of 12% on a spot basis to the closing price as at July 1, 2022 and a premium of 24% to the Hecla Share and Alexco Share 5-day volume weighted average price on the New York Stock Exchange and NYSE American, respectively, as at July 1, 2022. Upon completion of the Arrangement, Alexco Shareholders will own approximately 3.0% of the outstanding Hecla Shares. In addition, to enable Alexco to maintain operations prior to completion of the Arrangement, Hecla has provided Alexco with a US$30 million convertible secured loan facility and has purchased, through an affiliate, 8,984,100 Alexco Shares at C$0.50 per Alexco Share, having an aggregate value of C$4,492,050, resulting in 9.9% of Alexco Shares being held by Hecla Parent or its affiliates.

Reasons for the Arrangement

In evaluating and unanimously approving the Arrangement, the Special Committee and the Board gave careful consideration to the current position and condition and the expected and potential future position and condition of the business of the Company, and all terms of the Arrangement Agreement, including the conditions precedent, representations and warranties and deal protection provisions. The Special Committee and the Board considered a number of factors including, among others, the following:

•	Premium. The Consideration to be received by Alexco Shareholders pursuant to the Arrangement represents a premium of 12% on a spot basis to the July 1, 2022 closing price, and 24% premium using the trailing 5-day volume weighted average trading price on the NYSE American for Alexco Shares and the NYSE for Hecla Shares as of market close on July 1, 2022.

•	Liquidity. Based on the immediate financing requirements, the business, operations, financial condition and prospects of the Company, as well as the current and prospective environment in which the Company operates, including macroeconomic conditions in Canada and globally, there is a significant risk that the Alexco Shares could continue to trade below US$0.417, the closing price as at July 1, 2022, over the short to medium term. The Consideration provides Alexco Shareholders with immediate liquidity at a price that may not be available in the absence of the Arrangement.

•	Strengths and Strategic Fit. If the Arrangement is completed, it is expected that Alexco Shareholders will benefit from:

(i)	the consolidation of the assets of Alexco and Hecla;

(ii)	jurisdictional and project risk diversification; and

(iii)	enhanced capital markets profile, financing capacity and access to capital.

•	Alexco Shareholders will also be able to continue to participate in the potential upside from any exploration and development success related to the properties of Alexco, as well as the other properties of Hecla. It is expected that Alexco Shareholders will hold approximately 3% of the Hecla Shares on an outstanding undiluted basis upon completion of the Arrangement.

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Voting and Support Agreement

Each member of the Board and senior officers of Alexco, in addition to certain Alexco Securityholders, owning in aggregate approximately 4.7% of the outstanding Alexco Shares, have entered into voting and support agreements, pursuant to which, among other things, they have agreed to vote or cause to be voted all of the Alexco Shares held or controlled by them in favour of the Arrangement Resolution.

Recommendation of the Board and the Special Committee

A special committee of the Board, comprised of independent directors of the Board (the “Special Committee”) has advised the Board that, after careful consideration of such matters as it considered relevant, as more fully described under the heading “The Arrangement – Reasons for the Arrangement” contained in the enclosed management information circular dated July 28, 2022 (the “Circular”), including, among other things, (i) the terms and conditions of the Arrangement Agreement; (ii) the benefits and risks associated with the Arrangement; (iii) other strategic alternatives and options available to the Company; (iv) its evaluation of the Arrangement with management and the Special Committee’s legal and financial advisors, including receipt of the Cormark Opinion; and (v) the impact of the Arrangement on stakeholders of the Company, the Special Committee has unanimously determined that the Plan of Arrangement is in the best interests of Alexco, is fair to the Alexco Shareholders and is fair and reasonable to stakeholders whose rights are affected by the Arrangement, and unanimously recommended to the Board that it approve the Arrangement Agreement and the performance of Alexco’s obligations thereunder and recommend to the Alexco Securityholders that they vote in favour of the Arrangement Resolution.

The Board, after careful consideration of such matters as it considered relevant, as more fully described under the heading “The Arrangement – Reasons for the Arrangement” contained in the enclosed Circular, including, among other things, a thorough review of the Arrangement Agreement, and taking into account the best interests of Alexco, and after evaluating the Arrangement with management and Alexco ’s legal and financial advisors, including receipt of the Cormark Opinion, and upon the unanimous recommendation of the Special Committee, the Board has unanimously determined the Arrangement is in the best interests of Alexco and is fair to Alexco Shareholders and that it is advisable and in the best interests of Alexco to approve the entering into and execution and delivery of the Arrangement Agreement and the performance of its obligations thereunder, and has unanimously approved the Arrangement. Accordingly, the Board unanimously recommends that the Alexco Securityholders vote FOR the Arrangement.

VOTE YOUR ALEXCO SHARES, ALEXCO OPTIONS, ALEXCO RSUs AND ALEXCO DSUs TODAY FOR THE ARRANGEMENT RESOLUTION

Voting

Your vote is very important regardless of the number of Alexco Shares, Alexco Options, Alexco RSUs or Alexco DSUs you own.

Registered Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders, Alexco DSU Holders and duly appointed proxyholders will be able to vote by attending the Meeting in person or by completing a form of proxy. If you are a Registered Alexco Shareholder, Alexco Optionholder, Alexco RSU Holder or an Alexco DSU Holder and you are unable to attend the Meeting, we encourage you to complete, sign, date and return the applicable proxy accompanying the Circular so that your Alexco Shares, Alexco Options, Alexco RSUs or Alexco DSUs, as the case may be, can be voted at the Meeting (or at any adjournments or postponements thereof) in accordance with your instructions. To be effective, the enclosed proxy must be received by Alexco’s transfer agent, Computershare Investor Services Inc. (“Computershare”), according to the instructions on the proxy, not later than 10:00 a.m. (Vancouver time) on August 26, 2022, or not later than 48 hours (other than a Saturday, Sunday or holiday in British Columbia) immediately preceding the time of the Meeting (as it may be adjourned or postponed from time to time). Voting by proxy will not prevent you from voting at the Meeting if you attend the Meeting, but will ensure that your vote will be counted if you are unable to attend.

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2022 Special Meeting of Securityholders

Alexco Shareholders must fill out the YELLOW form of proxy and Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders must fill out the GREEN form of proxy. If you are both a registered Alexco Shareholder and an Alexco Optionholder, Alexco RSU Holder and/or an Alexco DSU Holder and are voting by proxy, you must fill out BOTH the YELLOW and the GREEN forms of proxy to ensure your vote is properly counted.

Beneficial Alexco Shareholders (i.e., if you hold Alexco Shares through a broker, custodian, nominee or other intermediary) may attend the Meeting as guests. Guests may attend but cannot vote at the Meeting. If you are a beneficial Alexco Shareholder, you should follow the instructions provided by your intermediary to vote your Alexco Shares.

The attached Notice of Special Meeting and Circular contain a detailed description of the Arrangement and include certain other information to assist you in considering the matters to be voted upon. You are urged to carefully consider all of the information in the accompanying Circular including the documents incorporated by reference therein.

Letter of Transmittal

If you are a registered Alexco Shareholder, we also encourage you to complete, sign, date and return the enclosed letter of transmittal (the “Letter of Transmittal”) in accordance with the instructions set out therein and in the Circular, together with your share certificate(s) or DRS advice statement(s) representing your Alexco Shares, to Computershare at the address specified in the Letter of Transmittal. Alexco Shareholders must submit your Letter of Transmittal, as applicable, by 4:30 p.m. (Vancouver time) on August 25, 2022, or, if the Meeting is adjourned or postponed, no later than 72 hours (excluding Saturdays, Sundays and statutory holidays in British Columbia) before the adjourned Meeting is reconvened or the postponed Meeting is convened. This is to ensure that if the Arrangement is approved, you can receive the Consideration for your Alexco Shares as soon as possible following the Arrangement becoming effective. If you are an Alexco RSU Holder, you will need to wait to submit your Letter of Transmittal until you have received details from the Company following the Effective Date regarding your Alexco Shares. Please refer to the enclosed Circular and the Letter of Transmittal for additional information.

If you are a beneficial Alexco Shareholder, you will not be required to submit a Letter of Transmittal.

Securityholder Questions

Alexco Securityholders who have questions or need assistance with voting their Alexco Shares, Alexco Options, Alexco RSUs or Alexco DSUs should contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (North American Toll Free) or 1-416-304-0211 (Outside North America), or by email at assistance@laurelhill.com.

On behalf of the Board and the Special Committee, I thank all Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders for their continued support and we look forward to receiving your endorsement for this transaction at the Meeting.

Yours very truly,

(signed) “Clynton Nauman”

Alexco Resource Corp.

Chairman and Chief Executive Officer

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NOTICE OF SPECIAL MEETING OF ALEXCO SHAREHOLDERS, ALEXCO OPTIONHOLDERS,
ALEXCO RSU HOLDERS AND ALEXCO DSU HOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of holders (the “Alexco Shareholders”) of common shares (“Alexco Shares”), holders (the “Alexco Optionholders”) of options (“Alexco Options”), holders (the “Alexco RSU Holders”) of restricted share units (“Alexco RSUs”) and holders of deferred share units (the “Alexco DSU Holders” and collectively with the Alexco Shareholders, the Alexco Optionholders and the Alexco RSU Holders, the “Alexco Securityholders”) deferred share units (“Alexco DSUs”, collectively with the Alexco Shares, the Alexco Options and the Alexco RSUs, the “Alexco Securities”) of Alexco Resource Corp. (the “Company” or “Alexco ”) will be held at the offices of Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, British Columbia, V7X 1L3 on August 30, 2022 at 10:00 a.m. (Vancouver time) for the following purposes:

1.	in accordance with the interim order of the Supreme Court of British Columbia (the “Court”) dated July 27, 2022 (the “Interim Order”), for Alexco Securityholders to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix “A” to the accompanying management information circular of Alexco dated July 28, 2022 (the “Circular”), approving a plan of arrangement (the “Arrangement”) involving Alexco and 1080980 B.C. Ltd. (“108”), a subsidiary of Hecla Mining Company (“Hecla Parent”), and the Alexco Securityholders under Section 288 of the Business Corporations Act (British Columbia) (“BCBCA”), all as more particularly described in the Circular; and

2.	to transact such further or other business as may properly come before the Meeting and any adjournments or postponements thereof.

The completion of the Arrangement is conditional upon, among other things, the approval of the Arrangement Resolution by the Alexco Securityholders and the receipt of all regulatory and court approvals.

Specific details of the matters to be put before the Meeting are set forth in the Circular.

The board of directors of Alexco (the “Board”) unanimously recommends that the Alexco Securityholders vote FOR the Arrangement Resolution.

Pursuant to the Interim Order, the record date is July 20, 2022 (the “Record Date”) for determining Alexco Securityholders who are entitled to receive notice of and to vote at the Meeting. Only registered shareholders of Alexco (“Registered Alexco Shareholders”), Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders, as of July 20, 2022, are entitled to receive this notice of the Meeting (“Notice of Meeting”) and to attend and vote at the Meeting. This Notice of Meeting is accompanied by the Circular, proxy forms and, for Registered Alexco Shareholders and Alexco RSU Holders, a letter of transmittal (the “Letter of Transmittal”).

Each Registered Alexco Shareholder whose name is entered on the securities register of the Company at the close of business on the Record Date is entitled to one vote for each Alexco Share registered in his, her or its name. Each Alexco Optionholder, Alexco RSU Holder or Alexco DSU Holder whose name is entered on the applicable securities register of the Company for such securities at the close of business on the Record Date is entitled to one vote for each Alexco Option, Alexco RSU and Alexco DSU held in his, her or its name.

Registered Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders, Alexco DSU Holders and duly appointed proxyholders will be able to vote at the Meeting either in person or by proxy. Beneficial holders of Alexco Shares (the “Beneficial Alexco Shareholders”) who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests may attend but cannot vote at the Meeting.

2022 Special Meeting of Securityholders

In order to vote by proxy, Registered Alexco Shareholders must fill out the YELLOW form of proxy and Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders must fill out the GREEN form of proxy. If you are both a Registered Alexco Shareholder and an Alexco Optionholder, Alexco RSU Holder and/or an Alexco DSU Holder and are voting by proxy, you must fill out BOTH the YELLOW and the GREEN forms of proxy to ensure your vote is properly counted.

Registered Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders who are unable to attend the Meeting are encouraged to read, complete, sign, date and return the applicable enclosed form(s) of proxy in accordance with the instructions set out therein and in the Circular. In order to be valid for use at the Meeting, proxies must be received by our transfer agent, Computershare Investor Services Inc., by 10:00 a.m. (Vancouver time) on August 26, 2022 or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting in the event of any adjournment or postponement thereof.

Registered Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders, Alexco DSU Holders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting. An Alexco Shareholder, Alexco Optionholder, Alexco RSU Holder or Alexco DSU Holder who wishes to appoint a person other than the management nominees identified on the applicable form(s) of proxy or voting instruction form (“VIF”), as applicable, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the applicable form(s) of proxy or VIF, as applicable, and following the instructions for submitting such form of proxy or VIF, as applicable. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your applicable form(s) of proxy or VIF. If you wish that a person other than the management nominees identified on the form of proxy or VIF attend and participate at the Meeting as your proxy and vote your Alexco Shares, Alexco Options, Alexco RSUs and/or Alexco DSUs, including if you are not a Registered Alexco Shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST submit your form of proxy (or proxies) or VIF, as applicable.

Voting by proxy will not prevent you from voting at the Meeting if you attend the Meeting but will ensure that your vote will be counted if you are unable to attend. Beneficial Alexco Shareholders should carefully follow the instructions of their intermediaries to ensure that their Alexco Shares are voted at the Meeting in accordance with such Alexco Shareholder’s instructions. Please refer to the section in the Circular entitled “Information Concerning the Meeting – Proxies and Voting – Beneficial Shareholder Voting” for information on how to vote your securities if you are a Beneficial Alexco Shareholder.

The form of proxy and the VIF confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Meeting; and (ii) other matters that may properly come before the Meeting. As of the date hereof, the management of Alexco knows of no amendments, variations or other matters to come before the Meeting other than the matters set forth in this Notice of Meeting. Alexco Shareholders who are planning on returning the accompanying form of proxy or VIF are encouraged to review the Circular carefully before submitting the proxy form or VIF. It is the intention of the persons named in the enclosed form of proxy or VIF, if not expressly directed otherwise in such form of proxy or VIF, to vote FOR the Arrangement Resolution.

Registered Alexco Shareholders as of the Record Date have been granted the right to dissent in respect of the Arrangement Resolution. If the Arrangement Resolution is passed, a Registered Alexco Shareholder as of the Record Date that has duly and validly exercised their dissent rights has the right to be paid the fair value of its, his or her Alexco Shares in accordance with the provisions of Division 2 of Part 8 of the BCBCA as modified by the Interim Order, the Plan of Arrangement and any other order of the Court, giving effect to the Arrangement. The right of a Registered Alexco Shareholder to dissent is more particularly described in the Circular and a complete copy of Division 2 of Part 8 of the BCBCA is included as Appendix “I” to the Circular. To exercise this right, a Registered Alexco Shareholder as of the Record Date must (i) provide to Alexco by mail c/o Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver BC V7X 1L3 attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com by no later than 5:00 p.m. (Vancouver time) on the date that is not later than the day that is at least two days (excluding Saturdays, Sundays and holidays in the Province of British Columbia) prior to the Meeting, a written objection to the Arrangement Resolution and (ii) otherwise comply strictly with the provisions of Division 2 of Part 8 of the BCBCA as modified by the Interim Order, the Plan of Arrangement and any other order of the Court. Failure to comply strictly with the requirements set forth in Division 2 of Part 8 of the BCBCA as modified by the Interim Order, the Plan of Arrangement and any other order of the Court may result in the loss of any right to dissent. It is strongly suggested that any Registered Alexco Shareholder wishing to dissent seek independent legal advice.

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2022 Special Meeting of Securityholders

If you have any questions or require any assistance in completing your proxy, please contact Laurel Hill Advisory Group, by telephone at: 1-877-452-7184 (North American Toll Free) or 1-416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

Dated at Vancouver, British Columbia as of the July 28, 2022.

BY ORDER OF THE BOARD OF DIRECTORS OF ALEXCO RESOURCE CORP.

(signed)	“Clynton Nauman”
Clynton Nauman Chairman and Chief Executive Officer Alexco Resource Corp.

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Capitalized terms used but not otherwise defined in the Circular have the meanings set out in the Glossary of Terms in the Circular.

FREQUENTLY ASKED QUESTIONS ABOUT THE MEETING

The following are some questions that you, as an Alexco Securityholder, may have relating to the Meeting and answers to those questions. These questions and answers do not provide all of the information relating to the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Circular. You are urged to read this Circular in its entirety before making a decision related to your Alexco Shares, Alexco Options, Alexco RSUs and/or Alexco DSUs.

Q:	What am I voting on?

A:	You are being asked to consider and, if deemed acceptable, to vote FOR the Arrangement Resolution, which provides for, among other things, 1080980 B.C. Ltd. (“108”), a subsidiary of Hecla Mining Company (“Hecla Parent”) acquiring all of the issued and outstanding Alexco Shares that it does not already own.

Pursuant to the Arrangement, among other things:

(i)	each Alexco Share (other than Alexco Shares held by Dissenting Shareholders) outstanding immediately prior to the Effective Time will be exchanged for 0.116 Hecla Shares;

(ii)	each Alexco In-The-Money Option outstanding immediately prior to the Effective Time will, immediately and unconditionally vest and, without any further action by or on behalf of any Alexco Optionholder, be deemed to be assigned and transferred to Alexco in exchange for the number of Alexco Shares obtained by dividing: (a) the Alexco Option In-The-Money Amount by (b) the total fair market value of the aggregate Alexco Shares that the holder is entitled to acquire on exercise of such Alexco Option, rounded down to the nearest whole number. Each Alexco Out-of-the-Money Option outstanding immediately prior to the Effective Time, without any further action by or on behalf of any Alexco Optionholder, will be cancelled without any payment in respect thereof;

(iii)	each Alexco RSU outstanding immediately prior to the Effective Time shall immediately and unconditionally vest, notwithstanding the terms of the Alexco RSU Plan and shall, without any further action by or on behalf of any Alexco RSU Holder, be deemed to be assigned and transferred to Alexco in exchange for the number of Alexco Shares a holder is entitled to under each Alexco RSU less that number of Alexco Shares with a fair market value equal to the amount of required withholding tax rounded up to the nearest Alexco Share. The holders of such Alexco RSUs will then receive the Consideration in exchange for their Alexco Shares; and

(iv)	each Alexco DSU outstanding immediately prior to the Effective Time shall immediately and unconditionally vest, notwithstanding the terms of the Alexco DSU Plan, and shall, without any further action by or on behalf of any Alexco DSU Holder, be deemed to be assigned and transferred to Alexco in exchange for a cash payment. Such Alexco DSU Holders will not receive the Consideration.

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Q:	When and where is the Meeting?

A:	The Meeting will take place on August 30, 2022 at 10:00 a.m. (Vancouver time) at the offices of Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, British Columbia, V7X 1L3, subject to any adjournment(s) or postponement(s) thereof.

Q:	Who is soliciting my proxy?

A:	Your proxy is being solicited by management of Alexco. This Circular is furnished in connection with that solicitation. The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally or by telephone, email, internet, facsimile transmission or other electronic or other means of communication by directors, officers, employees, agents or other representatives of Alexco. In addition, Alexco has engaged Laurel Hill Advisory Group (“Laurel Hill”), as its proxy solicitation agent, to assist in the solicitation of proxies with respect to the matters to be considered at the Meeting.

If you have questions or need assistance with voting or completing the Letter of Transmittal please contact Laurel Hill, by telephone at: 1-877-452-7184 (North American Toll Free) or 1-416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

Q:	Who can attend and vote at the Meeting and what is the quorum for the Meeting?

A:	Only holders of Alexco Shares, Alexco Options, Alexco RSUs and Alexco DSUs of record as of the close of business on July 20, 2022, the Record Date for the Meeting, are entitled to receive notice of and to attend, and vote at, the Meeting or any adjournment(s) or postponement(s) of the Meeting.

For all purposes contemplated by this Circular, the quorum for the transaction of business at a meeting of Alexco Securityholders is at least one person present or who is represented by proxy.

Q:	What is a Plan of Arrangement?

A:	A plan of arrangement is a statutory procedure under Canadian corporate law that allows companies to carry out transactions with the approval of their shareholders and the Court. The Plan of Arrangement you are being asked to consider will provide for, among other things, the acquisition by 108, a subsidiary of Hecla Parent, of all the issued and outstanding Alexco Shares that it does not already own.

Q:	How many Alexco Securities are entitled to vote?

A:	As at the Record Date, there were 171,708,497 Alexco Shares, 8,374,018 Alexco Options, 1,075,501 Alexco RSUs and 894,000 Alexco DSUs outstanding and entitled to vote at the Meeting. You are entitled to one vote for each Alexco Share that you own and one vote for each Alexco Option, Alexco RSU or Alexco DSU held in your name.

Q:	What will I receive in the Arrangement?

A:	Alexco Shareholders

If the Arrangement is completed, Alexco Shareholders (other than Dissenting Alexco Shareholders and 108 and any of its affiliates) will receive 0.116 Hecla Shares for each Alexco Share held.

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2022 Special Meeting of Securityholders

For additional information on the treatment of Alexco Shares pursuant to the Plan of Arrangement, please see “The Arrangement — Effect and Details of the Arrangement”.

Alexco Optionholders

If the Arrangement is completed, each Alexco In-The-Money Option outstanding immediately prior to the Effective Time will, immediately and unconditionally vest and, without any further action by or on behalf of any Alexco Optionholder, be deemed to be assigned and transferred to Alexco in exchange for the number of Alexco Shares obtained by dividing: (a) the Alexco Option In-The-Money Amount by (b) the total fair market value of the aggregate Alexco Shares that the holder is entitled to acquire on exercise of such Alexco Option, rounded down to the nearest whole number. Each Alexco Out-of-the-Money Option outstanding immediately prior to the Effective Time, without any further action by or on behalf of any Alexco Optionholder, will be cancelled without any payment in respect thereof.

For additional information on the treatment of Alexco Options pursuant to the Plan of Arrangement, please see “The Arrangement — Effect and Details of the Arrangement”.

Alexco RSU Holders

If the Arrangement is completed, each Alexco RSU outstanding immediately prior to the Effective Time shall immediately and unconditionally vest, notwithstanding the terms of the Alexco RSU Plan and shall, without any further action by or on behalf of any Alexco RSU Holder, be deemed to be assigned and transferred to Alexco in exchange for the number of Alexco Shares a holder is entitled to under each Alexco RSU less that number of Alexco Shares with a fair market value equal to the amount of required withholding tax rounded up to the nearest Alexco Share. The holders of such Alexco RSUs will then receive the Consideration in exchange for their Alexco Shares.

For additional information on the treatment of Alexco RSUs pursuant to the Plan of Arrangement, please see “The Arrangement — Effect and Details of the Arrangement”.

Alexco DSU Holders

If the Arrangement is completed, each Alexco DSU outstanding immediately prior to the Effective Time shall immediately and unconditionally vest, notwithstanding the terms of the Alexco DSU Plan, and shall, without any further action by or on behalf of any Alexco DSU Holder, be deemed to be assigned and transferred to Alexco in exchange for a cash payment. Such Alexco DSU Holders will not receive the Consideration.

For additional information on the treatment of Alexco DSUs pursuant to the Plan of Arrangement, please see “The Arrangement — Effect and Details of the Arrangement”.

Q:	Do I need to send my Alexco Share certificates or DRS Advices to vote?

A:	You are not required to send your certificate(s) or DRS Advice(s) representing Alexco Shares to validly cast your vote in respect of the Arrangement Resolution.

We encourage Registered Alexco Shareholders to complete, sign, date and return the enclosed Letter of Transmittal, together with their Alexco Share certificate(s) or DRS Advice(s) representing Alexco Shares (if applicable) in accordance with the instructions set out in the proxy, as soon as possible, as this will assist in arranging for the prompt exchange of their Alexco Shares if the Arrangement is completed.

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Where Alexco Shares are evidenced only by a DRS Advice, there is no requirement to first obtain a share certificate for those Alexco Shares. Only a properly completed and duly executed Letter of Transmittal, accompanied by the applicable DRS Advice(s), is required to be delivered to the Depositary at the address specified in the Letter of Transmittal, in order to surrender those Alexco Shares under the Arrangement.

Alexco RSU Holders are also encouraged to submit a Letter of Transmittal to the Depositary at the address specified in the Letter of Transmittal, following the Effective Date once they have been provided with their holder account number by Alexco. Alexco RSU Holders will not receive certificate(s) or a DRS Advice(s) representing the Alexco Shares to be issued in respect of their Alexco RSUs pursuant to the Plan of Arrangement and, accordingly, are not required to delivery any such certificate(s) or DRS Advice(s) to the Depositary.

Do not send your Letter of Transmittal and share certificate(s)/DRS Advice(s) to Alexco.

Q:	When can I expect to receive the Consideration?

A:	Alexco Shareholders

Assuming completion of the Arrangement, if you hold your Alexco Shares through an Intermediary, then you are not required to take any action and the Consideration you are entitled to receive will be delivered to your Intermediary though procedures in place for such purposes between CDS & Co. or similar entities and such Intermediaries. You should contact your Intermediary if you have any questions regarding this process.

In the case of Registered Alexco Shareholders, as soon as practical after the Effective Date, assuming due delivery of the required documentation, including the applicable certificate(s) or DRS Advice(s) representing Alexco Shares and a duly and properly completed Letter of Transmittal, 108 will cause the Depositary to forward the certificate(s)/DRS Advice(s) representing Hecla Shares to which the Registered Alexco Shareholder is entitled by first class mail, at the offices of the Depositary.

The method used to deliver the Letter of Transmittal and any accompanying certificates representing Alexco Shares, is at the option and risk of the Registered Alexco Shareholder and delivery will be deemed effective only when such documents are actually received. Alexco recommends that the necessary documentation be hand delivered to the Depositary at its office(s) specified on the last page of the Letter of Transmittal and a receipt obtained; otherwise, the use of registered mail with return receipt requested, properly insured, is recommended. An Alexco Shareholder whose Alexco Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Alexco Shares.

Alexco RSU Holders

With respect to Alexco RSUs, as soon as practicable following the later of the Effective Date and the surrender of the required documents and instruments to the Depositary, including a duly and properly completed Letter of Transmittal, the Depositary will deliver to Alexco RSU Holders, the Consideration for the Alexco Shares such holders are entitled to receive pursuant to the Plan of Arrangement.

Alexco DSU Holders

With respect to Alexco DSUs, Alexco will make a cash payment directly to Alexco DSU holder per the Alexco DSU Plan and as determined by the Alexco Board.

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For additional information, including information regarding how the Depositary will send you the Consideration, please see “The Arrangement — Procedure for Exchange of Alexco Securities”.

Q:	What is the recommendation of the Board?

A:	After taking into consideration the recommendation of a committee of independent directors of the Board (the “Special Committee”) and such other matters as it considered relevant, including the factors described under the heading “The Arrangement – Reasons for the Arrangement”, the Board has unanimously concluded that the Arrangement is in the best interests of the Company and recommends that Alexco Securityholders vote FOR the Arrangement Resolution to approve the Arrangement.

Q:	Why is the Board making this recommendation?

A:	In reaching their conclusion that the Arrangement is in the best interests of the Company, the Board considered and relied upon a number of factors, including among others, the following (for complete details, refer to the section, “The Arrangement – Reasons for the Arrangement.”):

Premium. The Consideration to be received by Alexco Shareholders pursuant to the Arrangement represents a premium of 12% on a spot basis to the July 1, 2022 closing price of Alexco Shares, and a 24% premium using the trailing 5-day volume weighted average trading price on the NYSE American for Alexco Shares and the NYSE for Hecla Shares as of market close on July 1, 2022.

Liquidity. Based on the immediate financing requirements, the business, operations, financial condition and prospects of the Company, as well as the current and prospective environment in which the Company operates, including macroeconomic conditions in Canada and globally, there is a significant risk that the Alexco Shares could continue to trade below US$0.417, the closing price as at July 1, 2022, over the short to medium term. The Consideration provides Alexco Shareholders with immediate liquidity at a price that may not be available in the absence of the Arrangement.

Strengths and Strategic Fit. If the Arrangement is completed, it is expected that Alexco Shareholders will benefit from:

(i)	the consolidation of the assets of Alexco and Hecla;

(ii)	jurisdictional and project risk diversification; and

(iii)	enhanced capital markets profile, financing capacity and access to capital.

Alexco Shareholders will also be able to continue to participate in the potential upside from any exploration and development success related to the properties of Alexco, as well as the other properties of Hecla. It is expected that Alexco Shareholders will hold approximately 3% of the Hecla Shares on an outstanding undiluted basis upon completion of the Arrangement.

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Q:	As a Registered Alexco Shareholder, what happens if I submit my Letter of Transmittal and the associated documentation, including my share certificate(s) or DRS Advice(s) and the Arrangement Resolution is not approved or the Arrangement is not completed?

A:	If the Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, your certificate(s) and/or DRS Advice(s) and any other documentation associated with your ownership of Alexco Shares will be returned promptly to you by the Depositary.

Q:	As a holder of Alexco RSUs, what documentation do I need to submit to be able to receive the applicable Consideration?

A:	Holders of Alexco RSUs must submit a completed Letter of Transmittal.

Q:	As a holder of Alexco DSUs, what documentation do I need to submit to be able to receive the cash payment?

A:	No documentation is required.

Q:	What vote is required at the Meeting to approve the Arrangement Resolution?

A:	In order to become effective, the Arrangement must be approved by at least (i) 66⅔% of the votes cast by Alexco Shareholders present or represented by proxy at the Meeting, (ii) 66⅔% of the votes cast by Alexco Securityholders, voting together as a single class, present or represented by proxy at the Meeting; and (iii) a majority of the votes cast by Alexco Shareholders other than votes attached to Alexco Shares required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

Q:	What voting rights do Alexco Shares, Alexco Options, Alexco RSUs and Alexco DSUs carry? How many votes do I have?

A:	As at the Record Date, a total of 171,708,497 Alexco Shares, 8,374,018 Alexco Options, 1,075,501 Alexco RSUs and 894,000 Alexco DSUs were issued and outstanding. You are entitled to receive notice of, and vote at the Meeting or at any adjournment or postponement thereof, if you were a holder of Alexco Shares, Alexco Options, Alexco RSUs or Alexco DSUs on the Record Date. Each Alexco Shareholder whose name is entered on the securities register of Alexco as at the close of business on the Record Date is entitled to one (1) vote for each Alexco Share registered in his, her or its name in respect of the Arrangement Resolution. Each Alexco Optionholder, Alexco RSU Holder and Alexco DSU Holder whose name is on the applicable securities registers of the Company at the close of business on the Record Date is entitled to one vote for each Alexco Option, Alexco RSU and Alexco DSU held in his, her or its name.

Q:	Am I a Registered Alexco Shareholder or a Beneficial Alexco Shareholder?

A:	Registered Alexco Shareholders hold Alexco Shares registered in their names and such Alexco Shares are generally evidenced by a share certificate or DRS Advice. However, most holders of Alexco Shares beneficially own their Alexco Shares through an Intermediary. If your Alexco Shares appear on an account statement provided by your bank, broker or financial advisor, you are, in all likelihood, a Beneficial Alexco Shareholder. Beneficial Alexco Shareholders should carefully follow the instructions of their Intermediaries, in addition to the instructions set forth in the Circular, to ensure that their Alexco Shares are voted at the Meeting in accordance with their instructions.

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Q:	How do I vote?

A:	Registered Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders can vote in the following ways:

•	By Telephone: Registered Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders based in Canada or the United States may vote by telephone by calling 1-866-732-8683 or if overseas, by calling 312-588-4290. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Registered Alexco Shareholder, Alexco Optionholder, Alexco RSU Holder and Alexco DSU Holder on the telephone voting system.

•	Internet Voting: You may vote over the internet by going to www.investorvote.com. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Registered Alexco Shareholder, Alexco Optionholder, Alexco RSU Holder or Alexco DSU Holder on the voting website.

•	By Mail: Please complete, sign and return the enclosed form(s) of proxy (the YELLOW form for Registered Alexco Shareholders, and the GREEN form for Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders) by mail to:

Computershare Investor Services Inc.

8th Floor, 100 University Avenue

Toronto, Ontario, M5J 2Y1, Canada

The persons named in the forms of proxy and voting instruction form are our directors and/or officers. However, as further described herein, you may choose another person to act as your proxyholder, including someone who is not an Alexco Shareholder, by inserting such person’s name in the space provided in the form of proxy or voting instruction form.

On the form of proxy, you may indicate either how you want your proxyholder to vote your Alexco Shares, Alexco Options, Alexco RSUs or Alexco DSUs, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Alexco Securities to be voted on a particular matter (by marking FOR or AGAINST), then your proxyholder must vote your Alexco Shares, Alexco Options, Alexco RSUs or Alexco DSUs accordingly. If you have not specified on the form of proxy how you want your Alexco Securities to be voted on a particular matter, then your proxyholder can vote your Alexco Shares, Alexco Options, Alexco RSUs or Alexco DSUs as he, she or it sees fit. Unless contrary instructions are provided, the voting rights attached to the Alexco Shares, Alexco Options, Alexco RSUs and Alexco DSUs represented by proxies received by the management of Alexco will be voted IN FAVOUR OF the Arrangement Resolution.

The form of proxy confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Meeting; and (ii) other matters that may properly come before the Meeting. As of the date of this Circular, the management of Alexco is not aware of any amendments, variations or other matters to come before the Meeting, other than the matters set forth in the Notice of Meeting included in this Circular. If, however, other matters properly come before the Meeting, the persons named in the form of proxy and voting instruction form will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred upon them by the form of proxy with respect to such matters.

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Beneficial Alexco Shareholders should carefully follow all instructions provided by their Intermediaries to ensure that their Alexco Shares are voted at the Meeting. See “Proxies and Voting - Beneficial Alexco Shareholder Voting”.

Q:	As a holder of both Alexco Shares and Alexco Options, Alexco RSUs and/or Alexco DSUs, how do I ensure that all of my securities are voted?

A:	If you are voting by mail, telephone or internet, please ensure that you complete the voting procedure twice; once using the control number found on the YELLOW form of proxy for your Alexco Shares, and once using the control number found on the GREEN form of proxy for your Alexco Options, Alexco RSUs or Alexco DSUs, as the case may be.

Q:	How will the votes be counted?

A:	Computershare Investor Services Inc. (“Computershare”), Alexco ’s transfer agent, counts and tabulates the proxies. Proxies are counted and tabulated by the transfer agent in such a manner as to preserve the confidentiality of the voting instructions of Registered Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders, subject to a limited number of exceptions.

Q:	How do I appoint a third party as my proxyholder?

A:	Follow steps 1-2 below (as applicable):

Step 1: Each Registered Alexco Shareholder, Alexco Optionholder, Alexco RSU Holder or Alexco DSU Holder has the right to appoint a person (who need not be an Alexco Shareholder) to represent the Registered Alexco Shareholder, Alexco Optionholder, Alexco RSU Holder or Alexco DSU Holder at the Meeting other than the persons named in the accompanying proxies as proxyholders. To exercise this right, the Registered Alexco Shareholder, Alexco Optionholder, Alexco RSU Holder or Alexco DSU Holder must insert the name of such holder’s nominee in the space provided in the accompanying forms of proxy or complete another appropriate form of proxy permitted by law, and in either case send or deliver the completed form of proxy to our transfer agent, Computershare, as described in the Circular.

If you are a Beneficial Alexco Shareholder, the VIF will name the same persons as the Company’s proxy to represent your Alexco Shares at the Meeting. You have the right to appoint a person (who need not be an Alexco Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Alexco Shares at the Meeting and that person may be you. To appoint yourself or a person other than any of those designated in the VIF as the proxyholder for your Alexco Shares, you must print the applicable name in the space provided on your VIF and return your completed VIF to Broadridge Financial Solutions Inc. (“Broadridge”) by mail or facsimile or by phone or over the internet, in accordance with Broadridge’s instructions and well in advance of the Meeting.

Step 2 (if applicable): If you are a Beneficial Alexco Shareholder located in the United States and wish to participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under “Attending and Participating at the Meeting”, you MUST complete a THIRD step and obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the VIF sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you MUST then submit such legal proxy to Computershare at uslegalproxy@computershare.com or by mail to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Canada.

Please see “Proxies and Voting” for more information.

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Q:	What if I return my proxy but do not mark it to show how I wish to vote?

A:	If your proxy is signed and dated and returned without specifying your choice or is returned specifying both choices, your Alexco Shares, Alexco Options, Alexco RSUs or Alexco DSUs, as applicable, will be voted FOR the Arrangement Resolution in accordance with the recommendation of the Board.

Q:	When is the cut-off time for delivery of proxies and internet and telephone voting?

A:	Proxies sent by mail or courier must be delivered to Computershare, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment or postponement thereof. In this case, assuming no adjournment or postponement, the proxy-cut off time is 10:00 a.m. (Vancouver time) on August 26, 2022. Online votes submitted via the internet at www.investorvote.com and votes submitted by telephone by calling 1-866-732-8683 (Canada and U.S.) or 312-588-4290 (Overseas) must also be submitted by 10:00 a.m. (Vancouver time) on August 26, 2022.

Beneficial Alexco Shareholders should complete and return their VIF well in advance of the Meeting, in accordance with the instructions in the VIF.

Q:	As an Alexco Securityholder, can I revoke my proxy or change my vote after I have submitted a signed proxy?

A:	Yes. If you want to revoke your proxy (or proxies) after you have delivered it (them), you can do so by (a) attending the Meeting and voting if you were a Registered Alexco Shareholder, Alexco Optionholder, Alexco RSU Holder or an Alexco DSU Holder at the Record Date, (b) signing a proxy (or proxies) bearing a later date and returning such form(s) at any time before the proxy cut-off time, (c) signing a written statement which indicates, clearly, that you want to revoke your proxy or proxies and delivering this signed written statement to the registered office of Alexco by email to steven.mckoen@blakes.com at any time up to and including the last Business Day prior to the Meeting (or any adjournment or postponement thereof), or (d) in any other manner permitted by law.

Your proxy (or proxies) will only be revoked pursuant to (b) above if such proxy bearing a later date is received no later than 10:00 a.m. (Vancouver time) on August 26, 2022 (or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting, excluding Saturdays, Sundays and holidays). If you revoke your proxy (or proxies) and do not replace it (or them) with another that is properly deposited before the proxy cut-off time, you can still vote your Alexco Shares, Alexco Options, Alexco RSUs and/or Alexco DSUs, but to do so you must attend and vote at the Meeting.

If you are a Beneficial Alexco Shareholder and wish to revoke previously provided voting instructions, you should contact your Intermediary to discuss whether this is possible and what procedures you need to follow. The change or revocation of voting instructions by a Beneficial Alexco Shareholder can take several days or longer to complete and, accordingly, any such action should be completed well in advance of the deadline given in the proxy or VIF by the Intermediary or its service company to ensure it is effective.

Q:	In addition to the approval of Alexco Securityholders, are there any other approvals required for the Arrangement?

A:	Yes, the Arrangement requires the approval of the Court and also is subject to certain Regulatory Approvals, including the Canadian Competition Approval (as defined herein). See “The Arrangement — Court Approval of the Arrangement” and “The Arrangement – Regulatory Approvals” in this Circular.

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Q:	Do any directors or executive officers of Alexco have any interests in the Arrangement that are different from, or in addition to, those of the Alexco Securityholders?

A:	In considering the recommendation of the Board to vote in favour of the matters discussed in this Circular, Alexco Securityholders should be aware that some of the directors and senior officers of Alexco have interests in the Arrangement that are different from, or in addition to, the interests of Alexco Securityholders generally. See “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular.

Q:	Will the Alexco Shares continue to be listed on the TSX after the Arrangement is completed?

A:	No. If the Arrangement is completed, 108, a subsidiary of Hecla Parent, will acquire all of the outstanding Alexco Shares and Alexco will become a subsidiary of Hecla. Following the completion of the Arrangement, it is expected that the Alexco Shares will be delisted from the Toronto Stock Exchange (“TSX”) and the NYSE American. Former Alexco Shareholders, former Alexco Optionholders, former Alexco RSU Holders and former Alexco DSU Holders who received Alexco Shares will receive Hecla Shares, which are listed on New York Stock Exchange (“NYSE”).

Q:	How will I know when the Arrangement will be implemented?

A:	The Effective Date will occur upon satisfaction or waiver of all of the conditions to the completion of the Arrangement. If the Required Securityholder Approval (as defined herein) is obtained at the Meeting, the Effective Date is expected to occur in September 2022. On the Effective Date, Alexco will publicly announce that the conditions are satisfied or waived and that the Arrangement has been completed.

Q:	Are there risks I should consider in deciding whether to vote for the Arrangement Resolution?

A:	Yes. Alexco Securityholders should carefully consider the risk factors relating to the Arrangement. Some of these risks include, but are not limited to: (i) there can be no certainty that all conditions precedent to the Arrangement will be satisfied; (ii) the market price of the Alexco Shares and Hecla Shares may be materially adversely affected if the Arrangement is not completed; (iii) the Arrangement Agreement (as defined herein) may be terminated in certain circumstances; (iv) the completion of the Arrangement is uncertain and Alexco will incur costs even if the Arrangement is not completed; (v) the Arrangement may divert the attention of Alexco ’s management; (vi) the Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire Alexco; (vii) restrictions from pursuing business opportunities; (viii) the Hecla Shares issued in connection with the Arrangement may have a market value different than expected; (ix) directors and officers of Alexco have interests in the Arrangement that may be different from those of Alexco Securityholders generally; (x) Hecla and Alexco may be the targets of legal claims, securities class action, derivative lawsuits and other claims; and (xi) as a holder of Hecla Shares, you will be subject to the risks associated with an investment in Hecla. See “Risks Related to the Arrangement”, “Information Concerning Hecla” and “Information Concerning Hecla Following the Arrangement” in this Circular.

Q:	What are the Canadian income tax consequences of the Arrangement?

A:	For a summary of certain material Canadian income tax consequences of the Arrangement, see “Certain Canadian Federal Income Tax Considerations” in this Circular. Such summary is not intended to be legal or tax advice to any particular Alexco Securityholders. Alexco Securityholders should consult their own tax and investment advisors with respect to their particular circumstances.

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Q:	What are the U.S. federal income tax consequences of the Arrangement?

A:	For a summary of certain material U.S. federal income tax consequences of the Arrangement, see “Certain U.S. Federal Income Tax Considerations” in this Circular. Such summary is not intended to be legal or tax advice to any particular Alexco Securityholder. Alexco Securityholders in the United States are urged to consult their own tax and investment advisors with respect to their particular circumstances.

Q:	Am I entitled to Dissent Rights?

A:	If you are a Registered Alexco Shareholder as of the Record Date who duly and validly exercises Dissent Rights (as defined herein) in strict compliance with the provisions Division 2 of Part 8 of the BCBCA as modified by the Interim Order, the Plan of Arrangement and any other order of the Court, and the Arrangement Resolution is approved, you will be entitled to be paid the fair value of your Alexco Shares calculated as of the close of business on the day before the Arrangement Resolution was adopted. This amount may be the same as, more than or less than value of the Consideration received by the Alexco Shareholders under the Arrangement.

If you wish to dissent, you must ensure that a written notice is received by Alexco by mail c/o Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver BC V7X 1L3 attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com by no later than 5:00 p.m. (Vancouver time) on the date that is not later than the day that is at least two days (excluding Saturdays, Sundays and holidays in the Province of British Columbia) prior to the Meeting as described under “The Arrangement – Dissenting Alexco Shareholders’ Rights”.

Failure to comply strictly with the requirements set forth in Division 2 of Part 8 of the BCBCA as modified by the Interim Order, the Plan of Arrangement or any other order of the Court may result in the loss of any right to dissent. It is strongly suggested that any Alexco Shareholder wishing to dissent seek independent legal advice. Be sure to read the section entitled “The Arrangement – Dissenting Alexco Shareholders’ Rights” and consult your own legal advisor if you wish to exercise Dissent Rights.

Q:	Who can I call with questions?

A:	If you have any questions about the information contained in this Circular or require assistance with voting, please contact Laurel Hill by telephone at: 1-877-452-7184 (North American Toll Free) or 1-416-304-0211 (Outside North America); or by email at assistance@laurelhill.com. See “Additional Information” in this Circular.

If you have questions about deciding how to vote on the Arrangement Resolution, you should contact your own legal, tax, financial or other professional advisor.

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TABLE OF CONTENTS

MANAGEMENT INFORMATION CIRCULAR	1
Introduction	1
Information Contained in this Circular	1
Information Concerning Hecla	1
Information for U.S. Alexco Securityholders	2
Forward-Looking Statements	3
Reference to Financial Information and Additional Information	5

GLOSSARY OF TERMS	6

SUMMARY	17

INFORMATION CONCERNING THE MEETING	29
Purpose of the Meeting	29
Date, Time and Place of the Meeting	29
Record Date	29
Solicitation of Proxies	29
Proxies and Voting	29
Notice-And-Access	35

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	35

THE ARRANGEMENT	36
Background to the Arrangement	36
Reasons for the Arrangement	41
Cormark Fairness Opinion	44
Voting and Support Agreements	45
Interests of Certain Persons in the Arrangement	46
Effect and Details of the Arrangement	52
Exchange of Alexco Securities	54
Securityholder Approval of the Arrangement	56
Court Approval of the Arrangement	56
Dissenting Alexco Shareholders’ Rights	57
Regulatory Approvals	60
Other Regulatory Approvals	62
Securities Law Matters	62

THE ARRANGEMENT AGREEMENT	63
Assignment and Amendment Agreement	64
Representations and Warranties	64
Conditions to Closing	65
Covenants	67
Non-Solicitation and Right to Match	71
Termination of Arrangement Agreement	74
Amendments	75
Expenses	75

BRIDGE LOAN	75

PRIVATE PLACEMENT	76

RISK FACTORS	77

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Risks Related to the Arrangement	77
Risks Related to the Sale of Shares for Consideration	81
Risks Related to Alexco	83

INFORMATION CONCERNING THE COMPANY	84

INFORMATION CONCERNING HECLA	84

INFORMATION CONCERNING HECLA FOLLOWING THE ARRANGEMENT	84

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	84
Residents of Canada	85
Non-Residents of Canada	89

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	90
Scope of This Disclosure	91
Tax Consequences of the Arrangement to U.S. Holders	93
Treatment of the Arrangement	93
Ownership and Disposition of Hecla Shares for U.S. Holders	94
Other Tax Considerations for U.S. Holders	95
Foreign Currency	95
Tax Consequences of the Arrangement to Non-U.S. Holders	96
Ownership and Disposition of Hecla Shares for Non-U.S. Holders	96

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	99

AUDITORS	100

LEGAL MATTERS	100

ADDITIONAL INFORMATION	100

APPROVAL OF THE BOARD OF DIRECTORS	101

APPENDIX A ARRANGEMENT RESOLUTION	A-1

APPENDIX B PLAN OF ARRANGEMENT	B-1

APPENDIX C INTERIM ORDER	C-1

APPENDIX D PETITION AND NOTICE OF HEARING OF PETITION	D-1

APPENDIX E CORMARK OPINION	E-1

APPENDIX F INFORMATION CONCERNING ALEXCO	F-1

APPENDIX G INFORMATION CONCERNING HECLA	G-1

APPENDIX H INFORMATION CONCERNING HECLA FOLLOWING THE ARRANGEMENT	H-1

APPENDIX I DISSENT PROVISIONS OF THE BCBCA	I-1

APPENDIX J COMPARISON OF BRITISH COLUMBIA AND DELAWARE CORPORATE LAW	J-1

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ALEXCO RESOURCE CORP.

MANAGEMENT INFORMATION CIRCULAR

Introduction

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of management of Alexco for use at the Meeting and any adjournment or postponement thereof. Other than the management of Alexco and its authorized agents, no person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized and should not be relied upon in making a decision as to how to vote on the Arrangement.

These Meeting materials are being sent to Registered Alexco Shareholders and Beneficial Alexco Shareholders, through Intermediaries, and to Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders.

If you hold Alexco Shares through an Intermediary, you should contact your Intermediary for instructions and assistance in voting and surrendering the Alexco Shares that you beneficially own.

Information Contained in this Circular

The information contained in this Circular is given as at July 28, 2022, except where otherwise noted. This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

Information contained in this Circular should not be construed as legal, tax or financial advice and Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders are urged to consult their own professional advisors in connection therewith.

Except where otherwise expressly provided, all amounts in this Circular are stated and will be paid in U.S. currency.

THIS CIRCULAR AND THE TRANSACTIONS CONTEMPLATED BY THE ARRANGEMENT AGREEMENT AND THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

Information Concerning Hecla

The information concerning Hecla and its affiliates contained in this Circular has been provided by Hecla for inclusion in this Circular. Although the Company has no knowledge that any statements contained herein taken from or based on such information provided by Hecla are untrue or incomplete, the Company assumes no responsibility for the accuracy of such information, or for any failure by Hecla or any of its affiliates or any of their respective representatives to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company. In accordance with the Arrangement Agreement, Hecla provided the Company with all necessary information concerning Hecla that is required by law to be included in this Circular and ensured that such information does not contain any misrepresentation concerning Hecla or its affiliates.

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2022 Special Meeting of Securityholders

Information for U.S. Alexco Securityholders

The Company is a corporation existing under the laws of the Province of British Columbia, Canada and is a “foreign private issuer” within the meaning of Rule 3b-4 of the U.S. Exchange Act. The solicitation of proxies and the transactions contemplated in this Circular are not subject to the proxy rules under the U.S. Exchange Act, and therefore this solicitation is not being made in accordance with such rules. Accordingly, the solicitation and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate laws and Securities Laws (as defined herein), and this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders in the United States should be aware that disclosure requirements under Canadian laws are different from those of the United States applicable to proxy statements, prospectuses and registration statements. Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders in the United States should also be aware that other requirements under Canadian laws may differ from those required under U.S. corporate laws and U.S. Securities Laws. The enforcement by Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders of rights, claims and civil liabilities under U.S. Securities Laws may be affected adversely by the fact that the Company and 108 are organized under the laws of a jurisdiction other than the United States, that their officers and directors and those of Hecla Parent include residents of countries other than the United States, that some or all of the experts named in this Circular and the documents incorporated by reference may be residents of countries other than the United States, and that some or all of the assets of each Company, Hecla, 108 and such other Persons are, or will be, located outside the United States. As a result, it may be difficult to or impossible for Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders in the United States to effect service of process within the United States predicated upon civil liabilities under U.S. Securities Laws. In addition, the courts of Canada may not (a) enforce judgments of United States courts obtained in actions against such Persons predicated upon civil liabilities under the U.S. Securities Laws or (b) enforce, in original actions, liabilities against such Persons predicated upon civil liabilities under U.S. Securities Laws.

The Hecla Shares issuable in exchange for Alexco Shares pursuant to the Arrangement have not been registered under the U.S. Securities Act or any applicable Securities Laws of any state of the United States, and are being issued in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Court, and similar exemptions from registration under applicable Securities Laws of any state of the United States. Section 3(a)(10) of the U.S. Securities Act exempts from the general registration requirements under the U.S. Securities Act, the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on July 27, 2022 and, subject to the approval of the Arrangement by the Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders, a hearing of the application for the Final Order is currently scheduled to take place on September 1, 2022 at the Court at 800 Smithe Street, Vancouver, British Columbia, at 10:00 am (Vancouver time), or as soon thereafter as counsel may be heard, or at any other date and time and by any other method as the Court may direct. All Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders are entitled to appear and be heard at this hearing. The Final Order will constitute a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Hecla Shares issued to the Alexco Shareholders in exchange for their Alexco Shares pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order.

THIS ARRANGEMENT AND THE HECLA SHARES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER SECURITIES REGULATORY AUTHORITY, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR THE MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR.

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2022 Special Meeting of Securityholders

Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders in the United States should be aware that the disposition by them of their Alexco Shares and, if applicable, Alexco Options, Alexco RSUs and Alexco DSUs, as described herein, may have tax consequences both in the United States and in Canada. Such consequences for Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders may not be described fully herein. For a general discussion of certain Canadian federal income tax considerations, see “Certain Canadian Federal Income Tax Considerations”. Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders in the United States are advised to see “Certain U.S. Federal Income Tax Considerations” for a general discussion of certain United States federal income tax considerations to Alexco Shareholders, and to consult their independent tax advisors regarding the relevant federal, state, local and foreign tax consequences to them of participating in the Arrangement.

Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders in the United States should be aware that the financial statements and financial information of the Company are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards, each of which differ in certain material respects from United States generally accepted accounting principles and auditing and auditor independence standards and thus may not be comparable in all respects to financial statements and information of United States companies.

Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders in the United States should be aware that Alexco reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities and Exchange Commission (the “SEC”) that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K (“S-K 1300”) under the U.S. Exchange Act. As an issuer that prepares and files its reports with the SEC pursuant to the multi-jurisdictional disclosure system of the U.S. Exchange Act, Alexco is not subject to the requirements of S-K 1300. Any mineral reserves and mineral resources reported by Alexco in accordance with NI 43-101 may not qualify as such under or differ from those prepared in accordance with S-K 1300. Accordingly, information included or incorporated by reference herein concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 1300.

Forward-Looking Statements

This Circular contains forward-looking statements and forward-looking information within the meaning of applicable Canadian Securities Laws and applicable U.S. Securities Laws and which are based on the currently available competitive, financial and economic data and operating plans of management of the Company as of the date hereof unless otherwise stated. Although such statements are expressed in good faith and Alexco believes that expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. The use of any of the words “plans”, “expects”, “intend”, “potential”, “seek”, “continue”, “projects”, “assumes”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. More particularly and without limitation, this Circular contains forward-looking statements and information concerning: the Arrangement and the completion thereof; covenants of Alexco and 108 in relation to the Arrangement; the timing for the implementation of the Arrangement, including the expected Effective Date; the anticipated benefits of the Arrangement; the principal steps of the Arrangement; the receipt of the necessary securityholder, Court, and regulatory approvals; the effect of the Arrangement on the vesting, settlement and payout of the Alexco Options, Alexco RSUs and Alexco DSUs; the anticipated tax treatment of the Arrangement for Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders; statements made in, and based upon, the Cormark Opinion (as defined herein); statements relating to the business of Hecla, Alexco and the Combined Company after the date of this Circular and prior to, and after, the Effective Time; termination of the Wheaton Stream Agreement; the financial viability of the Keno Hill Project; impact of the Arrangement on employees and local stakeholders; the strengths, characteristics, market position, and future financial or operating performance and potential of the Combined Company; the amounts received by the directors and senior officers of Alexco under the Arrangement; de-listing of the Alexco Shares from the TSX and the NYSE American; ceasing of reporting issuer status of Alexco; the liquidity of Hecla Shares following the Effective Time; the market price of Hecla Shares; anticipated developments in the operations of Alexco and Hecla; expectations regarding the growth of Hecla and the Combined Company; the business prospects and opportunities of Alexco, Hecla and the Combined Company; estimates of mineral resources and mineral reserves; the future demand for and prices of commodities; the future size and growth of metals markets; the timing and amount of estimated future production of Alexco, Hecla and the Combined Company; expectations regarding costs of production and capital and operating expenditures; estimates of the mine life of mineral projects; expectations regarding the costs and timing of exploration and development, and the success of such activities; sales expectations; the timing and possible outcome of pending litigation in future periods; the timing and possible outcome of regulatory and permitted matters; goals; strategies; future growth; planned future acquisitions (other than the Arrangement); the adequacy of financial resources; and other events or conditions that may occur in the future or future plans, projects, objectives, estimates and forecasts, and the timing related thereto.

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In respect of the forward-looking statements and information in this Circular, the Company has provided such forward-looking statements and information in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of Alexco and Hecla to receive, in a timely manner and on satisfactory terms, the necessary regulatory, Court, securityholder and other third party approvals; the satisfaction of the conditions to closing of the Arrangement in a timely manner and completion of the Arrangement on the expected terms; the expected adherence to the terms of the Arrangement Agreement and agreements related to the Arrangement Agreement, including the Voting and Support Agreements; the listing of the Hecla Shares to be issued in connection with the Arrangement on the NYSE; no material adverse change in the market price of silver, gold, lead, zinc and other commodities; the ability of the Parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement; the Company’s and Hecla’s ability to obtain all necessary permits, licenses and regulatory approvals for operations in a timely manner; the adequacy of the financial resources of the Company and Hecla; the treatment of Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders regarding Taxes; sustained labor stability and availability of equipment; the maintenance of positive relations with local groups; including Indigenous peoples in the areas in which the Company operates; favorable equity and debt capital markets; stability in financial capital markets and other expectations and assumptions which management believes are appropriate and reasonable. The anticipated dates provided in this Circular regarding the Arrangement may change for a number of reasons, including the inability to secure the necessary regulatory, Court, securityholder or other third-party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this Circular.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Such risks, uncertainties and factors include, among others: the risk that the Arrangement may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; the failure of the Company and Hecla to obtain the necessary regulatory, Court, securityholder and other third-party approvals, or to otherwise satisfy the conditions to the completion of the Arrangement, in a timely manner, or at all, may result in the Arrangement not being completed on the proposed terms, or at all; if a third party makes a Superior Proposal, the Arrangement may not be completed and the Company may be required to pay the Termination Fee; if the Arrangement is not completed, and the Company continues as an independent entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion of Arrangement could have an impact on the Company’s current business relationships and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company; the failure of the Company to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in the Company being required to pay the Termination Fee to Hecla, the result of which could have a material adverse effect on the Company’s financial position and results of operations and its ability to fund growth prospects and current operations; the benefits expected from the Arrangement may not be realized; risks associated with business integration; risks related to Alexco and Hecla’s respective properties; risks related to competitive conditions; risks associated with Alexco and Hecla’s lack of control over mining conditions; risks related to the operations of Alexco and Hecla; the risk that the Company will not be able to fund certain contingent payment obligations under its credit facilities or the Wheaton Stream Agreement, which may make the Company insolvent; risk that actual results of current exploration activities may be different than forecasts; risks related to reclamation activities; the risk that project parameters may change as plans continue to be refined; risks related to changes in laws, regulations and government practices; risks associated with the uncertainty of future prices of silver, gold, lead, zinc and other commodities and currency exchange rates; the risk that plant, equipment or processes may fail to operate as anticipated; risks related to accidents and labour disputes and other risks inherent to the mining and mineral exploration industry; the risk of claims and litigation regarding the nature and extent of Indigenous rights and title; risks associated with delays in obtaining governmental approvals or financing or in the completion of exploration or development activities; risks related to the inherent uncertainty of mineral resource and mineral reserve estimates; risks associated with uncertainties inherent to feasibility and other economic studies; health, safety and environmental risks, including the potential physical impacts of climate change; information systems and cyber security risks; and the risks discussed under the heading “Risks Related to the Arrangement”.

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Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders are cautioned that the foregoing list of factors is not exhaustive and undue reliance should not be placed on such projections and such forward-looking statements. Additional information on other factors that could affect the operations or financial results of Alexco and Hecla Parent is included in reports filed by each of them with the securities commissions or similar authorities in Canada and the SEC (which are available under the Alexco’s and Hecla’s respective SEDAR profiles at www.sedar.com and Alexco’s and Hecla’s respective EDGAR profiles at www.sec.gov/edgar.sthml).

The forward-looking statements and information contained in this Circular are made as of the date hereof and the Company and Hecla undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable Canadian Securities Laws and U.S. Securities Laws. All forward-looking statements contained in this Circular are expressly qualified in their entirety by the cautionary statements set forth above and in any document incorporated by reference herein. All subsequent written and oral forward-looking statements attributable to Hecla, Alexco or to persons acting on their behalf are expressly qualified in their entirety by these cautionary statements.

Reference to Financial Information and Additional Information

Financial information provided in the Company’s comparative annual financial statements and MD&A for the years ended December 31, 2021 and 2020 and in the Company’s comparative quarterly financial statements and MD&A for the three months ended March 31, 2022 and 2021 is available on SEDAR at www.sedar.com. You can obtain additional documents related to the Company without charge on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.sthml. You can also obtain documents related to the Company without charge by visiting the Company’s website at www.alexcoresource.com.

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GLOSSARY OF TERMS

In this Circular, the following capitalized words and terms shall have the following meanings:

“108” means 1080980 B.C. Ltd., a corporation existing under the laws of the Province of British Columbia;

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement, any offer, proposal, expression of interest or inquiry, or public announcement of an intention (orally or in writing) from any person (other than Hecla or any of its affiliates) after the date of the Arrangement Agreement (including, for greater certainty, amendments or variations after the date of the Arrangement Agreement to any offer, proposal, expression of interest or inquiry that was made before the date of the Arrangement Agreement), relating to:

(a)         any joint venture, earn-in right, royalty grant, lease, license, acquisition, sale or transfer, direct or indirect, in a single transaction or a series of related transactions, of:

(i)           the assets of Alexco and/or any of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Alexco and its subsidiaries, taken as a whole, or contribute 20% or more of the consolidated revenue of Alexco and its subsidiaries, taken as a whole; or

(ii)         20% or more of the issued and outstanding voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of Alexco or any of its subsidiaries;

(b)        any take-over bid, tender offer, exchange offer, sale or treasury issuance of securities or other transaction that, if consummated, would result in such person beneficially owning, directly or indirectly, 20% or more of any class of the issued and outstanding voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of Alexco or any of its subsidiaries;

(c)        a plan of arrangement, merger, amalgamation, consolidation, share exchange, share issuance, business combination, reorganization, recapitalization, liquidation, dissolution, share reclassification, winding-up or other similar transaction or series of transactions involving Alexco or any of its subsidiaries; or

(d)        any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement.

“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act with respect to the transactions contemplated by the Arrangement Agreement.

“Alexco Change in Recommendation” has the meaning ascribed in Section 8.2.1(c)(i) of the Arrangement Agreement.

“Alexco Concessions” means any mining, mineral or exploration concession, claim, lease, license, Permit or other right to explore for, exploit, develop, mine or produce Minerals or any interest therein which Alexco or any of its subsidiaries owns or has a right or option to acquire or use.

“Alexco Disclosure Letter” means the disclosure letter executed by Alexco and delivered to Hecla concurrently with the execution of the Arrangement Agreement.

“Alexco DSU Holders” means a holder of one or more Alexco DSUs.

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“Alexco DSU Plan” means the deferred share unit plan of Alexco, as approved by Alexco Shareholders on June 6, 2019.

“Alexco DSUs” means a deferred share unit issued pursuant to the Alexco DSU Plan.

“Alexco Financial Advisor” means Cormark Securities Inc.

“Alexco Financial Statements” has the meaning ascribed in Section 3.1(m). of the Arrangement Agreement.

“Alexco In-The-Money Option” means an Alexco Option in respect of which the Alexco Option In-The-Money Amount, determined on the last Business Day immediately preceding the Effective Date, is a positive amount.

“Alexco Lands” means any interests and rights in real and immoveable property interests, including property rights, fee lands, possession rights, licenses, leases, rights of way, rights to use, surface rights or easements which Alexco or any of its subsidiaries have a right in or interest in or has an option or other right to acquire or use.

“Alexco Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate with other such changes, effects, events, occurrences, circumstances or states of fact, is or would reasonably be expected to be material and adverse to the business, properties, assets, Permits, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Alexco and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from:

(a)          the public announcement of the execution of the Arrangement Agreement or the transactions contemplated hereby or the performance of any obligation hereunder;

(b)          any changes in general political, economic or financial conditions in Canada;

(c)          any change or proposed change in any applicable Laws or the interpretation, application or non-application of any applicable Laws by any Governmental Entity;

(d)          any generally applicable changes in IFRS;

(e)          any natural disaster, armed hostilities, war or act of terrorism;

(f)           any epidemic, pandemic or outbreak of illness (including COVID-19 and any COVID-19 Measures) or health crisis or public health event, or any worsening of any of the foregoing;

(g)          conditions generally affecting the mining industry;

(h)          any change in currency exchange, interest or inflation rates;

(i)           any change in the market price of silver; or

(j)           any decrease in the market price or any decline in the trading volume of Alexco Shares on the TSX or NYSE American (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether an Alexco Material Adverse Effect has occurred), provided that, notwithstanding the foregoing, any change, effect, event, occurrence or state of facts described in clauses (b), (c), (d), (e), (f), (g) and (h) of this definition shall constitute an Alexco Material Adverse Effect to the extent that any such change, effect, event, occurrence, circumstance or state of facts has or would reasonably be expected to have, individually or in the aggregate, a disproportionate material adverse impact on the business, properties, assets, Permits, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Alexco and its subsidiaries, taken as a whole, relative to other industry participants of similar size and references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for purposes of determining whether an “Alexco Material Adverse Effect” has occurred.

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“Alexco Material Contract” means any contract of Alexco or any of its subsidiaries:

(a)          involving current and future aggregate actual or contingent obligations to pay (including advances) to or by Alexco or any of its subsidiaries of more than $100,000 in any one year or $250,000 (but, for purposes of Section 5.1, $100,000) during the remaining term of such contract (including, if applicable, any renewals thereof);

(b)          relating to current or future indebtedness for borrowed money of $250,000 or more, or pursuant to which any property or asset of Alexco or any of its subsidiaries is subject to a Lien;

(c)          restricting the incurrence of indebtedness by Alexco or any of its subsidiaries or (including by requiring the granting of an equal and rateable Lien) the incurrence of any Liens on any properties or assets of Alexco or any of its subsidiaries;

(d)          relating to litigation or settlement thereof which gives rise to or could give rise to any actual or contingent obligations or entitlements of Alexco or any of its subsidiaries which have not been fully satisfied prior to the date of the Arrangement Agreement, other than obligations or entitlements, individually or together, of not more than $100,000;

(e)          with any Governmental Entity or First Nation;

(f)          which creates an exclusive dealing arrangement or right of first offer or limits or purports to limit the ability of Alexco or any of its subsidiaries to engage in any line of business, compete with any person or in any geographic area or during any period of time;

(g)          which relates to any pending lease, acquisition or disposition, directly or indirectly, of property, including Alexco Concessions or Alexco Lands;

(h)          providing for any indemnification or any guarantee by Alexco or any of its subsidiaries in excess of $100,000 or which is not expressly capped or limited;

(i)           in respect of any joint venture, partnership, strategic alliance or similar arrangement or any shareholders’ agreement;

(j)           involving a sharing of profits, losses, costs or liabilities by Alexco or any of its subsidiaries with any third party that would result in one or more third parties being entitled to more than $100,000 in the aggregate;

(k)          the termination of which would reasonably be expected to have an Alexco Material Adverse Effect;

(l)           for a royalty, metals streaming, long term offtake or similar economic arrangement in respect of any Alexco Concession;

(m)         any standstill or similar contract currently restricting the ability of Alexco or any of its subsidiaries to offer to purchase or purchase the assets or equity securities of another person; and

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(n)          with a term or commitment to or by an Alexco or any of its subsidiaries that may reasonably extend beyond one year and which cannot be terminated without cost or penalty in excess of $100,000 on less than 60 days’ notice.

“Alexco Option In-The-Money Amount” in respect of an Alexco Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the aggregate Alexco Shares that a holder is entitled to acquire on exercise of such Alexco Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Alexco Shares.

“Alexco Option Plan” means the stock option plan of the Company, as approved by Alexco Shareholders on June 6, 2019 and as further amended on June 9, 2022.

“Alexco Optionholders” means a holder of one or more Alexco Options.

“Alexco Options” means a right and option to purchase one or more Alexco Shares granted pursuant to the Alexco Stock Option Plan or otherwise enforceable against Alexco.

“Alexco Out-of-the-Money Option” means an Alexco Option other than an Alexco In-The-Money Option.

“Alexco RSU Holders” means a holder or one or more Alexco RSUs.

“Alexco RSU Plan” means the restricted share unit plan of Alexco, as approved by Alexco Shareholders on June 10, 2021.

“Alexco RSUs” means a restricted share unit issued pursuant to the Alexco RSU Plan.

“Alexco Securities” means an Alexco Share, Alexco Option, Alexco DSU or Alexco RSU.

“Alexco Securityholders” means a holder of one or more Alexco Securities.

“Alexco Shareholder” means a holder of one or more Alexco Shares.

“Alexco Shares” means a common share in the authorized share structure of Alexco.

“Arrangement” means the arrangement pursuant to Division 5 of Part 9 of the BCBCA with respect to, among others, Alexco, Alexco Securityholders and 108 on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 or the Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of 108 and Alexco, each acting reasonably.

“Arrangement Agreement” or “Agreement” means the Arrangement Agreement dated July 4, 2022, between Alexco and Hecla Parent, including the schedules attached thereto and the Alexco Disclosure Letter, as amended by the Assignment and Amendment Agreement, and as may be further amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Arrangement Resolution” means the special resolution of the Alexco Shareholders approving the Arrangement to be considered at the Meeting, substantially in the form and content of Appendix A hereto.

“Assignment and Amendment Agreement” means the assignment and amendment agreement dated July 25, 2022 by and among Hecla Parent, 108 and Alexco.

“BCBCA” means the Business Corporations Act (British Columbia).

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“Beneficial Alexco Shareholder” means a Person who holds Alexco Shares through an Intermediary or who otherwise does not hold Alexco Shares in the Person’s name.

“Board” means the board of directors of the Company, as constituted from time to time.

“Broadridge” means Broadridge Financial Solutions, Inc.

“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the banks located in Vancouver, British Columbia or Toronto, Ontario are closed or authorized to be closed.

“Canadian Competition Approval” means that, in connection with the transactions contemplated by the Arrangement Agreement, either (a) the (i) applicable waiting periods under subsection 123(1) of the Competition Act shall have expired or have been terminated in accordance with subsection 123(2) of the Competition Act or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with paragraph 113(c) of the Competition Act, and (ii) the Commissioner shall have issued a No Action Letter; or (b) the Commissioner shall have issued an Advance Ruling Certificate.

“Canadian Securities Laws” means the Securities Act (British Columbia), together with all other applicable Securities Laws, rules and regulations and published policies thereunder or under the Securities Laws of any other province or territory of Canada.

“Circular” means this management information circular, including the Notice of Meeting and all appendices hereto and all documents incorporated by reference herein, and all amendments hereof.

“Combined Company” means Hecla after completion of the Arrangement.

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act and includes any person designated by the Commissioner to act on his or her behalf.

“Company” or “Alexco” means Alexco Resource Corp., a company existing under the BCBCA.

“Competition Act” means the Competition Act (Canada).

“Consideration” means the consideration payable pursuant to the Plan of Arrangement to a person who is an Alexco Securityholder other than Hecla or its affiliates.

“Cormark” means Cormark Securities Inc.

“Cormark Opinion” means an opinion of Cormark, to the effect that the Consideration to be received by Alexco Shareholders, other than Hecla and its affiliate, pursuant to the Arrangement is fair, from a financial point of view, to such holders, as of the date of such opinion and subject to the assumptions, limitations and qualifications contained therein and attached as Appendix E to this Circular.

“Court” means the Supreme Court of British Columbia.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variants or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

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“COVID-19 Measures” means any actions taken or not taken (a) to comply with facility closure, quarantine, “stay at home”, “shelter in place”, social or physical distancing, travel restriction or other directive, guidelines or recommendation issued by any Governmental Entity or any other Law in response to COVID-19 or (b) in good faith and on a commercially reasonable basis to mitigate, remedy, respond to or otherwise address the actual or reasonably anticipated effects or impacts of COVID-19, including to protect the health and safety of the employees of Hecla or Alexco, as applicable, and their respective subsidiaries and other individuals having business dealings with such persons or to respond to third party supply or service disruptions caused by COVID-19.

“CRA” means Canada Revenue Agency.

“Depositary” means Computershare Investor Services Inc., in its capacity as depositary for the Arrangement.

“Dissent Procedures” means the dissent procedures, as described in the Interim Order.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“Dissent Shares” means Alexco Shares held by a Dissenting Alexco Shareholder and in respect of which the Dissenting Alexco Shareholder has validly exercised Dissent Rights.

“Dissenting Alexco Shareholder” means a registered Alexco Shareholder of the Record Date who validly exercises Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Procedures and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

“DRS Advices” means the direct registration system advices held by some Alexco Shareholders representing their Alexco Shares.

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in Section 2.8(a) of the Arrangement Agreement.

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement.

“Final Order” means the final order of the Court in a form acceptable to both 108 and Alexco, each acting reasonably, pursuant to Section 291 of the BCBCA approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both 108 and Alexco, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both 108 and Alexco, each acting reasonably).

“First Nations” means any first nations, indigenous or aboriginal persons, tribe or Indian band of Canada, including Métis communities.

“Governmental Entity” means (a) any multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, minister, ministry, bureau, agency or instrumentality, domestic or foreign, (b) any subdivision, agent, commission, board or authority of any of the foregoing, (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including the NYSE, the NYSE American and TSX.

“Hecla” means Hecla Parent and its affiliates and subsidiaries, unless the context requires otherwise.

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“Hecla Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate with other such changes, effects, events, occurrences, circumstances or states of fact, is or would reasonably be expected to be, material and adverse to the business, properties, assets, Permits, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Hecla and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from:

(a)          the public announcement of the execution of the Arrangement Agreement or the transactions contemplated hereby or the performance of any obligation hereunder;

(b)          any changes in general political, economic or financial conditions in Canada;

(c)          any change or proposed change in any applicable Laws or the interpretation, application or non-application of any applicable Laws by any Governmental Entity;

(d)          any generally applicable changes in U.S. GAAP;

(e)          any natural disaster, war, armed hostilities or act of terrorism;

(f)           any epidemic, pandemic or outbreak of illness (including COVID-19 and any COVID-19 Measures) or health crisis or public health event, or any worsening of any of the foregoing;

(g)          conditions generally affecting the mining industry;

(h)          any change in currency exchange, interest or inflation rates;

(i)           any change in the market price of silver; or

(j)           any decrease in the market price or any decline in the trading volume of Hecla Shares on the NYSE (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a Hecla Material Adverse Effect has occurred), provided that, notwithstanding the foregoing, any change, effect, event, occurrence, circumstance or state of facts described in clauses (b), (c), (d), (e), (f), (g) and (h) of this definition shall constitute a Hecla Material Adverse Effect to the extent that any such change, effect, event, occurrence, circumstance or state of facts has or would reasonably be expected to have, individually or in the aggregate, a disproportionate material adverse impact on the business, properties, assets, Permits, capital, liabilities, operations, results of operations or condition (financial or otherwise) of Hecla and its subsidiaries, taken as a whole, relative to other industry participants of similar size and references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for purposes of determining whether a “Hecla Material Adverse Effect” has occurred.

“Hecla Parent” means Hecla Mining Company, a company existing under the laws of the State of Delaware.

“Hecla PSUs” means performance-based equity granted to certain executive officers of Hecla typically in the second quarter of each year based on the three-year total shareholder return.

“Hecla RSUs” means restricted stock units granted to certain executive officers of Hecla annually pursuant to the terms and conditions set out in the 2010 Stock Incentive Plan.

“Hecla Shares” mean a share of common stock in the authorized share structure of Hecla Parent.

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“IFRS” means generally accepted accounting principles in Canada from time to time including, for the avoidance of doubt, the standards prescribed in Part I of the CPA Canada Handbook – Accounting (International Financial Reporting Standards) as the same may be amended, supplemented or replaced from time to time.

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of the Arrangement Agreement and made pursuant to Section 291 of the BCBCA in a form acceptable to both 108 and Alexco, each acting reasonably, providing for, among other things, the calling and holding of the Alexco Meeting, as the same may be amended, modified, supplemented or varied by the Court (with the consent of both 108 and Alexco, each acting reasonably).

“Intermediary” means, collectively, a broker, investment dealer, bank, trust company, nominee or other intermediary.

“Keno Hill Project” means the conventional mining and milling of silver-lead-zinc ore from certain deposits in the Keno Hill District in Yukon, Canada.

“Laurel Hill” means the Laurel Hill Advisory Group, Alexco ’s proxy solicitation agent.

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including, where applicable, the TSX, the NYSE and the NYSE American), and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, assets, property, means such Laws as are applicable to such person or its business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, assets, property or securities.

“Letter of Transmittal” means the letter of transmittal to be sent to the Alexco Securityholders together with this Circular providing for the delivery of Alexco Shares by Registered Alexco Shareholders and Alexco RSU Holders to the Depositary.

“Locked-up Alexco Shareholders” means certain of the directors, officers and certain shareholders of the Company who have entered into Voting and Support Agreements.

“Meeting” means the special meeting of the Alexco Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

“Minerals” means all ores, and ores and concentrates derived therefrom, of precious, base and industrial minerals, including diamonds, which may be lawfully explored for, mined and sold.

“No Action Letter” means written confirmation from the Commissioner that he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement.

“NOBO” means “non-objecting beneficial owners” and refers to Beneficial Alexco Shareholders who have not objected to their nominee disclosing certain ownership information about themselves to the Company.

“Non-Resident Shareholder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”.

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“NYSE” means the New York Stock Exchange.

“OBO” means “objecting beneficial owners” and refers to those non-registered holders who have objected to their nominee disclosing ownership information about themselves to the Company.

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“ordinary course of business” means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person.

“Outside Date” means November 4, 2022, or such later date as may be agreed to in writing by the Parties.

“Parties” means Alexco and 108 and “Party” means any of them.

“Permit” means any license, permit, certificate, consent, Order, grant, approval, classification, waiver, writ, consent, registration or other authorization of or from any Governmental Entity.

“Person” includes an individual, sole proprietorship, partnership, association, body corporate, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, Governmental Entity or any other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement of Alexco, substantially in the form of Appendix B hereto, and any amendments or variations thereto made in accordance with the Arrangement Agreement and the Plan of Arrangement or upon the direction of the Court (with the prior written consent of 108 and Alexco, each acting reasonably) in the Final Order.

“Record Date” means the record date for determining the Alexco Securityholders entitled to receive notice of and to vote at the Meeting, being the close of business on July 20, 2022 (Vancouver time) pursuant to the Interim Order.

“Registered Alexco Shareholder” means a registered holder of Alexco Shares as recorded in the Alexco Shareholder register of the Company.

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in relation to the transactions contemplated hereby.

“Representatives” means, with respect to any person, its and its subsidiaries’ officers, directors, employees, representatives (including any financial and other advisors) and agents.

“Required Securityholder Approval” means the approval of the Arrangement Resolution by at least (i) 66⅔% of the votes cast by Alexco Shareholders present or represented by proxy at the Meeting; (ii) 66⅔% of the votes cast by Alexco Securityholders, voting together as a single class, present or represented by proxy at the Meeting; and (iii) a majority of the votes cast by Alexco Shareholders other than votes attached to Alexco Shares required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Resident Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”.

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“Securities Act” means the Securities Act (British Columbia).

“Securities Authorities” means, collectively, the British Columbia Securities Commission and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada.

“Securities Laws” means the Securities Act and the securities legislation of each other province and territory of Canada and the rules, regulations, forms, published instruments, policies, bulletins and notices of the Securities Authorities made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained on behalf of the Securities Authorities.

“Stream Termination Agreement” means the stream termination agreement dated July 4, 2022 by and among Hecla Parent and Wheaton, pursuant to which Hecla Parent agreed to issue an aggregate US$135 million of Hecla Shares to Wheaton.

“Special Committee” means the special committee of independent directors of the Company’s Board.

“subsidiary” has the meaning ascribed to it in National Instrument 45-106 – Prospectus Exemptions, in force as of the date of the Arrangement Agreement.

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal from an arm’s length third party that is made after the date of the Arrangement Agreement (and is not obtained in violation of the Arrangement Agreement) to acquire all of the outstanding Alexco Shares (other than Alexco Shares beneficially owned by the person or persons making such Acquisition Proposal) or all or substantially all of the assets of Alexco and its subsidiaries on a consolidated basis, and (a) that did not result from or involve a breach of the Arrangement Agreement; (b) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the person or persons making such Acquisition Proposal; (c) that, if it relates to the acquisition of Alexco Shares, is made to all Alexco Shareholders on the same terms and conditions; (d) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith (and after receiving the advice of its outside legal advisors and an Alexco Financial Advisor), that adequate arrangements have been made in respect of any required financing required to complete such Acquisition Proposal; (e) that is not subject to any due diligence or access condition; (f) that complies with Securities Laws; (g) in respect of which the Board unanimously determines, in its good faith judgment, after receiving the advice of its outside legal advisors and an Alexco Financial Advisor, that (A) failure to recommend such Acquisition Proposal to the Alexco Shareholders would be inconsistent with its fiduciary duties under applicable Law; and (B) having regard for all of the terms and conditions of the Acquisition Proposal, including all financial, legal, regulatory and other aspects of such proposal and the person making such proposal, such Acquisition Proposal, will, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Alexco Shareholders from a financial point of view than the transactions contemplated by the Arrangement Agreement, after taking into account any amendment to the terms of the Arrangement Agreement and the Plan of Arrangement proposed by 108 pursuant to Section 8.3 of the Arrangement Agreement

“Superior Proposal Notice” has the meaning ascribed thereto in Section 7.2.7(c) of the Arrangement Agreement.

“Tax Act” means the Income Tax Act (Canada).

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“Taxes” means (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments or advance payments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income, gains or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment or payroll taxes, employment insurance, disability taxes, social insurance taxes, social security contributions, sales and use taxes, consumption taxes, customs taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not, and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another person’s taxes by contract or otherwise.

“Termination Fee” has the meaning ascribed in Section 7.3.3 of the Arrangement Agreement.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder.

“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder.

“U.S. Securities Laws” means the U.S. federal securities laws, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and applicable securities laws of any state of the United States.

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“Voting and Support Agreements” means the voting and support agreements dated July 4, 2022 and made between Hecla and the Locked-Up Alexco Shareholders setting forth the terms and conditions on which the Locked-Up Alexco Shareholders have agreed to vote their Alexco Shares in favour of the Arrangement Resolution.

“VWAP” means the volume weighted average price.

“Wheaton” means Wheaton Precious Metals Corp.

“Wheaton Stream Agreement” means the amended and restated silver purchase agreement dated August 5, 2020 among Wheaton, Elsa Reclamation & Development Company, Alexco Keno Hill Mining Corp. and Alexco.

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SUMMARY

The following information is a summary of the contents of this Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial data and statements contained elsewhere in this Circular or incorporated by reference herein. Capitalized terms in this summary have the meaning set out in the “Glossary of Terms” or as set out herein. The full text of the Arrangement Agreement is available under the Company’s profile on SEDAR at www.sedar.com.

Date, Time and Place of Meeting	The Meeting will be held in person on August 30, 2022 at 10:00 a.m. (Vancouver time) at the offices of Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, British Columbia, V7X 1L3.

The Record Date	The Record Date for determining the Alexco Securityholders entitled to receive notice of and to vote at the Meeting is as of the close of business (Vancouver time) on July 20, 2022.

Purpose of the Meeting	At the Meeting, Alexco Securityholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution. The approval of the Arrangement Resolution will require approval of at least (i) 66⅔% of the votes cast by Alexco Shareholders present in person or represented by proxy at the Meeting; (ii) 66⅔% of the votes cast by Alexco Securityholders, voting together as a single class, present in person or represented by proxy at the Meeting; and (iii) a majority of the votes cast by Alexco Shareholders other than votes attached to Alexco Shares required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (the “Required Securityholder Approval”).

The Arrangement

The purpose of the Arrangement is to effect the acquisition of the Company by 108, a subsidiary of Hecla Parent. If the Arrangement Resolution is approved with the Required Securityholder Approval and all other conditions to the closing of the Arrangement are satisfied or waived, the Arrangement will be implemented by way of a court-approved plan of arrangement under the BCBCA.

The following summarizes the steps which will occur under the Plan of Arrangement on the Effective Date, if all conditions to the completion of the Arrangement have been satisfied or waived. The following description of steps is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Appendix B to this Circular:

Commencing at the Effective Time, each of the following events will occur and will be deemed to occur on and subject to the terms set out in the Plan of Arrangement:

(a)	each Alexco In-The-Money Option outstanding immediately prior to the Effective Time (whether vested or unvested) will immediately and unconditionally vest, and will, without any further action by or on behalf of any Alexco Optionholder, be deemed to be assigned and transferred by such Alexco Optionholder to Alexco for cancellation in exchange for the Option Consideration. The Alexco Shares comprising the Option Consideration will be issued to such Alexco Optionholder as fully paid and non-assessable shares in the capital of Alexco;

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(b)	each Alexco Out-of-the-Money Option outstanding immediately prior to the Effective Time will, without any further action by or on behalf of any Alexco Optionholder, be cancelled without any payment in respect thereof;

(c)	(i) each Alexco Optionholder will cease to be a holder of such Alexco Options, (ii) each such holder’s name will be removed from each applicable register maintained by Alexco, and (iii) all agreements relating to the Alexco Options will be terminated and will be of no further force and effect;

(d)	each Alexco DSU outstanding immediately prior to the Effective Time will immediately and unconditionally vest, and will, without any further action by or on behalf of the Alexco DSU Holder thereof, be deemed to be assigned and transferred by such Alexco DSU Holder to Alexco in exchange for, as determined by the Board in accordance with the Alexco DSU Plan, either a cash payment or the number of Alexco Shares equal to the number of Alexco Shares a holder is entitled to under each Alexco DSU. Any such Alexco Shares will be issued to such Alexco DSU Holder as fully paid and non-assessable shares in the capital of Alexco; provided that no share certificates will be issued with respect to such shares;

(e)	(i) each Alexco DSU Holder will cease to be a holder of such Alexco DSUs, (ii) each such holder’s name will be removed from each applicable register maintained by Alexco, and (iii) all agreements relating to the Alexco DSUs will be terminated and will be of no further force and effect;

(f)	each Alexco RSU outstanding immediately prior to the Effective Time will immediately and unconditionally vest, and will, without any further action by or on behalf of the Alexco RSU Holder thereof, be deemed to be assigned and transferred by such Alexco RSU Holder to Alexco in exchange for the number of Alexco Shares equal to the number of Alexco Shares a holder is entitled to under each Alexco RSU less that number of Alexco Shares with a fair market value equal to the amount of required withholding tax rounded up to the nearest Alexco Share. The Alexco Shares will be issued to such Alexco RSU Holder as fully paid and non-assessable shares in the capital of Alexco, provided that no share certificates will be issued with respect to such shares;

(g)	(i) each Alexco RSU Holder will cease to be a holder of such Alexco RSUs, (ii) each such holder’s name will be removed from each applicable register maintained by Alexco, and (iii) all agreements relating to the Alexco RSUs will be terminated and will be of no further force and effect;

(h)	each Dissenting Alexco Shareholder will transfer to 108 all of the Dissent Shares held, without any further act or formality on its part, and in consideration therefor, 108 will issue to the Dissenting Alexco Shareholder a debt claim to be paid the aggregate fair market value of those Dissent Shares as determined pursuant to Section 5.1 of the Plan of Arrangement, and in respect of the Dissent Shares so transferred

(i)	the Dissenting Alexco Shareholder will cease to be the holder thereof,

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(ii)	the name of the Dissenting Alexco Shareholder will be removed from the register maintained by or on behalf of Alexco in respect of the Alexco Shares,

(iii)	the Dissenting Alexco Shareholder will be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer thereof, and

(iv)	the name of 108 will be added to the register maintained by or on behalf of Alexco in respect of the Alexco Shares as the holder thereof; and

(i)	each Alexco Shareholder will transfer to 108 (free and clear of all Liens) each whole Alexco Share held (other than any Alexco Shares held by 108 immediately before the Effective Time or acquired by 108 from a Dissenting Alexco Shareholder, pursuant to item (h) above), including the Alexco Shares issued pursuant to item (d) or item (f) above in exchange for the Consideration for each Alexco Share held, and

(i)	the Alexco Shareholder will cease to be the holder thereof,

(ii)	the name of the Alexco Shareholder will be removed from the register maintained by or on behalf of Alexco in respect of the Alexco Shares,

(iii)	the Alexco Shareholder will be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer thereof, and

(iv)	the name of 108 will be added to the register maintained by or on behalf of Alexco in respect of the Alexco Shares as the holder thereof.

On completion of the Arrangement, the Company will be a subsidiary of Hecla.

See “The Arrangement – Effect and Details of the Arrangement” in this Circular.

Effect of the Arrangement	Pursuant to the Arrangement, all of the issued and outstanding Alexco Shares (other than Alexco Shares held by a Dissenting Alexco Shareholder who has validly exercised their Dissent Right and Alexco Shares held by 108, or any of its affiliates), will be transferred to 108 (free and clear of all Liens) in exchange for the Consideration for each Alexco Share held.

See “The Arrangement – Effect and Details of the Arrangement”.

Effect on Alexco Shares	Pursuant to the Arrangement, all Alexco Shares (other than Alexco Shares held by a Dissenting Alexco Shareholder), including Alexco Shares to be issued to Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders, as applicable, pursuant to the Plan of Arrangement, will be transferred to 108 in exchange for 0.116 of a Hecla Share for each Alexco Share held.

See “The Arrangement – Effect and Details of the Arrangement”.

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Effect on Alexco Options	Pursuant to the Arrangement, each Alexco In-The-Money Option outstanding immediately prior to the Effective Time will, immediately and unconditionally vest and, without any further action by or on behalf of any Alexco Optionholder, will be deemed to be transferred and assigned to Alexco in exchange for the number of Alexco Shares obtained by dividing: (a) the Alexco Option In-The-Money Amount by (b) total fair market value of the aggregate Alexco Shares that a holder is entitled to acquire on exercise of such Alexco Option, with the result rounded down to the nearest whole number of Alexco Shares.

Pursuant to the Arrangement, each Alexco Out-of-the-Money Option outstanding immediately prior to the Effective Time, without any further action by or on behalf of the Alexco Optionholder, will be cancelled without any payment in respect thereof.

As at the date hereof, an aggregate of 8,374,018 Alexco Options are outstanding.

See “The Arrangement – Effect and Details of the Arrangement”.

Effect on Alexco RSUs	Each Alexco RSU outstanding immediately prior to the Effective Time shall immediately and unconditionally vest, notwithstanding the terms of the Alexco RSU Plan and shall, without any further action by or on behalf of any Alexco RSU Holder, be deemed to be assigned and transferred to Alexco in exchange for the number of Alexco Shares a holder is entitled to under each Alexco RSU less that number of Alexco Shares with a fair market value equal to the amount of required withholding tax rounded up to the nearest Alexco Share. The holders of such Alexco RSUs will then receive the Consideration in exchange for their Alexco Shares

As at the date hereof, an aggregate of 1,075,501 Alexco RSUs are outstanding.

See “The Arrangement – Effect and Details of the Arrangement”.

Effect on Alexco DSUs	Each Alexco DSU outstanding immediately prior to the Effective Time shall immediately and unconditionally vest, notwithstanding the terms of the Alexco DSU Plan, and shall, without any further action by or on behalf of any Alexco DSU Holder, be deemed to be assigned and transferred to Alexco in exchange for a cash payment. Such Alexco DSU Holders will not receive the Consideration.

As at the date hereof, an aggregate of 894,000 Alexco DSUs are outstanding.

See “The Arrangement – Effect and Details of the Arrangement”.

Extinction of Rights	After the Effective Time and until surrendered in the manner described in the Plan of Arrangement, each certificate that immediately prior to the Effective Time represented Alexco Shares will be deemed after the Effective Time to represent only the right to receive, upon such surrender, the Consideration to which the holder thereof is entitled in lieu of such certificate, less any amounts withheld for applicable taxes. Any such certificate formerly representing Alexco Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall:

(a)	cease to represent a claim by, or interest of, any former holder of Alexco Shares of any kind or nature against or in Alexco, Hecla or 108 (or any successor to any of the foregoing); and

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(b)	be deemed to have been surrendered to 108 and shall be cancelled.

Recommendation of the Board	Recommendation of the Board and the Special Committee

The Special Committee has advised the Board that, having undertaken a thorough review of, and carefully considered, the Cormark Opinion and such other matters as it considered relevant, as more fully described under the heading “The Arrangement – Reasons for the Arrangement”, including, among other things, (i) the terms and conditions of the Arrangement Agreement; (ii) the benefits and risks associated with the Arrangement; (iii) other strategic alternatives and options available to the Company; (iv) its evaluation of the Arrangement with management and the Special Committee’s legal and financial advisors, including receipt of the Cormark Opinion; and (v) the impact of the Arrangement on stakeholders of the Company, it unanimously determined that the Plan of Arrangement is in the best interests of Alexco, is fair to the Alexco Shareholders and is fair and reasonable to stakeholders whose rights are affected by the Arrangement, and unanimously recommended to the Board that it approve the Arrangement Agreement and the performance of Alexco’s obligations thereunder. The Special Committee recommends that the Alexco Securityholders vote in favour of the Arrangement Resolution.

The Board, after careful consideration of such matters as it considered relevant, as more fully described under the heading “The Arrangement – Reasons for the Arrangement”, including, among other things, a thorough review of the Arrangement Agreement and the Cormark Opinion and other matters, and taking into account the best interests of the Company, and after evaluating the Arrangement with management and its financial and legal advisors, including receipt of the Cormark Opinion, and upon the unanimous recommendation of the Special Committee, has determined that it is advisable and in the best interests of the Company to approve the entering into and execution and delivery of the Arrangement Agreement and the performance of its obligations thereunder, and has unanimously approved the Arrangement. Accordingly, the Board unanimously recommends that the Alexco Securityholders vote in favour of the Arrangement Resolution.

See “The Arrangement – Background to the Arrangement” in this Circular.

Background to the Arrangement	The Arrangement Agreement is the result of arm’s length negotiations among representatives of Alexco and Hecla and their respective legal advisors, as more fully described herein. A summary of the material events, meetings, negotiations and discussions between representatives of Alexco and Hecla that preceded the execution of the Arrangement Agreement on July 4, 2022 and its public announcement on July 5, 2022 is included in this Circular under the heading “The Arrangement – Background to the Arrangement”.

Reasons for the Arrangement	In the course of their evaluation, the Board carefully considered a variety of factors with respect to the Arrangement including, among others, the following:

Premium. The Consideration to be received by Alexco Shareholders pursuant to the Arrangement represents a premium of 12% on a spot basis to the July 1, 2022 closing price, and 24% using the trailing 5-day volume weighted average trading price on the NYSE American for Alexco and the NYSE for Hecla Parent as of market close on July 1, 2022.

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Liquidity. Based on the immediate financing requirements, the business, operations, financial condition and prospects of the Company, as well as the current and prospective environment in which the Company operates, including macroeconomic conditions in Canada and globally, there is a significant risk that the Alexco Shares could continue to trade below US$0.417, the closing price as at July 1, 2022, over the short to medium term. The Consideration provides Alexco Shareholders with immediate liquidity at a price that may not be available in the absence of the Arrangement.

Strengths and Strategic Fit. If the Arrangement is completed, it is expected that Alexco Shareholders will benefit from:

(i)	the consolidation of the assets of Alexco and Hecla;

(ii)	jurisdictional and project risk diversification; and

(iii)	enhanced capital markets profile, financing capacity and access to capital.

Alexco Shareholders will also be able to continue to participate in the potential upside from any exploration and development success related to the properties of Alexco, as well as the other properties of Hecla. It is expected that Alexco Shareholders will hold approximately 3% of the Hecla Shares on an outstanding undiluted basis upon completion of the Arrangement.

Process. The Arrangement resulted from discussions that began months ago. During that time, the management and financial advisors of Alexco communicated with several other parties regarding potential transactions. Confidentiality agreements were entered into with seven potential acquirors or merger partners. Discussions were held with each. The Arrangement is the most attractive of those alternatives. All potential acquirors or merger partners expressed the view that the Wheaton Stream Agreement would require amendment to ensure the financial viability of the Keno Hill Project. Of all of the parties the Company approached, only Hecla was successful in negotiating satisfactory arrangements with Wheaton with respect to the Wheaton Stream Agreement.

Business and Industry Risks. The business, operations, assets, financial condition, operating results and prospects of Alexco are subject to significant uncertainty, including risks associated with Wheaton’s silver purchase streaming rights on its Keno Hill Project pursuant to the terms of the Wheaton Stream Agreement, risks associated with a negative working capital position, and risks associated with obtaining financing on acceptable terms or at all. The Special Committee concluded that the Company immediately required additional financing and of the financing alternatives, the Arrangement provided a more favourable outcome to the Company and its stakeholders than any other option that was reasonably available. Further, the Special Committee determined that the Consideration under the Arrangement is more favourable to Alexco Shareholders than continuing with Alexco’s current business plan in light of these risks and uncertainties.

Fairness Opinion. The Cormark Opinion provides that, as of the date of such opinion and subject to and based on the assumptions, limitations and qualifications described therein, the Consideration to be received by Alexco Shareholders, other than Hecla and its affiliate, is fair, from a financial point of view, to such holders. The Special Committee considered the compensation arrangements with Cormark and Cormark’s confirmation that it is independent of Alexco and Hecla when considering the Cormark Opinion.

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Acceptance by Directors, Senior Officers. Pursuant to the Voting and Support Agreements, the directors and senior officers of Alexco have agreed to vote all of their Alexco Shares and Alexco Options in favour of the Arrangement at the meeting of Alexco Securityholders to approve the Arrangement.

Ability to Respond to Unsolicited Superior Proposals. Subject to the terms of the Arrangement Agreement, the Board will remain able to respond to any unsolicited bona fide Acquisition Proposal if the Board determines, in good faith after consultation with its outside financial and legal advisors, that such proposal constitutes or could reasonably be expected to lead to a Superior Proposal (as defined in the Arrangement Agreement). The amount of the Termination Fee payable in certain circumstances, being US$10,000,000, would not, in the view of the Special Committee when viewed as a percentage of the total enterprise value of the Company and the value of the liability represented by the Wheaton Stream Agreement, preclude a third party from potentially making a Superior Proposal.

Negotiated Transaction. The Arrangement Agreement is the result of a comprehensive negotiation process with respect to the key elements of the Arrangement Agreement and Plan of Arrangement, which includes terms and conditions that are reasonable in the judgment of the Special Committee.

Fairness of the Conditions. The Arrangement Agreement provides for certain conditions to completion of the Arrangement, which conditions are not unduly onerous or outside market practice and could reasonably be expected to be satisfied in the judgment of the Special Committee.

Securityholder Approval. The Arrangement must be approved by (i) not less than 66⅔% of the votes cast by Alexco Shareholders present in person or represented by proxy at a special meeting of Alexco Shareholders; (ii) not less than 66⅔% of the votes cast by Alexco Securityholders present in person or represented by proxy at a special meeting of securityholders, voting together as a single class; and (iii) a majority of the votes cast by Alexco Shareholders other than votes attached to Alexco Shares required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

Regulatory Approval. The Plan of Arrangement must be approved by the Court which will consider, among other things, the fairness and reasonableness of the Plan of Arrangement to Alexco Shareholders.

Dissent Rights. The terms of the Plan of Arrangement provide that Registered Alexco Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise Dissent Rights and, if ultimately successful, receive fair value for their Alexco Shares (as described in the Plan of Arrangement).

See “The Arrangement – Reasons for the Arrangement” in this Circular.

Voting and Support Agreements

The Locked-up Alexco Shareholders have entered into the Voting and Support Agreements pursuant to which they have agreed to vote in favour of the Arrangement Resolution. As of the date hereof, the Locked-up Alexco Shareholders hold approximately 4.7% of the Company’s outstanding voting securities that will have voting rights at the Meeting. This includes a voting and support agreement with Wheaton pursuant to which Wheaton has agreed to vote its Alexco Shares (representing approximately 1.1% of the Alexco Shares) in favour of the Arrangement Resolution.

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See “The Arrangement – Voting and Support Agreements” in this Circular.

Conditions to Completion of the Arrangement	The implementation of the Arrangement is subject to a number of conditions being satisfied or waived by the Company or 108, as applicable, at or prior to the Effective Date, including the following:

(a)	the Required Securityholder Approval shall have been obtained in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall have been obtained in accordance with the Arrangement Agreement;

(c)	no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Order or Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

(d)	the Canadian Competition Approval shall have been obtained;

(e)	the distribution of the Hecla Shares pursuant to the Arrangement shall be exempt from U.S. and Canadian prospectus and registration requirements;

(f)	the representations and warranties of Alexco contained in the Arrangement Agreement shall be true and correct as of the Effective Time;

(g)	all covenants of Alexco contained in the Arrangement Agreement shall have been complied with in all material respects on or before the Effective Time;

(h)	no Alexco Material Adverse Effect shall have occurred;

(i)	there shall be no action or proceeding pending by a Governmental Entity that is reasonably likely to: (i) enjoin or prohibit 108’s ability to acquire, hold, or exercise full rights of ownership over, any Alexco Shares, including the right to vote Alexco Shares; or (ii) if the Arrangement is consummated, have an Alexco Material Adverse Effect;

(j)	Dissent Rights shall not have been validly exercised by holders of more than 5% of the Alexco Shares;

(k)	the representations and warranties of Hecla contained in the Arrangement Agreement shall be true and correct as of the Effective Time, and Alexco will have received a certificate of Hecla signed by two senior officers confirming the same;

(l)	all covenants of 108 contained in the Arrangement Agreement shall have been complied with in all material respects on or before the Effective Time;

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(m)	all covenants of 108 contained in the Arrangement Agreement being complied with in all material respects on or before the Effective Time;

(n)	no Hecla Material Adverse Effect having occurred;

(o)	on or immediately prior to the Effective Date, 108 shall have caused to be provided to the Depositary with sufficient funds, Hecla Shares in escrow to satisfy the aggregate Consideration payable to the Alexco Shareholders pursuant to the Arrangement; and

(p)	108 shall have delivered evidence satisfactory to Alexco of the approval of the listing on the NYSE of the Hecla Shares to be issued pursuant to the Arrangement.

See “The Arrangement Agreement – Conditions to Closing” in this Circular.

Non-Solicitation and Right to Match

The Arrangement Agreement contains customary non-solicitation provisions with respect to Alexco, with the customary right to respond to an Acquisition Proposal if it is determined that such proposal could reasonably be expected to lead to a Superior Proposal. Prior to entering into a Superior Proposal, the Company must first provide Hecla with the opportunity to match any such Superior Proposal for a period of five Business Days.

See “The Arrangement Agreement – Non-Solicitation and Right to Match” in this Circular.

Opinion of Financial Advisor

Cormark concluded that, as of the date of the Cormark Opinion and subject to and based on the assumptions, limitations and qualifications described therein, the Consideration to be received by Alexco Shareholders, other than Hecla and its affiliate, is fair, from a financial point of view, to such holders.

See “The Arrangement – Opinion of the Financial Advisor” in this Circular and Appendix E for the Fairness Opinion of Cormark.

Termination of Arrangement Agreement

Alexco and 108 may mutually agree in writing to terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Arrangement becoming effective. Either the Company or 108 may terminate the Arrangement Agreement if the Arrangement has not been completed on or before the Outside Date. In addition, either the Company or 108 may terminate the Arrangement Agreement at any time prior to the Effective Date if certain specific events occur. Depending on the termination event, the Termination Fee may be payable by the Company.

See “The Arrangement Agreement – Termination of Arrangement Agreement” in this Circular.

Letter of Transmittal	A Letter of Transmittal for the Registered Alexco Shareholders and Alexco RSU Holders is enclosed with this Circular. The Letter of Transmittal sets out the procedures to be followed by such holders (“Depositing Alexco Holders”) to deposit their Alexco Shares (the “Deposited Shares”). If the Arrangement becomes effective, each Depositing Alexco Holder immediately following the Effective Time must forward a properly completed and signed Letter of Transmittal, along with the accompanying certificate(s) or DRS Advices, as applicable, representing its Deposited Shares, and such other documents as the Depositary may require, to the Depositary at the address set forth in the Letter of Transmittal, to receive the Consideration to which such Depositing Alexco Holder is entitled under the Arrangement.

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If the Arrangement is not completed, the Letter of Transmittal will be of no effect and the Depositary will return all share certificates or DRS Advices representing the Deposited Shares to the holders thereof as soon as practicable at the address specified in the Letter of Transmittal. Alexco Shareholders whose Alexco Shares are registered in the name of an Intermediary must contact their Intermediary to deposit their Deposited Shares

See “The Arrangement – Exchange of Alexco Securities” in this Circular.

Exchange of Alexco In-the-Money Options, Alexco RSUs and Alexco DSUs

Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders will not have certificate(s) or a DRS Advice(s) representing the Alexco Shares to be issued in respect of their Alexco In-The-Money Options, Alexco RSUs and Alexco DSUs, as applicable, pursuant to the Plan of Arrangement and, accordingly, are not required to delivery any such certificate(s) or DRS Advice(s) in order to receive the Consideration or cash payment, as applicable, for their Alexco In-the-Money Options, Alexco RSUs and Alexco DSUs.

See “The Arrangement – Alexco In-The-Money Options, Alexco RSUs and Alexco DSUs” in this Circular.

Court Approval of the Arrangement

Subject to the terms of the Arrangement Agreement and, if the Arrangement Resolution is approved at the Meeting, Alexco anticipates applying to the Court for the Final Order, on September 1, 2022 at the courthouse at 800 Smithe Street, Vancouver, British Columbia at 10:00 a.m. (Vancouver time) or as soon thereafter as counsel may be heard, or at any other date and time and by any other method as the Court may direct. Please see “The Arrangement – Court Approval of the Arrangement” as well as the Petition and Notice of Hearing of Petition, attached as Appendix D to this Circular, and the Interim Order, attached as Appendix C to this Circular, for further information on participating or presenting evidence at the hearing for the Final Order. At the hearing, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. If the Court approves the Arrangement with amendments, depending on the nature of the amendments, the Parties may determine not to complete the transaction contemplated by the Arrangement Agreement.

See “The Arrangement – Court Approval of the Arrangement” in this Circular.

Stock Exchange Approval

Hecla Shares are listed on the NYSE and it is a condition of the Arrangement that the Hecla Shares to be issued pursuant to the Arrangement are listed on the NYSE, subject only to the satisfaction of the customary listing conditions of the NYSE.

An application will be filed with the NYSE for the listing of the Hecla Shares.

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Regulatory Approvals	The completion of the Arrangement is subject to certain approvals with respect to the Competition Act (Canada).

Canadian Competition Approval

Part IX of the Competition Act requires that the Commissioner be notified of certain classes of transactions that exceed the thresholds set out in Sections 109 and 110 of the said Act (“Notifiable Transactions”).

The Competition Act requires that, subject to limited exceptions, parties to a Notifiable Transaction cannot complete such transaction until the earlier of the expiry, termination or waiver of the applicable waiting period, or receipt of an Advance Ruling Certificate from the Commissioner.

The Arrangement is a Notifiable Transaction and constitutes a ‘‘merger’’ for the purposes of the Competition Act. Hecla and Alexco filed an ARC Request letter on July 18, 2022. The Commissioner designated the transaction as “non-complex” on July 22, 2022. Hecla and Alexco expect to obtain Competition Act Approval in early August, subject to the discretion of the Commissioner.

See “The Arrangement –Regulatory Approvals– Canadian Competition Approval” for more information.

Rights of Dissent

Registered Alexco Shareholders as of the Record Date are entitled to dissent from the Arrangement Resolution in the manner provided in Division 2 of Part 8 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement. A Registered Alexco Shareholder who wishes to dissent must ensure that: (a) a Notice of Dissent (as defined herein) is received by Alexco by mail c/o Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, BC V7X 1L3 attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com by no later than 5:00 p.m. (Vancouver time) on the date that is not later than the date that is at least two days (excluding Saturdays, Sundays and holidays in the Province of British Columbia) prior to the Meeting; and (b) it complies strictly with the Dissent Procedures.

See “The Arrangement – Dissenting Alexco Shareholders’ Rights” in this Circular.

Interests of Certain Directors and Executive Officers of Alexco in the Arrangement

In considering the recommendation of the Board, Alexco Securityholders should be aware that certain members of the Board and senior officers of Alexco have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Alexco Shareholders generally.

See “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular.

Risk Factors	There is a risk that the Arrangement may not be completed. If the Arrangement is not completed, Alexco will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Additionally, failure to complete the Arrangement could materially and negatively impact the trading price of the Alexco Shares.

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The risk factors described under the heading “Risks Related to the Arrangement” should be carefully considered by Alexco Securityholders.

Income Tax Considerations	Alexco Shareholders should carefully review the tax considerations described in this Circular and are urged to consult their own tax advisors in regard to their particular circumstances. See “Certain Canadian Federal Income Tax Considerations” for a discussion of certain Canadian federal income tax considerations. See “Certain U.S. Federal Income Tax Considerations” for a discussion of certain United States federal income tax considerations.

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INFORMATION CONCERNING THE MEETING

Purpose of the Meeting

At the Meeting, Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution. The approval of the Arrangement Resolution will require the Required Securityholder Approval.

Date, Time and Place of the Meeting

The Meeting will be held on August 30, 2022 at 10:00 a.m. (Vancouver time) at the offices of Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, British Columbia, V7X 1L3.

Record Date

Pursuant to the Interim Order, the Record Date for determining persons entitled to receive notice of and vote at the Meeting is July 20, 2022. Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders of record as at the close of business (Vancouver time) on July 20, 2022 will be entitled to attend and vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Circular.

Solicitation of Proxies

The Company is providing this Circular and a form of proxy in connection with management’s solicitation of proxies for use at the Meeting of the Company to be held on August 30, 2022 and at any postponement(s) or adjournment(s) thereof. Unless the context otherwise requires, when we refer in this Circular to the Company, any subsidiaries are also included.

Your proxy is being solicited by management of Alexco. This Circular is furnished in connection with that solicitation. The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally or by telephone, email, internet, facsimile transmission or other electronic or other means of communication by directors, officers, employees, agents or other representatives of Alexco. In addition, Alexco has engaged Laurel Hill as Alexco ‘s proxy solicitation agent, to assist in the solicitation of proxies with respect to the matters to be considered at the Meeting. For these services, Alexco will pay Laurel Hill a $100,000 advisory fee, plus certain out-of-pocket expenses.

In this Circular, references to “C$ or $” are to amounts in Canadian dollars and references to “US$” are to amounts in United States dollars unless otherwise indicated.

Proxies and Voting

Voting

Each Registered Alexco Shareholder whose name is entered on the securities register of the Company at the close of business on the Record Date is entitled to one vote for each Alexco Share registered in his, her or its name. Each Alexco Optionholder, Alexco RSU Holder or Alexco DSU Holder whose name is entered on the respective securities registers of the Company at the close of business on the Record Date is entitled to one vote for each such Alexco Option, Alexco RSU or Alexco DSU held in his, her or its name, as the case may be.

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In order to become effective, the Arrangement Resolution must be approved by at least (i) 66⅔% of the votes cast by Alexco Shareholders present or represented by proxy at the Meeting; (ii) 66⅔% of the votes cast by Alexco Securityholders, voting together as a single class, present or represented by proxy at the Meeting; and (iii) a majority of the votes cast by Alexco Shareholders other than votes attached to Alexco Shares required to be excluded pursuant to MI 61-101.

The manner in which you vote your Alexco Shares depends on whether you are a Registered Alexco Shareholder (or Alexco Optionholder, Alexco RSU Holder or Alexco DSU Holder) or Beneficial Alexco Shareholder. You are a Registered Alexco Shareholder (or Alexco Optionholder, Alexco RSU Holder or Alexco DSU Holder) if your name appears on your share certificate (or option, Alexco RSU or Alexco DSU certificate, as applicable) representing Alexco Shares (or Alexco Options, Alexco RSU or Alexco DSU, as applicable). Most Alexco Shareholders of the Company are Beneficial Alexco Shareholders. You are a Beneficial Alexco Shareholder if you beneficially own Alexco Shares that are held in the name of an Intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee, and as a result do not have the Alexco Shares registered in your own name.

Registered Alexco Shareholder, Alexco Optionholder, Alexco RSU Holder, Alexco DSU Holder and Duly Appointed Proxyholder Voting

Registered Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders who are eligible to vote, can vote their Alexco Shares, Alexco Options, Alexco RSUs or Alexco DSUs, as applicable, either:

1.	at the Meeting; or

2.	by proxy.

Voting by proxy is the easiest way for Registered Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders to cast their vote.

Appointment of Proxyholders and Voting by Proxy
Appointing a Proxyholder

The persons named in the accompanying proxy as proxyholders are our directors and/or officers.

An Alexco Shareholder, Alexco Optionholder, Alexco RSU Holder or Alexco DSU Holder has the right to appoint a person (who need not be an Alexco Shareholder) to represent the Alexco Shareholder, Alexco Optionholder, Alexco RSU Holder or Alexco DSU Holder at the Meeting other than the persons named in the accompanying proxy as proxyholders. To exercise this right, the Alexco Shareholder, Alexco Optionholder, Alexco RSU Holder or Alexco DSU Holder must insert the name of such Person’s nominee in the space provided in the accompanying form of proxy or complete another appropriate form of proxy permitted by law, and in either case send or deliver the completed form of proxy to our transfer agent, Computershare, as described below.

Options to Exercise your Proxy	1. By Mail	Registered Alexco Shareholders	Alexco Optionholders, Alexco RSU Holders or Alexco DSU Holders	Holders of more than one type of Alexco Securities
		Fill out and sign the YELLOW form of proxy	Fill out and sign the GREEN form of proxy	Fill out and sign BOTH the YELLOW and the GREEN forms of proxy
Return the completed form(s) of proxy by mail to: Computershare Investor Services Inc. 8th Floor, 100 University Avenue Toronto, Ontario, M5J 2Y1, Canada

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2. By Telephone

Registered Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders based in Canada or the United States may vote by telephone by calling 1-866-732-8683 or if overseas, by calling 312-588-4290. Please note that you cannot appoint anyone other than the directors and/or officers named in the form of proxy as your proxyholder(s) if you vote by telephone.

		Registered Alexco Shareholders	Alexco Optionholders, Alexco RSU Holders or Alexco DSU Holders	Holders of more than one type of Alexco Securities
		Enter your 12-digit control number (located on the bottom left corner of the first page of the YELLOW form of proxy) to identify yourself as a Registered Alexco Shareholder on the telephone voting system.	Enter your 12-digit control number (located on the bottom left corner of the first page of the GREEN form of proxy) to identify yourself as an Alexco Optionholder, Alexco RSU Holder or Alexco DSU Holder on the telephone voting system.	Complete the voting procedure twice; once using the control number found on the YELLOW form of proxy for your Alexco Shares, and once using the control number found on the GREEN form of proxy for your Alexco Options, Alexco RSUs and/or Alexco DSUs.
	3. By Internet	You may vote over the internet by going to www.investorvote.com. Please note that you cannot appoint anyone other than the directors and/or officers named in the form of proxy as your proxyholder(s) if you vote on the voting website.
		Registered Alexco Shareholders	Alexco Optionholders, Alexco RSU Holders or Alexco DSU Holders	Holders of more than one type of Alexco Securities
		Enter your 12-digit control number (located on the bottom left corner of the first page of the YELLOW form of proxy) to identify yourself as a Registered Alexco Shareholder on the voting website.	Enter your 12-digit control number (located on the bottom left corner of the first page of the GREEN form of proxy) to identify yourself as an Alexco Optionholder, Alexco RSU Holder or Alexco DSU Holder on the voting website.	Complete the voting procedure twice; once using the control number found on the YELLOW form of proxy for your Alexco Shares, and once using the control number found on the GREEN form of proxy for your Alexco Options, Alexco RSUs and/or Alexco DSUs.
Deadline to Exercise your Proxy	In order to be valid and acted upon at the Meeting, a form of proxy or a vote by internet or telephone (as the case may be) must be received not less than 48 hours (excluding weekends and holidays) before the time set for the holding of the Meeting or any adjournment or postponement thereof.
Voting Instructions

On the form of proxy, you may indicate either how you want your proxyholder to vote your Alexco Shares, Alexco Options, Alexco RSUs or Alexco DSUs, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Alexco Shares, Alexco Options, Alexco RSUs or Alexco DSUs to be voted on a particular matter (by marking FOR or AGAINST), then your proxyholder must vote your Alexco Shares, Alexco Options, Alexco RSUs or Alexco DSUs accordingly. If you have not specified on the form of proxy how you want your Alexco Shares, Alexco Options, Alexco RSUs or Alexco DSUs to be voted on a particular matter, then your proxyholder can vote your Alexco Shares, Alexco Options, Alexco RSUs or Alexco DSUs as he, she or it sees fit. Unless contrary instructions are provided, the voting rights attached to the Alexco Shares, Alexco Options, Alexco RSUs and Alexco DSUs represented by proxies received by the management of Alexco will be voted IN FAVOUR OF the Arrangement Resolution.

The form of proxy confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Meeting; and (ii) other matters that may properly come before the Meeting. As of the date hereof, management of Alexco knows of no amendments, variations or other matters to come before the Meeting other than the matters set forth in the Notice of Meeting included in this Circular. Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders who are planning on returning the accompanying form of proxy are encouraged to review the Circular carefully before submitting the proxy form.

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Appointment of Proxyholders

Alexco Securityholders that are entitled to vote at the Meeting may by means of a proxy appoint a proxyholder or one or more alternative proxyholders, who need not be an Alexco Shareholder, to attend and act at the Meeting for the Alexco Securityholder on their behalf.

The individuals named in the accompanying form of proxy are directors and/or officers and/or employees of Alexco. An Alexco Securityholder, that is entitled to vote, wishing to appoint some other person (who need not be an Alexco Shareholder) to represent him or her at the Meeting has the right to do so, either by inserting such person’s name in the blank space provided in the form of proxy or by completing another form of proxy. Such Alexco Securityholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how their Alexco Securities are to be voted. In any case, the form of proxy should be dated and executed by the Alexco Securityholder or his/her attorney authorized in writing, or if the Alexco Securityholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly authorized.

Beneficial Alexco Shareholders should follow the instructions provided by their Intermediary to ensure their vote is counted at the Meeting and should arrange for their intermediary to complete the necessary steps to ensure that they receive the Consideration for their Alexco Shares as soon as possible following completion of the Arrangement. Please see “Beneficial Alexco Shareholder Voting” for more information.

Exercise of Discretion

On a poll, the nominees named in the accompanying form of proxy will vote or withhold from voting the Alexco Securities represented thereby in accordance with the instructions of the Alexco Securityholder on any ballot that may be called for. If an Alexco Securityholder specifies a choice with respect to any matter to be acted upon, such Alexco Securityholder’s Alexco Securities will be voted accordingly. If an Alexco Securityholders specified on the form of proxy how such Alexco Securityholder would like their Alexco Securities to be voted on particular matter (by marking FOR or AGAINST), then such Alexco Securityholder’s proxy holder must vote their Alexco Securities accordingly. If an Alexco Securityholder does not specify on the form of proxy how it he or she would like their Alexco Securities to be voted on a particular matter, then his or her proxyholder can vote your Alexco Securities as he, she or it sees fit. Unless contrary instructions are provided, the voting rights attached to the Alexco Shares, Alexco Options, Alexco RSUs and Alexco DSUs represented by proxies received by the management of Alexco will be voted IN FAVOUR OF the Arrangement Resolution.

The form of proxy confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Meeting; and (ii) other matters that may properly come before the Meeting. As of the date of this Circular, the management of Alexco is not aware of any amendments, variations or other matters to come before the Meeting, other than the matters set forth in the Notice of Meeting included in this Circular. If, however, other matters properly come before the Meeting, the persons named in the form of proxy and voting instruction form will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred upon them by the form of proxy with respect to such matters.

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Revocation of Proxies

A Registered Alexco Shareholder who has submitted a form of proxy may revoke it at any time prior to the exercise thereof at the Meeting or any adjournment or postponement thereof.

In addition to revocation in any other manner permitted by law, a proxy may be revoked by:

(a)	executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Alexco Shareholder, Alexco Optionholder, Alexco RSU Holder, Alexco DSU Holder or such holders’ authorized attorney in writing, or, if such a holder is a corporation, under its corporate seal by an officer or duly authorized attorney, and by delivering the proxy bearing a later date to Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 or to the address of the registered office of the Company by email to steven.mckoen@blakes.com at any time up to and including the last Business Day that precedes the day of the Meeting or, if the Meeting is adjourned, the last Business Day that precedes any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	personally attending the Meeting and voting the Alexco Shares, Alexco Options, Alexco RSUs and/or Alexco DSUs, as applicable.

Upon such deposit, the proxy is revoked. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

If you are a Beneficial Alexco Shareholder, please contact your Intermediary for instructions on how to revoke your voting instructions. The change or revocation of voting instructions by a Beneficial Alexco Shareholder can take several days or longer to complete and, accordingly, any such action should be completed well in advance of the deadline given in the proxy or voting instruction form by the Intermediary or its service company to ensure it is effective.

Beneficial Alexco Shareholder Voting

The following information is of significant importance to Alexco Shareholders who do not hold Alexco Shares in their own name.

Only Registered Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders and duly appointed proxyholders can vote and ask questions at the Meeting. Guests, including Beneficial Alexco Shareholders who have not duly appointed themselves as proxyholder, can attend the Meeting as a guest. Guests will not be entitled to vote or ask questions.

Beneficial Alexco Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Alexco Shareholders (those whose names appear on the records of the Company as the registered holders of Alexco Shares) or as set out below.

If Alexco Shares are listed in an account statement provided to an Alexco Shareholder by a broker, then in almost all cases those Alexco Shares will not be registered in the Alexco Shareholder’s name on the records of the Company. Such Alexco Shares will more likely be registered under the names of the Alexco Shareholder’s Intermediary. The vast majority of such Alexco Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms)

Intermediaries are required to seek voting instructions from Beneficial Alexco Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

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These proxy related materials are being sent to both Registered Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders, Alexco DSU Holders and Beneficial Alexco Shareholders.

Management of the Company does intend to pay for intermediaries to forward to OBOs under NI 54-101 the proxy related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary.

Beneficial Alexco Shareholders should follow the instructions of their intermediary carefully to ensure that their Alexco Shares are voted at the Meeting.

Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company.

The Company may utilize Broadridgeʼs QuickVoteTM system to assist Alexco Shareholders with voting their Alexco Shares. Certain Beneficial Alexco Shareholders who have not objected to the Company knowing who they are (NOBOs) may be contacted by Laurel Hill, which is soliciting proxies on behalf of management of the Company, to conveniently obtain a vote directly over the phone.

Generally, Beneficial Alexco Shareholders can vote their Alexco Shares by:

1.	completing and returning a VIF to Broadridge; or

2.	by duly appointing an alternate representative, whether themselves or a third party, to attend the Meeting and vote the corresponding Alexco Shares at the Meeting.

Voting by VIF is the easiest way for Beneficial Alexco Shareholders to cast their vote.

1. Completing and Returning a VIF
Complete and Return your VIF	Complete the VIF in accordance with its instructions. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions.
Deadline	Well in advance of the Meeting; see instructions in the VIF.
Broadridge’s Process	Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Alexco Shares to be represented at the Meeting.
Participation at the Meeting	You may attend the Meeting as a guest. Guests will not be entitled to vote or ask questions.

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2. Attending the Meeting, Personally or Through a Representative
Right to Appoint a Representative	The VIF will name the same persons as the Company’s proxy to represent your Alexco Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Alexco Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Alexco Shares at the Meeting and that person may be you.
Exercising your Right	1.	Appoint yourself or a person other than any of those designated in the VIF as the proxyholder for your Alexco Shares by printing the applicable name in the space provided on your VIF.
	2.	Return your completed VIF to Broadridge by mail or facsimile or by phone or over the internet, in accordance with Broadridge’s instructions and well in advance of the Meeting.
	3.

Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Alexco Shares to be represented at the Meeting and the appointment of any Alexco Shareholder’s representative.

Notice-And-Access

The Company is not sending this Circular to Registered Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders, Alexco DSU Holders or Beneficial Alexco Shareholders using “notice-and-access” as defined under NI 54-101.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Our authorized share capital consists of an unlimited number of Alexco Shares without par value.

Any Alexco Shareholder of record at the close of business on July 20, 2022 is entitled to vote in person or by proxy at the Meeting. As at the Record Date, we have issued and outstanding 171,708,497 fully paid and non-assessable Alexco Shares, each Alexco Share entitling the holder thereof to one vote on the Arrangement Resolution.

Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders will also be entitled to vote with the Alexco Shareholders together as a single class on the Arrangement Resolution on the basis of one vote for each Alexco Option, Alexco RSU or Alexco DSU held (in each case whether vested or unvested), as applicable. As at the Record Date, a total of 8,374,018 Alexco Options, 1,075,501 Alexco RSUs and 894,000 Alexco DSUs were issued and outstanding. Accordingly, the maximum number of expected potential votes at the Meeting in respect of outstanding Alexco Shares, Alexco Options, Alexco RSUs and Alexco DSUs totals 182,052,016.

The quorum for the transaction of business at the Meeting is at least one person who is, or who represents by proxy. Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders or Alexco DSU Holders who participate in and/or vote at the Meeting are deemed to be present at the Meeting for all purposes, including determining quorum.

To the knowledge of the directors or executive officers of the Company as of July 20, 2022, no person beneficially owns, directly or indirectly, or exercises control or direction over, Alexco Shares, Alexco Options, Alexco RSUs and/or Alexco DSUs collectively carrying 10% or more of the cumulative voting rights of Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders at the Meeting.

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THE ARRANGEMENT

Background to the Arrangement

Entry into the Arrangement Agreement was the result of extensive arm’s length negotiations conducted among representatives of Alexco and its Special Committee, Hecla, and their respective financial and legal advisors. The following is a summary of the material events, meetings, negotiations and discussions among the parties that preceded the public announcement of the execution of the Arrangement Agreement on July 5, 2022.

The Company has been primarily focused on exploration and mine development and operation in the Yukon Territory, Canada. The Board regularly reviews its overall corporate strategy and long-term strategic plan, including review of the significant capital requirements to continue to advance the Keno Hill Project. The ramp up of mining activity and concentrate production of the Keno Hill Project has been running behind schedule and as a result, the Company made the decision to temporarily suspend milling operations for five to six months and to focus all efforts on advancing underground development. This transition of operations activities requires additional financing as cash flow from operations is not sufficient to fund its activities.

Wheaton Stream Agreement

On October 2, 2008, Alexco entered into a since superseded version of the Wheaton Stream Agreement, whereby Alexco agreed to sell silver produced at the Keno Hill Project to Wheaton at a specified price for the life of the mine. At the time when the Wheaton Stream Agreement was originally entered into in 2008, the Keno Hill Project was projected to produce a combination of silver, lead and zinc of which approximately 60% of the value of such minerals was expected to be attributed to silver while the remaining 40% was expected to be attributed to the lead and zinc credits. Since then, the expected silver value on Alexco’s two primary mines, Bermingham and Flame & Moth, has increased to approximately 80% of the value of such minerals with only 20% attributable to the lead and zinc credits. As a result, the percentage of revenue relative to the portion of the value of the ore extracted from the Keno Hill Project attributable to Wheaton pursuant to the Wheaton Stream Agreement has increased as the amount of silver in the ore has increased, which has consequently increased the impact of the expense of production on the value of the ore attributable to the Company. The effect of the Wheaton Stream Agreement has made the Keno Hill Project less able to bear the cost of periods of reduced production, lower prices, or operational challenges.

Initial Discussions

On June 24, 2020, Alexco announced that the Company would move forward with returning the Keno Hill Project to production. Shortly following this decision, Alexco management also commenced a process to identify and evaluate potential strategic transactions that would be in the best interest of the Company. This process was enacted to address a key risk identified by the Board and management of Alexco that as a small, single-asset company operating in a highly capital-intensive industry, Alexco would benefit from being a part of or having a larger, more diverse portfolio of assets, which would therefore improve the overall financial position and reduce the business risk of the Company, and while allowing it to better navigate any challenges faced with operations at the Keno Hill Project. As a part of this process, Alexco management reviewed, analyzed and held discussions with several third parties with a view to exploring how to best improve the prospects for Alexco.

On August 11, 2021, management provided an update regarding Alexco’s alternatives for a business combination transaction with Alexco with or by a third party, and it was noted that the existence of the Wheaton Stream Agreement was having a disproportionate negative impact on Alexco’s alternatives. Potential merger counterparties, potential strategic investors and influential shareholders cited the Wheaton Stream Agreement as a significant impediment to a potential transaction.

Given this impediment, Alexco’s management found it necessary to approach Wheaton to explore the possibility of negotiating the re-purchase of a portion of the Wheaton Stream Agreement for a combination of Alexco common shares and cash. Based upon these conversations, Alexco management approached a number of larger silver producing companies, including Hecla, to explore the possibility of those companies funding the cash portion of the consideration needed to fund a repurchase of a portion of the stream. Non-disclosure agreements were entered into with two parties in the fall and winter of 2021, one of which was Hecla, and those parties commenced due diligence investigations of the Company and the Keno Hill Project.

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On November 9, 2021, the Board met and Alexco’s management provided an update on the Keno Hill Project. The report noted the Keno Hill Project continued to have lower than anticipated underground development rates at both operating mines. The Board discussed the continued operations and Keno Hills Project and considered reorganizing mine department management and supervision, reorganizing the water treatment department, and continuing to focus on recruitment of underground miners and maintenance technicians.

On December 14, 2021, the Board met and management recommended that it approach potential financial advisors in relation to providing strategic advice with respect to strategic alternatives for Alexco going forward. At the meeting, the Board approved (i) the draw down of US$7.5 million on its offtake credit facility (the “Credit Facility”) as and when it was available and (ii) the pursuit of a transaction with Banyan Gold Corp. (“Banyan”) to monetize the future payments Banyan would make pursuant to its option agreement with the Company.

In December, 2021, senior management of Hecla visited the Keno Hill Project site for introductory due diligence. In January and February, two parties, including Hecla, conducted extensive technical diligence with respect to the Keno Hill Project, including site visits. In February, one of those parties withdrew from negotiations and ceased its due diligence review, citing the Wheaton Stream Agreement as an impediment to any transaction.

On January 4, 2022, the Board met to discuss financing options for the Company. The Board decided to proceed with a flow through financing of up to US$9.5 million Alexco Shares and to consider a blended financing. The Board also decided to renew the base shelf prospectus of the Company following the financing and to consider an at-the-market offering.

On January 17, 2022, Blake, Cassels & Graydon LLP (“Blakes”) was engaged to provide legal advice to the Company with respect to the strategic alternatives available to Alexco.

On February 24, 2022, the Board met and Alexco’s management provided an update on the status of financing options and strategic alternatives, including the status of negotiations and due diligence with Wheaton. The Board also discussed the formation of a Special Committee to oversee the consideration of strategic alternatives for Alexco. The Board proposed that the Special Committee, when formed, should be composed of Terry Krepiakevich, Elaine Sanders and Rick Van Nieuwenhuyse, all independent directors of the Board. Those three directors met to discuss the formation and structure of the Special Committee and its mandate with legal counsel and subsequently, on April 29, 2022, the Special Committee was formally established.

On April 8, 2022, the Board met and discussed the immediate need for additional financing for the Keno Hill Project. Management advised the Board that Hecla had proposed that, in exchange for entering into an exclusivity agreement with respect to a potential strategic transaction, that Hecla would provide funding through a potential private placement for 7,473,495 Alexco Shares at a price of $1.75 per Alexco Share for proceeds of $13,078,616. The private placement would bring Hecla’s shareholdings in Alexco to 4.9%. It was also noted at such meeting that the timing of the Credit Facility drawdown and a transaction regarding the sale of the Banyan interest were not certain. After consideration of the Company’s serious and immediate need for financing in order to continue work at the Keno Hill Project, and recognition that the private placement would provide the Company with the funds it would need to continue to pursue its business objectives while negotiating a potential transaction with Hecla, the lack of alternate sources of financing and the fact that 4.9% of the Company’s equity would not significantly alter the ability of the Company’s shareholders to respond to an acquisition offer from a party other than Hecla, the Board approved the negotiation of an exclusivity agreement and private placement with Hecla.

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The exclusivity agreement and the terms of the private placement were agreed to on April 10, 2022. Hecla was granted the exclusive right to negotiate a strategic transaction with Alexco until May 31, 2022. The private placement was announced on April 11, 2022 and on April 13, 2022, Alexco closed the private placement with Hecla.

On May 12, 2022, Alexco released its financial statements and MD&A for the quarter ended March 31, 2022, highlighting that the Company was below on development rates, equipment availability and ore extraction rates. Furthermore, the quarterly financials highlighted that the Company needed an additional period of time to confirm improvement in supply chain efficiencies and mechanical availability of underground equipment, which was the primary driver for accelerated ramp up progress and that the Company was evaluating a number of production and operating scenarios keying off supply line risk and availability of maintenance technicians as the basis for forecasting underground development rates with the objective of providing further clarity and confidence on reaching our targeted 400 tonnes per day mill throughput.

In April and May, Hecla and Alexco discussed the basis on which a transaction could be structured. Hecla indicated to Alexco that it would be unable to transact unless Wheaton agreed to changes to the Wheaton Stream Agreement to make the Keno Hill Project more economically viable to operate. Alexco was informed that Hecla and Wheaton were engaging in negotiations with respect to potential changes but was not party to those discussions. Alexco also discussed financing alternatives with multiple banks. Additionally, Alexco engaged in discussions with other potential sources for additional financing.

On May 3, 2022, the Special Committee met, elected Terry Krepiakevich to act as chair and reviewed its mandate. The Special Committee resolved to ask management for a memo summarizing Alexco’s activities respecting potential business combination transactions to date and also discussed engaging Blakes for additional legal advice.

On May 9, 2022, the Special Committee met and discussed the potential sale of Alexco, other recent transactions activity in the junior mining industry, a comparison between Hecla and Alexco and a contribution analysis example with Hecla. The Special Committee also discussed the size and likelihood of an equity financing, including a potential at-the-market program of Alexco Shares. The above discussion included a presentation from Cormark.

On May 16, 2022, the Special Committee met with Blakes. Blakes gave a presentation on legal counsel’s role working with the Special Committee as well as the terms of the Special Committee’s mandate. The Special Committee resolved to retain Blakes as legal advisor to the Special Committee.

On May 26, 2022, the Special Committee met and discussed corporate development initiatives for Alexco, including the status of due diligence with Hecla and the status of negotiations between Hecla and Wheaton regarding the Wheaton Stream Agreement. The Special Committee discussed cash flow forecasts, mining operations and financing alternatives. The Special Committee also discussed the terms of an advisory agreement with Cormark and agreed to enter into the agreement with Cormark.

On May 30, 2022, the Special Committee met and Alexco’s management gave an update regarding discussions with Hecla. They noted that discussions between Hecla and Wheaton were ongoing and that Hecla had expressed that they were confident a deal could be reached with Wheaton, but that Hecla would be asking for an extension to the exclusivity period. The Special Committee also discussed financing alternatives available to Alexco. The Special Committee decided that management could discuss an extension of the exclusivity period with Hecla to June 10, 2022 in exchange for a term sheet, insofar as Alexco’s ability to pursue alternative financing was preserved. Also on May 30, 2022, the Cormark advisory agreement was approved and signed.

On May 31, 2022, the exclusivity with Hecla ended without a term sheet being provided to Alexco and without a transaction being agreed to between Hecla and Wheaton. Hecla did not request an extension to the exclusivity period.

Hecla continued with ongoing technical due diligence through to the end of May.

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With the expiry of the exclusivity period, management of Alexco was free to continue to pursue alternate transactions. In June, management considered all options available to the Company, including an equity offering and restructuring of its Credit Facility with the offtaker, and began negotiations with respect to each.

On June 22, 2022, the Company provided a Keno Hill operations update, noting that the advance of underground development remained insufficient to achieve the necessary number of production headings to sustain 400 tonnes per day feed to the mill before the end of 2022 and to rectify this imbalance, the Company elected to temporarily suspend milling operations for five to six months in order to focus all efforts on advancing underground development.

On June 24, 2022, the Board met with Alexco management who provided an update that Hecla had indicated that they believed that Wheaton and Hecla had reached an agreement with respect to the Wheaton Stream Agreement and that Alexco should expect to receive a term sheet from Hecla shortly. The status of the progress on a financing transaction was also discussed. Alexco had engaged in diligence discussions with potential financing sources and had prepared for a public equity financing but had not received an offer of terms from a financing source. The Board also discussed a term sheet for a credit facility that had been provided by the offtaker.

Negotiations with Hecla

On June 25, 2022, Alexco received a term sheet from Hecla regarding the purchase of all of the issued and outstanding Alexco Shares with a premium of 10% over the current market value of the Alexco Shares based on the closing price of the Alexco Shares on June 24, 2022. The Board met and Cormark gave a presentation regarding the market terms of precedent merger and acquisition transactions. Management presented on the need for immediate financing as cash reserves were becoming very low. The Board agreed that it would be supportive of a counteroffer to Hecla, provided that a private placement bringing Hecla up to 19.9% of the issued and outstanding Alexco Shares or $10 million loan was offered as interim financing and a definitive agreement was reached by July 6, 2022.

After the meeting of the Board, the Special Committee met to discuss the term sheet provided by Hecla. The Special Committee asked management to advise it as to what alternative sources of financing were available to the Company. The Special Committee considered the amount of money that could be raised outside of a transaction with Hecla and the effect the anticipated substantial dilution of that capital raise would have on existing shareholders. The Special Committee instructed management to contact Hecla to provide a verbal counter proposal of a 50% premium over the market value of Alexco Shares based on the closing price of the Alexco Shares on June 24, 2022 and a proposal for interim financing through a private placement of equity that would increase Hecla’s ownership to up to 19.9% of the outstanding Alexco Shares. The meeting was adjourned while management contacted Hecla.

On the evening of June 25, 2022, the Special Committee reconvened to discuss the call management had with Hecla regarding the verbal counter proposal. Hecla rejected the 50% premium, but was willing to discuss an increase in the premium offered from its original offer. Management also informed the Special Committee that a third party had reached out that day regarding their interest in a near term equity financing, subject to due diligence. The Special Committee discussed the transactions that may be available to the Company with its financial and legal advisors, including the proposed transaction with Hecla, a private placement of Alexco Shares with Hecla in the immediate term and the new indication of interest with respect to an equity financing from a new third party. After considering a number of factors, including the need of the Company for immediate financing, the substantial dilutive effect of an equity financing with a third party along with the unlikelihood that sufficient funds could be raised by the Company to a restart of production and the unlikelihood that the third party could complete diligence in time to complete an equity financing on the timeline that the Company required, the Special Committee instructed management that the Special Committee would support Alexco signing a letter of intent with Hecla insofar as it provided for a 25% premium on the closing price of Alexco Shares on June 24, 2022, a short exclusivity period and so long as the remaining terms were consistent with the term sheet received from Hecla on June 25, 2022.

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On the evening of June 26, 2022, the Special Committee met again to discuss with management and its financial and legal advisors the negotiations that had progressed through the day. Hecla had agreed to increase the premium offered on the Alexco Shares to a 25% premium on the closing price of Alexco Shares on June 24, 2022, but required a longer exclusivity period than management had proposed. After discussion and after considering all available alternatives, the Special Committee authorized management to execute the letter of intent which provided for an exclusivity period to July 11, 2022 and indicated that Hecla was willing to offer a 25% premium to the closing price of the Alexco Shares on June 24, 2022, subject to the negotiation of definitive agreements.

Signing the Arrangement Agreement

On June 26, 2022, management and Alexco’s legal and financial advisors began negotiation of the definitive agreements for the transaction. On June 27, 2022, the Special Committee met to receive an update from management and its legal and financial advisors on the progress of the draft definitive agreements.

On June 29, 2022, the Special Committee met with management and Blakes to review a draft Arrangement Agreement and provide instructions on its negotiation.

On June 30, 2022, the Special Committee met with management, Blakes and Cormark to review and provide instructions on a further revised Arrangement Agreement and the draft Voting and Support Agreements. Cormark gave a presentation on its oral fairness opinion and discussed its methodology for and answered questions from the Special Committee about its current views of the deal terms.

On July 1, 2022, the Special Committee met with management and Blakes to discuss the terms of the bridge loan being offered to the Company by Hecla as well as the terms of the private placement of Alexco Shares, each of which would provide Alexco with financing in the immediate term and would not be conditional on the closing of the Arrangement. The Special Committee gave counsel instructions on its negotiation.

On July 3, 2022, the Special Committee met with management, Blakes and Cormark to (i) review the final terms of the Bridge Loan and the Arrangement Agreement, (ii) receive an update on the status of the draft documents and issues concerning the Arrangement from Blakes, and (iii) receive Cormark’s oral fairness opinion that the consideration to be received by Alexco Shareholders, other than Hecla and its affiliate, was fair, from a financial point of view, to such holders of Alexco Shares. The Special Committee was informed that while Hecla was confident that an arrangement had been reached, Hecla’s willingness to transact was contingent on them reaching an agreement with Wheaton that had not yet been finalized. After careful consideration, including a thorough review of the Arrangement Agreement, the Cormark Opinion and other matters, and taking into account the best interests of the Company, and after consultation with management and its financial and legal advisors, the Special Committee unanimously determined that the Consideration to be received by the Alexco Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Alexco Shareholders, other than Hecla and its affiliates, and that the Arrangement is in the best interests of the Company. The Special Committee therefore unanimously resolved to recommend that the Board approve the Arrangement Agreement and recommend to the Alexco Shareholders and Alexco Securityholders to vote in favour of the Arrangement.

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Following the Special Committee meeting, the Board met formally and were joined by representatives of Blakes and Cormark, and for a portion of the meeting, members of management. During the course of the Board meeting, (i) representatives of Blakes provided an overview of the specific terms and conditions of the Arrangement Agreement and other ancillary documents and answered questions from the Board, (ii) representatives of Cormark discussed the Cormark Opinion and (iii) the Board received the recommendation of the Special Committee. The Board was also informed that Hecla’s willingness to transact was contingent on them reaching an agreement with Wheaton that had not yet been finalized. The Board then met in camera without management and, after careful consideration, including a thorough review of the Arrangement Agreement, the Cormark Opinion, the form of Bridge Loan Agreement, the subscription agreement in respect of the Private Placement and other matters, and taking into account the best interests of the Company, and after consultation with management and its financial and legal advisors, the fact that the Special Committee has unanimously determined that the Consideration to be received by the Alexco Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Alexco Shareholders, other than Hecla and its affiliates, and that the Arrangement is in the best interests of the Company, and that the recommendation of the Special Committee that execution and delivery of the financing documents and subscription agreement, and the performance of its obligations thereunder, is in the best interests of the Company, the Board unanimously (i) determined that the Arrangement is fair and in the best interests of Alexco Shareholders; (ii) resolved to approve the Arrangement, the Arrangement Agreement and the Company’s performance of its obligations thereunder; and (iii) resolved to recommend that Alexco Securityholders vote FOR the Arrangement Resolution. The Board also authorized management to execute the Arrangement Agreement and applicable ancillary documents on behalf of Alexco once Hecla indicated that an agreement had been reached with Wheaton and they were prepared to proceed. It was noted that there could be no certainty that the transaction would proceed until Hecla reached an agreement with Wheaton.

On July 4, 2022, during the afternoon, Hecla advised management of Alexco that it had reached an agreement with Wheaton, the Arrangement Agreement and other transaction documents were executed and a press release announcing the transaction was issued on the morning of July 5, 2022.

On July 25, 2022, Hecla Parent, 108 and the Company entered into the Assignment and Amendment Agreement. The assignment of the Arrangement Agreement by Hecla Parent to a subsidiary was contemplated in the original terms of the Arrangement Agreement. Hecla advised the Company that the Assignment and Amendment Agreement was required to facilitate the acquisition structure for the Arrangement Agreement given the speed at which the Arrangement Agreement was completed in light of the Company’s immediate need for financing. Pursuant to the Assignment and Amendment Agreement, Hecla Parent remains obligated for the performance by 108 of the terms of the Arrangement Agreement.

On July 28, 2022, the Board approved this Circular and certain other procedural matters related thereto and to the Arrangement.

Reasons for the Arrangement

In evaluating and unanimously approving the Arrangement, the Special Committee and the Board gave careful consideration to the current position and condition and the expected and potential future position and condition of the business of the Company, and all terms of the Arrangement Agreement, including the conditions precedent, representations and warranties and deal protection provisions. The Special Committee and the Board considered a number of factors including, among others, the following:

•	Premium. The Consideration to be received by Alexco Shareholders pursuant to the Arrangement represents a premium of 12% on a spot basis to the July 1, 2022 closing price, and 24% premium using the trailing 5-day volume weighted average trading price on the NYSE American for the Alexco Shares and the NYSE for the Hecla Shares as of market close on July 1, 2022.

•	Liquidity. Based on the immediate financing requirements, the business, operations, financial condition and prospects of the Company, as well as the current and prospective environment in which the Company operates, including macroeconomic conditions in Canada and globally, there is a significant risk that the Alexco Shares could continue to trade below US$0.417, the closing price as at July 1, 2022, over the short to medium term. The Consideration provides Alexco Shareholders with immediate liquidity at a price that may not be available in the absence of the Arrangement.

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•	Strengths and Strategic Fit. If the Arrangement is completed, it is expected that Alexco Shareholders will benefit from:

(i)	the consolidation of the assets of Alexco and Hecla;

(ii)	jurisdictional and project risk diversification; and

(iii)	enhanced capital markets profile, financing capacity and access to capital.

•	Alexco Shareholders will also be able to continue to participate in the potential upside from any exploration and development success related to the properties of Alexco, as well as the other properties of Hecla. It is expected that Alexco Shareholders will hold approximately 3% of the Hecla Shares on an outstanding undiluted basis upon completion of the Arrangement.

•	Process. The Arrangement with Hecla resulted from discussions that began months ago. During that time, management and the financial advisors of Alexco communicated with several other parties regarding potential transactions. Confidentiality agreements were entered into with seven potential acquirors or merger partners. Discussions were held with each such party. The Arrangement is the most attractive of those alternatives. All potential acquirors or merger partners expressed the view that the Wheaton Stream Agreement would require amendment to ensure the financial viability of the Keno Hill Project. Of all of the parties the Company approached, only Hecla was successful in negotiating satisfactory arrangements with Wheaton with respect to the Wheaton Stream Agreement.

•	Business and Industry Risks. The business, operations, assets, financial condition, operating results and prospects of Alexco are subject to significant uncertainty, including risks associated with Wheaton’s silver purchase streaming rights on its Keno Hill Project, risks associated with a negative working capital position, and risks associated with obtaining the required financing on acceptable terms or at all. The Special Committee concluded that the Company immediately required additional financing and of the financing alternatives, the Arrangement provided a more favourable outcome to the Company and its stakeholders than any other option that was reasonably available. Further, the Special Committee determined that the Consideration under the Arrangement is more favourable to Alexco Shareholders than continuing with Alexco’s current business plan in light of these risks and uncertainties.

•	Fairness Opinion. The Cormark Opinion provides that, as of the date of such opinion and subject to and based on the assumptions, limitations and qualifications described therein, the Consideration to be received by Alexco Shareholders, other than Hecla and its affiliate, is fair, from a financial point of view, to such holders. The Special Committee considered the compensation arrangements with Cormark and Cormark’s confirmation that it is independent of Alexco and Hecla when considering the Cormark Opinion.

•	Acceptance by Directors, Senior Officers. Pursuant to the Voting and Support Agreements, the directors and senior officers of Alexco have agreed to vote all of their respective Alexco Securities in favour of the Arrangement at the meeting of Alexco Securityholders to approve the Arrangement.

•	Ability to Respond to Unsolicited Superior Proposals. Subject to the terms of the Arrangement Agreement, the Board will be able to respond to any unsolicited bona fide Acquisition Proposal if the Board determines, in good faith after consultation with its external financial and legal advisors, that such proposal constitutes or could reasonably be expected to lead to a Superior Proposal. The amount of the Termination Fee payable in certain circumstances, being US$10,000,000, would not, in the view of the Special Committee when viewed as a percentage of the total enterprise value of the Company and the value of the liability represented by the Wheaton Stream Agreement, preclude a third party from potentially making a Superior Proposal.

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•	Negotiated Transaction. The Arrangement Agreement is the result of a comprehensive negotiation process with respect to the key elements of the Arrangement Agreement and Plan of Arrangement, which includes terms and conditions that are reasonable in the judgment of the Special Committee.

•	Fairness of the Conditions. The Arrangement Agreement provides for certain conditions to completion of the Arrangement, which conditions are not unduly onerous or outside market practice and could reasonably be expected to be satisfied in the judgment of the Special Committee.

•	Securityholder Approval. The Arrangement must be approved by (i) not less than 66⅔% of the votes cast by Alexco Shareholders present in person or represented by proxy at a special meeting of Alexco Shareholders; (ii) not less than 66⅔% of the votes cast by Alexco Securityholders present in person or represented by proxy at a special meeting of securityholders, voting together as a single class; and (iii) a majority of the votes cast by Alexco Shareholders other than votes attached to Alexco Shares required to be excluded pursuant to MI 61-101.

•	Regulatory Approval. The Plan of Arrangement must be approved by the Court will consider, among other things, the fairness and reasonableness of the Plan of Arrangement to Alexco Shareholders.

•	Dissent Rights. The terms of the Plan of Arrangement provide that Registered Alexco Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise Dissent Rights and, if successful, receive fair value for their Alexco Shares.

The Special Committee and the Board also considered a number of potential issues and risks related to the Arrangement and the Arrangement Agreement, including, among others:

•	the risks to Alexco and the Alexco Shareholders if the Arrangement is not completed, including the risk of being unable to find alternate financing on similar terms or at all, the costs to Alexco in pursuing the Arrangement and the diversion of Alexco’s management from the conduct of Alexco’s business in the ordinary course;

•	the terms of the Arrangement Agreement in respect of restricting Alexco from soliciting third parties to make an Acquisition Proposal and the specific requirements regarding what constitutes a Superior Proposal (as such terms are defined in the Arrangement Agreement);

•	the terms of the Arrangement Agreement that require Alexco to conduct its business in the ordinary course and prevent Alexco from taking certain specified actions, which may delay or prevent Alexco from taking certain actions to advance its business pending consummation of the Arrangement;

•	the fact that, following the Arrangement, Alexco will no longer exist as an independent public company and the Alexco Shares will be delisted from the Toronto Stock Exchange and NYSE American;

•	the Termination Fee payable to Hecla in certain circumstances, including if Alexco enters into an agreement in respect of a Superior Proposal to acquire Alexco;

•	the conditions to Hecla’s obligations to complete the Arrangement; and

•	the right of Hecla to terminate the Arrangement Agreement under certain circumstances.

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2022 Special Meeting of Securityholders

The above discussion of the information and factors considered by the Special Committee is not intended to be exhaustive, but is believed by the Special Committee to include the material factors considered by the Special Committee in its assessment of the Arrangement. In view of the wide variety of factors considered by the Special Committee in connection with its assessment of the Arrangement and the complexity of such matters, the Special Committee did not consider it practical, nor did it attempt, to quantify, rank or otherwise assign relative weights to the foregoing factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the Special Committee may have given different weights to various factors and may have applied different analyses to each of the material factors considered by the Special Committee.

The Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information and such information and assumptions are subject to various risks. This information should be read in light of the factors described under the section entitled “Forward-Looking Statements” and under the heading “Risks Related to the Arrangement”.

Cormark Fairness Opinion

In connection with the evaluation of the Arrangement, the Special Committee and the Board received and considered, among other things, the Cormark Opinion.

Pursuant to an engagement letter dated May 30, 2022, Cormark was retained by the Special Committee as a financial advisor, including to provide the Special Committee with an opinion as to the fairness, from a financial point of view, of the Consideration to be received by Alexco Shareholders, other than Hecla and its affiliates, pursuant to a potential transaction, such opinion to set out both its conclusion and a summary of the financial analysis supporting its conclusion.

On July 3, 2022, at a meeting of the Special Committee held to evaluate the proposed Arrangement, Cormark delivered an oral opinion to the Special Committee and the Board, which was subsequently confirmed in writing. The Cormark Opinion concluded that, as at July 3, 2022 and subject to and based on the assumptions, limitations and qualifications described therein, the Consideration to be received by Alexco Shareholders, other than Hecla and its affiliates, is fair, from a financial point of view, to such holders.

Securityholders are urged to read the Cormark Opinion in its entirety. The summary above is qualified in its entirety by reference to the full text of the written Cormark Opinion, which among other things (a) describes the assumptions made, information reviewed, matters considered, qualifications, and limitations on the review undertaken by Cormark and (b) summarizes the material financial analyses considered and certain additional factors considered by Cormark in connection with the Cormark Opinion, is attached as Appendix E to this Circular. Cormark provided the Cormark Opinion solely for the information of the members of the Special Committee and the Board (solely in their capacities as such), and the Cormark Opinion was only one of many factors considered by the Special Committee and the Board in connection with their evaluation of the Arrangement. The Cormark Opinion does not address any other terms, aspects or implications of the Arrangement. The Cormark Opinion may not be relied upon by any other person or used for any other purpose. Cormark expressed no view as to, and its opinion did not address, the underlying business decision of Alexco to effect or enter into the Arrangement. The Cormark Opinion is not intended to be and does not constitute a recommendation as to any election that an Alexco Shareholder might make or how the Board, the Special Committee or any Alexco Securityholder should vote or act on any matters relating to the proposed Arrangement, or otherwise. The Cormark Opinion may not be reproduced, disseminated, quoted from or referred to (in whole or in part), without the prior written consent of Cormark, which consent has been obtained for the purpose of the inclusion of the Cormark Opinion and the summary thereof in this Circular.

Under the terms of the engagement, Cormark received a fixed fee for rendering the Cormark Opinion which was not in whole or in part contingent on the conclusions reached in its Cormark Opinion or on successful completion of the Arrangement. In addition, Cormark will receive certain advisory fees, a substantial portion of which is contingent upon successful completion of the Arrangement, or another change of control transaction involving Alexco. Furthermore, Alexco has agreed to reimburse Cormark for all of its reasonable out-of-pocket expenses incurred in respect of its engagement (including the reasonable fees and disbursements of its legal counsel) and to indemnify Cormark (and certain other persons) against certain liabilities which may arise out of its engagement.

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Cormark has not been engaged to provide any financial advisory services nor has it participated in any financings involving Hecla, Alexco or any of their respective associates or affiliates within the past two years, other than (i) acting as financial advisor to Alexco in connection with the Arrangement; (ii) acting as co-lead underwriter to Alexco in connection with its $30.0 million bought deal public offering of common shares, which closed in July 2020; (iii) acting as co-lead underwriter to Alexco in connection with its $11.7 million bought deal public offering of flow-through common shares, which closed in January 2021; (iv) acting as co-lead underwriter to Alexco in connection with its $28.8 million bought deal public offering of common shares, which closed in June 2021; and (v) acting as lead underwriter to Alexco in connection with its $9.2 million bought deal public offering of flow-through common shares, which closed in January 2022.

Cormark may, from time to time and in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of Hecla, Alexco or any of their respective associates or affiliates. Cormark also acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Hecla or Alexco and, from time to time, may have executed or may execute transactions for such companies and clients from whom it received or may receive compensation. Cormark, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Hecla or Alexco.

Voting and Support Agreements

The Locked-up Alexco Shareholders have entered into the Voting and Support Agreements pursuant to which they have agreed to vote the respective Alexco Securities in favour of the Arrangement Resolution. As of July 4, 2022, the Locked-up Alexco Shareholders hold (i) a total of 8,002,361 Alexco Shares, representing approximately 4.66% of the outstanding Alexco Shares, (ii) a total of 5,859,900 Alexco Options, representing approximately 69.98% of the outstanding Alexco Options, (iii) a total of 716,169 Alexco RSUs, representing approximately 66.59% of the outstanding Alexco RSUs, and (iv) a total of 894,000 Alexco DSUs, representing 100% of the outstanding Alexco DSUs, for a total of approximately 8.50% of the Company’s outstanding Alexco Securities that will have voting rights at the Meeting. The Locked-up Alexco Shareholders holding a total of 4.66% of Alexco Shares includes a voting and support agreement with Wheaton pursuant to which Wheaton has agreed to vote its Alexco Shares (Alexco Shares representing approximately 1.1% of the outstanding Alexco Shares) in favour of the Arrangement Resolution.

The Locked-up Alexco Shareholders have agreed, subject to the terms of the Voting and Support Agreements, among other things: (i) at a meeting of Alexco Securityholders of the Company called to vote upon the Arrangement to vote any Alexco Shares, Alexco Options, Alexco RSUs and Alexco DSUs in favour of the Arrangement Resolution, the Arrangement and any matter necessary for the consummation of the Arrangement, and against any Acquisition Proposal and any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement; (ii) not to tender any Alexco Shares, Alexco Options, Alexco RSUs or Alexco DSUs to any Acquisition Proposal or other take-over bid or similar transaction that is reasonably likely to in any manner delay, hinder, prevent, frustrate, interfere with or challenge the Arrangement; (iii) not to, without prior written consent of Hecla, sell or transfer any of their Alexco Shares, Alexco Options, Alexco RSUs or Alexco DSUs, directly or indirectly, or any interest therein other than to another Locked-up Alexco Shareholder (or a person controlled by such Locked-up Alexco Shareholder, provided that such person executes a Voting and Support Agreement with Hecla) or the exercise of such Alexco Securities for Alexco Shares, as applicable, or grant any proxies, power of attorney or any voting arrangement for their Alexco Shares, Alexco Options, Alexco RSUs or Alexco DSUs other than pursuant to the Arrangement; (iv) solicit any inquiry or proposal or engage in any discussions or negotiations that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; (v) accept, recommend or publicly propose to accept any Acquisition Proposal; (vi) withdraw support or propose publicly to withdraw from the Arrangement; and (vii) not to requisition or join in the requisition of any meeting of Alexco Shareholders for the purpose of considering any resolution which may reasonably be expected to prevent, delay, frustrate or interfere with, the completion of the Arrangement. The Voting and Support Agreement does not bind a Locked-up Alexco Shareholder in his or her capacity as a director or officer of the Company or limit or restrict a Locked-up Alexco Shareholder from properly fulfilling his or her fiduciary duties as a director or officer of the Company.

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2022 Special Meeting of Securityholders

The Voting and Support Agreements will automatically terminate upon the earlier of the Effective Time and the termination of the Arrangement Agreement in accordance with its terms.

Each Voting and Support Agreement may also be terminated (a) at any time prior to the Effective Time by mutual consent, (b) by either party if the Effective Date has not occurred by the Outside Date, (c) by Hecla, if (i) the Locked-up Alexco Shareholder breaches or is in default of any his or her covenants contained in the Voting and Support Agreement or (ii) any of the representations and warranties of the Locked-up Alexco Shareholder in the Voting and Support Agreement are not true and correct in all material respects or (d) by the Locked-up Alexco Shareholder, if without the prior consent of the Locked-up Alexco Shareholder, the Arrangement Agreement is amended in any manner that would result in a decrease in the amount of Consideration (such decrease not including a decrease in the market price of Hecla Shares).

Interests of Certain Persons in the Arrangement

In considering the Arrangement and the recommendation of the Board with respect to the Arrangement, Alexco Securityholders should be aware that certain directors and senior officers of the Company have certain interests that are, or may be, different from, or in addition to, the interests of other Alexco Securityholders generally, which may present them with actual or potential conflicts of interest in connection with the Arrangement. The Board is aware of these interests and considered them along with the other matters described above in “The Arrangement – Reasons for the Arrangement”. These interests include those described below.

Alexco Securities Held By Directors and Senior Officers of the Company

The table below sets out, for each director and senior officer of the Company, the number of Alexco Shares, Alexco Options, Alexco RSUs and Alexco DSUs beneficially owned or controlled or directed by each of them and their associates and affiliates that will be entitled to be voted at the Meeting, as of July 20, 2022.

Name and Position with the Company	Number of Alexco Shares and % of Voting Class(1)(2)	Alexco Options and % of Voting Class(1)(2)	Number of Alexco RSUs and % of Voting Class(1)(2)	Number of Alexco DSUs and % of Voting Class(1)(2)
CLYNTON NAUMAN(3)	4,380,369	1,802,000	149,000	454,000
Chairman and CEO	(2.55)%	(21.52)%	(13.85)%	(50.78)%
BRAD THRALL(3)	853,372	1,223,400	176,667	Nil
President	(0.50)%	(14.61)%	(16.43)%
MICHAEL CLARK	195,836	690,500	140,833	Nil
CFO	(0.11)%	(8.25)%	(13.09)%
PAUL JONES	118,899	237,500	120,501	Nil
Senior VP Corporate	(0.07)%	(2.84)%	(11.20)%
Development
WAYNE ZIGARLICK	62,291	248,000	80,834	Nil
VP Operations	(0.04)%	(2.96)%	(7.52)%
LINDA BROUGHTON	94,781	331,000	66,001	Nil
VP Technical Projects	(0.06)%	(3.95)%	(6.14)%

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Name and Position with the Company	Number of Alexco Shares and % of Voting Class(1)(2)	Alexco Options and % of Voting Class(1)(2)	Number of Alexco RSUs and % of Voting Class(1)(2)	Number of Alexco DSUs and % of Voting Class(1)(2)
GORDON WONG	8,143	193,500	48,334	Nil
VP Finance	(0.00)%	(2.31)%	(4.49)%
SEYMOUR ILES	1,837	210,500	22,000	Nil
District Exploration	(0.00)%	(2.51)%	(2.05)%
Manager
RICK ZIMMER	165,510	156,000	Nil	88,000
Lead Director	(0.10)%	(1.86)%		(9.84)%
TERRY KREPIAKEVICH	184,678	331,000	Nil	88,000
Director	(0.11)%	(3.95)%		(9.84)%
RICK VAN NIEUWENHUYSE	7,936	331,000	Nil	88,000
Director	(0.00)%	(3.95)%		(9.84)%
ELAINE SANDERS	121,649	331,000	Nil	88,000
Director	(0.07)%	(3.95)%		(9.84)%
KAREN McMASTER	40,171	316,000	Nil	88,000
Director	(0.02)%	(3.77)%		(9.84)%
	6,235,472	6,401,400	804,170	894,000
TOTAL(4)	(3.63)%	(76.44)%	(74.77)%	(100.00)%

Notes:

(1)	Represents the percentage of votes held taking into account the votes attached to Alexco Shares, Alexco Options, Alexco RSUs and Alexco DSUs, respectively, as of the Record Date.

(2)	Totals rounded to nearest hundredth of a percent.

(3)	Clynton Nauman controls ALM Investment ULC, which owns 1,940,299 Alexco Shares.

(4)	The directors and senior officers together, as of the Record Date, hold an aggregate of 14,335,042 Alexco Securities that will be entitled to be voted at the Meeting, representing approximately 7.87% of the issued and outstanding Alexco Securities that will be entitled to vote at the Meeting. Pursuant to the Voting and Support Agreements, the directors and senior officers of the Company agreed with Hecla to, among other things, vote or cause to be voted such Alexco Securities in favour of the Arrangement Resolution. See “Arrangement – Voting and Support Agreements” for more information.

Alexco Shares

As of July 20, 2022, the directors and senior officers of the Company beneficially own, control or direct, directly or indirectly, an aggregate of 6,235,472 Alexco Shares that will be entitled to be voted at the Meeting, representing approximately 3.63% of the issued and outstanding Alexco Shares as of the Record Date.

All of the Alexco Shares owned or controlled by such directors and senior officers of the Company will be treated in the same manner under the Arrangement as Alexco Shares held by any other Alexco Shareholder.

If the Arrangement is completed, the directors and senior officers of the Company will receive, as a group approximately 723,314 Hecla Shares.

Alexco Options

As of July 20, 2022, the directors and senior officers of the Company hold Alexco Options exercisable for an aggregate of 6,401,400 Alexco Shares that will be entitled to be voted at the Meeting on the Arrangement Resolution. These Alexco Options have exercise prices ranging from $1.27 to $3.86 per Alexco Share.

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2022 Special Meeting of Securityholders

If the Arrangement is completed, each Alexco In-The-Money Option held by the directors and senior officers of the Company outstanding immediately prior to the Effective Time, will immediately and unconditionally vest and, without any further action by or on behalf of the directors or senior officers, be deemed to be assigned and transferred to Alexco in exchange for the number of Alexco Shares obtained by dividing (i) the Alexco Option In-The-Money Amount by (ii) the total fair market value of the aggregate Alexco Shares that the directors and senior officers of the Company are entitled to acquire on exercise of such Alexco Option, rounded down to the nearest whole number.

If the Arrangement is completed, the directors and senior officers of the Company are expected to receive as a group, in exchange for Alexco Options outstanding at the Effective Time and prior to the deduction of applicable withholdings, zero Hecla Shares, due to all Alexco Options being Alexco Out-of-the-Money Options.

Alexco RSUs

As of July 20, 2022, the directors and senior officers of the Company hold 804,170 Alexco RSUs.

Each Alexco RSU held by the directors and senior officers of the Company outstanding immediately prior to the Effective Time shall immediately and unconditionally vest, notwithstanding the terms of the Alexco RSU Plan and shall, without further action by or on behalf of the director or senior officer, be deemed to be assigned and transferred to Alexco in exchange for the number of Alexco Shares the director or senior officer of the Company is entitled to under the Alexco RSU less that number of Alexco Shares with a fair market value equal to the amount of required withholding tax rounded up to the nearest Alexco Share.

If the Arrangement is completed, the directors and senior officers of the Company are expected to receive as a group, in exchange for Alexco RSUs outstanding at the Effective Time and prior to the deduction of applicable withholdings, approximately 93,283 Hecla Shares.

Alexco DSUs

As of July 20, 2022, the directors and senior officers of the Company hold 894,000 Alexco DSUs.

Each Alexco DSU held by the directors and senior officers of the Company outstanding immediately prior to the Effective Time shall immediately and unconditionally vest, notwithstanding the terms of the Alexco DSU Plan and shall, without further action by or on behalf of the director or senior officer, be deemed to be assigned and transferred to Alexco in exchange for a cash payment. Such Alexco DSU Holders will not receive the Consideration.

If the Arrangement is completed, the directors and senior officers of the Company are expected to receive as a group, in exchange for Alexco DSUs outstanding at the Effective Time and prior to the deduction of applicable withholdings, zero Hecla Shares. All Alexco DSU Holders will receive a cash payment instead of Alexco Shares, as was determined by the Alexco Board.

Employment Agreements and Compensation Bonus

The Company has entered into employment agreements (“Employment Agreements”) with the following employees of the Company which provide that, if there is a “change of control” (as that term is defined in the Employment Agreements) of the Company and the employee is terminated without cause or for “good reason”, the employee would be entitled to receive the following amounts and benefits:

•	Clynton Nauman, Chairman & CEO – an amount equal to all compensation paid to Mr. Nauman under the Employee Agreement for the previous fiscal year multiplied by two and a half (2.5). The Company will continue Mr. Nauman’s group insurance benefits, if any, including group life, long-term disability, extended medical and dental insurance coverage for 12 months after the date of termination, provided that if the Company is unable to continue any such benefit by reason of the termination of employment, it will instead pay to Mr. Nauman an amount equal to the present value of the Company’s cost of providing such benefit to Mr. Nauman for a period of 12 months. The Company will also reimburse Mr. Nauman within 10 days of such termination for all reasonable expenses.

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•	Brad Thrall, President – an amount equal to all compensation paid to Mr. Thrall under the Employee Agreement for the previous fiscal year multiplied by two and a half (2.5). The Company will continue Mr. Thrall’s group insurance benefits, if any, including group life, long-term disability, extended medical and dental insurance coverage for 12 months after the date of termination, provided that if the Company is unable to continue any such benefit by reason of the termination of employment, it will instead pay to Mr. Thrall an amount equal to the present value of the Company’s cost of providing such benefit to Mr. Thrall for a period of 12 months. The Company will also reimburse Mr. Thrall within 10 days of such termination for all reasonable expenses.

•	Michael Clark, Chief Financial Officer – an amount equal to one year of base salary, plus all annual bonus amounts actually paid by the Company to Mr. Clark within the 12 months immediately preceding the date of termination, multiplied by two. The Company will continue Mr. Clark’s group insurance benefits, if any, including group life, long-term disability, extended medical and dental insurance coverage, for 6 months after the date of termination, provided that if the Company is unable to continue any such benefit by reason of the termination of employment, it will instead pay to Mr. Clark an amount equal to the present value of the Company’s cost of providing such benefit to Mr. Clark for a period of 6 months. The Company will also reimburse Mr. Clark within 10 days of such termination for all reasonable expenses.

•	Linda Broughton, VP Technical Projects – an amount equal to one year of base salary, plus all annual bonus amounts actually paid by the Company to Ms. Broughton within the 12 months immediately preceding the date of termination, multiplied by two. If such termination occurs , the Company will continue Ms. Broughton’s group insurance benefits, if any, including group life, long-term disability, extended medical and dental insurance coverage, for 12 months after the date of termination, provided that if the Company is unable to continue any such benefit by reason of the termination of employment, it will instead pay to Ms. Broughton an amount equal to the present value of the Company’s cost of providing such benefit to Ms. Broughton for a period of 12 months. The Company will also reimburse Ms. Broughton within 10 days of such termination for all reasonable expenses.

•	Gordon Wong, VP Finance – an amount equal to one year of base salary, plus all annual bonus amounts actually paid by the Company to Mr. Wong within the 12 months immediately preceding the date of termination, multiplied by two. If such termination occurs, the Company will continue Mr. Wong’s group insurance benefits, if any, including group life, long-term disability, extended medical and dental insurance coverage, for 12 months after the date of termination, provided that if the Company is unable to continue any such benefit by reason of the termination of employment, it will instead pay to Mr. Wong an amount equal to the present value of the Company’s cost of providing such benefit to Mr. Wong for a period of 12 months. The Company will also reimburse Mr. Wong within 10 days of such termination for all reasonable expenses.

•	Paul Jones, Senior VP Corporate Development – an amount equal to 1.5 times the base salary plus 100% of the short-term incentive plan (if any) paid to Mr. Jones in the prior year. In addition, the Company will continue Mr. Jones’ group insurance benefits, if any, including group life, long-term disability, extended medical and dental insurance coverage, for 6 months after the date of termination, provided that if the Company is unable to continue any such benefit by reason of the termination of employment, it will instead pay to Mr. Jones an amount equal to the present value of the Company’s cost of providing such benefit to Mr. Jones for a period of 6 months.

•	Seymour Iles, District Exploration Manager – an amount equal to one year of base salary, plus all annual bonus amounts actually paid by the Company to Mr. Iles within the 12 months immediately preceding the date of termination, multiplied by two. If such termination occurs, the Company will continue Mr. Iles’ group insurance benefits, if any, including group life, long-term disability, extended medical and dental insurance coverage, for 12 months after the date of termination, provided that if the Company is unable to continue any such benefit by reason of the termination of employment, it will instead pay to Mr. Iles an amount equal to the present value of the Company’s cost of providing such benefit to Mr. Iles for a period of 12 months. The Company will also reimburse Mr. Iles within 10 days of such termination for all reasonable expenses.

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2022 Special Meeting of Securityholders

Pursuant to the Employment Agreements, if the Arrangement is completed and the entitlements are triggered as described above following the completion of the Arrangement on the Effective Date, the above-mentioned employees and contractor would be entitled to collectively receive aggregate compensation of approximately $5,620,331, as follows:

Name	Potential Change of Control Payment(1)(2)
CLYNTON NAUMAN (2)	$1,386,640.51
BRAD THRALL (2)	$1,286,467.40
MICHAEL CLARK	$763,000.00
PAUL JONES	$492,750.00
LINDA BROUGHTON	$701,000.00
GORDON WONG	$512,000.00
SEYMOUR ILES	$482,000.00

Notes:

(1)	Excluding 2022 target bonus pro-rated up to the date of termination, accrued vacation owing to the date of termination and reimbursement of expenses to the date of termination, all of which are based on the executive’s termination date and/or are unknown as of the date of this Circular.

(2)	Assuming the Bank of Canada exchange rate on July 20, 2022, being US$1.00 = C$1.2884.

Insurance Indemnification of Directors and Officers of the Company

The Arrangement Agreement provides that, prior to the Effective Time, Alexco may purchase customary “tail” policies of directors’ and officers’ liability, products and completed operations liability and employment practices liability insurance from a reputable and financially sound insurance carrier and containing terms and conditions no less favourable in the aggregate to the protection provided by the policies maintained by Alexco and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time and Alexco will, and will cause its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Time; provided, that Alexco and its subsidiaries shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% of Alexco ‘s current annual aggregate premium for policies currently maintained by Alexco or its subsidiaries. From and after the Effective Time, Alexco or Hecla, as applicable, has agreed pursuant to the Arrangement Agreement not to take any action to terminate such directors’ and officers’ liability insurance or adversely affect the rights of Alexco’s present and former directors and officers thereunder.

Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions

Alexco is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and, accordingly, is subject to MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among security holders, generally requiring enhanced disclosure, approval by a majority of security holders excluding interested parties and/or, in certain instances, independent valuations and approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to “business combinations” (as defined in MI 61-101) that terminate the interests of security holders without their consent.

MI 61-101 provides that, in certain circumstances, where a “related party” (as defined in MI 61-101) of an issuer is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with an arrangement transaction (such as the Arrangement), such transaction may be considered a “business combination” for the purposes of MI 61-101 and subject to minority approval requirements.

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A “collateral benefit”, as defined in MI 61-101, includes any benefit that a related party of Alexco (which includes the directors and senior officers of Alexco ) is entitled to receive, directly or indirectly, as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancement in benefits related to past or future services as an employee, director or consultant of Alexco. However, such a benefit will not constitute a “collateral benefit” provided that certain conditions are satisfied.

Under MI 61-101, a benefit received by a related party of Alexco is not considered to be a “collateral benefit” if the benefit is received solely in connection with the related party’s services as an employee, director or consultant of Alexco or an affiliated entity and (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the Arrangement, (ii) the conferring of the benefit is not, by its terms, conditional on the related party supporting the Arrangement in any manner, (iii) full particulars of the benefit are disclosed in the disclosure document for the transaction, and (iv) either (A) at the time the Arrangement was agreed to, the related party and its associated entities beneficially owned or exercised control or direction over less than 1% of the outstanding Alexco Shares, or (B) (x) the related party discloses to an independent committee of Alexco the amount of consideration that the related party expects it will be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the Alexco Shares beneficially owned by the related party, (y) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in (B) (x), and (z) the independent committee’s determination is disclosed in this Circular.

If a “related party” receives a “collateral benefit” in connection with the Arrangement, the Arrangement Resolution will also require “minority approval” in accordance with MI 61-101. If “minority approval” is required, the Arrangement Resolution must also be approved by a majority of the votes cast, excluding those votes beneficially owned, or over which control or direction is exercised, by the “related parties” of Alexco who receive a “collateral benefit” in connection with the Arrangement.

Certain of the directors and senior officers of the Company hold Alexco Options, Alexco RSUs and Alexco DSUs. If the Arrangement is completed, all Alexco Options, Alexco RSUs and Alexco DSUs will immediately and unconditionally vest, and such directors and senior officers holding Alexco Options, Alexco RSUs and Alexco DSUs are entitled Alexco Shares, as applicable, and to the Consideration for their Alexco Shares, at the Effective Time. In addition, Employment Agreements with certain senior officers provide that, if that senior officer’s employment is terminated within a specified period of time in connection with a “change of control” of the Company, the senior officer would be entitled to receive compensation. See “The Arrangement — Interests of Certain Persons in the Arrangement”. The accelerated vesting of Alexco Options, Alexco RSUs and Alexco DSUs and the compensation payable pursuant to the Employment Agreements may be considered to be “collateral benefits” received by the applicable directors and senior Officers of the Company for the purposes of MI 61-101. See “The Arrangement — Plan of Arrangement” and “The Arrangement — Interests of Certain Persons in the Arrangement —Employment Agreements and Compensation Bonus” in this Circular.

Each of Clynton Nauman, Brad Thrall, Michael Clark, Paul Jones, Wayne Zigarlick, Linda Broughton, Gordon Wong and Seymour Iles is a “related party” of Alexco by virtue of his or her role as a senior officer of Alexco and each of Rick Zimmer, Terry Krepiakevich, Rick Van Nieuwenhuyse, Elaine Sanders and Karen McMaster, by virtue of his or her role as a director (collectively, the “Alexco Officers and Directors”).

Following disclosure by management of the Company to the Special Committee of the number of Alexco Options, Alexco RSUs and Alexco DSUs held by the Alexco Officers and Directors and the total consideration that they are expected to receive pursuant to the Arrangement, the Special Committee has determined that, other than Clynton Nauman, Chairman and Chief Executive Officer of the Company, the executive officers and directors of the Company, and their associated entities, each beneficially own, or exercise control or direction over, less than 1% of the outstanding Alexco Shares. Accordingly, such directors and officers will not be considered to have received a “collateral benefit” under MI 61-101.

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In the case of Clynton Nauman, the Special Committee determined that he beneficially owns or exercises control or direction over more than 1% of the Alexco Shares (calculated in accordance with the provisions of MI 61-101) and, upon the completion of the Arrangement, will receive a change of control payment under the terms of the Employment Agreement (totaling approximately $1,386,640.51) which, together with the acceleration of 149,000 Alexco’s RSUs and 454,000 Alexco DSUs held by Mr. Nauman, represent a value that is greater than 5% of the value of the consideration Mr. Nauman will receive in connection with the Arrangement. Accordingly, the Special Committee, acting in good faith, determined that the benefit Mr. Nauman will receive as a result of the completion of the Arrangement constitutes a “collateral benefit” under MI 61-101, and any Alexco Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by Mr. Nauman must be excluded for purposes of determining whether minority approval of the Arrangement Resolution has been obtained. As of the Record Date, Mr. Nauman holds, or exercised control or direction over, directly or indirectly 4,380,369 Alexco Shares, 1,802,000 Alexco Options, 149,000 Alexco RSUs and 454,000 DSUs. As a result, a total of 4,380,369 Alexco Shares, 1,802,000 Alexco Options, 149,000 Alexco RSUs and 454,000 DSUs will be excluded from the “minority approval” vote conducted pursuant to MI 61-101.

To the knowledge of the directors and senior officers of Alexco, after reasonable enquiry, there have been no prior valuations (as defined in MI 61-101) prepared in respect of Alexco within the 24 months preceding the date of this Circular.

See “The Arrangement — Interests of Certain Persons in the Arrangement” in this Circular for detailed information regarding the benefits and other payments to be received by each of the directors and senior officers in connection with the Arrangement.

Effect and Details of the Arrangement

Plan of Arrangement

The following summarizes the steps which will occur under the Plan of Arrangement on the Effective Date, if all conditions to the completion of the Arrangement have been satisfied or waived. The following description of steps is qualified in its entirety by reference to the full text of the Plan of Arrangement, attached as Appendix B to this Circular:

Commencing at the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)	each Alexco In-The-Money Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall immediately and unconditionally vest, and shall, without any further action by or on behalf of any Alexco Optionholder, be deemed to be assigned and transferred by such Alexco Optionholder to Alexco for cancellation in exchange for the Option Consideration. The Alexco Shares comprising the Option Consideration will be issued to such Alexco Optionholder as fully paid and non-assessable shares in the capital of Alexco;

(b)	each Alexco Out-of-the-Money Option outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of any Alexco Optionholder, be cancelled without any payment in respect thereof;

(c)	(i) each Alexco Optionholder shall cease to be a holder of such Alexco Options, (ii) each such holder’s name shall be removed from each applicable register maintained by Alexco, and (iii) all agreements relating to the Alexco Options shall be terminated and shall be of no further force and effect;

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(d)	each Alexco DSU outstanding immediately prior to the Effective Time shall immediately and unconditionally vest, and shall, without any further action by or on behalf of the Alexco DSU Holder thereof, be deemed to be assigned and transferred by such Alexco DSU Holder to Alexco in exchange for, as determined by the Board in accordance with the Alexco DSU Plan, either a cash payment or the number of Alexco Shares equal to the number of Alexco Shares a holder is entitled to under each Alexco DSU. Any such Alexco Shares will be issued to such Alexco DSU Holder as fully paid and non-assessable shares in the capital of Alexco; provided that no share certificates shall be issued with respect to such shares;

(e)	(i) each Alexco DSU Holder shall cease to be a holder of such Alexco DSUs, (ii) each such holder’s name shall be removed from each applicable register maintained by Alexco, and (iii) all agreements relating to the Alexco DSUs shall be terminated and shall be of no further force and effect;

(f)	each Alexco RSU outstanding immediately prior to the Effective Time shall immediately and unconditionally vest, and shall, without any further action by or on behalf of the Alexco RSU Holder thereof, be deemed to be assigned and transferred by such Alexco RSU Holder to Alexco in exchange for the number of Alexco Shares equal to the number of Alexco Shares a holder is entitled to under each Alexco RSU less that number of Alexco Shares with a fair market value equal to the amount of required withholding tax rounded up to the nearest Alexco Share. The Alexco Shares will be issued to such Alexco RSU Holder as fully paid and non-assessable shares in the capital of Alexco; provided that no share certificates shall be issued with respect to such shares;

(g)	(i) each Alexco RSU Holder shall cease to be a holder of such Alexco RSUs, (ii) maintained by Alexco, and (iii) all agreements relating to the Alexco RSUs shall be terminated and shall be of no further force and effect;

(h)	each Dissenting Alexco Shareholder shall transfer to 108 all of the Dissent Shares held, without any further act or formality on its part, and in consideration therefor, 108 shall issue to the Dissenting Alexco Shareholder a debt- claim to be paid the aggregate fair market value of those Dissent Shares as determined pursuant to Section 5.1 of the Plan of Arrangement, and in respect of the Dissent Shares so transferred

(i)	the Dissenting Alexco Shareholder shall cease to be the holder thereof,

(ii)	the name of the Dissenting Alexco Shareholder shall be removed from the register maintained by or on behalf of Alexco in respect of the Alexco Shares,

(iii)	the Dissenting Alexco Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer thereof, and

(iv)	the name of 108 shall be added to the register maintained by or on behalf of Alexco in respect of the Alexco Shares as the holder thereof; and

(i)	each Alexco Shareholder shall transfer to 108 (free and clear of all Liens) each whole Alexco Share held (other than any Alexco Shares held by 108 immediately before the Effective Time or acquired by 108 from a Dissenting Alexco Shareholder, pursuant to item (h) above), including the Alexco Shares issued pursuant to item (d) or item (f) above in exchange for the Consideration for each Alexco Share held, and

(i)	the Alexco Shareholder shall cease to be the holder thereof,

(ii)	the name of the Alexco Shareholder shall be removed from the register maintained by or on behalf of Alexco in respect of the Alexco Shares,

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(iii)	the Alexco Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer thereof, and

(iv)	the name of 108 shall be added to the register maintained by or on behalf of Alexco in respect of the Alexco Shares as the holder thereof.

Effects of the Arrangement on Shareholders’ Rights

If the Arrangement Resolution is passed by the Required Securityholder Approval, the Final Order is obtained, the Regulatory Approvals are obtained, every other requirement of the BCBCA relating to the Arrangement is complied with and all other conditions disclosed below under “The Arrangement Agreement — Conditions to Closing” are satisfied or waived, the Arrangement will become effective on the Effective Date.

On completion of the Arrangement, Alexco will be a wholly-owned subsidiary of 108, and a subsidiary of Hecla.

Alexco Shareholders receiving Hecla Shares under the Arrangement will become shareholders of Hecla Parent. Hecla Parent is a corporation incorporated under the Delaware General Corporation Law. See Appendix J for a comparison of certain of these rights and obligations of Alexco Shareholders and Hecla Shareholders under British Columbia and Delaware law, respectively. This summary is not intended to be exhaustive and Alexco Shareholders are encouraged to consult with their legal advisors for greater detail with respect to these differences.

See “Appendix G – Information Concerning Hecla” and “Appendix H – Information Concerning Hecla Following the Arrangement” for information concerning Hecla, being the entity in which Alexco Shareholders will have an interest following the Arrangement.

Exchange of Alexco Securities

Procedure for Exchange of Alexco Securities

A Letter of Transmittal has been sent to Registered Alexco Shareholders and Alexco RSU Holders with this Circular. The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully by such Depositing Alexco Holders. Registered Alexco Shareholders (other than the Dissenting Alexco Shareholders, Hecla and any of its affiliates) and Alexco RSU Holders can obtain additional copies of the Letter of Transmittal by contacting the Depositary at Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 or by phone, toll-free in North America at +1 (800) 564-6253 or international at +1 (514) 982-7555, or by e-mail at corporateactions@computershare.com. The Letter of Transmittal is also available on the Company’s SEDAR profile at www.sedar.com. Alexco Shareholders whose Alexco Shares are registered in the name of an Intermediary will not be required to submit a Letter of Transmittal.

Following the Effective Time, each Alexco Shareholder (other than a Dissenting Alexco Shareholder, Hecla and any of its affiliates) and Alexco RSU Holder who has surrendered to the Depositary, certificates(s) or DRS Advice(s), as applicable, representing one or more outstanding Alexco Shares will be entitled to receive, and the Depositary will deliver to such Alexco Shareholder as soon as practical after following the Effective Time, certificate(s) or DRS Advice(s) representing the applicable number of Hecla Shares comprising the Consideration that such Depositing Alexco Holder is entitled to receive in accordance with the terms of the Arrangement. The Consideration will be registered in such name or names as directed in the Letter of Transmittal and will be either (i) sent to the address or addresses as such Alexco Shareholder directed in their Letter of Transmittal or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the Depositing Alexco Holder in the Letter of Transmittal.

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If the Arrangement is not completed, the Letter of Transmittal will be of no effect and the Depositary will return all share certificates or DRS Advices representing the Deposited Shares to the holders thereof as soon as practicable at the address specified in the Letter of Transmittal.

Depositing Alexco Holders are encouraged to deliver a properly completed and duly executed Letter of Transmittal together with the relevant share certificate(s) and DRS Advice(s) representing the Deposited Shares, as applicable, and any other required documents to the Depositary as soon as possible.

None of Alexco, 108 or the Depositary are liable for failure to notify Alexco Shareholders who make a deficient deposit with the Depositary.

108, acting reasonably, reserves the right to instruct the Depositary to waive or not to waive any and all defects or irregularities contained in any Letter of Transmittal or other document and any such waiver or non-waiver will be binding upon the affected Alexco Securityholders. The granting of a waiver to one or more Alexco Securityholders does not constitute a waiver for any other Alexco Securityholders. 108 reserves the right to demand strict compliance with the terms of the Letter of Transmittal and the Arrangement. The method used to deliver the Letter of Transmittal and any accompanying share certificate(s) or DRS Advice(s) representing the Deposited Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary.The Company recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefore be obtained or that registered mail be used and appropriate insurance be obtained.

The Depositary will receive reasonable and customary compensation from 108 for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liability under Securities Laws and expenses in connection therewith.

DRS Advices

Where Alexco Shares are evidenced only by a DRS Advice, there is no requirement to first obtain a certificate for those Alexco Shares or deposit with the Depositary any share certificate evidencing Alexco Shares. Only a properly completed and duly executed Letter of Transmittal accompanied by the applicable DRS Advice(s) is required to be delivered to the Depositary in order to surrender those Alexco Shares under the Arrangement.

Lost Share Certificates or DRS Advices

In the event any certificate which, immediately prior to the Effective Time, represented one or more outstanding Alexco Shares that are ultimately entitled to Consideration pursuant to the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the securities registers maintained by or on behalf of Alexco, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, provided the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery, give a bond satisfactory to 108 and the Depositary (acting reasonably) in such sum as 108 and the Depositary may direct, or otherwise indemnify 108 and the Depositary in a manner satisfactory to 108 and the Depositary, acting reasonably, against any claim that may be made against 108 or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

If a DRS Advice representing Alexco Shares has been lost, stolen or destroyed, the holder can request a copy of the DRS Advice by contacting Computershare by phone: toll-free in North America at +1 (800) 564-6253 or international at + 1 (514) 982-7555, with no bond indemnity required and such copy of the DRS Advice should be deposited with the Letter of Transmittal.

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Extinction of Rights

To the extent a former Alexco Shareholder shall not have surrendered Alexco Shares to the Depositary in the manner described in this Circular on or before the date that is six years after the Effective Date (the “Final Proscription Date”), then any certificates or DRS Advices, as applicable, formerly representing Alexco Shares shall (i) cease to represent a claim by, or interest of, any former Alexco Shareholder of Alexco Shares of any kind or nature against or in Alexco, Hecla Parent or 108 (or any successor to any of the foregoing) and (ii) be deemed to have been surrendered to (or as directed by) 108 and shall be cancelled.

Fractional Consideration

No fractional Hecla Shares shall be issued to Alexco Shareholders pursuant to the Plan of Arrangement. The total number of Hecla Shares to be issued to any Alexco Shareholder shall, without additional compensation, be rounded down to the nearest whole Hecla Share, in the event that an Alexco Shareholder is entitled to a fractional share.

Withholding Rights

108, Alexco and the Depositary (in this section, the “payor”), shall each be entitled to deduct and withhold from any Consideration or other amount payable (whether in cash or in kind) or otherwise deliverable to any holder or former holder of Alexco Securities such amounts as the payor may be required to deduct and withhold therefrom under any applicable law in respect of taxes. To the extent that any amounts are so deducted, withheld and remitted to the appropriate Governmental Entity when required by law, such amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the person to whom such amounts would otherwise have been paid. To the extent that the amount required to be deducted or withheld from any payment to any holder or former holder of Alexco Shares of the Consideration otherwise payable to such holder, 108, Alexco or the Depositary, as applicable, may sell or otherwise dispose of such portion of the Consideration or other amount otherwise payable to such holder or former holder in the form of Hecla Shares as is necessary to provide sufficient funds to enable the payor to comply with such deduction and/or withholding requirements.

Securityholder Approval of the Arrangement

At the Meeting, pursuant to the Interim Order, Alexco Securityholders will be asked to approve the Arrangement Resolution. The complete text of the Arrangement Resolution to be presented to the Meeting is set forth in Appendix A to this Circular. Each Alexco Securityholder as at the Record Date will be entitled to vote on the Arrangement Resolution. The Arrangement Resolution must be approved by at least 66⅔% of the votes cast by Alexco Shareholders present or represented by proxy at the Meeting; (ii) 66⅔% of the votes cast by Alexco Securityholders, voting together as a single class, present or represented by proxy at the Meeting; and (iii) a majority of the votes cast by Alexco Shareholders other than votes attached to Alexco Shares required to be excluded pursuant to MI 61-101.

The Arrangement Resolution must receive the Required Securityholder Approval in order for the Company to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the terms of the Final Order.

Court Approval of the Arrangement

Interim Order

The Arrangement requires approval by the Court under Section 291 of the BCBCA. Prior to the mailing of this Circular, the Company obtained the Interim Order attached as Appendix C to this Circular, authorizing and directing the Company to call, hold and conduct the Meeting, submit the Arrangement to Alexco Securityholders for approval, and other procedural matters, including, but not limited to: (a) the Required Securityholder Approval; (b) the Dissent Rights for Registered Alexco Shareholders; (c) the notice requirements with respect to the Court hearing of the application for the Final Order; (d) the ability of the Company to adjourn or postpone the Meeting from time to time in accordance with the terms of the Arrangement Agreement without the need for additional approval of the Court; and (e) the Record Date for the Alexco Securityholders entitled to notice of and to vote at the Meeting.

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Final Order

Subject to the terms of the Arrangement Agreement, following the approval of the Arrangement Resolution by Alexco Securityholders, the Company intends to make an application to the Court for the Final Order. The application for the Final Order is expected to take place on September 1, 2022 at the courthouse at 800 Smithe Street, Vancouver, British Columbia at 10:00 a.m. (Vancouver time) or as soon thereafter as counsel may be heard, or at any other date and time and by any other method as the Court may direct. Any Alexco Securityholder or other interested party who wishes to participate, appear, to be represented, and to present evidence or arguments at the hearing must file and serve a Response to Petition in the form prescribed by the Supreme Court Civil Rules (British Columbia) together with any evidence or materials that such party intends to present to the Court, on or before 4:00 p.m. (Vancouver time) on September 1, 2022. Service of such notice shall be effected by service upon the solicitors of the Company: Blake, Cassels & Graydon LLP, Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Attention: Alexandra Luchenko. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further direction of the Court, only those persons having previously served a Response to Petition in compliance with the Interim Order will be given notice of the new date. Participation in the Court hearing of the application for the Final Order, including who may participate and present evidence or argument and the procedure for doing so, is subject to the terms of the Interim Order and any subsequent direction of the Court.

The Court has broad discretion under the BCBCA when making orders with respect to plans of arrangement and the Court will consider at the hearing to obtain the Final Order, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any amendments to the Plan of Arrangement required by the Court, the Company and Hecla may determine not to proceed with the Arrangement.

The Court has been advised prior to the hearing of the application for the Final Order that the Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act, pursuant to Section 3(a)(10) thereof with respect to the issuance of the Hecla Shares to be issued to Alexco Shareholders in exchange for their Alexco Shares pursuant to the Arrangement. Consequently, if the Final Order is granted, the issuance of the Hecla Shares pursuant to the Arrangement will not require registration under the U.S. Securities Act. See “The Arrangement – Securities Law Matters – United States Securities Law Matters”.

For further information regarding the Court hearing and your rights in connection with the Court hearing, see the form of the Notice of Hearing of Petition attached as Appendix D to this Circular. The Notice of Hearing of Petition constitutes notice of the Court hearing of the application for the Final Order and is your only notice of the Court hearing.

Dissenting Alexco Shareholders’ Rights

Registered Alexco Shareholders who wish to dissent should take note that strict compliance with the Dissent Procedures is required.

The following is a summary of the provisions of the BCBCA relating to a Registered Alexco Shareholder’s Dissent Rights in respect of the Arrangement Resolution. It is not a comprehensive statement of such rights and procedures and is qualified in its entirety by the reference to the full text of Division 2 of Part 8 of the BCBCA (which is attached as Appendix J to this Circular), as modified by the Plan of Arrangement, the Interim Order (which are attached as Appendix B and Appendix C to this Circular, respectively) and any other order of the Court. The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

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The statutory provisions dealing with the right of dissent are technical and complex. Any Registered Alexco Shareholder who intends to exercise Dissent Rights must carefully consider and comply with the provisions of Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court and seek legal advice. Failure to comply strictly with the provisions of Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, Interim Order and any other order of the Court, and to adhere to the procedures established therein, may result in the loss of all rights thereunder.

Pursuant to the Interim Order, each Registered Alexco Shareholder as of the Record Date may exercise Dissent Rights in respect of the Arrangement under Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court. Registered Alexco Shareholders as of the Record Date who duly and validly exercise such Dissent Rights and who:

•	are ultimately entitled to be paid fair value for their Dissent Shares will be deemed to have transferred their Dissent Shares to Hecla as of the Effective Time, without any further act or formality and free and clear of all Liens, and shall be paid an amount equal to such fair value; or

•	for any reason are ultimately not entitled to be paid fair value for their Dissent Shares, will be deemed to have participated in the Arrangement on the same basis as a non-dissenting Alexco Shareholder and will receive the Consideration on the same basis as every other non-dissenting Alexco Shareholder.

But in no case will Alexco, 108, the Depositary or any other person be required to recognize such persons as holding Alexco Shares on or after the Effective Date, and the names of such Dissenting Alexco Shareholders will be deleted from the register of Alexco as of the Effective Time. Further, in no circumstance will Alexco, 108, or any other person be required to recognize a person exercising Dissent Rights unless such person is a registered holder of those Alexco Shares in respect of which such rights are sought to be exercised. For greater certainty, no Alexco Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution will be entitled to exercise Dissent Rights.

Persons who are Beneficial Alexco Shareholders who wish to dissent with respect to their Alexco Shares should be aware that only Registered Alexco Shareholders are entitled to dissent with respect to them. A Registered Alexco Shareholder such as an Intermediary who holds Alexco Shares as nominee for Beneficial Alexco Shareholders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such Beneficial Alexco Shareholders with respect to the Alexco Shares held for such Beneficial Alexco Shareholders. In such case, the Notice of Dissent (as defined below) should set forth the number of Alexco Shares it covers.

Pursuant to Section 238 of the BCBCA, every Registered Alexco Shareholder as of the Record Date who duly and validly dissents from the Arrangement Resolution in strict compliance with Division 2 of Part 8 of the BCBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court will be entitled to be paid by Hecla the fair value of the Alexco Shares held by such Dissenting Alexco Shareholder determined as at the point in time immediately before the passing of the Arrangement Resolution.

To exercise Dissent Rights, a Registered Alexco Shareholder as of the Record Date must dissent with respect to all Alexco Shares in which the holder owns either a registered or beneficial interest. A Registered Alexco Shareholder who wishes to dissent must deliver written notice of dissent (a “Notice of Dissent”) to Alexco Resource Corp., by mail c/o Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, BC V7X 1L3 attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com by no later than 5:00 p.m. (Vancouver time) on the date that is not later than the day that is at least two days (excluding Saturdays, Sundays and holidays in the Province of British Columbia) prior to the Meeting, and such Notice of Dissent must strictly comply with the requirements of Section 242 of the BCBCA. Any failure by an Alexco Shareholder to fully comply may result in the loss of that holder’s Dissent Rights. Beneficial Alexco Shareholders who wish to exercise Dissent Rights must arrange for the Registered Alexco Shareholder holding their Alexco Shares to deliver the Notice of Dissent.

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The delivery of a Notice of Dissent does not deprive a Dissenting Alexco Shareholder of the right to vote at the Meeting on the Arrangement Resolution; however, a Dissenting Alexco Shareholder is not entitled to exercise the Dissent Rights with respect to any of his or her Alexco Shares if the Dissenting Alexco Shareholder votes in favour of the Arrangement Resolution. A vote against the Arrangement Resolution, whether in person or by proxy, does not constitute a Notice of Dissent.

A Registered Alexco Shareholder that wishes to exercise Dissent Rights must prepare a separate Notice of Dissent for himself, herself, or itself if dissenting on his, her or its own behalf, and for each other person who beneficially owns Alexco Shares registered in the Dissenting Alexco Shareholder’s name and on whose behalf the Dissenting Alexco Shareholder is dissenting, and must dissent with respect to all of the Alexco Shares registered in his, her or its name beneficially owned by the Beneficial Alexco Shareholder on whose behalf he or she is dissenting. The Notice of Dissent must set out the number of Alexco Shares in respect of which the Notice of Dissent is to be sent (the “Notice Shares”) and:

•	if such Notice Shares constitute all of the Alexco Shares of which the holder is the registered and beneficial owner and the holder owns no other Alexco Shares beneficially, a statement to that effect;

•	if such Notice Shares constitute all of the Alexco Shares of which the holder is both the registered and beneficial owner, but the holder owns additional Alexco Shares beneficially, a statement to that effect and the names of the registered holders of Alexco Shares, the number of Alexco Shares held by each such holder and a statement that written notices of dissent are being or have been sent with respect to such other Alexco Shares; or

•	if the Dissent Rights are being exercised by a registered holder of Alexco Shares who is not the beneficial owner of such Alexco Shares, a statement to that effect and the name and address of the beneficial holder of the Alexco Shares and a statement that the registered holder is dissenting with respect to all Alexco Shares of the beneficial holder registered in such registered holder’s name.

It is a condition to Hecla’s obligation to complete the Arrangement that persons holding no more than 5% of the issued and outstanding Alexco Shares shall have validly exercised Dissent Rights (and not withdrawn such exercise). Each of the Locked-up Alexco Shareholders has agreed to waive his or her Dissent Rights as a holder of Alexco Shares.

If the Arrangement Resolution is approved by the Required Securityholder Approval and if Alexco notifies the Dissenting Alexco Shareholder of the Company’s intention to act upon the Arrangement Resolution, the Dissenting Alexco Shareholder, if he, she or it wishes to proceed with the dissent, is required, within one month after Alexco gives such notice, to send to Alexco the certificates (if any) representing the Notice Shares and a written statement that requires Alexco to purchase all of the Notice Shares (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by a Registered Alexco Shareholder on behalf of a Beneficial Alexco Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Alexco Shareholder becomes a Dissenting Alexco Shareholder, and is bound to sell, and 108 is bound to purchase, those Alexco Shares. Such Dissenting Alexco Shareholder may not vote or exercise or assert any rights of an Alexco Shareholder in respect of such Notice Shares, other than the rights set forth in Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court.

The Dissenting Alexco Shareholder and Alexco may agree on the payout value of the Notice Shares; otherwise, either party may apply to the Court to determine the fair value of the Notice Shares. There is no obligation on Alexco or 108 to make an application to the Court. After a determination of the payout value of the Notice Shares, Hecla must then promptly pay that amount to the Dissenting Alexco Shareholder. There can be no assurance that the amount a Dissenting Alexco Shareholder may receive as fair value for its Alexco Shares will be more than or equal to the Consideration under the Arrangement. It should be noted that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a transaction such as the Arrangement is not an opinion as to fair value under the BCBCA.

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In no circumstances will Alexco, 108, the Depositary or any other person be required to recognize a person as a dissenting Alexco Shareholder unless such person is the holder of the Alexco Shares in respect of which Dissent Rights are purported to be exercised immediately prior to the Effective Time; (i) if such person has voted or instructed a proxyholder to vote the Notice Shares in favour of the Arrangement Resolution; and (ii) unless such person has strictly complied with the procedures for exercising Dissent Rights set out in Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, Interim Order and Final Order, and does not withdraw such person’s Notice of Dissent prior to the effective time of the Arrangement.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Alexco Shareholder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the Notice of Dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, the Dissenting Alexco Shareholder votes in favour of the Arrangement Resolution, or the Dissenting Alexco Shareholder withdraws the Notice of Dissent with Alexco ‘s written consent. If any of these events occur, Alexco must return the share certificates representing the Alexco Shares to the Dissenting Alexco Shareholder and the Dissenting Alexco Shareholder regains the ability to vote and exercise its rights as an Alexco Shareholder.

If a Dissenting Alexco Shareholder fails to strictly comply with the requirements of the Dissent Rights set out in the Interim Order, it will lose its Dissent Rights, Alexco will return to the Dissenting Alexco Shareholder the certificates representing the Notice Shares that were delivered to Alexco, if any, and if the Arrangement is completed, that Dissenting Alexco Shareholder will be deemed to have participated in the Arrangement on the same terms as an Alexco Shareholder.

The discussion above is only a summary of the Dissent Rights, which are technical and complex. Any Alexco Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, Interim Order and Final Order. Persons who are beneficial holders of Alexco Shares registered in the name of an Intermediary such as a broker, custodian, nominee, other Intermediary, or in some other name, who wish to dissent should be aware that only the registered owner of such Alexco Shares is entitled to dissent.

Alexco suggests that any Alexco Shareholder wishing to avail themselves of the Dissent Rights seek their own legal advice as failure to comply strictly with the applicable provisions of the BCBCA, as modified by the Plan of Arrangement, Interim Order and any other order of the Court may result in the loss of all Dissent Rights. Dissenting Alexco Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive process.

For a general summary of certain income tax implications to a Dissenting Alexco Shareholder, see “Certain Canadian Federal Income Tax Considerations”.

Regulatory Approvals

Canadian Competition Approval

Part IX of the Competition Act requires that the Commissioner be notified by the parties of certain Notifiable Transactions that exceed the thresholds set out in Sections 109 and 110 of the said Act. Subject to certain limited exceptions, the parties to a Notifiable Transaction cannot complete the transaction until either (1) (i) they have submitted the information prescribed pursuant to Subsection 114(1) of the Competition Act to the Commissioner or the Commissioner has waived the obligation to provide such information pursuant to subsection 113(c) of the Competition Act and (ii) the applicable waiting period has expired or been terminated by the Commissioner, or until; (2) the Commissioner has provided an Advance Ruling Certificate pursuant to s.102(1) of the Competition Act. The waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information, provided that, before the expiry of this period, the Commissioner has not notified the parties that he requires additional information that is relevant to the Commissioner’s assessment of the transaction pursuant to Subsection 114(2) of the Competition Act (a “Supplementary Information Request”). In the event that the Commissioner issues a Supplementary Information Request to the parties, the parties cannot complete their transaction until 30 calendar days after substantial compliance with such Supplementary Information Request, provided that there is no order in effect prohibiting completion at the relevant time. A transaction may be completed before the end of the applicable waiting period if the Commissioner notifies the parties that he does not, at such time, intend to challenge the transaction by making an application under Section 92 of the Competition Act and thereby waives the applicable waiting period.

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The Commissioner may, upon application by a party to a proposed transaction, issue an Advance Ruling Certificate under section 102 of the Competition Act where he is satisfied that he would not have sufficient grounds on which to apply to the Competition Tribunal for an order under section 92 of the Competition Act. Where the Commissioner declines to issue an Advance Ruling Certificate, he may instead issue a ‘‘no-action’’ letter, which may be issued by the Commissioner in respect of a proposed transaction confirming that he does not, at that time, intend to make an application under section 92 of the Competition Act.

At any time before a ‘‘merger’’ (as such term is defined under the Competition Act) is completed, even where the Commissioner has been notified under Subsection 114(1) of the Competition Act and the applicable waiting period has expired (but provided no application has been made under Section 92 of the Competition Act), the Commissioner may apply to the Competition Tribunal for an interim order under Subsection 100(1) of the Competition Act prohibiting any person named in the application from doing any act or thing where it appears to the Competition Tribunal that such act or thing may constitute or be directed toward the completion or implementation of a proposed merger. The Competition Tribunal may issue such order for up to 30 calendar days where (a) the Commissioner has certified that an inquiry is being made under paragraph 10(1) (b) of the Competition Act and that, in his opinion, more time is required to complete the inquiry, and (b) the Competition Tribunal finds that, in the absence of an interim order, a party to the proposed merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the proposed merger on competition under Section 92 of the Competition Act because that action would be difficult to reverse. The duration of such interim order may be extended for an additional period of up to 30 calendar days where the Competition Tribunal finds, on application made by the Commissioner, that the Commissioner is unable to complete the inquiry within the period specified in the order because of circumstances beyond the control of the Commissioner.

Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under Section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that the Commissioner did not issue an Advance Ruling Certificate in respect of the merger, or, if the Commissioner did issue an Advance Ruling Certificate in respect of the merger, provided that (a) the merger was completed more than one year from when the Advance Ruling Certificate was issued or (b) the merger was completed within one year from when the Advance Ruling Certificate was issued and the grounds upon which the Commissioner intends to apply to the Competition Tribunal for a remedial order are not the same or substantially the same as the information on the basis of which the Advance Ruling Certificate was issued. Where the Commissioner has made an application under Section 92 of the Competition Act, the Commissioner may also seek any interim order that the Competition Tribunal considers appropriate, having regard to the principles ordinarily considered by superior courts when granting interlocutory or injunctive relief, under Section 104(1) of the Competition Act.

On application by the Commissioner under Section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen competition substantially in a particular market/markets, order that the parties to the merger may not proceed with all or with some part of the merger (and in addition to, or in lieu of such a partial order, may also make an order prohibiting the person against whom the order is being made from doing any act or thing the prohibition of which is deemed to be necessary to ensure that the merger or part thereof that is completed does not prevent or lessen competition substantially), or, if the merger has already been completed, order its dissolution or the disposition of some of the assets or shares involved in such merger; in addition to, or in lieu thereof, any such order, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal can order a person to take any other action. The Competition Tribunal cannot, however, issue a remedial order where it finds that the merger or proposed merger has brought or is likely to bring about gains in efficiency that will be greater than, and will offset, the effects of any prevention or lessening of competition that will result or is likely to result from the merger and that the gains in efficiency would not likely be attained if the order were made (as set out in Section 96 of the Competition Act).

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The transactions contemplated by the Arrangement are a Notifiable Transaction and also constitute a ‘‘merger’’ for the purposes of the Competition Act. Hecla and Alexco filed an ARC Request letter on July 18, 2022. The Commissioner designated the transaction as “non-complex” on July 22, 2022. Hecla and Alexco expect to obtain Competition Act Approval in early August subject to the discretion of the Commissioner.

Other Regulatory Approvals

Exchange Approval

Hecla Shares are listed on the NYSE and it is a condition of the Arrangement that Hecla Shares to be issued pursuant to the Arrangement are listed on the NYSE, subject only to the satisfaction of the customary listing conditions of the NYSE.

An application will be filed with the NYSE for the listing of the Hecla Shares.

Securities Law Matters

Canadian Securities Law Matters

Each Alexco Securityholder is urged to consult such Alexco Securityholder’s professional advisors to determine the conditions and restrictions applicable to trades in Hecla Shares under Canadian Securities Laws.

The Alexco Shares currently trade on the TSX and the NYSE American. After the Arrangement, Alexco will become a wholly-owned subsidiary of 108 and a subsidiary of Hecla Parent. It is expected that, following the completion of the Arrangement, the Alexco Shares will be delisted from the TSX and the NYSE American.

Alexco is a reporting issuer in British Columbia, Alberta, Ontario, Saskatchewan and Manitoba. Hecla expects to apply to the applicable Canadian securities regulators to have Alexco cease to be a reporting issuer following the completion of the Arrangement.

The Hecla Shares are currently listed for trading on the NYSE under the symbol “HL”. It is anticipated that, after the completion of the Arrangement, the Hecla Shares will continue to trade on the NYSE.

Hecla Parent is currently a reporting issuer in each of the provinces and territories in Canada and Hecla will continue its reporting issuer status in each of the provinces and territories in Canada upon completion of the Arrangement.

The Hecla Shares issued pursuant to the Arrangement will constitute distributions of securities which are exempt from the prospectus requirements under Canadian Securities Laws and, subject to the satisfaction of certain conditions, will not be subject to resale restrictions. Recipients of Hecla Shares are urged to obtain legal advice to ensure that the resale of such Hecla Shares complies with applicable Canadian Securities Laws.

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United States Securities Law Matters

The following discussion is a general overview of certain requirements of certain U.S. Securities Laws applicable to Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders. All holders of such securities are urged to obtain legal advice to ensure that their resale of Hecla Shares received in exchange for Alexco Shares (including Alexco Shares received by Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders in exchange for such securities) complies with applicable U.S. Securities Laws.

The Hecla Shares to be issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any applicable securities laws of any state of the United States and will be issued in reliance on the exemption afforded by section 3(a)(10) of the U.S. Securities Act and under any applicable Securities Laws of each state of the United States in which Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders reside. Section 3(a)(10) of the U.S. Securities Act exempts from registration the offer and sale of a security which is issued in specified exchange transactions where, among other things, the fairness of the terms and conditions of such exchange are approved by a court or authorized Governmental Entity after a hearing on the fairness of such terms and conditions, at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or Governmental Authority expressly authorized by law to grant such approval and to hold such a hearing. Accordingly, the Final Order, if granted by the Court, constitutes a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Hecla Shares issuable to Alexco Shareholders (including Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders that will become Alexco Shareholders as part of the Arrangement) in connection with the Arrangement.

The Hecla Shares to be issued under the Arrangement will not be subject to resale restrictions under the U.S. Securities Act, except that the U.S. Securities Act imposes restrictions on the resale of Hecla Shares received pursuant to the Arrangement by persons who are at the time of a resale, or who were within 90 days prior to the resale, ‘‘affiliates’’ (as defined in Rule 144(a)(1) under the U.S. Securities Act) of Hecla. As defined in Rule 144(a)(1) under the U.S. Securities Act, an ‘‘affiliate’’ of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Persons who are officers, directors or 10% or greater shareholders of an issuer are generally considered to be its ‘‘affiliates’’.

Alexco Shareholders who are affiliates (or, if applicable, former affiliates) of Hecla may not be able to resell the Hecla Shares that they receive pursuant to the Arrangement in the absence of registration under the U.S. Securities Act or reliance upon an exemption therefrom. In general, persons who are at the time of a resale, or who were within 90 days prior to the resale, affiliates of Hecla will be entitled to sell pursuant to Rule 144 under the U.S. Securities Act, during any three-month period, those Hecla Shares that they receive pursuant to the Arrangement, provided that the number of such securities sold does not exceed the greater of one percent of the then outstanding securities of such class or the average weekly trading volume of Hecla Shares on a United States securities exchange and/or reported through the automated quotation system of a U.S. registered securities association during the four calendar week period preceding the date of the sale, subject to specified restrictions on manner of sale requirements, aggregation rules, notice filing requirements and the availability of current public information about Hecla.

Any holder of Hecla Shares who is an affiliate (or, if applicable, former affiliate) of Hecla at the time of a proposed resale is urged to consult with its own legal advisor to ensure that any proposed resale of Hecla Shares issued to them pursuant to the Arrangement complies with applicable U.S. Securities Act requirements.

THE ARRANGEMENT AGREEMENT

The Arrangement will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. The following is a summary of the principal terms of the Arrangement Agreement and does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which is incorporated by reference herein and has been filed on Alexco’s SEDAR profile at www.sedar.com, and to the Plan of Arrangement, which is attached hereto as Appendix B. Capitalized terms used but not otherwise defined herein have the meanings set out in the Arrangement Agreement and the Plan of Arrangement.

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Assignment and Amendment Agreement

On July 25, 2022, in accordance with the assignment provisions of the Arrangement Agreement, Hecla Parent, 108 and Alexco entered into the Assignment and Amendment Agreement, pursuant to which Hecla Parent assigned certain of its rights, benefits, privileges, duties liabilities and obligations under the Arrangement Agreement to 108. In accordance with the Arrangement Agreement, however, and notwithstanding such assignment, Hecla Parent is jointly and severally liable, with 108, for all of its obligations under the Arrangement Agreement. Further, Hecla Parent is not relieved from any of the representations and warranties under the Arrangement Agreement, and as a result, the representations and warranties in the Arrangement Agreement continue to be those of Hecla Parent. Hecla Parent retains its right to the Termination Fee under the Arrangement Agreement.

As to the amendments to the Arrangement Agreement, consequential amendments were made to: (i) the Plan of Arrangement, which is attached as Schedule “A” to the Arrangement Agreement and as Appendix “B” to this Circular; and (ii) to the Arrangement Resolution which is attached as Schedule “B” to the Arrangement Agreement and as Appendix “A” to this Circular, in each case, to reflect the assignment of certain rights, benefits, privileges, duties, liabilities and obligations of the Hecla Parent under the Arrangement Agreement to 108. The amendments to the Arrangement Agreement and to the Plan of Arrangement and the Arrangement Resolution, do not affect the Consideration to which Alexco Securityholders are entitled under the Arrangement.

Representations and Warranties

The Arrangement Agreement contains certain customary representations and warranties of Alexco relating to: (a) the Board recommending the Alexco Securityholders to vote in favour of the Arrangement Resolution; (b) the opinions of financial advisors; (c) organization and qualifications; (d) authority relative to the Arrangement Agreement; (e) no violation and absence of defaults and conflicts; (f) capitalization; (g) absence of shareholder or similar agreements; (h) reporting issuer status and stock exchange compliance; (i) ownership of subsidiaries; (j) the Canadian Competition Approval; (k) required consents; (l) filings; (m) financial statements; (n) books and records; (o) absence of undisclosed liabilities; (p) absence of material adverse effect; (q) no dividends or distributions; (r) material contracts; (s) litigation; (t) taxes; (u) real and personal property; (v) operational matters; (w) mineral reserves and mineral resources; (x) current technical reports; (y) health and safety breaches; (z) protected cultural heritage sites; (aa) expropriation; (bb) permits; (cc) environmental matters; (dd) employment benefits; (ee) labour and employment matters; (ff) data privacy and security; (gg) intellectual property; (hh) compliance with laws; (ii) no winding up proceedings; (jj) no administration or receivership; (kk) no voluntary arrangement with creditors; (ll) no related party transactions; (mm) no registration rights of any Alexco Shareholder; (nn) absence of restrictions on business activities; (oo) no shareholder rights plan; (pp) relationship with suppliers; (qq) broker fees and expenses; (rr) insurance; (ss) compliance with corrupt practice legislation; (tt) compliance with anti-money laundering statutes; (uu) non-governmental organizations and community groups; (vv) Alexco being a “foreign private issuer” under the U.S. Exchange Act; (ww) Alexco not being registered or required to be registered as an “investment company” under the U.S. Investment Company Act of 1940; (xx) Alexco not owning any Hecla Shares or other securities of Hecla; and (yy) Alexco being a “foreign issuer” under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 with sales in the United States not exceeding US$101 million.

The Arrangement Agreement contains certain customary representations and warranties of Hecla Parent relating to: (a) organization and qualification; (b) authority relative to the Arrangement Agreement; (c) no violations and absence of defaults and conflicts; (d) capitalization; (e) absence of any shareholder and similar agreements; (f) reporting status and securities law matters; (g) required regulatory approvals; (h) required consents; (i) public filings; (j) financial statements; (k) books and records; (l) absence of undisclosed liabilities; (m) absence of Hecla Material Adverse Effect; (n) litigation; (o) technical reports; (p) expropriation; (q) permits; (r) environmental matters; (s) compliance with laws; (t) no winding up; (u) no administration and receivership; (v) no voluntary arrangement, etc.; (w) issuance of Hecla Shares; (x) insurance; (y) compliance with corrupt practices legislation; (z) compliance with anti-money laundering; (aa) non-governmental organizations and community groups; and (bb) Hecla is a “WTO investor” within the meaning under the Investment Canada Act.

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Conditions to Closing

Mutual Conditions

The completion of the transactions contemplated by the Arrangement Agreement are subject to the fulfilment, on or before the Effective Time, of a number of conditions including the mutual conditions precedent as follows:

(i)	the Required Securityholder Approval shall have been obtained in accordance with the Interim Order;

(ii)	the Interim Order and the Final Order shall have been obtained in accordance with the Arrangement Agreement;

(iii)	no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Order or Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

(iv)	the Hecla Shares to be issued pursuant to the Arrangement (i) shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and exemptions from applicable Securities Laws of any state of the United States, (ii) shall be freely transferable under applicable U.S. Securities Laws and shall not be “restricted securities” within the meaning of Rule 144 of the U.S. Securities Act (other than as applicable to persons who are, have been within 90 days of the Effective Time, or, at the Effective Time become, “affiliates” of Hecla, as such term is defined in Rule 144 under the U.S. Securities Act), and (iii) shall be registered to the extent required by Section 12(b) of the U.S. Exchange Act;

(v)	obtaining the Canadian Competition Approval; and

(vi)	the distribution of the Hecla Shares pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws by virtue of applicable exemptions under Securities Laws and there shall be no resale restrictions on such Hecla Shares under applicable Securities Laws, except in respect of those holders who are subject to restrictions on resale as a result of being a “control person” under applicable Securities Laws.

Purchaser Conditions

In addition to the mutual conditions precedent, the transactions contemplated by the Arrangement Agreement are also subject to additional conditions precedent in favour of 108, including that:

(i)	(a) certain of the representations and warranties made by Alexco shall be true and correct in all material respects as of the Effective Time as if made as at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date); (b) certain representations and warranties of Alexco with respect to capitalization in the Arrangement Agreement shall be true and correct in all respects as of the date of the Arrangement Agreement (except for de minimis inaccuracies); (c) other representations and warranties made by Alexco in the Arrangement Agreement shall be true and correct in all respects (disregarding any materiality or “Alexco Material Adverse Effect” qualification) as of the Effective Time as if made at and as of such time (except to the extent such representations and warranties speak as of another date, the accuracy of which shall be determined as of such other date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not have an Alexco Material Adverse Effect; and (d) Alexco shall have provided to 108 a certificate of two senior officers of Alexco (on behalf of Alexco and without personal liability) certifying the foregoing on the Effective Date;

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(ii)	Alexco shall have complied in all material respects with its covenants in the Arrangement Agreement, and Alexco shall have provided to 108 a certificate of two senior officers of Alexco (on behalf of Alexco and without personal liability) certifying the foregoing on the Effective Date;

(iii)	since the date of the Arrangement Agreement, there shall not have occurred any Alexco Material Adverse Effect;

(iv)	there shall be no action or proceeding taken by a Governmental Entity that is reasonably likely to: (a) enjoin or prohibit 108’s ability to acquire, hold, or exercise full rights of ownership over, any Alexco Shares, including the right to vote Alexco Shares, or (b) or if the Arrangement is consummated, have an Alexco Material Adverse Effect; and

(v)	Dissent Rights shall not have been validly exercised by holders of more than 5% of the Alexco Shares.

Company Conditions

In addition to the mutual conditions precedent, the transactions contemplated by the Arrangement Agreement are also subject to additional conditions precedent in favour of Alexco, including that:

(i)	(a) certain of the representations and warranties made by Hecla shall be true and correct in all material respects as of the Effective Time as if made as at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date); (b) certain representations and warranties of Hecla with respect to capitalization in the Arrangement Agreement shall be true and correct in all respects as of the date of the Effective Time as if made as at and as of such time (except for de minimis inaccuracies); and (c) all other representations and warranties made by Hecla in the Arrangement Agreement shall be true and correct in all respects (disregarding any materiality or “Hecla Material Adverse Effect” qualification) as of the Effective Time as if made at and as of such time (except to the extent such representations and warranties speak as of another date, the accuracy of which shall be determined as of such other date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not have a Hecla Material Adverse Effect, and (d) 108 shall have provided to Alexco a certificate of two senior officers of 108 (on behalf of 108 and without personal liability) certifying the foregoing on the Effective Date;

(ii)	108 shall have complied in all material respects with its covenants in the Arrangement Agreement, and 108 shall have provided to Alexco a certificate of two senior officers of 108 (on behalf of 108 and without personal liability) certifying the foregoing on the Effective Date;

(iii)	no Hecla Material Adverse Effect having occurred to Hecla since the date of the Arrangement Agreement;

(iv)	108 shall have, on or immediately prior to the Effective Date and in any event prior to the closing of the Arrangement, ensured that the Depositary has been provided with Hecla Shares in escrow (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) to satisfy the aggregate Consideration payable to the Alexco Shareholders pursuant to the Arrangement; and

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(v)	108 shall have delivered evidence to Alexco of the conditional approval of the listing and posting for trading on the NYSE of the Hecla Shares to be issued as Consideration pursuant to the Plan of Arrangement.

Covenants

General

In the Arrangement Agreement, each of Alexco and 108 has agreed to certain covenants, including customary covenants relating to the operation of their respective businesses in the ordinary course, to use commercially reasonable efforts to satisfy the conditions precedent to their respective obligations under the Arrangement Agreement and the Plan of Arrangement (to the extent the same is within its influence or control to take), and to obtain the requisite regulatory approvals set out in the Arrangement Agreement.

Mutual Covenants

Each Party has provided customary, mutual covenants that during the interim period between the signing of the Arrangement Agreement and the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms (the “Interim Period”), they and their subsidiaries will each, among other things:

(i)	use commercially reasonable efforts to satisfy the conditions precedent to their respective obligations under the Arrangement Agreement, to the extent the same is within their control, and to take all other action and to do all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement;

(ii)	refrain from taking any action which is inconsistent with the Arrangement Agreement or which would reasonably be expected to, materially impede or delay the consummation of the Arrangement;

(iii)	use commercially reasonable efforts to: (a) defend all lawsuits or other proceedings against themselves or any of their subsidiaries challenging or affecting the Arrangement; (b) appeal, overturn or have lifted or rescinded any injunction, restraining order or other order relating to themselves which may materially adversely affect the ability of the Parties to consummate the Arrangement; and (c) appeal, overturn or otherwise have lifted any law that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Alexco or 108 from consummating the Arrangement; and

(iv)	carry out the terms of the Interim Order and Final Order applicable to themselves and use commercially reasonable efforts to comply promptly with all requirements which applicable laws may impose on them with respect to the transactions contemplated in the Arrangement Agreement.

Both Alexco and 108 shall carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on it or its subsidiaries or affiliates and shall promptly notify the other party of: (i) any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its Representatives); (ii) any material communication from any Governmental Entity in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its Representatives); and (iii) any litigation threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that is related to the Arrangement.

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Regulatory Approvals

In furtherance of their undertakings to use commercially reasonable efforts to obtain the Regulatory Approvals as promptly as practical:

(i)	(i) 108 shall prepare and file with the Commissioner a request for an Advance Ruling Certificate or, in the alternative, a No Action Letter and a waiver under paragraph 113(c) of the Competition Act within 10 Business Days after the date of the Arrangement Agreement and Alexco shall provide such assistance as may be reasonably requested in connection with the preparation of such filing; (ii) if Alexco and 108 mutually agree, each shall prepare and file notifications under Part IX of the Competition Act with the Commissioner with respect to the transactions contemplated by the Arrangement Agreement; and (iii) each of Alexco and 108 shall provide to each Governmental Entity all such information as may be requested by any Governmental Entity in connection with the Canadian Competition Approval.

(ii)	108 shall pay all filing fees (including any Taxes thereon) in respect of any filing made to any Governmental Entity in respect any Regulatory Approvals.

(iii)	Each Party has also undertaken to cooperate with one another and shall provide such assistance as any other Party may reasonably request in connection with obtaining the Regulatory Approvals. In particular: (i) no Party shall extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Entity to not consummate the transactions contemplated by the Arrangement Agreement, except upon the prior written consent of the other Party; (ii) the Parties shall exchange drafts of all submissions, material correspondence, filings, presentations, applications, plans, consent agreements and other material documents made or submitted to or filed with any Governmental Entity in respect of the transactions contemplated by the Arrangement Agreement, will consider in good faith any suggestions made by the other Party and its counsel and will provide the other Party and its counsel with final copies of all such submissions, material correspondence, filings, presentations, applications, plans, consent agreements and other material documents, and all pre-existing business records or other documents, submitted to or filed with any Governmental Entity in respect of the transactions contemplated by the Arrangement Agreement; (iii) each Party will keep the other Party and their respective counsel fully apprised of all substantive written (including email) and oral communications and all meetings with any Governmental Entity and their staff in respect of the Regulatory Approvals, and will not participate in such material communications or meetings without giving the other Party and their respective counsel the opportunity to participate therein.

(iv)	The Parties shall not enter into any transaction, investment, agreement, arrangement or joint venture or take any other action, the effect of which would reasonably be expected to make obtaining the Regulatory Approvals materially more difficult or challenging, or reasonably be expected to materially delay the obtaining of the Regulatory Approvals.

(v)	Each Party shall use its commercially reasonable efforts to ensure that the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and exemptions from applicable Securities Laws of any state of the United States are available for the issuance of Hecla Shares pursuant to the Plan of Arrangement.

In addition to the mutual covenants in respect of the Interim Period, each Party has provided their own set of customary covenants regarding the conduct of their respective businesses during the Interim Period, including (but not limited to) those described below.

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Alexco Interim Covenants Regarding the Conduct of its Business

The Arrangement includes a covenant by Alexco in favour of 108 that, during the Interim Period, except (i) as expressly permitted or required by the Arrangement Agreement or the Plan of Arrangement; (ii) as expressly set forth in the Alexco Disclosure Letter; or (iii) with the prior written consent of 108, such consent not to be unreasonably withheld, conditioned or delayed, Alexco shall and shall cause each of its subsidiaries to, among other things:

(i)	conduct their respective businesses only in, and not take any action except in, the ordinary course of business;

(ii)	refrain from undertaking any development or exploration related activities unless otherwise consulted with and agreed to in advance by 108 and Alexco, such agreement not to be unreasonably withheld, delayed or conditioned;

(iii)	fully cooperate and consult through meetings with 108, as 108 may reasonably request, to allow 108 to monitor, and provide input with respect to the direction and control of, any activities relating to development of Alexco and its subsidiaries’ projects or any exploration of any properties; or

(iv)	provide 108 and its legal counsel with a reasonable opportunity to review and comment on any proposed public disclosure of exploration results and any other scientific and technical information prior to such disclosure, and give due and reasonable consideration to any comments made by 108 and its legal counsel.

Without limiting the generality of the foregoing, the Arrangement includes a further covenant by Alexco in favour of 108 that, during the Interim Period, except (i) as expressly permitted or required by the Arrangement Agreement or the Plan of Arrangement; (ii) as expressly set forth in the Alexco Disclosure Letter; (iii) as required by applicable Law; or (iv) with the prior written consent of 108, such consent not to be unreasonably withheld, conditioned or delayed, Alexco shall not and shall cause each of its subsidiaries not to, among other things:

(i)	declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of any shares in the capital of Alexco owned by any person or the securities of any of its subsidiaries, other than any dividends payable by a subsidiary to Alexco or any wholly-owned subsidiary of Alexco;

(ii)	issue, grant, award, deliver, sell, pledge, dispose of or otherwise encumber, or agree to issue, grant, award, deliver, sell, pledge, dispose of or otherwise encumber any Alexco Shares or other equity or voting interests or any options or any options, warrants, calls, appreciation rights, convertible securities or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Alexco Shares or other equity or voting interests or other securities of Alexco or any of its subsidiaries (including, for certainty, any Alexco Options, Alexco DSUs and Alexco RSUs), other than pursuant to the valid exercise or vesting of Alexco Options, Alexco DSUs and Alexco RSUs outstanding on the date of the Arrangement Agreement in accordance with their terms, and pursuant to the Private Placement;

(iii)	sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Alexco or any of its subsidiaries, including for these purposes mineral product from any Alexco Concessions or Alexco Lands;

(iv)	acquire (by merger, amalgamation, consolidation, acquisition of shares or assets or otherwise) or agree (in one transaction or in a series of related transactions) to acquire, directly or indirectly, any person securities, interests or business of any person, or make any investment or agree to make an investment, directly or indirectly (in one transaction or in a series of related transactions), either by the purchase of securities of, or contributions of capital to, any other person (other than wholly-owned subsidiaries as of the date of the Arrangement Agreement);

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(v)	acquire or agree to acquire, directly or indirectly, any assets or properties of any person other than in the ordinary course of business as currently conducted as of the date of the Arrangement Agreement;

(vi)	incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for the obligations of any other person or make any loans, capital contributions, investments or advances, other than the Hecla Secured Loan;

(vii)	hire any person earning an annualized base salary or wage greater than $50,000 (or its equivalent) or terminate, except for cause, the employment of any person earning an annualized base salary or wage greater than $50,000 (or its equivalent);

(viii)	settle, pay, discharge, satisfy, compromise, waive, assign or release: (A) any material action, claim, liability or proceeding; (B) any claims, liabilities or obligations in an amount in excess of $50,000 (whether individually or in the aggregate), except claims, liabilities or obligations reflected or reserved against in the Alexco Financial Statements; or (C) any material rights, claims or benefits of Alexco or any of its subsidiaries;

(ix)	enter into or extend any agreement or arrangement that provides for: (A) any limitation or restriction on the ability of Alexco or any of its subsidiaries or, following the Effective Time, the ability of any of Alexco’s affiliates, to engage in any type of activity or business, (B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Alexco or any of its subsidiaries or, following the Effective Time, all or any portion of the business of any of Alexco’s affiliates, is or would be conducted, or (C) any limitation or restriction on the ability of Alexco or any of its subsidiaries or, following the Effective Time, the ability of any of Alexco’s affiliates, to solicit suppliers, customers, employees, contractors or consultants;

(x)	other than as is necessary to comply with applicable Laws, any written employment contract in effect on the date of the Arrangement Agreement and disclosed in the Alexco Data Room Information, the Alexco Long Term Incentive Plan or Alexco Benefit Plans, engage in any transaction with any related parties;

(xi)	(A) enter into any agreement that if entered into prior to the date of the Arrangement Agreement, would be an Alexco Material Contract; (B) modify, amend in any material respect, transfer or terminate any Alexco Material Contract, or waive, release or assign any material rights or claims thereto or thereunder; or (C) fail to enforce any breach or threatened breach of any Alexco Material Contract;

(xii)	incur, or commit to, capital expenditures in excess of the amounts set out in the Arrangement Agreement; or

(xiii)	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Alexco to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement.

Hecla Interim Covenants Regarding the Conduct of its Business

With respect to Hecla, except as expressly permitted or required by the Arrangement Agreement or the Plan of Arrangement or as required by applicable law, or with the prior consent of Alexco, Hecla shall and shall cause each of its subsidiaries to conduct its business in the ordinary course and in accordance with Law, and Hecla shall use commercially reasonable efforts to maintain and preserve intact its and its subsidiaries’ business organization, assets, properties, employees, goodwill and business relationships; and Hecla shall not and shall cause each of its subsidiaries not to: (i) amend its organizational or constating documents in any manner that would adversely affect the value of the Consideration; (ii) split, combine, or reclassify Hecla Shares; (iii) reorganize, amalgamate or merge Hecla, or, to the extent prejudicial to the Arrangement or to Alexco, any subsidiary of Hecla; (iv) adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Hecla; or; (v) authorize, agree or resolve to do any of the foregoing.

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Non-Solicitation and Right to Match

Under the Arrangement Agreement, Alexco has agreed to certain non-solicitation covenants, including (but not limited to) the following:

(i)	Alexco shall, and shall cause its subsidiaries and Representatives to immediately cease any existing solicitation, encouragement, discussions, negotiations or other activities commenced prior to the date of the Arrangement Agreement with any person (other than 108 and its subsidiaries or affiliates) conducted by Alexco or any of its subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to constitute or lead to, an Acquisition Proposal.

(ii)	Except as otherwise expressly permitted by the exclusivity and non-solicitation provisions of the Arrangement Agreement, Alexco shall not and shall cause its subsidiaries not to, directly or indirectly, through any of its Representatives:

(A)	solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Alexco or any of its subsidiaries) any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal;

(B)	enter into, engage in, continue or otherwise participate in any discussions or negotiations with any person (other than 108 and its subsidiaries or affiliates) in respect of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal; provided that Alexco shall be permitted to communicate with any person who has made an Acquisition Proposal (i) for the purpose of clarifying the terms and conditions of such Acquisition Proposal and (ii) that the Board has determined that such Acquisition Proposal does not constitute, or is not reasonably expected to result in, a Superior Proposal;

(C)	make an Alexco Change in Recommendation; or

(D)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or understanding relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to the exclusivity and non-solicitation provisions of the Arrangement Agreement),

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provided, however, that if at any time following the date of the Arrangement Agreement and prior to the Required Securityholder Approval having been obtained, Alexco receives an unsolicited bona fide written Acquisition Proposal, Alexco shall promptly orally notify 108, and then in writing within 24 hours, of such Acquisition Proposal, inquiry, proposal, offer or request, including the identity of the person making such Acquisition Proposal, inquiry, proposal, offer or request and the material terms and conditions thereof and copies of all written documents, correspondence or other material received in respect thereof and may (A) engage in or participate in discussions or negotiations with such person regarding such Acquisition Proposal, and (B) provide copies of, access to or disclosure of information, properties, facilities, books or records of Alexco or its subsidiaries, if and only if:

(A)	the Board determines, in good faith after consultation with its outside financial and legal advisors, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(B)	such person is not restricted from making an Acquisition Proposal pursuant to an existing standstill, confidentiality, non-disclosure, business purpose, use or similar restriction with Alexco or any of its subsidiaries;

(C)	Alexco has been, and continues to be, in compliance with its obligations under the exclusivity and non-solicitation provisions of the Arrangement Agreement in all material respects; and

(D)	prior to providing any such copies, access or disclosures, Alexco enters into a confidentiality and standstill agreement with such person, or confirms it has previously entered into such an agreement which remains in effect, in either case on terms that are not less favourable in the aggregate to Alexco than the Confidentiality Agreement and which does not contain a restriction on the ability of Alexco to disclose information to Hecla relating to the agreement or the status of material developments and negotiations with respect to such Acquisition Proposal with such person and any such copies, access or disclosure provided to such person shall have already been (or simultaneously be) provided to 108.

(iii)	If Alexco receives an Acquisition Proposal that constitutes a Superior Proposal prior to the Required Securityholder Approval having been obtained, the Board may make an Alexco Change in Recommendation in response to such Superior Proposal and/or cause Alexco to terminate the Arrangement Agreement and concurrently may enter into a definitive agreement with respect to such Superior Proposal (other than a confidentiality agreement permitted by the item (ii) above), if and only if:

(A)	the person making such Superior Proposal is not restricted from making an Acquisition Proposal pursuant to an existing standstill, confidentiality, non-disclosure, business purpose, use or similar restriction;

(B)	Alexco has been and continues to be in compliance with its obligations under the exclusivity and non-solicitation obligations under the Arrangement Agreement in all material respects;

(C)	Alexco or its Representatives have delivered to Hecla the information required by the Arrangement Agreement with respect to such Acquisition Proposal, as well as a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to make an Alexco Change in Recommendation and/or terminate the Arrangement Agreement to concurrently enter into an Alexco Proposed Agreement with respect to such Superior Proposal, as applicable, together with a written notice from the Board regarding the value that the Board, in consultation with the Alexco Financial Advisor, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal;

(D)	in the case the Board is exercising its rights with respect to terminating the Arrangement Agreement to concurrently enter into an Alexco Proposed Agreement, Alexco or its Representatives have provided Hecla a copy of Alexco Proposed Agreement and all supporting materials, including any financing documents with customary redactions supplied to Alexco in connection therewith;

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(E)	five Business Days shall have elapsed from the date on which Hecla has received Superior Proposal Notice and all required documentation;

(F)	during any Hecla Response Period, 108 has had the opportunity (but not the obligation) to offer to amend the Arrangement Agreement and the Plan of Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(G)	after the Hecla Response Period, the Board (A) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by 108) and (B) has determined in good faith, after consultation with its outside legal counsel, that the failure by the Board to make an Alexco Change in Recommendation and/or to cause Alexco to terminate the Arrangement Agreement to enter into Alexco Proposed Agreement, as applicable, would be inconsistent with its fiduciary duties; and

(H)	in the case the Board is exercising its rights with respect to terminating the Arrangement Agreement to concurrently enter into an Alexco Proposed Agreement, prior to or concurrently with terminating the Arrangement Agreement, Alexco enters into such Alexco Proposed Agreement and concurrently pays to Hecla the amounts required to be paid pursuant to the Arrangement Agreement.

(iv)	Each successive amendment or modification to any Acquisition Proposal or Alexco Proposed Agreement that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by Alexco Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of the Arrangement Agreement, and 108 shall be afforded a new five Business Day Hecla Response Period from the date on which 108 has received the notice and all documentation required in relation thereto with respect to the new Superior Proposal from Alexco.

(v)	The Board shall promptly reaffirm the Alexco Board Recommendation by press release after the Board determines that any Acquisition Proposal that is publicly announced is not a Superior Proposal or the Board determines that a proposed amendment to the terms of the Arrangement Agreement as would result in an Acquisition Proposal that has been previously announced no longer being a Superior Proposal, and the Arrangement Agreement has been so amended. Alexco shall provide 108 and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by 108 and its counsel.

(vi)	In circumstances where Alexco provides 108 with notice of a Superior Proposal and all documentation required in relation thereto on a date that is less than seven Business Days prior to the scheduled date of the Meeting, Alexco may either proceed with or postpone the Meeting to a date that is not more than 10 Business Days after the scheduled date of such Meeting, and shall postpone the Meeting to a date that is not more than 10 Business Days after the scheduled date of such the Meeting if so directed by 108.

(vii)	Nothing contained in the Arrangement Agreement shall prohibit the Board (acting in good faith and upon advice of its outside legal and financial advisors) from making any disclosure to Alexco Shareholders as required by applicable Laws, including complying with section 2.17 of Multilateral Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal; provided, however, that neither Alexco nor the Board shall be permitted to recommend that the Alexco Shareholders tender any securities in connection with any take-over bid that is an Acquisition Proposal or effect an Alexco Change in Recommendation with respect thereto, except as permitted by the non-solicitation and exclusivity provisions in the Arrangement Agreement.

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Termination of Arrangement Agreement

The Arrangement Agreement may be terminated at any time prior to the Effective Time by the mutual written agreement of Alexco and 108. The Arrangement Agreement may also be terminate prior to the Effective Time by either Alexco or 108 if: (a) the Effective Time has not occurred on or before the Outside Date, provided that the Arrangement Agreement may not be terminated in such instance by a Party whose failure to fulfill its covenants or agreements or whose breach of any of its representations and warranties under the Arrangement Agreement has been the cause of or resulted in the failure of the Effective Time to occur by such Outside Date; (b) if the consummation of the Arrangement is made illegal or otherwise prohibited by a final and non-appealable law or order, provided that the Party seeking to terminate the Arrangement Agreement has complied in all material respects with its covenants under the Arrangement Agreement to appeal or overturn such law or order; or (c) if the Required Securityholder Approval has not been obtained in accordance with the Interim Order, provided that the Arrangement Agreement may not be terminated in such instance by a Party if the failure to obtain the Required Securityholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement.

Alexco Termination Rights

Alexco can terminate the Arrangement Agreement if (i) prior to obtaining the Required Securityholder Approval, the Board authorizes Alexco to enter into a binding written agreement relating to a Superior Proposal; (ii) any of the conditions precedent set forth under “The Arrangement Agreement – Conditions to Closing – Mutual Conditions” and “The Arrangement Agreement – Conditions to Closing – Company Conditions” is not satisfied, and such condition is incapable of being satisfied by the Outside Date; (iii) a breach of any representation or warranty by Hecla Parent or failure to perform any covenant or agreement on the part of 108 set forth in the Arrangement Agreement shall have occurred that would cause the conditions set forth in “The Arrangement Agreement – Conditions to Closing – Mutual Conditions” and “The Arrangement Agreement – Conditions to Closing – Company Conditions” not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Alexco is not then in breach of the Arrangement Agreement so as to cause any of the conditions set forth in “The Arrangement Agreement – Conditions to Closing – Mutual Conditions” or “The Arrangement Agreement – Conditions to Closing – Purchaser Conditions” not to be satisfied; or (iv) there has occurred a Hecla Material Adverse Effect.

Hecla Termination Rights

108 may terminate the Arrangement Agreement if (i) prior to the Effective Time, there is an Alexco Change in Recommendation; (ii) Alexco has not satisfied “The Arrangement Agreement – Conditions to Closing – Mutual Conditions” or “The Arrangement Agreement – Conditions to Closing – Purchaser Conditions” and such condition is incapable of being satisfied by the Outside Date; (iii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Alexco set forth in the Arrangement Agreement shall have occurred that would cause the conditions set forth in “The Arrangement Agreement – Conditions to Closing – Mutual Conditions” or “The Arrangement Agreement – Conditions to Closing – Purchaser Conditions” not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that 108 is not then in breach of the Arrangement Agreement so as to cause any of the conditions set forth in “The Arrangement Agreement – Conditions to Closing – Mutual Conditions” or “The Arrangement Agreement – Conditions to Closing – Company Conditions” not to be satisfied; (iv) Alexco willfully or materially breaches any of the non-solicitation and exclusivity provisions in the Arrangement Agreement; or (v) there has occurred an Alexco Material Adverse Effect.

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Termination Payment

The Arrangement Agreement contains a Termination Fee equal to US$10,000,000 payable by Alexco to Hecla in certain circumstances in connection with the termination of the Arrangement Agreement. The Termination Fee is payable if (i) Hecla terminates the Arrangement Agreement due to an Alexco Change in Recommendation or a wilful or material breach of the Company’s exclusivity and non-solicitation obligations contained in the Arrangement Agreement; (ii) Alexco terminates the Arrangement Agreement due to a Superior Proposal; (iii) (A) the Arrangement Agreement is terminated by any Party due to the Effective Time having not occurred before the Outside Date or the Required Securityholder Approval having not been obtained or (B) by Hecla due to a negligent, willful or fraudulent breach by Alexco of its representations, warranties or covenants in the Arrangement Agreement or (C) by Hecla, if Alexco willfully or materially breaches any of the non-solicitation and exclusivity provisions in the Arrangement Agreement, but only if, prior to the termination of the Arrangement Agreement, an Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Alexco shall have been made or publicly announced by any person (other than Hecla or any of its affiliates) and has not expired or been withdrawn prior to the Meeting; and: (X) within 12 months following the date of such termination Alexco enters into a definitive agreement in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to above) and such Acquisition Proposal is later consummated (whether or not within such 12 month period); or (Y) within 12 months following the date of such termination an Acquisition Proposal is consummated (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to above), except that a reference to “20%” therein shall be deemed to be a reference to “50%”. Any Termination Fee is intended to be proceeds to Hecla for the disposition of its contractual right to acquire Alexco Securities under the Arrangement Agreement.

Amendments

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting, but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order, the Final Order and applicable law, without limitation (i) change the time for performance of any of the obligations or acts of the Parties; (ii) waive any inaccuracies or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant thereto; (iii) waive compliance with or modify any of the covenants contained in the Arrangement Agreement; (iv) waive or modify performance of any of the obligations of the Parties; and/or (v) waive compliance with or modify any mutual conditions precedent contained in the Arrangement Agreement. See “The Arrangement Agreement – Assignment and Amendment Agreement”.

Expenses

Except as expressly otherwise provided in the Arrangement Agreement, all fees, costs and expenses incurred in connection with the Arrangement Agreement and the Arrangement shall be paid by the Party incurring such fees, costs or expenses.

BRIDGE LOAN

The following is a summary of the principal terms of the Bridge Loan (as defined below) and does not purport to be complete and is qualified in its entirety by reference to the Bridge Loan Agreement (as defined below).

Concurrently with the execution of the Arrangement Agreement, Hecla agreed to provide Alexco a US$30 million aggregate principal amount secured loan (the “Bridge Loan”) made pursuant to a secured loan agreement between Hecla and Alexco dated July 4, 2022, as amended on July 16, 2022 (the “Bridge Loan Agreement”). The Bridge Loan is required to provide Alexco with immediate working capital to continue development work at the Keno Hill Project and is not conditional upon the completion of the Arrangement.

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Initial Advance

A portion of the Bridge Loan was drawn and the remainder will be available on a revolving basis, and the use of proceeds will be for agreed upon working capital and capital expenditures purposes according to a plan jointly approved by Alexco and Hecla. The initial advance was in the amount of US$20,000,000 and was advanced upon the satisfaction of certain conditions on July 19, 2022, which included, amongst other things, receipt of conditional approval by the TSX and the NYSE American of the issuance and listing of the maximum number of Alexco Shares then issuable by Alexco to Hecla pursuant to the exercise of the Conversion Right (as described below).

Interest

The outstanding principal amount of the Bridge Loan (the “Principal Amount”) will accrue interest at 10% per annum, compounded monthly. In the event of a default, an interest rate of 15% per annum, compounded monthly, will apply.

Conversion Right

Pursuant to the Bridge Loan Agreement, if the Arrangement Agreement is terminated, Hecla may convert the Principal Amount into Alexco Shares at a price of US$0.40 per Alexco Share (the “Principal Conversion Price”) and all accrued interest on the Principal Amount to the date of payment may be converted into Alexco Shares at a price equal to the 5-day VWAP of the Alexco Shares immediately preceding the conversion date (the “Interest Conversion Price”), subject to the Conversion Limit (as defined below).

Conversion Limit

Hecla may not convert any portion of the Principal Amount nor any interest, except to the extent that: (i) the Principal Conversion Price, or the Interest Conversion Price, as applicable, and the issuance of Alexco Shares upon the conversion of such portion of the Principal Amount plus all accrued interest thereon to the date of payment, plus any applicable prepayment penalty, an amount which is equal to 10% of the outstanding Principal Amount at the applicable time (the “Prepayment Penalty”), has been conditionally approved by the TSX, the NYSE American or such other stock exchange on which the Alexco Shares are then listed, subject only to customary closing conditions; and (ii) the conversion of such portion of the Principal Amount plus all accrued interest thereon to the date of payment, plus any applicable Prepayment Penalty, into Alexco Shares would not result in Hecla and its affiliates owning, or exercising direction or control over 21,488,634 Alexco Shares or 19.9% or more of the issued and outstanding Alexco Shares, assuming the exercise, exchange or conversion of any securities exercisable or exchangeable for, or convertible into, Alexco Shares owned, directed or controlled by Hecla and its affiliates (the “Conversion Limit”). If the exercise of the Conversion Right would result in Hecla and its affiliates owning, or exercising direction or control over, Alexco Shares in excess of the Conversion Limit, Alexco Shares will only be issued to Hecla up to the Conversion Limit and the applicable balance of the repayment amount will be payable by Alexco to Hecla in cash as and when the Principal Amount is due and owing.

PRIVATE PLACEMENT

The following is a summary of the terms of the Private Placement (as defined below).

Shortly after the execution of the Arrangement Agreement, 108, as an affiliate of Hecla, subscribed for 8,984,100 Alexco Shares at a subscription price of C$0.50 per Alexco Share for aggregate gross proceeds of C$4,492,050 (the “Private Placement”). The Private Placement will allow Alexco to fund its operations on the Keno Hill Project through to the completion of the Plan of Arrangement. Completion of the Private Placement occurred on July 19, 2022.

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RISK FACTORS

In evaluating the Arrangement, Alexco Securityholders should carefully consider the following risk factors relating to the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement. Additional risks and uncertainties, including those currently unknown or considered immaterial by Alexco, may also adversely affect the trading price of the Alexco Shares, the Hecla Shares and/or the businesses of Alexco and Hecla following the Arrangement. In addition to the risk factors relating to the Arrangement set out below, Alexco Securityholders should also carefully consider the risk factors associated with the businesses of Alexco and Hecla under the headings “Information Concerning Hecla Following the Arrangement” and “Information Concerning Hecla” in this Circular and in the documents incorporated by reference herein. If any of the risk factors materialize, the expectations, and the predictions based on them, may need to be re-evaluated. These risk factors should be considered in conjunction with the other information included in this Information Circular, including the documents incorporated by reference herein and the documents filed by Alexco and Hecla pursuant to applicable securities laws from time to time.

Risks Related to the Arrangement

The Arrangement may not be completed on the terms or timeline currently contemplated or at all. Failure to complete the Arrangement could negatively impact Hecla’s share price and future business and financial results.

The completion of the transactions contemplated by the Arrangement Agreement is subject to certain conditions, including (1) approval and adoption by Alexco Securityholders, (2) approval by the Supreme Court of British Columbia and receipt of certain other regulatory approvals, (3) the absence of certain legal impediments and (4) other customary closing conditions. There can be no assurance the Arrangement will be consummated on the terms or timeline currently contemplated, or at all. We have expended and will continue to expend a significant amount of time and resources on the Arrangement, and a failure to consummate the Arrangement as currently contemplated, or at all, could have a material adverse effect on Hecla and Alexco’s businesses and results of operations.

If the Arrangement is not completed, Hecla’s ongoing business may be adversely affected and Hecla will be subject to several risks, including the following:

•	having to pay substantial other costs and expenses relating to the proposed transaction, such as legal, accounting, financial advisor, filing, printing and mailing fees and integration costs that have already been incurred and will continue to be incurred until closing;

•	the focus of Hecla’s management on the Arrangement instead of on pursuing other opportunities that could be beneficial; and

•	the market price of Hecla Shares could decline to the extent that the current market price reflects a market assumption that the Arrangement will be completed;

in each case, without realizing any of the anticipated benefits of having the Arrangement completed. In addition, if the Arrangement is not completed, Hecla may experience negative reactions from the financial markets and from Hecla’s employees and other stakeholders. Hecla could also be subject to litigation related to any failure to complete the Arrangement or to perform Hecla’s obligations under the Arrangement Agreement. If the Arrangement is not completed, Hecla cannot assure Hecla shareholders that these risks will not materialize and will not materially affect Hecla’s business, financial results and share price.

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The completion of the Arrangement is subject to conditions precedent

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of Alexco’s or Hecla’s control, including receipt of the Final Order, receipt of the Required Securityholder Approval, and receipt of the Canadian Competition Approval. A delay in obtaining satisfactory approvals could have an adverse effect on the business, financial condition or results of operations of Alexco or Hecla or could result in the termination of the Arrangement Agreement.

In addition, the completion of the Arrangement is conditional on, among other things, no Alexco Material Adverse Effect or Hecla Material Adverse Effect having occurred, or having been disclosed to the public (if previously undisclosed to public) in respect of the other Party.

There can be no certainty, nor can Alexco or Hecla provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, or if satisfied or waived, when they will be satisfied or waived and, accordingly, the Arrangement may not be completed. If the Arrangement is not completed, the market price of Alexco Shares and/or Hecla Shares may be adversely affected. Moreover, the dedication of substantial resources of Alexco to the completion thereof could have a negative effect on Alexco’s current business relationships and on Alexco’s business, results of operations or prospects. Each Party’s obligation to complete the Arrangement is also subject to the accuracy of the representations and warranties of the other Party (subject to certain qualifications and exceptions) and the performance in all material respects of the other Party’s covenants under the Arrangement Agreement. As a result of these conditions, the Parties cannot provide assurance that the Arrangement will be completed on the terms or timeline contemplated in the Arrangement Agreement, or at all.

The Required Securityholder Approval may not be obtained.

There can be no certainty, nor can Alexco provide any assurance, that the Required Securityholder Approval of the Arrangement Resolution will be obtained. The Arrangement is subject to, among other approvals, the approval of (i) at least 66% of the votes cast on the Arrangement Resolution by the Alexco Shareholders present in person or represented by proxy at the Meeting; (ii) at least 66% of the votes cast on the Arrangement Resolution by the Alexco Securityholders present in person or represented by proxy at the Meeting, voting together as a single class; and (iii) a majority of the votes cast by Alexco Shareholders other than votes attached to Alexco Shares required to be excluded pursuant to MI 61-101. If such approval is not obtained and the Arrangement is not completed, it could have a material adverse effect on the business, operating results or prospects of Alexco.

Alexco Shareholders have the right to exercise certain dissent rights and demand payment of the fair value of their Alexco Shares in cash in connection with the Arrangement in accordance with the BCBCA. If there are a significant number of Dissenting Alexco Shareholders, a substantial cash payment may be required to be made to such Dissenting Alexco Shareholders that could have an adverse effect on Hecla’s financial condition and cash resources if the Arrangement is completed. It is a condition to completion of the Arrangement that holders of less than 5% of the outstanding Alexco Shares have exercised Dissent Rights in respect of the Arrangement, which condition may be waived by Hecla, in its sole discretion.

The Regulatory Approvals may not be obtained or, if obtained, may not be obtained on a favourable basis or in a timely manner

To complete the Arrangement, each of Alexco and Hecla must make certain filings with and obtain certain consents and approvals from governmental and regulatory authorities. The Regulatory Approvals have not been obtained yet. The regulatory approval processes may take a lengthy period of time to complete, which could delay completion of the Arrangement. If obtained, the Regulatory Approvals may be conditioned, with the conditions imposed by the applicable Governmental Entity not being acceptable to either Alexco or Hecla, or, if acceptable, not being on terms that are favourable to the Combined Company. There can be no assurance as to the outcome of the regulatory approval processes, including the undertakings and conditions that may be required for approval or whether the Regulatory Approvals will be obtained. If not obtained, or if obtained on terms that are not satisfactory to either Alexco or Hecla, the Arrangement may not be completed.

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Governmental Entities or others could take action under antitrust or competition laws, including seeking to prevent the Arrangement from occurring, to rescind or dissolve the Arrangement or to conditionally approve the Arrangement upon the divestiture of assets of Alexco or Hecla or other remedies. There can be no assurance that a challenge to the Arrangement on antitrust or competition law grounds will not be made, or if a challenge is made, whether or not it will be successful. The requirement to take certain actions or to agree to certain conditions to satisfy such antitrust requirements or obtain any such antitrust approvals may have a material and adverse effect on the business and affairs of the combined company or the trading price of the Hecla Shares after completion of the Arrangement.

The Arrangement Agreement may be terminated in certain circumstances

Hecla has the right, in certain circumstances, in addition to termination rights relating to the failure to satisfy the conditions of closing, to terminate the Arrangement. Accordingly, there can be no certainty, nor can Hecla provide any assurance that the Arrangement will not be terminated by Hecla prior to the completion of the Arrangement. In addition, if the Arrangement is not completed by the Outside Date, Hecla may terminate the Arrangement Agreement. The Arrangement Agreement also includes termination amounts payable if the Arrangement Agreement is terminated in certain circumstances. Additionally, any termination will result in the failure to realize the expected benefits of the Arrangement in respect of the operations and business of Alexco.

If the Arrangement Agreement is terminated, there is no assurance that the Board will be able to find a party willing to pay an equivalent or greater price than the Consideration to be paid pursuant to the terms of the Arrangement Agreement.

The completion of the Arrangement is uncertain and Alexco will incur costs even if the Arrangement is not completed and may have to pay the Termination Fee

As the Arrangement is dependent upon receipt, among other things, of the Canadian Competition Approval and satisfaction of certain other conditions, its completion is uncertain. If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of Alexco’s resources to the completion thereof could have a negative impact on Alexco’s relationships with its stakeholders and could have a material adverse effect on the current and future operations, financial condition and prospects of Alexco.

In addition, certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Alexco and Hecla even if the Arrangement is not completed. Alexco and Hecla are each liable for their own costs incurred in connection with the Arrangement. If the Arrangement is not completed, Alexco may be required to pay Hecla the Termination Fee. See “The Arrangement Agreement – Termination of Arrangement Agreement” in this Circular.

The Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire Alexco

Under the Arrangement Agreement, Alexco would be required to pay a Termination Fee of US$10,000,000 if the Arrangement Agreement is terminated in certain circumstances. This Termination Fee may discourage other parties from attempting to acquire Alexco Shares or otherwise making an Acquisition Proposal to Alexco, even if those parties would otherwise be willing to offer greater value to Alexco Securityholders than that offered by Hecla under the Arrangement.

Possible Failure to Realize Anticipated Benefits of the Arrangement

Alexco and Hecla are proposing to complete the Arrangement to create the opportunity to realize certain anticipated benefits including, among other things, those set forth in this Information Circular under the headings “The Arrangement – Reasons for the Arrangement”. The Arrangement is subject to normal commercial risks that such transaction may not be completed on the terms negotiated or at all. Achieving the benefits of the Arrangement depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Combined Company’s ability to realize the anticipated growth opportunities and synergies from integrating the respective businesses of Alexco and Hecla following completion of the Arrangement. The mining industry is inherently speculative, involving risks and uncertainties regarding the geology and geophysics of exploration and production. Any inability of management to successfully integrate the operations could have a material adverse effect on the business, financial condition and results of operations of the Combined Company.

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It is possible that the integration process could result in the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with customers, suppliers, employees or to achieve the anticipated benefits of the Arrangement.

The Alexco properties and any others Hecla may acquire may not produce as expected and may not generate additional reserves, and may come with liabilities beyond those known at the time of the Arrangement.

The properties of Alexco that Hecla acquires in the Arrangement, if consummated, may not produce as expected, may not generate reserves beyond those known at the time of the Arrangement, may be in an unexpected condition and Hecla may be subject to increased costs and liabilities, including environmental liabilities. Although Hecla reviews properties prior to transactions in a manner consistent with industry practices, such reviews are not capable of identifying all potential adverse conditions. Generally, it is not feasible to review in depth every individual property involved in each transaction. Even a detailed review of records and properties may not necessarily reveal existing or potential problems or permit a buyer to become sufficiently familiar with the properties to fully assess their condition, any deficiencies, and development potential.

Restrictions from pursuing business opportunities

Alexco is also subject to customary non-solicitation provisions under the Arrangement Agreement, pursuant to which, Alexco is restricted from soliciting, initiating or knowingly encouraging any Acquisition Proposal, among other things. The Arrangement Agreement also restricts Alexco from taking specified actions until the Arrangement is completed without the consent of Hecla. These restrictions may prevent Alexco from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

Directors and officers of Alexco have interests in the Arrangement that may be different from those of Alexco Shareholders generally

In considering the recommendation of the Board with respect to the Arrangement, Alexco Shareholders should be aware that certain members of Alexco’s senior management and the Board have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. See “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular.

The foregoing risks or other risks arising in connection with the failure of the Arrangement, including the diversion of management attention from conducting the business of Alexco, may have a material adverse effect on Alexco’s business operations, financial condition, financial results and share price.

Hecla and Alexco may be the targets of legal claims, securities class action, derivative lawsuits and other claims

Hecla and Alexco may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Hecla or Alexco seeking to restrain the Arrangement or seeking monetary compensation or other redress. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

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Uncertainties associated with the Arrangement may cause a loss of management personnel and other key employees of Alexco which could adversely affect the future business and operations of the combined company following the acquisition.

Hecla and Alexco are dependent on the experience and industry knowledge of their officers, other key employees and hourly employees at the mine sites to execute their business plans and conduct operations. The Combined Company’s success after the Arrangement will depend in part upon its ability to retain key management personnel and other key employees of Alexco, as well as hourly employees. Current and prospective employees of Alexco may experience uncertainty about their future roles with the combined company following the Arrangement, which may materially adversely affect the ability of Alexco to attract and retain key personnel during the pendency of the acquisition. Accordingly, no assurance can be given that the Combined Company will be able to retain key management personnel, other key employees or hourly employees of Alexco. Losses of such personnel could adversely affect the business and operations of Hecla after the Arrangement is complete.

Potential Undisclosed Liabilities Associated with the Arrangement

In connection with the Arrangement, there may be liabilities that Alexco or Hecla failed to discover or were unable to quantify in their respective due diligence, which was conducted prior to the execution of the Arrangement Agreement. It is possible that Alexco or Hecla may not be indemnified for some or all of such undisclosed liabilities.

Alexco Securityholders will no longer hold an interest in the Company following the Arrangement.

Following the Arrangement, Alexco Securityholders will no longer hold any of the Alexco Securities and Alexco Securityholders will forego any future increase in value that might result from future growth and the potential achievement of the Company’s long-term plans.

Risks Related to the Sale of Shares for Consideration

The exchange ratio is fixed and will not be adjusted in the event of any change in either Hecla or Alexco’s share price.

Upon the closing of the Arrangement, each Alexco Share (other than shares already owned by Hecla) will be converted into the right to receive 0.116 of a Hecla Share. This exchange ratio was fixed in the Arrangement Agreement and will not be adjusted for changes in the market price of either Hecla Shares or Alexco Shares. Changes in the price of Hecla Shares prior to the acquisition will affect the market value that Alexco Shareholders will receive on the date of the Arrangement. Share price changes may result from a variety of factors (many of which are beyond the control of Hecla or Alexco), including, without limitation, the following:

•	changes in Hecla or Alexco’s businesses, operations, performance and prospects;

•	changes in market assessments of the business, operations and prospects of Hecla or Alexco;

•	investor behavior and strategies, including market assessments of the likelihood that the Arrangement will be completed;

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•	interest rates, metals prices, general market and economic conditions and other factors generally affecting the price of Hecla and Alexco’s common shares; and

•	federal, state, provincial and local legislation, governmental regulation and legal developments in the businesses in which Hecla and Alexco operate.

The price of Hecla Shares at the closing of the Arrangement may vary from its price on the date the Arrangement Agreement was executed, on the date of this Circular and on the date of the Meeting. As a result, the market value represented by the exchange ratio will also vary.

The issue of Hecla Shares under the Arrangement and their subsequent sale may cause the market price of Hecla Shares to decline from current or anticipated levels

The market value of the Hecla Shares at the Effective Time may vary significantly from the market value of the Hecla Shares immediately prior to the announcement of the Arrangement and at the date of this Circular. If the market value of Hecla Shares declines, the value of the Consideration received by Alexco Securityholders will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Hecla, Alexco and the Combined Company, regulatory considerations, general market and economic conditions, and other factors over which neither Alexco nor Hecla has control.

Trading Access

The Alexco Shares are currently listed on the TSX and NYSE American. Following completion of the Arrangement, it is anticipated that the Alexco Shares will be delisted from the TSX and NYSE American. Although Hecla has applied to list the Hecla Shares issuable pursuant to the Arrangement on the NYSE and following completion of the Arrangement, there can be no assurance that such listing will occur in a timely manner or at all.

Tax issues

Alexco Securityholders should consider Tax implications arising from the transactions and should seek independent advice from their own Tax and legal advisors prior to voting in respect of the Arrangement. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

The market price of the Alexco Shares and Hecla Shares may be materially adversely affected in certain circumstances

If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of Alexco Shares may be materially adversely affected and decline to the extent that the current market price of the Alexco Shares reflects a market assumption that the Arrangement will be completed, whether or not Alexco is required to pay a Termination Fee to Hecla. Depending on the reasons for terminating the Arrangement Agreement, Alexco’s business, financial condition or results of operations could also be subject to various material adverse consequences, including as a result of paying the Termination Fee, as applicable in connection to the Arrangement.

The outstanding Hecla Shares will increase as a result of the Arrangement and the Wheaton Stream Agreement, and the price of Hecla Shares could be affected

Hecla has entered into an agreement with Wheaton to terminate Wheaton’s silver streaming interest at Alexco’s Keno Hill property in exchange for US$135 million of Hecla Shares, conditional upon completion of the Arrangement. As a result, if the Arrangement is completed, it will result, together with the Stream Termination Agreement, in the issuance of Hecla Shares that is expected to represent approximately 9.73% of outstanding Hecla Shares following completion of the Arrangement and Stream Termination Agreement. This increase in the number of outstanding Hecla Share could have a negative effect on Hecla’s share price.

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The Hecla Shares issued in connection with the Arrangement may have a market value different than expected

Because the Consideration will not be adjusted to reflect any changes in the market value of Hecla Shares, the market values of the Hecla Shares and the Alexco Shares at the Effective Time may vary significantly from the values at the date of this Circular. If the market price of Hecla Shares declines, the value of the consideration received by Alexco Shareholders for Alexco Shares will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Hecla, market assessments of the likelihood that the Arrangement will be consummated, regulatory considerations, general market and economic conditions, changes in the prices of metals and other factors, including those factors over which neither Alexco nor Hecla has control.

Future Dividends on Hecla Shares

There can be no assurance as to future dividend payments by Hecla on the Hecla Shares and the level thereof, including the anticipated increase (subject to approval of the board of directors of the combined company) following completion of the Arrangement, as Hecla’s dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, operating cash flow generated by Hecla and its subsidiaries, financial requirements for Hecla’s operations, the execution of its growth strategy and the satisfaction of solvency tests imposed by the BCBCA for the declaration and payment of dividends.

Risks Related to Alexco

Continuing risks faced by Alexco if Arrangement not completed.

If the Arrangement is not approved by Alexco Securityholders or if the Arrangement is not completed for any other reason, it is expected that management will operate Alexco in a manner similar to that in which it is being operated today and Alexco Securityholders will continue to be subject to the same risks to which they are currently subject. Such risk factors are set forth and described in Alexco’s annual information form, annual financial statements and management’s discussion and analysis for the year ended December 31, 2021. As of June 30, 2022, the cash position of Alexco was approximately $8.9 million with negative working capital of approximately $6.3 million. There is a risk in proceeding with Alexco’s current business plan in light of the Company’s current financial position and the overhang on future profitability due to the Wheaton Stream Agreement.

The Arrangement may divert the attention of Alexco’s management

The Arrangement could cause the attention of the Alexco’s management to be diverted from the day-to-day operations of Alexco. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of Alexco.

Completion of the Arrangement is subject to the condition that an Alexco Material Adverse Effect has not occurred

The completion of the Arrangement is subject to the condition that, among other things, there shall not have occurred an Alexco Material Adverse Effect on or prior to the date of the Arrangement Agreement which is continuing as at the Effective Date and since the date of the Arrangement Agreement, there has not occurred an Alexco or Hecla Material Adverse Effect. Although an Alexco Material Adverse Effect excludes certain events, including events in some cases that are beyond the control of Alexco, there can be no assurance that an Alexco Material Adverse Effect will not occur prior to the Effective Time. If such an Alexco Material Adverse Effect occurs and Hecla does not waive same, the Arrangement would not proceed. See “The Arrangement Agreement - Conditions to Closing”.

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Failure to complete the Arrangement could negatively impact Alexco’s future business, operations and the price of Alexco Shares.

If the Arrangement is not completed for any reason, the market price for the Alexco Shares may decline if, for any reason, the Arrangement Agreement is terminated, whether or not Alexco is required to pay a Termination Fee to Hecla. In addition, Alexco’s clients and strategic partners, in response to the announcement of the Arrangement, may delay or defer decisions concerning Alexco. Any delay or deferral in those decisions by clients and/or strategic partners could have a material adverse effect on the business and operations of Alexco if the transaction is not completed. Similarly, current and prospective Alexco employees and registered Representatives may experience uncertainty about future roles with Alexco and this may adversely affect Alexco’s ability to attract or retain key management, sales, marketing and registered personnel in the event the Arrangement is not completed. See also the risks above under the heading “The Arrangement Agreement – Risks Associated with the Arrangement – Continuing risks faced by Alexco if Arrangement not completed”.

INFORMATION CONCERNING THE COMPANY

Information regarding Alexco is contained in Appendix F to this Circular.

INFORMATION CONCERNING HECLA

Information regarding Hecla is contained in Appendix G to this Circular. The information concerning Hecla contained in this Circular has been provided by Hecla for inclusion in this Circular. Although the Company has no knowledge that any statement contained herein taken from, or based on, such information provided by Hecla is untrue or incomplete, the Company assumes no responsibility for the accuracy of such information or for any failure by Hecla to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company.

INFORMATION CONCERNING HECLA FOLLOWING THE ARRANGEMENT

On completion of the Arrangement, Hecla will continue to be a corporation incorporated under the laws of Delaware. On the Effective Date, 108 will own all of the Alexco Shares and Alexco will be a wholly-owned subsidiary of 108 and a subsidiary of Hecla.

For further information regarding the Combined Company after the completion of the Arrangement please see Appendix H – Information Concerning Hecla Following the Arrangement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to an Alexco Shareholder who, for purposes of the Tax Act, holds Alexco Shares and will hold any Hecla Shares acquired pursuant to the Arrangement, as capital property, deals at arm’s length with each of Alexco and Hecla and is not affiliated with Alexco or Hecla and who disposes of Alexco Shares pursuant to the Arrangement.

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Alexco Shares and any Hecla Shares generally will be considered capital property to an Alexco Shareholder for purposes of the Tax Act unless the Alexco Shareholder holds such Alexco Shares or Hecla Shares, as applicable, in the course of carrying on a business or the Alexco Shareholder has acquired or holds them in a transaction or transactions considered to be an adventure or concern in the nature of trade. In circumstances where Alexco Shares may not otherwise constitute capital property to a particular holder who is resident in Canada for purposes of the Tax Act, such holder may be entitled to elect that Alexco Shares be deemed to be capital property by making an irrevocable election under subsection 39(4) of the Tax Act to deem every “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in each subsequent taxation year to be capital property. Alexco Shareholders contemplating such an election should first consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Tax Regulations”) in force on the date hereof, and counsel’s understanding of the current published administrative policies of the CRA. The summary takes into account all specific proposals to amend the Tax Act and the Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all Tax Proposals will be enacted in the form proposed. However, there is no certainty that the Tax Proposals will be enacted in the form currently proposed, if at all. The summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or other changes in administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may materially differ from Canadian federal income tax legislation or considerations.

This summary assumes that Hecla has not and will not be resident or deemed to be resident in Canada for purposes of the Tax Act.

This summary does not apply to Alexco Shareholders which are “financial institutions” for the purposes of the mark-to-market rules in the Tax Act, “specified financial institutions” or an interest in which would be a “tax shelter” or a “tax shelter investment” each as defined in the Tax Act. This summary also does not apply to an Alexco Shareholder that has made a functional currency reporting election pursuant to the Tax Act or that has entered into or will enter into a “derivative forward agreement”, “synthetic disposition arrangement” or “dividend rental arrangement” with respect to their Alexco Shares or Hecla Shares. Moreover, this summary does not address the tax considerations to (i) Alexco Shareholders to whom Hecla would be a “foreign affiliate” for the purposes of the Tax Act or (ii) Alexco Shareholders who acquired their Alexco Shares on the exercise of an employee stock option or other incentive plan. Such Alexco Shareholders should consult their own tax advisors.

This summary also does not apply to Alexco Optionholders, Alexco RSU Holders or Alexco DSU Holders.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Alexco Shareholder. Accordingly, Alexco Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Alexco Shares, or Hecla Shares, including interest, dividends, adjusted cost base and proceeds of disposition must be converted into Canadian dollars based on the relevant exchange rate on the applicable date (as determined in accordance with the Tax Act) of the related acquisition, disposition or recognition of income.

Residents of Canada

This part of the summary is applicable only to Alexco Shareholders, who, for the purposes of the Tax Act and at all relevant times, are resident, or deemed to be resident, in Canada (“Resident Shareholders”).

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Disposition of Alexco Shares for the Consideration

A Resident Shareholder whose Alexco Shares are disposed of for the Consideration pursuant to the Arrangement will be considered to have disposed of those Alexco Shares for proceeds of disposition equal to the aggregate fair market value, as at the time of the disposition, of the Consideration so acquired by the Resident Shareholder. As a result, the Resident Shareholder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Shareholder’s Alexco Shares immediately before the exchange. See “Taxation of Capital Gains and Losses” below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

The cost to the Resident Shareholder of the Hecla Shares acquired pursuant to the Arrangement will equal the fair market value of such Hecla Shares as at the time of the exchange. If the Resident Shareholder separately owns other Hecla Shares as capital property at that time, the adjusted cost base of all Hecla Shares owned by the Resident Shareholder as capital property immediately after the exchange will be determined by averaging the cost of the Hecla Shares acquired on the exchange with the adjusted cost base of those other Hecla Shares.

Dividends on Hecla Shares

A Resident Shareholder will be required to include in computing such Resident Shareholder’s income for a taxation year the amount of any dividends including amounts deducted for foreign withholding tax, if any, received on the Hecla Shares. Dividends received on Hecla Shares by a Resident Shareholder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations. A Resident Shareholder that is a corporation will be required to include dividends received on Hecla Shares in computing its income and will not be entitled to deduct the amount of such dividends in computing its taxable income.

To the extent that foreign withholding tax is payable by a Resident Shareholder in respect of any dividends received on Hecla Shares, the Resident Shareholder may be eligible for a foreign tax credit or deduction under the Tax Act to the extent and under the circumstances described in the Tax Act. Resident Shareholders should consult their own tax advisors regarding the availability of a foreign tax credit or deduction in their particular circumstances.

Disposition of Hecla Shares

A disposition or deemed disposition of Hecla Shares by a Resident Shareholder (including on a purchase of Hecla Shares for cancellation by the company) will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Shareholder of their Hecla Shares immediately before the disposition. See “Taxation of Capital Gains and Losses” below.

Taxation of Capital Gains and Losses

Generally, a Resident Shareholder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Shareholder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Shareholder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years to the extent and under the circumstances specified in the Tax Act.

Foreign tax, if any, levied on any gain realized on a disposition of the Hecla Shares may be eligible for a foreign tax credit or deduction under the Tax Act to the extent and under the circumstances described in the Tax Act. Resident Shareholders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction, having regard to their own particular circumstances.

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A Resident Shareholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be required to pay an additional refundable tax on certain investment income, which includes taxable capital gains. Tax Proposals announced on April 17, 2022 are intended to extend this additional tax and refund mechanism to “substantive CCPCs”, as defined in the Tax Proposals. The complete legislation has yet to be released. Resident Shareholders should consult their own advisors with respect to the application of these Tax Proposals.

Offshore Investment Fund Property Rules

The Tax Act contains provisions (the “OIF Rules”) which, in certain circumstances, may require a Resident Shareholder to include an amount in income in each taxation year in respect of the acquisition and holding of Hecla Shares if (1) the value of such Hecla Shares may reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in: (i) shares of the capital stock of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing, which we collectively refer to as “Investment Assets;” and (2) it may reasonably be concluded that one of the main reasons for the Resident Shareholder acquiring, holding or having Hecla Shares was to derive a benefit from portfolio investments in Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains had been earned directly by the Resident Shareholder.

In making this determination, the OIF Rules provide that regard must be had to all of the circumstances, including (i) the nature, organization and operation of any non-resident entity, including Hecla, and the form of, and the terms and conditions governing, the Resident Shareholder’s interest in, or connection with, any such non-resident entity, (ii) the extent to which any income, profit and gains that may reasonably be considered to be earned or accrued, whether directly or indirectly, for the benefit of any such non-resident entity, including Hecla, are subject to an income or profits tax that is significantly less than the income tax that would be applicable to such income, profits and gains if they were earned directly by the Resident Shareholder, and (iii) the extent to which any income, profits and gains of any such non-resident entity, including Hecla, for any fiscal period are distributed in that or the immediately following fiscal period.

If applicable, the OIF Rules can result in a Resident Shareholder being required to include in its income for each taxation year in which such Resident Holder owns Hecla Shares the amount, if any, by which (i) the total of all amounts each of which is the product obtained when the Resident Shareholder’s “designated cost” (as defined in the Tax Act) of their Hecla Shares at the end of a month in the year is multiplied by 1/12 of the aggregate of the prescribed rate of interest for the period including that month plus two percentage points exceeds (ii) the Resident Shareholder’s income for the year (other than a capital gain) in respect of the Hecla Shares determined without reference to the OIF Rules. Any amount required to be included in computing a Resident Shareholder’s income under these provisions will be added to the adjusted cost base of the Resident Shareholder’s Hecla Shares.

The CRA has taken the position that the term “portfolio investment” should be given a broad interpretation. While the value of the Hecla Shares should not be regarded as being derived primarily from portfolio investments in Investment Assets, there is a possibility that the CRA may take a different view. However, as noted above, even if this is the case, the OIF Rules will apply only if it is reasonable to conclude that one of the main reasons for a Resident Shareholder acquiring, holding or having the Hecla Shares was to derive, either directly or indirectly, a benefit from Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains had been earned directly by the Resident Shareholder.

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The OIF Rules are complex and Resident Shareholders are urged to consult their own tax advisors regarding the application and consequences of the OIF Rules in their own particular circumstances.

Foreign Property Information Reporting

In general, a Resident Shareholder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or a fiscal period and whose total cost amount of “specified foreign property” (as defined in the Tax Act), including Hecla Shares, at any time in the year or fiscal period exceeds C$100,000 will be required to file an information return with the CRA for the taxation year or fiscal period disclosing certain prescribed information in respect of such property. Subject to certain exceptions, a taxpayer resident in Canada, other than a corporation or trust exempt from tax under Part I of the Tax Act, will be a “specified Canadian entity,” as will certain partnerships. Penalties may apply where a Resident Shareholder fails to file the required information return in respect of such Resident Shareholder’s “specified foreign property” (as defined in the Tax Act) on a timely basis in accordance with the Tax Act. The reporting requirements with respect to “specified foreign property” were expanded so that more detailed information is required to be provided to the CRA.

The reporting rules in the Tax Act are complex and this summary does not purport to address all circumstances in which reporting may be required by a Resident Shareholder. Resident Shareholders should consult their own tax advisors regarding the reporting rules contained in the Tax Act.

Minimum Tax

A Resident Shareholder who is an individual (including certain trusts) is subject to minimum tax under the Tax Act. This tax is computed by reference to adjusted taxable income. Eighty percent (80%) of capital gains (net of capital losses) and the actual amount of taxable dividends (not including any gross-up) are included in determining the adjusted taxable income of an individual. Any additional tax payable by an individual under the minimum tax provisions may be carried forward and applied against certain tax otherwise payable in any of the seven immediately following taxation years, to the extent specified by the Tax Act.

Dissenting Alexco Shareholders

A Resident Shareholder who exercises Dissent Rights in respect of the Arrangement (a “Dissenting Resident Shareholder”) and who disposes of Alexco Shares to 108 in consideration for a cash payment from 108 will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Dissenting Resident Shareholder’s Alexco Shares. Any capital gain or capital loss realized by the Dissenting Resident Shareholder, will be treated in the same manner as described above under the heading “Residents of Canada – Taxation of Capital Gains and Losses”.

A Dissenting Resident Shareholder will be required to include in computing its income any interest awarded by a court in connection with the Arrangement.

In addition, a Dissenting Resident Shareholder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be required to pay an additional refundable tax on certain investment income, which includes interest income. Tax Proposals announced on April 17, 2022 are intended to extend this additional tax refund mechanism to “substantive CCPCs”, as defined in the Tax Proposals. The complete legislation has yet to be released. Dissenting Resident Shareholders should consult their own advisors with respect to the application of these Tax Proposals.

Dissenting Resident Shareholders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

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Eligibility for Investment

The Hecla Shares to be issued pursuant to the Arrangement would, if issued on the date of this Circular, be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a deferred profit sharing plan, a registered education savings plan (“RESP”), a registered disability savings plan (“RDSP”) and a tax-free savings account (“TFSA”) provided that the Hecla Shares are listed on a “designated stock exchange” as defined for purposes of the Tax Act (which includes the TSX and NYSE).

Notwithstanding the foregoing, a holder of Hecla Shares, will be subject to a penalty tax if the Hecla Shares, are held in a RRSP, RRIF, TFSA, RESP, or RDSP as the case may be, and are a “prohibited investment” for such RRSP, RRIF, TFSA, RESP, or RDSP under the Tax Act. However, the Hecla Shares, will not be a prohibited investment for a RRSP, RRIF, TFSA, RESP, or RDSP as the case may be, held by a particular holder, annuitant or subscriber provided the holder, annuitant or subscriber deals at arm’s length with Hecla for the purposes of the Tax Act, and does not have a “significant interest” (as defined in the Tax Act) in Hecla. In addition, Hecla Shares will generally not be a prohibited investment if the Hecla Shares are “excluded property” as defined in the Tax Act. Persons who wish to hold Hecla Shares in a registered plan should consult their own tax advisors as to whether the Hecla Shares will be a prohibited investment in their particular circumstances.

Non-Residents of Canada

This part of the summary is applicable to Alexco Shareholders, who, for purposes of the Tax Act, have not been and will not be resident or deemed to be resident in Canada at any time while they have held or will hold Alexco Shares and Hecla Shares, and who do not use or hold, will not use or hold and are not and will not be, deemed to use or hold such Alexco Shares and Hecla Shares in carrying on a business in Canada (a “Non-Resident Shareholder”). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

Disposition of Alexco Shares for the Consideration

A Non-Resident Shareholder will not be subject to tax under the Tax Act on the disposition of Alexco Shares or Hecla Shares unless the Alexco Shares, or Hecla Shares, as the case may be, constitute “taxable Canadian property” of the Non-Resident Shareholder for purposes of the Tax Act and the Non-Resident Shareholder is not entitled to relief under an applicable income tax treaty or convention.

Generally, provided the Alexco Shares, or Hecla Shares, respectively, are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX and NYSE) such shares will generally not constitute taxable Canadian property of a Non-Resident Shareholder unless at any time during the 60-month period immediately preceding the disposition (i) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm’s length, partnerships in which the Non-Resident Shareholder or persons with whom the Non-Resident Shareholder does not deal at arm’s length, holds a membership interest directly, or indirectly, through one or more partnerships or the Non-Resident Shareholder together with all such persons, owned or was considered to own 25% or more of the issued shares of any class or series of shares of the capital stock of the applicable corporation, and (ii) more than 50% of the fair market value of the shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Alexco Shares may also be deemed to be “taxable Canadian property” pursuant to the Tax Act in certain circumstances.

Even if any of the Alexco Shares or Hecla Shares are taxable Canadian property to a Non-Resident Shareholder at a particular time, such holder may be exempt from tax by virtue of an income tax treaty or convention to which Canada is a signatory.

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In the event Alexco Shares or Hecla Shares, as the case may be, are taxable Canadian property to a Non-Resident Shareholder at the time of disposition and such Non-Resident Shareholder is not exempt from tax by a tax treaty, the tax consequences described above under “Residents of Canada – Disposition of Alexco Shares for the Consideration”, “Residents of Canada – Disposition of Hecla Shares” and “Residents of Canada – Taxation of Capital Gains and Losses” will generally apply.

Dividends on Hecla Shares

Dividends paid on Hecla Shares to a Non-Resident Shareholder will not be subject to Canadian withholding tax or other income tax under the Tax Act.

Dissenting Alexco Shareholders

A Non-Resident Shareholder who exercises Dissent Rights in respect of the Arrangement (a “Dissenting Non-Resident Shareholder”) and disposes of Alexco Shares to 108 in consideration for a cash payment from 108 will realize a capital gain or loss in the same manner as discussed above under “Resident of Canada - Dissenting Resident Shareholders”. A Dissenting Non-Resident Shareholder will generally not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Alexco Shares pursuant to the exercise of their Dissent Rights unless such Alexco Shares are considered to be “taxable Canadian property”, as discussed above, to such Dissenting Non-Resident Shareholder that is not exempt from tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention. Dissenting Non-Resident Shareholders whose Alexco Shares may constitute “taxable Canadian property” should consult their own tax advisors.

Where a Dissenting Non-Resident Shareholder receives interest in connection with the exercise of Dissent Rights in respect of the Arrangement, the interest will generally not be subject to Canadian withholding tax under the Tax Act.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income tax considerations to Alexco Shareholders arising from and relating to the exchange of Alexco Shares for Hecla Shares pursuant to the Arrangement and the ownership and disposition of Hecla Shares received pursuant to the Arrangement. This discussion is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to an Alexco Shareholder as a result of the Arrangement or as a result of the ownership and disposition of Hecla Shares received pursuant to the Arrangement. In addition, this discussion does not take into account the individual facts and circumstances of any particular Alexco Shareholder that may affect the U.S. federal income tax considerations applicable to such Alexco Shareholder, including, without limitation, specific tax consequences to an Alexco Shareholder under an applicable income tax treaty. Accordingly, this discussion is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any Alexco Shareholder. This discussion does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to Alexco Shareholders as a result of the Arrangement or of the ownership and disposition of Hecla Shares received pursuant to the Arrangement. In addition, except as discussed below, this discussion does not address tax reporting requirements. Each Alexco Shareholder should consult its own tax advisor regarding the tax consequences of the Arrangement and the ownership and disposition of Hecla Shares received pursuant to the Arrangement. This discussion also does not address the U.S. federal tax consequences to Alexco Optionholders with respect to their Alexco Options, holders of warrants to acquire Alexco Shares (“Alexco Warrantholders”) with respect to such warrants (“Alexco Warrants”), Alexco DSU Holders with respect to their Alexco DSUs, and Alexco RSU Holders with respect to their Alexco RSUs. Alexco Optionholders, Alexco Warrantholders, Alexco DSU Holders and Alexco RSU Holders should consult their own tax advisors regarding the tax consequences of the Arrangement, including the effects of applicable U.S. federal, state, local and non-U.S. tax laws in light of such holder’s particular circumstances.

No opinion from legal counsel or ruling from the IRS has been or will be sought or obtained with respect to any of the U.S. federal tax consequences discussed herein. This discussion is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this discussion. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge.

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THIS DISCUSSION IS OF A GENERAL NATURE ONLY, IS NOT EXHAUSTIVE OF ALL POSSIBLE U.S. FEDERAL TAX CONSIDERATIONS AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR BENEFICIAL OWNER OF ALEXCO SHARES. EACH BENEFICIAL OWNER OF ALEXCO SHARES SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF THE ARRANGEMENT AND THE OWNERSHIP AND DISPOSITION OF THE HECLA SHARES RECEIVED PURSUANT TO THE ARRANGEMENT, INCLUDING THE EFFECTS OF APPLICABLE U.S. FEDERAL, STATE AND LOCAL TAX LAWS AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

Scope of This Disclosure

Authorities

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the current provisions of the Convention between Canada and the United States with Respect to Taxes on Income and on Capital signed on September 26, 1980, as amended (the “Tax Treaty”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this discussion is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this discussion. Except as provided herein, this discussion does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders and Non-U.S. Holders

As used herein, a “U.S. Holder” means a beneficial owner of Alexco Shares that participates in the Arrangement (or, following the completion of the Arrangement, a holder of Hecla Shares) or that exercises Dissent Rights pursuant to the Arrangement and that is for U.S. federal income tax purposes:

(i)	an individual who is a citizen or resident of the United States,

(ii)	a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof, or the District of Columbia,

(iii)	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

(iv)	a trust that (a) is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

With respect to (i) above, an individual is generally treated as a resident of the U.S. in any calendar year for U.S. federal income tax purposes if the individual either (i) is the holder of a green card, generally during any point of such year, or (ii) is present in the U.S. for at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending on the last day of the current calendar year. For purposes of the 183-day calculation (often referred to as the “substantial presence test”), all of the days present in the U.S. during the current year, one-third of the days present in the U.S. during the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Residents are generally treated for U.S. federal income tax purposes as if they were U.S. citizens.

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As used herein, a “Non-U.S. Holder” means a holder of Alexco Shares that participates in the Arrangement (or, following the completion of the Arrangement, a holder of Hecla Shares) or that exercises Dissent Rights pursuant to the Arrangement and that is an individual, corporation, estate or trust that is not a U.S. Holder and is not, for U.S. federal income tax purposes, a partnership.

Special Tax Rules Not Addressed

This discussion does not address the U.S. federal income tax consequences applicable to certain categories of holders subject to special rules, including, but not limited to Alexco Shareholders that: (i) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts, (ii) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies, (iii) are broker-dealers, dealers or traders in securities or currencies that elect to apply a mark-to-market accounting method, (iv) are U.S. Holders that have a “functional currency” other than the U.S. dollar, (v) own Alexco Shares (or, following the completion of the Arrangement, holders that will own Hecla Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction, (vi) acquired Alexco Shares (or, following the completion of the Arrangement, acquire Hecla Shares) in connection with the exercise of employee stock options or otherwise as compensation for services, (vii) hold Alexco Shares (or, following the completion of the Arrangement, will hold Hecla Shares) other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes), (viii) are subject to the alternative minimum tax, (ix) are subject to special tax accounting rules with respect to the Alexco Shares (or, following completion of the Arrangement, with respect to Hecla Shares), (x) are partnerships or other “pass-through” entities (and partners or other owners thereof), (xi) are S corporations (and shareholders thereof), (xii) are U.S. expatriates or former long-term residents of the United States subject to Sections 877 or 877A of the Code, (xiii) are U.S. Holders that hold Alexco Shares (or, following completion of the Arrangement, will hold Hecla Shares) in connection with a trade or business, permanent establishment, or fixed base outside the U.S., (xiv) except as specifically discussed in connection with the controlled foreign corporation rules below, own or have owned (directly, indirectly, or by attribution) ten percent or more (by voting power or value) of Alexco’s issued and outstanding stock (or, following the completion of the Arrangement, will own directly, indirectly, or by attribution ten percent or more (by voting power or value) of Hecla’s issued and outstanding stock), (xv) are Non-U.S. Holders that are or have previously been engaged in the conduct of a trade or business in the U.S., (xvi) are Non-U.S. Holders that are controlled foreign corporations or passive foreign investment companies, (xvii) are Non-U.S. Holders which are corporations organized outside the U.S., any state thereof, or the District of Columbia that are nonetheless treated as U.S. domestic corporations for U.S. federal income tax purposes, and (xviii) are corporations that accumulate earnings to avoid U.S. federal income tax. Alexco Shareholders that are subject to special provisions under the Code, including, but not limited to, Alexco Shareholders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the Arrangement and the ownership and disposition of Hecla Shares received pursuant to the Arrangement.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Alexco Shares (or, following completion of the Arrangement, Hecla Shares), the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This discussion does not address the tax consequences to any such partner (or owner or participant). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the Arrangement and the ownership and disposition of Hecla Shares received pursuant to the Arrangement.

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Tax Consequences of the Arrangement to U.S. Holders

Passive Foreign Investment Company Rules – Pre-January 1, 2015 Shareholders Not Addressed

Alexco believes that it was not a passive foreign investment company (a “PFIC”) for tax years ending on December 31, 2015 through December 31, 2021, and based on current business plans and financial expectations, Alexco does not expect to be a PFIC for its current tax year ending December 31, 2022. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. No opinion of legal counsel or ruling from the IRS concerning the status of Alexco as a PFIC has been obtained or is currently planned to be requested. Accordingly, there can be no assurance that the IRS will not challenge any determination made by Alexco concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of Alexco and the tax consequences to such U.S. Holder if Alexco is a PFIC.

Alexco has not made, and has no plans to make, a determination as to whether it was a PFIC for tax years prior to January 1, 2015. U.S. Holders should be aware that Alexco may have been a PFIC for tax years prior to January 1, 2015. If Alexco was a PFIC at any time during a U.S. Holder’s holding period for Alexco Shares, then (absent certain elections) it would continue to be a PFIC as to such U.S. Holder and as to those Alexco Shares. The tax consequences to U.S. Holders for whom Alexco may be a PFIC are beyond the scope of this discussion. Therefore, this discussion addresses only the U.S. federal income tax consequences of U.S. Holders who purchased their Alexco Shares after December 31, 2014.

U.S. Holders who acquired Alexco Shares before January 1, 2015, or after that date by gift or inheritance, should consult their own tax advisors regarding the PFIC rules.

Controlled Foreign Corporation Rules

Alexco believes that it was not a controlled foreign corporation (a “CFC”) for its tax year ending on December 31, 2021, and does not expect to be a CFC prior to the consummation of the Arrangement. The determination of whether any corporation was, or will be, a CFC for a tax year depends, in part, on the actual and constructive ownership of such corporation by United States persons, with constructive ownership based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. No opinion of legal counsel or ruling from the IRS concerning the status of Alexco as a CFC has been obtained or is currently planned to be requested. Accordingly, there can be no assurance that the IRS will not challenge any determination made by Alexco concerning its CFC status. Each U.S. Holder should consult its own tax advisors regarding the CFC status of Alexco and the tax consequences to such U.S. Holder if Alexco is a CFC.

Treatment of the Arrangement

The Arrangement should generally be treated as a taxable transaction for U.S. federal income tax purposes. Provided the Arrangement constitutes a taxable transaction for U.S. federal income tax purposes, the following U.S. federal income tax consequences will result for a U.S. Holder:

(a)	a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the Hecla Shares received in exchange for the Alexco Shares pursuant to the Arrangement and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in the Alexco Shares exchanged;

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(b)	the tax basis of a U.S. Holder in the Hecla Shares received pursuant to the Arrangement would be equal to the fair market value of such Hecla Shares on the date of receipt; and

(c)	the holding period of a U.S. Holder for the Hecla Shares received in exchange for the Alexco Shares pursuant to the Arrangement will begin on the day after the date of receipt.

Subject to the PFIC and CFC rules discussed above, for any tax year in which a U.S. Holder held the Alexco Shares, any gain or loss described in clause (a) immediately above generally would be capital gain or loss, which will be long-term capital gain or loss if the U.S. Holder’s holding period in such Alexco Shares exceeds one year at the time of the Arrangement. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

In the event Hecla determines that Alexco was a PFIC or CFC prior to the consummation of the Arrangement, Hecla intends to make a good faith effort to notify any U.S. Holder of any election made with respect to Alexco pursuant to Section 338(g) of the Code. However, no assurances can be given that such notice will ultimately reach a U.S. Holder, and each U.S. Holder should consult its own tax advisors regarding the impact of an election pursuant to Section 338(g) of the Code were Alexco to be a PFIC or CFC.

Exercise of Dissent Rights Pursuant to the Arrangement

A U.S. Holder of Alexco Shares who exercises Dissent Rights in connection with the Arrangement (a “U.S. Dissenter”) is entitled, if the Arrangement becomes effective, to receive from Hecla the fair value of the Alexco Shares held by such U.S. Dissenter. Such a U.S. Dissenter that is paid cash in exchange for all of its Alexco Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of cash received by such U.S. Dissenter in exchange for the Alexco Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (ii) the tax basis of such U.S. Dissenter in such Alexco Shares surrendered. Subject to the PFIC and CFC rules discussed above, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Dissenter held the Alexco Shares for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Dissenter that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Dissenter that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Each U.S. Dissenter should consult its own tax advisors regarding the impact of an election pursuant to Section 338(g) of the Code were Alexco to be a PFIC or CFC.

Ownership and Disposition of Hecla Shares for U.S. Holders

Taxation of Distributions

The gross amount of any distribution (including, without limitation, constructive distributions) of cash or property (other than in liquidation) made to a U.S. Holder with respect to Hecla Shares generally will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of Hecla as determined under U.S. federal income tax principles. Dividends will generally be taxable to a non-corporate U.S. Holder at the rates applicable to long-term capital gains, provided that such holder meets certain holding period and other requirements. A distribution in excess of Hecla’s current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its Hecla Shares and will reduce such basis dollar-for-dollar (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of Hecla Shares). To the extent that such distribution exceeds the U.S. Holder’s adjusted tax basis, the distribution will thereafter be treated as capital gain, and such gain will be treated as long-term capital gain if such U.S. Holder’s holding period in its Hecla Shares exceeds one year as of the date of the distribution. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

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Sale, Exchange or Other Taxable Disposition of Hecla Shares

A U.S. Holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of any of its Hecla Shares in an amount equal to the difference, if any, between (a) the fair market value of the amount realized for the Hecla Shares and (b) the U.S. Holder’s adjusted tax basis in the Hecla Shares sold or otherwise disposed of. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holding period for the Hecla Shares is more than one year at the time of the sale or other disposition. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Other Tax Considerations for U.S. Holders

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or otherwise may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar for dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year by year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or the amount of proceeds paid in foreign currency pursuant to the Arrangement or the exercise of Dissent Rights in connection therewith, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Information Reporting and Backup Withholding

Under certain circumstances, a U.S. Holder may be subject to U.S. information reporting and backup withholding tax on distributions paid on Hecla Shares or proceeds from the disposition of Alexco Shares or Hecla Shares. Information reporting and backup withholding will not apply, however, to a U.S. Holder that is a corporation or is otherwise exempt from information reporting and backup withholding, provided the U.S. Holder meets applicable certification requirements, including providing a U.S. taxpayer identification number on a properly completed IRS Form W-9, or otherwise establishes an exemption. Backup withholding also will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and certifies on a Form W-9 or successor form, under penalties of perjury, that it is not subject to backup withholding and otherwise complies with the applicable requirements. A U.S. Holder that fails to provide the required information may be subject to penalties imposed by the IRS. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax, and any amount withheld under these rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, and may entitle such holder to a refund, if the required information is timely furnished to the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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Tax Consequences of the Arrangement to Non-U.S. Holders

The Arrangement should generally be treated as a taxable transaction for U.S. federal income tax purposes. Provided the Arrangement constitutes a taxable transaction for U.S. federal income tax purposes, a Non-U.S. Holder generally will not be subject to U.S. federal income tax (including withholding tax) on gain upon the exchange of Alexco Shares for Hecla Shares in the Arrangement unless (1) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and, if an applicable tax treaty applies, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States, in which case, the branch profits tax discussed below may also apply if the Non-U.S. Holder is a corporation; or (2) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition and certain additional conditions are met.

An individual Non-U.S. Holder who is subject to U.S. federal income tax because the Non-U.S. Holder was present in the United States for 183 days or more during the year of disposition is taxed on his or her net gain, including gain from the exchange of Alexco Shares for Hecla Shares received in the exchange and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the same taxable year, at a flat rate of 30%.

Other Non-U.S. Holders that may be subject to U.S. federal income tax on the disposition of Alexco Shares are required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders may also be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. Holders should consult any applicable income tax treaties that may provide for different results.

Exercise of Dissent Rights Pursuant to the Arrangement

A Non-U.S. Holder of Alexco Shares who exercises Dissent Rights in connection with the Arrangement (a “Non-U.S. Dissenter”) is entitled, if the Arrangement becomes effective, to receive from Hecla the fair value of the Alexco Shares held by such Non-U.S. Dissenter. Upon the receipt of such payment, a Non-U.S. Dissenter will be considered to have disposed of his or her Alexco Shares for proceeds of disposition equal to a the amount received (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes), as discussed above under “Tax Consequences of the Arrangement to Non-U.S. Holders.”

Ownership and Disposition of Hecla Shares for Non-U.S. Holders

Taxation of Distributions

If Hecla makes cash or other property distributions (including, without limitation, constructive distributions) on the Hecla Shares, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from Hecla’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess thereof will first constitute a return of capital and be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Hecla Shares, but not below zero, and thereafter be treated as capital gain and will be treated as described below under “- Sale, Exchange or Other Taxable Disposition of Hecla Shares.”

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Subject to the discussions below regarding backup withholding and regarding FATCA (defined below), any dividend paid to a Non-U.S. Holder of Hecla Shares that is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate as may be specified under an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a Non-U.S. Holder must furnish Hecla or Hecla’s paying agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or appropriate successor form) properly certifying such holder’s eligibility for the reduced rate. If a Non-U.S. Holder holds Hecla Shares through a financial institution or other agent acting on the Non-U.S. Holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to such agent, and the Non-U.S. Holder’s agent will then be required to provide such (or a similar) certification to Hecla, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required certification, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their entitlement to benefits under any applicable income tax treaty. In the case of any constructive distribution, it is possible that this tax would be withheld from any amount owed to the Non-U.S. Holder, including, but not limited to, distributions of cash, common stock or sales proceeds subsequently paid or credited to that holder. If Hecla is unable to determine, at the time of payment of a distribution, whether the distribution will constitute a dividend, Hecla may nonetheless choose to withhold any U.S. federal income tax on the distribution as permitted by Treasury Regulations. If Hecla is a “USRPHC” (as defined below) and Hecla does not qualify for the “Regularly Traded Exception” (as defined below), distributions which constitute a return of the Non-U.S. Holder’s tax basis will be subject to withholding unless an application for a withholding certificate is filed to reduce or eliminate such withholding.

Dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. (or, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment, or fixed base, of the Non-U.S. Holder) generally will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the Non-U.S. Holder were a U.S. person. In such case, Hecla will not be required to withhold U.S. federal tax so long as the Non-U.S. Holder timely complies with the applicable certification and disclosure requirements. To obtain this exemption from withholding tax, a Non-U.S. Holder must provide its financial intermediary with an IRS Form W-8ECI properly certifying its eligibility for such exemption. Any such effectively connected dividends received by a corporate Non-U.S. Holder may be subject to an additional ‘‘branch profits tax’’ at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), as adjusted for certain items. Non-U.S. Holders should consult their own tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale, Exchange or Other Taxable Disposition of Hecla Shares

Subject to the discussion below regarding backup withholding and FATCA, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of Hecla Shares, unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (or, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States);

•	the Non-U.S. Holder is an individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•	the rules of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) apply to treat the gain as effectively connected with a U.S. trade or business.

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A Non-U.S. Holder who has a gain that is described in the first bullet point immediately above will be subject to U.S. federal income tax on the gain derived from the sale or other disposition pursuant to regular graduated U.S. federal income tax rates in the same manner as if it were a U.S. person. In addition, a corporate Non-U.S. Holder described in the first bullet point immediately above may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits (or at such lower rate as may be specified by an applicable income tax treaty), as adjusted for certain items.

A Non-U.S. Holder who meets the requirements described in the second bullet point immediately above will be subject to a flat 30% tax (or a lower tax rate specified by an applicable tax treaty) on the gain derived from the sale or other disposition, which gain may be offset by certain U.S. source capital losses (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, pursuant to FIRPTA, in general, a Non-U.S. Holder is subject to U.S. federal income tax in the same manner as a U.S. Holder on any gain realized on the sale or other disposition of a “U.S. real property interest” (“USRPI”). For purposes of these rules, a USRPI generally includes stock in a U.S. corporation (like Hecla Shares) assuming the U.S. corporation’s interests in U.S. real property constitute 50% or more, by value, of the sum of the U.S. corporation’s (i) assets used in a trade or business, (ii) U.S. real property interests, and (iii) interests in real property outside of the U.S. A U.S. corporation whose interests in U.S. real property constitute 50% or more, by value, of the sum of such assets is commonly referred to as a U.S. real property holding corporation (“USRPHC”). Hecla believes that it is currently and anticipates remaining for the foreseeable future a USRPHC for U.S. federal income tax purposes. Even if Hecla is or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of Hecla Shares will not be subject to U.S. federal income tax if the Hecla Shares are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, five percent (5%) or less of the Hecla Shares throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition and the Non-U.S. Holder’s holding period (the “Regularly Traded Exception”). Based on current information, Hecla believes that its Hecla Shares should be considered “regularly traded on an established securities market” under applicable Treasury Regulations. However, no assurances can be given that the Hecla Shares will meet the “regularly traded on an established securities market” exception at the time a Non-U.S. Holder sells, exchanges or otherwise disposes of Hecla Shares.

If a Non-U.S. Holder is subject to U.S. federal income tax as a result of Hecla’s status as a USRPHC and the “regularly traded” exception discussed above did not apply, such holder generally will be taxed on the net gain derived from a sale in the same manner as U.S. persons generally, and such holder generally will be subject to a 15% withholding tax applied to the gross proceeds received. Any amount withheld may be applied as a credit against the Non-U.S. Holder’s substantive United States federal income tax liability. Non-U.S. Holders are urged to consult with their own tax advisors regarding the consequences if the Hecla has been, is or will be a USRPHC.

Information Reporting and Backup Withholding

With respect to distributions and dividends on Hecla Shares, Hecla must report annually to the IRS and to each Non-U.S. Holder the amount of distributions and dividends paid to such Non-U.S. Holder and any tax withheld with respect to such distributions and dividends, regardless of whether withholding was required with respect thereto. Copies of the information returns reporting such dividends and distributions and withholding also may be made available to the tax authorities in the country in which the Non-U.S. Holder resides or is established under the provisions of an applicable income tax treaty, tax information exchange agreement or other arrangement. A Non-U.S. Holder will be subject to backup withholding for dividends and distributions paid to such Non-U.S. Holder at a rate of 30% unless either (i) such Non-U.S. Holder certifies under penalty of perjury that it is not a U.S. person (as defined in the Code), which certification is generally satisfied by providing a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI, as applicable (or appropriate successor form), and the payor does not have actual knowledge or reason to know that such holder is a U.S. person, or (ii) such Non-U.S. Holder otherwise establishes an exemption.

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With respect to sales or other dispositions of Hecla Shares, information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of Hecla Shares within the U.S. or conducted through certain U.S.-related financial intermediaries, unless either (i) such Non-U.S. Holder certifies under penalty of perjury that it is not a U.S. person (as defined in the Code), which certification is generally satisfied by providing a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI, as applicable (or appropriate successor form), and the payor does not have actual knowledge or reason to know that such holder is a U.S. person, or (ii) such Non-U.S. Holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a Non-U.S. Holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. In addition, backup withholding may be credited against any FATCA withholding discussed under the section below entitled “FATCA”.

FATCA

Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”) impose a separate reporting regime and a potential 30% withholding tax on certain payments, including payments of dividends on Hecla Shares. Withholding under FATCA generally applies to payments made to or through a foreign entity if such entity fails to satisfy certain disclosure and reporting rules. These rules generally require (i) in the case of a foreign financial institution, that the financial institution agree to identify and provide information in respect of financial accounts held (directly or indirectly) by U.S. persons and U.S.-owned entities, and, in certain instances, to withhold on payments to account holders that fail to provide the required information, and (ii) in the case of a non-financial foreign entity, that the entity either identify and provide information in respect of its substantial U.S. owners or certify that it has no such U.S. owners.

FATCA withholding also potentially applies to payments of gross proceeds from the sale or other disposition of Hecla Shares. Proposed regulations, however, would eliminate FATCA withholding on such payments, and the U.S. Treasury Department has indicated that taxpayers may rely on this aspect of the proposed regulations until final regulations are issued.

Non-U.S. Holders typically will be required to furnish certifications (generally on the applicable IRS Form W-8) or other documentation to provide the information required by FATCA or to establish compliance with or an exemption from withholding under FATCA. FATCA withholding may apply where payments are made through a non-U.S. intermediary that is not FATCA compliant, even where the Non-U.S. Holder satisfies the holder’s own FATCA obligations.

The United States and a number of other jurisdictions have entered into intergovernmental agreements to facilitate the implementation of FATCA. Any applicable intergovernmental agreement may alter one or more of the FATCA information reporting and withholding requirements. Non-U.S. Holders should consult their own tax advisor regarding the possible implications of FATCA on investments in Hecla Shares, including the applicability of any intergovernmental agreements.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT LEGAL OR TAX ADVICE. EACH ALEXCO SHAREHOLDER IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES RELATING TO THE ARRANGEMENT, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL OR NON-U.S. TAX LAWS.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed under “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular, no informed person of the Company (e.g. directors and executive officers of the Company and Persons beneficially owning or controlling or directing voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company), or any Associate or affiliate of any informed person, has had any material interest in any transaction, or proposed transaction, which has materially affected or would materially affect the Company or any of its subsidiaries since the commencement of the most recently completed financial year of the Company.

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AUDITORS

PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”) is the auditor of the Company and is independent of the Company within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia. PwC has served as our auditor since 2005.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be passed upon by Blake, Cassels & Graydon LLP on behalf of Alexco. Certain legal matters in connection with the Arrangement will be passed upon by Osler, Hoskin & Harcourt LLP on behalf of Hecla. The partners and associates of these firms beneficially owned, directly or indirectly, less than 1% of the issued and outstanding Alexco Shares and Hecla Shares.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on our website at www.alexcoresource.com and under our profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml. Financial information is provided in the Company’s audited consolidated financial statements and MD&A for its most recently completed financial year which are filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.sthml. In addition, copies of the Company’s annual financial statements and MD&A, the Company’s most recent interim financial statements for the three months ended March 31, 2022 and 2021 and this Circular may be obtained upon request to the Company at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1M9 to request copies of these documents, which will be provided free of charge.

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APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of the Notice of Meeting and this Circular have been approved by the Board.

DATED this 28th day of July, 2022

BY ORDER OF THE BOARD OF DIRECTORS OF ALEXCO RESOURCE CORP.

(signed)	“Clynton Nauman”

Clynton Nauman
Chairman and Chief Executive Officer
Alexco Resource Corp.

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APPENDIX A
ARRANGEMENT RESOLUTION

The text of the Arrangement Resolution which the Alexco Securityholders will be asked to pass at the Alexco Meeting is as follows:

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 291 of the Business Corporations Act (British Columbia) involving Alexco Resource Corp. (the “Company”), pursuant to the arrangement agreement between the Company and Hecla Mining Company (“Hecla”) dated July 4, 2022, as assigned and amended pursuant to an assignment and amendment agreement dated July 25, 2022, by and among the Company, Hecla, as assignor, and 1080980 B.C. Ltd., as assignee, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), as more particularly described and set forth in the management information circular of the Company dated July 28, 2022 (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.	The plan of arrangement of the Company, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out as Appendix B to the Circular, is hereby authorized, approved and adopted.

3.	The: (i) Arrangement Agreement and all the transactions contemplated therein; (ii) actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement; and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto, and causing the performance by the Company of its obligations thereunder, are hereby ratified and approved.

4.	The Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of the Company (the “Company Securityholders”) entitled to vote thereon or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered, without further notice to or approval of the Company Securityholders: (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

6.	Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed and to deliver or cause to be delivered, whether under the corporate seal of the Company or otherwise, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such other document or instrument or the doing of any such other act or thing.

A-1

APPENDIX B
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“108” means 1080980 B.C. Ltd.;

(b)	“Alexco” means Alexco Resource Corp.;

(c)	“Alexco Circular” means the notice of the Alexco Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to Alexco Securityholders in connection with the Alexco Meeting, as amended, supplemented or otherwise modified from time to time;

(d)	“Alexco Disclosure Letter” means the disclosure letter executed by Alexco and delivered to Hecla concurrently with the execution of the Arrangement Agreement;

(e)	“Alexco DSU” means a deferred share unit issued pursuant to the Alexco DSU Plan;

(f)	“Alexco DSU Plan” means the deferred share unit plan of Alexco, as approved by Alexco Shareholders on June 6, 2019;

(g)	“Alexco DSU Holder” means a holder of one or more Alexco DSUs;

(h)	“Alexco Equity Incentive Plans” means the Alexco Stock Option Plan, the Alexco RSU Plan and the Alexco DSU Plan;

(i)	“Alexco In-The-Money Option” means an Alexco Option in respect of which the Alexco Option In-The-Money Amount, determined on the last Business Day immediately preceding the Effective Date, is a positive amount;

(j)	“Alexco Meeting” means the special meeting of Alexco Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Alexco Resolution;

(k)	“Alexco Option” means a right and option to purchase one or more Alexco Shares granted pursuant to the Alexco Stock Option Plan or otherwise enforceable against Alexco;

(l)	“Alexco Optionholders” means, collectively, the holders of one or more Alexco Options;

(m)	“Alexco Option In-The-Money Amount” in respect of a Alexco Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the aggregate Alexco Shares that a holder is entitled to acquire on exercise of such Alexco Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Alexco Shares;

(n)	“Alexco Out-of-the-Money Option” means an Alexco Option other than an Alexco In-The-Money Option;

(o)	“Alexco Resolution” means the special resolution of Alexco Shareholders approving the Arrangement, which is to be considered at the Alexco Meeting, substantially in the form of Schedule B to the Arrangement Agreement;

(p)	“Alexco RSU” means a restricted share unit issued pursuant to the Alexco RSU Plan;

(q)	“Alexco RSU Plan” means the restricted share it plan of Alexco, as approved by Alexco Shareholders on June 10, 2021;

(r)	“Alexco RSU Holder” means a holder of one or more Alexco RSUs;

(s)	“Alexco Security” means an Alexco Share, Alexco Option, Alexco DSU or Alexco RSU;

(t)	“Alexco Securityholder” means a holder one or more of Alexco Securities;

(u)	“Alexco Shareholder” means a holder of Alexco Shares;

(v)	“Alexco Shares” means the common shares in the authorized capital of Alexco;

(w)	“Alexco Stock Option Plan” means the stock option plan of Alexco, as approved by Alexco Shareholders on June 6, 2019 and as further amended on June 9, 2022;

(x)	“Arrangement” means the arrangement pursuant to Division 5 of Part 9 of the BCBCA with respect to, among others, Alexco, Alexco Securityholders and 108 on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of 108 and Alexco, each acting reasonably;

(y)	“Arrangement Agreement” means the arrangement agreement dated July 4, 2022, between Hecla and Alexco, as assigned and amended pursuant to an assignment and amendment agreement dated July 25, 2022, by and among Alexco, Hecla and 108, to which this Plan of Arrangement is attached, including (unless the context otherwise requires) the Schedules thereto, together with the Alexco Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

(z)	“BCBCA” means the Business Corporations Act (British Columbia);

(aa)	“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the banks located in Vancouver, British Columbia or Toronto, Ontario, are closed or authorized to be closed;

(bb)	“Consideration” means for each Alexco Share, 0.116 Hecla Shares, being the consideration payable under this Plan of Arrangement to a person who is a Alexco Shareholder other than 108;

(cc)	“Court” means the Supreme Court of British Columbia;

(dd)	“Depositary” means Computershare Investor Services Inc., in its capacity as depositary for the Arrangement;

(ee)	“Dissent Rights” has the meaning ascribed thereto in Section 5.1;

(ff)	“Dissent Share” means a Alexco Share in respect of which a Dissenting Shareholder has duly and validly exercised Dissent Rights in strict compliance with Article 5 of this Plan of Arrangement;

(gg)	“Dissenting Shareholder” means a registered Alexco Shareholder as of the record date of the Alexco Meeting that duly and validly exercises Dissent Rights in respect of all Alexco Shares held and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(hh)	“Effective Date” means the date upon which the Arrangement becomes effective as set out in Section 2.8(a) of the Arrangement Agreement;

(ii)	“Effective Time” means 12:02 a.m. (Vancouver time) on the Effective Date, or such other time as 108 and Alexco may agree upon in writing;

(jj)	“Election Deadline” means 4:30 p.m. (Vancouver time) on the third (3rd) Business Day immediately prior to the date of the Alexco Meeting;

(kk)	“Final Order” means the final order of the Court in a form acceptable to both 108 and Alexco, each acting reasonably, pursuant to Section 291 of the BCBCA approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both 108 and Alexco, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both 108 and Alexco, each acting reasonably);

(ll)	“Hecla” means Hecla Mining Company;

(mm)	“Hecla Shares” means common shares in the capital of Hecla;

(nn)	“Interim Order” means the interim order of the Court contemplated by Section 2.2 of the Arrangement Agreement and made pursuant to the BCBCA in a form acceptable to both 108 and Alexco, each acting reasonably, providing for, among other things, the calling and holding of the Alexco Meeting, as the same may be amended, modified, supplemented or varied by the Court (with the consent of both 108, and Alexco, each acting reasonably);

(oo)	“Letter of Transmittal” means the Letter of Transmittal enclosed with the Alexco Circular sent in connection with the Alexco Meeting pursuant to which, among other things, registered Alexco Shareholders are required to deliver certificates representing Alexco Shares;

(pp)	“Liens” means any hypothec, mortgage, pledge, assignment, lien, charge, security interest, encumbrance adverse right or claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(qq)	“Option Consideration” means, in respect of an Alexco In-The-Money Option, such number of Alexco Shares obtained by dividing: (i) the Alexco Option In-The-Money Amount in respect of such Alexco In-The-Money Option, by (ii) total fair market value (determined immediately before the Effective Time) of the aggregate Alexco Shares that a holder is entitled to acquire on exercise of such Alexco Option, with the result rounded down to the nearest whole number of Alexco Shares;

(rr)	“Parties” means 108 and Alexco, and “Party” means any one of them;

(ss)	“Plan of Arrangement” means this Plan of Arrangement as amended or supplemented from time to time in accordance with the terms hereof;

(tt)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(uu)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

Any capitalized terms used, but not otherwise defined herein, shall have the meanings ascribed to them in the Arrangement Agreement. In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings in this Plan of Arrangement are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all rules and regulations made thereunder, all amendments to such statute, rule or regulation in force from time to time and any statute, rule or regulation that supplements or supersedes such statute, rule or regulation.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.7	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.8	Time

Time shall be of the essence in every matter or action contemplated hereunder.

ARTICLE 2
ARRANGEMENT AGREEMENT AND EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

The Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

2.2	Effect of the Arrangement

This Plan of Arrangement and the Arrangement shall be binding upon Alexco, Hecla, 108, the Alexco Securityholders (including Dissenting Shareholders), the Depositary, the registrar and transfer agent of Alexco as and from the Effective Time, without any further act or formality required on the part of any person except as expressly provided herein.

ARTICLE 3
ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)	each Alexco In-the-Money Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall immediately and unconditionally vest, notwithstanding the terms of the Alexco Option Plan and shall, without any further action by or on behalf of any Alexco Optionholder, be deemed to be assigned and transferred by such Alexco Optionholder (free and clear of all Liens) to Alexco for cancellation in exchange for the Option Consideration. The Alexco Shares comprising the Option Consideration will be issued to such Alexco Optionholder as fully paid and non-assessable shares in the capital of Alexco;

(b)	each Alexco Out-of-the-Money Option outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of any Alexco Optionholder, be cancelled without any payment in respect thereof;

(c)	(i) each Alexco Optionholder shall cease to be a holder of such Alexco Options, (ii) each such holder’s name shall be removed from each applicable register maintained by Alexco, and (iii) all agreements relating to the Alexco Options shall be terminated and shall be of no further force and effect;

(d)	each Alexco DSU outstanding immediately prior to the Effective Time shall immediately and unconditionally vest, notwithstanding the terms of the Alexco DSU Plan and shall, without any further action by or on behalf of the Alexco DSU Holder thereof, be deemed to be assigned and transferred by such Alexco DSU Holder to Alexco (free and clear of all Liens) in exchange for, as determined by the board of directors of Alexco in accordance with the Alexco DSU Plan, either a cash payment or the number of Alexco Shares equal to the number of Alexco Shares a holder is entitled to under each Alexco DSU. Any such Alexco Shares will be issued to such Alexco DSU Holder as fully paid and non-assessable shares in the capital of Alexco; provided that no share certificates shall be issued with respect to such shares;

(e)	each Alexco DSU Holder shall cease to be a holder of such Alexco DSUs, (ii) each such holder’s name shall be removed from each applicable register maintained by Alexco, and (iii) all agreements relating to the Alexco DSUs shall be terminated and shall be of no further force and effect;

(f)	each Alexco RSU outstanding immediately prior to the Effective Time shall immediately and unconditionally vest, notwithstanding the terms of the Alexco RSU Plan and shall, without any further action by or on behalf of the Alexco RSU Holder thereof, be deemed to be assigned and transferred by such Alexco RSU Holder to Alexco (free and clear of all Liens) in exchange for the number of Alexco Shares equal to the number of Alexco Shares a holder is entitled to under each Alexco RSU less that number of Alexco Shares with a fair market value equal to the amount of required withholding tax rounded up to the nearest Alexco Share. The Alexco Shares will be issued to such Alexco RSU Holder as fully paid and non-assessable shares in the capital of Alexco; provided that no share certificates shall be issued with respect to such shares;

(g)	(i) each Alexco RSU Holder shall cease to be a holder of such Alexco RSUs, (ii) each such holder’s name shall be removed from each applicable register maintained by Alexco, and (iii) all agreements relating to the Alexco RSUs shall be terminated and shall be of no further force and effect;

(h)	each Dissenting Shareholder shall transfer to 108 all of the Dissent Shares held (free and clear of all Liens), without any further act or formality on its part, and in consideration therefor, 108 shall issue to the Dissenting Shareholder a debt- claim to be paid the aggregate fair market value of those Dissent Shares as determined pursuant to Section 5.1, and in respect of the Dissent Shares so transferred

(i)	the Dissenting Shareholder shall cease to be the holder thereof,

(ii)	the name of the Dissenting Shareholder shall be removed from the register maintained by or on behalf of Alexco in respect of the Alexco Shares,

(iii)	the Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer thereof, and

(iv)	the name of 108 shall be added to the register maintained by or on behalf of Alexco in respect of the Alexco Shares as the holder thereof; and

(i)	each Alexco Shareholder shall transfer to 108 (free and clear of all Liens) each whole Alexco Share held (other than any Alexco Shares held by 108 immediately before the Effective Time or acquired by 108 from a Dissenting Shareholder under Section 3.1(h)), including the Alexco Shares issued pursuant to Section 3.1(d) or Section 3.1(f) in exchange for the Consideration for each Alexco Share held, and

(i)	the Alexco Shareholder shall cease to be the holder thereof,

(ii)	the name of the Alexco Shareholder shall be removed from the register maintained by or on behalf of Alexco in respect of the Alexco Shares,

(iii)	the Alexco Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer thereof, and

(iv)	the name of 108 shall be added to the register maintained by or on behalf of Alexco in respect of the Alexco Shares as the holder thereof;

it being expressly provided that the events provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

3.2	Deemed Fully Paid and Non-Assessable Shares

All Hecla Shares issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares.

3.3	No Fractional Consideration

No fractional Hecla Shares shall be issued Alexco Shareholders pursuant to this Plan of Arrangement. The total number of Hecla Shares to be issued to any Alexco Shareholder shall, without additional compensation, be rounded down to the nearest whole Hecla Share, in the event that an Alexco Shareholder is entitled to a fractional share.

3.4	Calculations

All calculations and determinations made by 108, Alexco or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final, and binding.

3.5	Adjustments to Consideration

The Consideration payable to a Alexco Shareholder pursuant to Section 3.1(i) will be adjusted to reflect fully the effect of any stock split, reverse split, dividend (including any dividend or distribution of securities convertible into Alexco Shares), consolidation, reorganization, recapitalization or other like change with respect to Alexco Shares effected in accordance with the terms of the Arrangement Agreement occurring after the date of the Arrangement Agreement and prior to the Effective Time.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1	Payment of Consideration

(a)	Following receipt of the Final Order and in any event no later than the Business Day prior to the Effective Date, 108 shall deliver or cause to be delivered a direction to the Depositary in respect of the Hecla Shares required to satisfy the aggregate number of Hecla Shares payable to Alexco Securityholders, which Hecla Shares shall be issued by Hecla immediately prior to the Effective Time and held by the Depositary in escrow as agent and nominee for such former Alexco Securityholders.

(b)	Upon surrender to the Depositary for cancellation of a certificate of a Alexco Security which immediately prior to the Effective Time represented an outstanding Alexco Security that was transferred pursuant to Section 3.1, together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Alexco Security represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Alexco Securityholder, as soon as practicable, the Consideration that such Alexco Securityholder has the right to receive under the Arrangement for such Alexco Securities, less any amounts withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled.

(c)	After the Effective Time and until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Alexco Shares shall be deemed after the Effective Time to represent only the right to receive, upon such surrender, the Consideration to which the holder thereof is entitled in lieu of such certificate as contemplated by Section 3.1 and this Section 4.1, less any amounts withheld pursuant to Section 4.4. Any such certificate formerly representing Alexco Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall:

(i)	cease to represent a claim by, or interest of, any former holder of Alexco Shares of any kind or nature against or in Alexco, 108 or Hecla (or any successor to any of the foregoing); and

(ii)	be deemed to have been surrendered to (or as directed by) 108 and shall be cancelled.

(d)	No Alexco Securityholder shall be entitled to receive any consideration with respect to such Alexco Securities other than the Consideration to which such holder is entitled in accordance with Section 3.1 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

(e)	None of Alexco, 108 or Hecla, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to 108 or Hecla or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Alexco Shares that are ultimately entitled to Consideration pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the securities registers maintained by or on behalf of Alexco, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, provided the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery, give a bond satisfactory to 108 and the Depositary (acting reasonably) in such sum as 108 and the Depositary may direct, or otherwise indemnify 108 and the Depositary in a manner satisfactory to 108 and the Depositary, acting reasonably, against any claim that may be made against 108 or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or paid after the Effective Time with respect to Hecla Shares shall be delivered to the holder of any certificate formerly representing Alexco Shares unless and until the holder of such certificate shall have complied with the provisions of Section 4.1. Subject to applicable law and to Section 4.1 at the time of such compliance, there shall, in addition to the delivery of the Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of any dividend or other distribution declared or made after the Effective Time with respect to the Hecla Shares to which such holder is entitled in respect of such holder’s Consideration.

4.4	Withholding Rights

108, Alexco and the Depositary (in this section, the “payor”), shall each be entitled to deduct and withhold from any Consideration or other amount payable (whether in cash or in kind) or otherwise deliverable to any holder or former holder of Alexco Securities such amounts as the payor may be required to deduct and withhold therefrom under any applicable law in respect of taxes. To the extent that any amounts are so deducted, withheld and remitted to the appropriate governmental entity when required by law, such amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the person to whom such amounts would otherwise have been paid. To the extent that the amount required to be deducted or withheld from any payment to any holder or former holder of Alexco Shares of the Consideration otherwise payable to such holder, 108, Alexco or the Depositary, as applicable, may sell or otherwise dispose of such portion of the Consideration or other amount otherwise payable to such holder or former holder in the form of Hecla Shares as is necessary to provide sufficient funds to enable the payor to comply with such deduction and/or withholding requirements.

ARTICLE 5
DISSENT RIGHTS

5.1	Dissent Rights

Pursuant to the Interim Order, registered holders of Alexco Shares as of the record date for the Alexco Meeting may exercise rights of dissent with respect to all Alexco Shares held by such holder as registered holder thereof as of such date in connection with the Arrangement pursuant to and in strict compliance with the procedures set forth in Section 237 to 247 of the BCBCA, as modified by this Section 5.1, the Interim Order and the Final Order (“Dissent Rights”); provided that, notwithstanding subsection 242(1) of the BCBCA, the written objection to the Alexco Resolution referred to in subsection 242(1) of the BCBCA must be received by Alexco not later than 5:00 p.m. (Vancouver time) on the Business Day that is two Business Days before the date of the Alexco Meeting or any date to which the Alexco Meeting may be postponed or adjourned and provided further that Dissenting Shareholders who:

(a)	are ultimately entitled to be paid fair value for their Alexco Shares, which fair value shall be the fair value of such shares immediately before the approval of the Alexco Resolution, shall be paid only an amount equal to such fair value by 108, which fair value shall be determined in accordance with the procedures applicable to the payout value set out in sections 244 and 245 of the BCBCA except that 108 may enter into the agreement with registered holders who exercise such Dissent Rights or apply to the Court, all as contemplated under sections 244 and 245 of the BCBCA, and such Dissenting Shareholder will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Dissenting Shareholders not exercised their Dissent Rights in respect of their Alexco Shares; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Alexco Shares in respect of which they purported to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Alexco Shares and shall be entitled to receive only the consideration contemplated in Section 3.1(i) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights, and had made the Cash Election for all Alexco Shares held in accordance with Section 3.2, but in no case shall 108 or Alexco or any other person be required to recognize any holder of Alexco Shares who exercises Dissent Rights as a holder of Alexco Shares after the time that is immediately prior to the Effective Time, and the names of all such holders of Alexco Shares who exercise Dissent Rights (and have not withdrawn such exercise of Dissent Rights prior to the Effective Time) shall be deleted from the register maintained by or on behalf of Alexco in respect of the Alexco Shares as holders of Alexco Shares at the Effective Time and 108 shall be recorded as the registered holder of such Alexco Shares and shall be deemed to be the legal owner of such Alexco Shares.

For greater certainty, (a) no beneficial holder of Alexco Shares shall be entitled to Dissent Rights in respect of such Alexco Shares and no holder of Alexco Options, Alexco DSUs or Alexco RSUs shall be entitled to Dissent Rights in respect of such holder’s Alexco Options, Alexco DSUs or Alexco RSUs, as applicable, and (b) in addition to any other restrictions in Section 238 of the BCBCA, no person who has voted Alexco Shares, or instructed a proxyholder to vote such persons Alexco Shares, in favour of the Alexco Resolution shall be entitled to exercise Dissent Rights with respect to the Arrangement.

ARTICLE 6
AMENDMENTS AND TERMINATION

6.1	Amendments to the Plan of Arrangement

(a)	Alexco and 108 may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Alexco and 108, each acting reasonably, (iii) filed with the Court and, if made following the Alexco Meeting, approved by the Court, and (iv) communicated to the Alexco Securityholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Alexco or 108 at any time prior to or at the Alexco Meeting (provided that the Alexco or 108, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Alexco Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Alexco Meeting shall be effective only if (i) it is consented to in writing by each of Alexco and 108 (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Shareholders voting in the manner directed by the Court. Any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that it (i) concerns a matter which, in the reasonable opinion of the Parties, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the interest of any holders of Alexco Securities or (ii) is an amendment contemplated in Section 6.1(d).

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by 108, provided that it concerns a matter which, in the reasonable opinion of 108, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the economic interest of any former holder of Alexco Securities.

6.2	Withdrawal of Plan of Arrangement

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

6.3	Effect of Termination

Upon the termination of this Plan of Arrangement pursuant to Section 8.2 of the Arrangement Agreement, no Party shall have any liability or further obligation to any other party hereunder other than as set out in the Arrangement Agreement.

ARTICLE 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur at the Effective Time in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

7.2	Paramountcy

From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over any and all rights related to Alexco Securities issued prior to the Effective Time;

(b)	the rights and obligations of the holders of Alexco Securities and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)	all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to Alexco Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 8
U.S. SECURITIES LAW EXEMPTION

8.1	U.S. Securities Law Exemption.

Notwithstanding any provision herein to the contrary, the Parties each agree that the Plan of Arrangement will be carried out with the intention that (i) all Hecla Shares to be issued to Alexco Shareholders in exchange for their Alexco Shares pursuant to the Plan of Arrangement, as applicable, will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and applicable securities laws of any state of the United States in reliance upon similar exemptions under any applicable securities laws of any state of the United States, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement; and (ii) the Hecla Shares continue to be registered pursuant to Section 12(b) of the U.S. Exchange Act.

APPENDIX C
INTERIM ORDER

See attached.

C-1

SUPREME COURT OF BRITISH COLUMBIA VANCOUVER REGISTRY JUL 27 2022	S ¯ 226031 No. Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

ALEXCO RESOURCE CORP.,

1080980 B.C. LTD., and HECLA MINING COMPANY

ALEXCO RESOURCE CORP.

PETITIONER

ORDER MADE AFTER APPLICATION

BEFORE	MASTER VOS.	)	27/July/2022
)
)

ON THE APPLICATION of the Petitioner, Alexco Resource Corp. (“Alexco”) for an Interim Order pursuant to its Petition filed on July 25, 2022.

[x] without notice coming on for hearing by Microsoft Teams at Vancouver, British Columbia on July 27, 2022 and on hearing Alexandra Luchenko, counsel for the Petitioner and upon reading the Petition herein and the Affidavit of Michael Clark sworn on July 25, 2022 and filed herein (the “Clark Affidavit”); and upon being advised that it is the intention of 1080980 B.C. Ltd. (“108”), a subsidiary of Hecla Mining Company (“Hecla Parent” and together with 108, “Hecla”) to rely upon Section 3(a)(10) of the United States Securities Act of 1933 (the “1933 Act”) as a basis for an exemption from the registration requirements of the 1933 Act with respect to securities of Hecla issued under the proposed Plan of Arrangement based on the Court’s approval of the Arrangement;

THIS COURT ORDERS THAT:

DEFINITIONS

1.                     As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the information circular entitled Notice of Special Meeting of Alexco Securityholders to be held at 10:00 a.m. (Vancouver time) on August 30, 2022 at Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, BC V7X 1L3 and Management Information Circular dated July 28, 2022 (the “Circular”), attached as Exhibit “A” to the Clark Affidavit.

MEETING

2.                     Pursuant to Sections 186, 288, 289, 290 and 291 of the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the “BCBCA”), Alexco is authorized and directed to call, hold and conduct a special meeting of the holders of common shares of Alexco (the “Alexco Shares”, the holders of which are the “Alexco Shareholders”), the holders of options to purchase Alexco Shares (the “Alexco Options”, the holders of which are the “Alexco Optionholders”), the holders of restricted share units of Alexco (the “Alexco RSUs”, the holders of which are the “Alexco RSU Holders”), and the holders of deferred share units of Alexco (the “Alexco DSUs”, the holders of which are the “Alexco DSU Holders”, and collectively with the Alexco Shareholders, the Alexco Optionholders and the Alexco RSU Holders, the “Alexco Securityholders”) to be held at 10:00 a.m. (Vancouver time) on August 30, 2022 at Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, BC V7X 1L3 (the “Meeting”):

(a)	to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) of the Alexco Securityholders approving an arrangement (the “Arrangement”) under Division 5 of Part 9 of the BCBCA, the full text of which is set forth in Appendix “A” to the Circular; and

(b)	to transact such further or other business, including amendments to the foregoing, as may properly be brought before the Meeting or any adjournment or postponement thereof.

3.                     The Meeting will be called, held and conducted in accordance with the BCBCA, the articles of Alexco and the Circular subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4.                     Notwithstanding the provisions of the BCBCA and the articles of Alexco, and subject to the terms of the Arrangement Agreement, Alexco, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Alexco Securityholders respecting such adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements will be given by news release, newspaper advertisement, or by notice sent Alexco Securityholders by one of the methods specified in paragraph 9 of this Interim Order.

5.                     The Record Date (as defined in paragraph 7 below) will not change in respect of any adjournments or postponements of the Meeting.

AMENDMENTS

6.                     Prior to the Meeting, Alexco is authorized to make such amendments, revisions or supplements to the proposed Arrangement and the Plan of Arrangement, in accordance with the terms of the Arrangement Agreement, without any additional notice to the Alexco Securityholders, and the Arrangement and Plan of Arrangement as so amended, revised and supplemented will be the Arrangement and Plan of Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution.

RECORD DATE

7.                     The record date for determining the Alexco Securityholders entitled to receive notice of, attend and vote at the Meeting will be close of business on July 20, 2022 (the “Record Date”).

NOTICE OF MEETING

8.                     The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and Alexco will not be required to send to the Alexco Securityholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA.

9.                     The Circular, the form of proxy, letter of transmittal and election form, and the Notice of Hearing of Petition (collectively referred to as the “Meeting Materials”), in substantially the same form as contained in Exhibits “A”, “B” and “C” to the Clark Affidavit, with such deletions, amendments or additions thereto as counsel for Alexco may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, will be sent to:

(a)	the registered Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders as they appear on the central securities register of Alexco or the records of its registrar and transfer agent as at the close of business on the Record Date at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by one or more of the following methods:

(i)	by prepaid ordinary or air mail addressed to the Alexco Securityholders at their addresses as they appear in the applicable records of Alexco or its registrar and transfer agent as at the Record Date;

(ii)	by delivery in person or by courier to the addresses specified in paragraph 9 (a)(i) above; or

(iii)	by email or facsimile transmission to any Alexco Securityholders who has previously identified himself, herself or itself to the satisfaction of Alexco acting through its representatives, who requests such email or facsimile transmission and the in accordance with such request;

(b)	in the case of non-registered Alexco Shareholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to such beneficial owners in accordance with the procedures prescribed by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators at least three (3) Business Days prior to the twenty-first (21st) day prior to the date of the Meeting; and

(c)	the directors and auditors of Alexco by mailing the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal;

and substantial compliance with this paragraph will constitute good and sufficient notice of the Meeting.

10.                    Accidental failure of or omission by Alexco to give notice to any one or more Alexco Securityholders or any other persons entitled thereto, or the non-receipt of such notice by one or more Alexco Securityholder or any other persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of Alexco (including, without limitation, any inability to use postal services), will not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and will not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Alexco, then it will use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

11.                    Provided that notice of the Meeting is given and the Meeting Materials and Notice Materials are provided to the Alexco Securityholders and other persons entitled thereto in compliance with this Interim Order, the requirement of Section 290(1) (b) of the BCBCA to include certain disclosure in any advertisement of the meeting is waived.

DEEMED RECEIPT OF NOTICE

12.                    The Meeting Materials and Notice Materials will be deemed, for the purposes of this Interim Order, to have been served upon and received:

(a)	in the case of mailing pursuant to paragraph 9(a)(i) above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(b)	in the case of delivery in person pursuant to paragraph 9(a)(ii) above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person’s address in paragraph 9 above; and

(c)	in the case of any means of transmitted, recorded or electronic communication pursuant to paragraph 9(a)(iii) above, when dispatched or delivered for dispatch.

UPDATING MEETING MATERIALS

13.                    Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials and Notice Materials may be communicated to the Alexco Securityholders or other persons entitled thereto by news release, newspaper advertisement or by notice sent to the Alexco Securityholders other persons entitled thereto by any of the means set forth in paragraph 9 of this Interim Order, as determined to be the most appropriate method of communication by the Board of Directors of Alexco.

QUORUM AND VOTING

14.                    The quorum required at the Meeting will be at least one person who is, or who represents by proxy.

15.                    The vote required to pass the Arrangement Resolution will be:

(a)	The affirmative vote of at least 66⅔% of the votes cast by Alexco Shareholders present or represented by proxy at the Meeting, based on one vote of each Alexco Share held; and

(b)	66⅔% of the votes cast by Alexco Securityholders, voting together as a single class, present or represented by proxy at the Meeting, based on one vote for each Alexco Share, Alexco Option, Alexco RSU, and Alexco DSU held; and

(c)	the affirmative vote of a simple majority of the votes cast by Alexco Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding votes attached to Alexco Shares held by any person described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 – Protection of Minority Security holders in Special Transactions.

16.                    In all other respects, the terms, restrictions and conditions set out in the articles of Alexco will apply in respect of the Meeting.

PERMITTED ATTENDEES

17.                    The only persons entitled to attend the Meeting will be (i) the Alexco Securityholders or their respective proxyholders as of the Record Date, (ii) Alexco’s directors, officers, auditors and advisors, (iii) representatives of Hecla, and (iv) any other person admitted on the invitation of the Chair of the Meeting or with the consent of the Chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting will be the Alexco Securityholders as at the close of business on the Record Date, or their respective proxyholders.

SCRUTINEERS

18.                    Representatives of Alexco’s registrar and transfer agent (or any agent thereof) are authorized to act as scrutineers for the Meeting.

SOLICITATION OF PROXIES

19.                    Alexco is authorized to use the form of proxy and letter of transmittal in connection with the Meeting, in substantially the same form as attached as Exhibit “B” to the Clark Affidavit and Alexco may in its discretion waive generally the time limits for deposit of proxies by Alexco Securityholders if Alexco deems it reasonable to do so. Alexco is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

20.                    The procedure for the use of proxies at the Meeting will be as set out in the Meeting Materials. Alexco may in its discretion waive the time limits for the deposit of proxies by Alexco Securityholders if Alexco deems it advisable to do so, such waiver to be endorsed on the proxy by the initials of the Chair of the Meeting.

DISSENT RIGHTS

21.                    Each registered Alexco Shareholder will have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of Sections 237-247 of the BCBCA, as modified by the terms of this Interim Order, the Plan of Arrangement and the Final Order.

22.                    Registered Alexco Shareholders will be the only Alexco Shareholders entitled to exercise rights of dissent. A beneficial holder of Alexco Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered Alexco Shareholder to dissent on behalf of the beneficial holder of Alexco Shares or, alternatively, make arrangements to become a registered Alexco Shareholder.

23.                    In order for a registered Alexco Shareholder to exercise such right of dissent (the “Dissent Right”):

(a)	a Dissenting Alexco Shareholder must deliver a written notice of dissent which must be received by Alexco c/o Blake, Cassels & Graydon Suite 2600 – 595 Burrard Street, Vancouver, BC, V7X 1L3, Attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com by no later than 5:00 p.m. (Vancouver time) on the date that is not later than the day that is at least two days (excluding Saturdays, Sundays and holidays in the Province of British Columbia) prior to the Meeting;

(b)	a Dissenting Alexco Shareholder must not have voted his, her or its Alexco Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(c)	a Dissenting Alexco Shareholder must dissent with respect to all of the Alexco Shares held by such person; and

(d)	the exercise of such Dissent Right must otherwise comply with the requirements of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order and the Final Order.

24.                    Notice to the Alexco Shareholders of their Dissent Right with respect to the Arrangement Resolution will be given by including information with respect to the Dissent Right in the Circular to be sent to Alexco Shareholders in accordance with this Interim Order.

25.                    Subject to further order of this Court, the rights available to the Alexco Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the Alexco Shareholders with respect to the Arrangement.

APPLICATION FOR FINAL ORDER

26.                    Upon the approval, with or without variation, by the Alexco Securityholders of the Arrangement, in the manner set forth in this Interim Order, Alexco may apply to this Court for, inter alia, an order:

(a)	pursuant to BCBCA Sections 291(4)(a) and 295, approving the Arrangement; and

(b)	pursuant to BCBCA Section 291(4)(c) declaring that the terms and conditions of the Arrangement, and the exchange of securities to be effected by the Arrangement, are procedurally and substantively fair and reasonable to those who will receive securities in the exchange

(collectively, the “Final Order”),

and the hearing of the Final Order will be held on September 1, 2022 at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct.

27.                    The form of Notice of Hearing of Petition attached to the Clark Affidavit as Exhibit “C” is hereby approved as the form of Notice of Proceedings for such approval. Any Alexco Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to the terms of this Interim Order.

28.                    Any Alexco Securityholders seeking to appear at the hearing of the application for the Final Order must:

(a)	file and deliver a Response to Petition (a “Response”) in the form prescribed by the Supreme Court Civil Rules, and a copy of all affidavits or other materials upon which they intend to rely, to the Petitioner’s solicitors at:

Blake, Cassels & Graydon LLP Barristers & Solicitors Suite 2600, Three Bentall Centre 595 Burrard Street, PO Box 49314 Vancouver, BC V7X 1L3

Attention: Alexandra Luchenko

by or before 4:00 p.m. (Vancouver time) on August 30, 2022.

29.                    Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraph 9 of this Interim Order will constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings. In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed, is dispensed with.

30.                    In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

31.                    Alexco will be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

32.                    To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable Securities Laws or the articles of Alexco, this Interim Order will govern.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS INTERIM ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

/s/ Alexandra Luchenko
Signature of lawyer for Petitioner
Alexandra Luchenko

BY THE COURT

REGISTRAR

No. _____________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

ALEXCO RESOURCE CORP.

AND HECLA MINING COMPANY

ALEXCO RESOURCE CORP.

PETITIONER

ORDER MADE AFTER APPLICATION

Alexandra Luchenko

Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
595 Burrard Street, PO Box 49314
Vancouver, BC, V7X 1L3
(604) 631-3300

Agent: Dye & Durham

APPENDIX D

PETITION AND NOTICE OF HEARING OF PETITION

See attached.

 D-1

SUPREME COURT OF BRITISH COLUMBIA VANCOUVER REGISTRY JUL 25 2022	No. S ¯ 226031 Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

ALEXCO RESOURCE CORP.,

1080980 B.C. LTD., and HECLA MINING COMPANY

ALEXCO RESOURCE CORP.

PETITIONER

PETITION TO THE COURT

This proceeding has been started by the petitioner for the relief set out in Part 1 below, by

Alexco Resource Corp. (the “Petitioner” or “Alexco”)

If you intend to respond to this petition, you or your lawyer must

(a)	file a response to petition in Form 67 in the above-named registry of this court within the time for response to petition described below, and

(b)	serve on the petitioner(s)

(i)	2 copies of the filed response to petition, and

(ii)	2 copies of each filed affidavit on which you intend to rely at the hearing.

Orders, including orders granting the relief claimed, may be made against you, without any further notice to you, if you fail to file the response to petition within the time for response.

Time for response to petition

A response to petition must be filed and served on the petitioner,

(a)	if you were served with the petition anywhere in Canada, within 21 days after that service,

(b)	if you were served with the petition anywhere in the United States of America, within 35 days after that service,

(c)	if you were served with the petition anywhere else, within 49 days after that service, or

(d)	if the time for response has been set by order of the court, within that time.

(1)	The address of the registry is: 800 Smithe Street, Vancouver, BC, V6Z 2E1
(2)	The ADDRESS FOR SERVICE of the petitioner is:
Blake, Cassels & Graydon LLP
Barristers & Solicitors
Suite 2600, Three Bentall Centre
595 Burrard Street, PO Box 49314
Vancouver, BC V7X 1L3
Attention: Alexandra Luchenko
Fax number address for service (if any) of the petitioner: N/A
E-mail address for service (if any) of the petitioner: Vancouver.service@blakes.com and alexandra.luchenko@blakes.com
(3)	The name and office address of the petitioner’s lawyer is:
Blake, Cassels & Graydon LLP
Barristers & Solicitors
Suite 2600, Three Bentall Centre
595 Burrard Street, PO Box 49314
Vancouver, BC V7X 1L3
Attention: Alexandra Luchenko

CLAIM OF THE PETITIONER

Part 1: ORDERS SOUGHT

The Petitioner applies for:

1.            An order (the “Interim Order”) pursuant to sections 186 and 288 to 297 of the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the “BCBCA”) in the form attached as Appendix “A” to this Petition;

2.           An order (the “Final Order”) pursuant to sections 288-297 of the BCBCA:

(a)	approving an arrangement (the “Arrangement”), more particularly described in the plan of arrangement (the “Plan of Arrangement”), involving Alexco and 1080980 B.C. Ltd. (“108”), a subsidiary of Hecla Mining Company (“Hecla Parent” and together with 108, “Hecla”). The Plan of Arrangement is attached as Appendix “B” to the management information circular entitled Notice of Special Meeting of Alexco Securityholders to be held at 10:00 a.m. (Vancouver time) on August 30, 2022 at Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, BC V7X 1L3 and Management Information Circular dated July 28, 2022 (collectively, the “Circular”), attached as Exhibit “A” to the Affidavit of Michael Clark sworn on July 25, 2022 and filed herein (the “Clark Affidavit”); and,

(b)	declaring that the terms and conditions of the Arrangement and the exchange of Alexco Shares for common shares of Hecla to be effected thereby are procedurally and substantively fair and reasonable to those who will receive securities in the exchange; and

3.           Such further and other relief as counsel for the Petitioner may advise and the Court may deem just.

Part 2: FACTUAL BASIS

DEFINITIONS

1.           As used in this Petition, unless otherwise defined herein, terms beginning with capital letters have the respective meanings set out in the Circular.

THE PETITIONER

2.           Alexco is a corporation existing under the laws of British Columbia. Alexco’s address for service for the purpose of this proceeding is Suite 2600 - 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3.

3.            Alexco is a silver mineral exploration and mine development company operating in the Keno Hill District of the Yukon, Canada. Alexco has three wholly-owned subsidiaries: Alexco Keno Hill Mining Corp. and Alexco Exploration Canada Corp. which were incorporated under the laws of British Columbia, and Elsa Reclamation & Development Company Ltd. which was incorporated under the laws of the Yukon.

4.            The common shares of Alexco (the “Alexco Shares”, the holders of which are the (“Alexco Shareholders”) are currently listed on the Toronto Stock Exchange (the “TSX”) in Canada and the NYSE American in the United States under the symbol “AXU”.

THE PURCHASER

5.          Hecla is principally engaged in the mining and processing of silver and, as a by product, gold ore and the exploration for, and the acquisition of, silver bearing properties in the Americas, and Canada. The principal products of Hecla are silver and gold produced in the form of doré that is shipped to refineries for final processing.

6.            The common shares in the capital of Hecla Parent (the “Hecla Shares”) are listed on the NYSE under the symbol “HL”.

OVERVIEW OF THE ARRANGEMENT

7.           Alexco proposes, in accordance with Sections 186, 288, 289, 290 and 291 of the BCBCA, to call, hold and conduct a special meeting of the Alexco Shareholders, the holders of options to purchase Alexco Shares (“Alexco Options”) of Alexco (the “Alexco Optionholders”), the holders of restricted share units (“Alexco RSUs”) of Alexco (the “Alexco RSU Holders”) and the holders of deferred share units (“Alexco DSUs” and collectively with the Alexco Shares, the Alexco Options and the Alexco RSUs, the “Alexco Securities”) of Alexco (the “Alexco DSU Holders” and collectively with the Alexco Shareholders, the Alexco Optionholders and the Alexco RSU Holders, the (“Alexco Securityholders”) at 10:00 a.m. (Vancouver time) on August 30, 2022 (the “Meeting”), at Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, BC V7X 1L3, whereat, among other things, the Alexco Securityholders will be asked to consider, and if deemed advisable, pass, with or without variation, a special resolution substantially in the form attached as Appendix “A” to the Circular (the “Arrangement Resolution”) approving, with or without variation, the Arrangement.

8.            In summary, the Arrangement provides that 108 will acquire all of the issued and outstanding Alexco Shares. Hecla Parent has assigned its rights and obligations under the Arrangement to 108, while remaining jointly and severally liable for its obligations under the Arrangement. As a result of the Plan of Arrangement, Alexco will become a wholly-owned subsidiary of 108, and a subsidiary of Hecla Parent. The Alexco Shares will then be delisted from the TSX and the NYSE American.

9.	In particular, pursuant to the Plan of Arrangement, each of the following transactions, among others, will occur in the following order commencing at the Effective Time (with capitalized terms not defined herein having the definitions ascribed to them in the Plan of Arrangement):

(a)	each Alexco In-the-Money Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall immediately and unconditionally vest, notwithstanding the terms of the Alexco Option Plan and shall, without any further action by or on behalf of any Alexco Optionholder, be deemed to be assigned and transferred by such Alexco Optionholder (free and clear of all Liens) to Alexco for cancellation in exchange for the Option Consideration. The Alexco Shares comprising the Option Consideration will be issued to such Alexco Optionholder as fully paid and non-assessable shares in the capital of Alexco;

(b)	each Alexco Out-of-the-Money Option outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of any Alexco Optionholder, be cancelled without any payment in respect thereof;

(c)	(i) each Alexco Optionholder shall cease to be a holder of such Alexco Options, (ii) each such holder’s name shall be removed from each applicable register maintained by Alexco, and (iii) all agreements relating to the Alexco Options shall be terminated and shall be of no further force and effect;

(d)	each Alexco DSU outstanding immediately prior to the Effective Time shall immediately and unconditionally vest, notwithstanding the terms of the Alexco DSU Plan and shall, without any further action by or on behalf of the Alexco DSU Holder thereof, be deemed to be assigned and transferred by such Alexco DSU Holder to Alexco (free and clear of all Liens) in exchange for a cash payment. Any such Alexco Shares will be issued to such Alexco DSU Holder as fully paid and non-assessable shares in the capital of Alexco; provided that no share certificates shall be issued with respect to such shares;

(e)	each Alexco DSU Holder shall cease to be a holder of such Alexco DSUs, (ii) each such holder’s name shall be removed from each applicable register maintained by Alexco, and (iii) all agreements relating to the Alexco DSUs shall be terminated and shall be of no further force and effect;

(f)	each Alexco RSU outstanding immediately prior to the Effective Time shall immediately and unconditionally vest, notwithstanding the terms of the Alexco RSU Plan and shall, without any further action by or on behalf of the Alexco RSU Holder thereof, be deemed to be assigned and transferred by such Alexco RSU Holder to Alexco (free and clear of all Liens) in exchange for the number of Alexco Shares equal to the number of Alexco Shares a holder is entitled to under each Alexco RSU less that number of Alexco Shares with a fair market value equal to the amount of required withholding tax rounded up to the nearest Alexco Share. The Alexco Shares will be issued to such Alexco RSU Holder as fully paid and non-assessable shares in the capital of Alexco; provided that no share certificates shall be issued with respect to such shares;

(g)	(i) each Alexco RSU Holder shall cease to be a holder of such Alexco RSUs, (ii) each such holder’s name shall be removed from each applicable register maintained by Alexco, and (iii) all agreements relating to the Alexco RSUs shall be terminated and shall be of no further force and effect;

(h)	each Dissenting Shareholder shall transfer to 108 all of the Dissent Shares held (free and clear of all Liens), without any further act or formality on its part, and in consideration therefor, 108 shall issue to the Dissenting Shareholder a debt- claim to be paid the aggregate fair market value of those Dissent Shares as determined pursuant to Section 5.1 of the Plan of Arrangement, and in respect of the Dissent Shares so transferred

(i)	the Dissenting Shareholder shall cease to be the holder thereof,

(ii)	the name of the Dissenting Shareholder shall be removed from the register maintained by or on behalf of Alexco in respect of the Alexco Shares,

(iii)	the Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer thereof, and

(iv)	the name of 108 shall be added to the register maintained by or on behalf of Alexco in respect of the Alexco Shares as the holder thereof; and

(i)	each Alexco Shareholder shall transfer to 108 (free and clear of all Liens) each whole Alexco Share held (other than any Alexco Shares held by 108 immediately before the Effective Time or acquired by 108 from a Dissenting Shareholder under Section 3.1(h) of the Plan of Arrangement, including the Alexco Shares issued pursuant to Section 3.1(d) or Section 3.1(f) of the Plan of Arrangement in exchange for 0.116 Hecla Shares for each Alexco Share held (the “Consideration”), and

(i)	the Alexco Shareholder shall cease to be the holder thereof,

(ii)	the name of the Alexco Shareholder shall be removed from the register maintained by or on behalf of Alexco in respect of the Alexco Shares,

(iii)	the Alexco Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer thereof, and

(iv)	the name of 108 shall be added to the register maintained by or on behalf of Alexco In respect of the Alexco Shares as the holder thereof;

it being expressly provided that the events provided for in this Section 3.1 of the Plan of Arrangement will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

BACKGROUND TO ARRANGEMENT

10.        The terms of the Arrangement and the provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted between representatives of Alexco, the Special Committee, and Hecla. The material meetings, negotiations, discussions and actions among the parties that preceded the execution and public announcement of the Arrangement Agreement are summarized in the Circular in the section entitled “Background to the Arrangement”.

FAIRNESS OF THE ARRANGEMENT

11.        Alexco retained Cormark Securities Inc. (“Cormark”) to deliver an opinion to the Board and the Special Committee as to whether the Consideration to be received by the Alexco Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Alexco Shareholders. Cormark has delivered an oral and written fairness opinion to the Board and the Shareholders. Cormark has delivered an oral and written fairness opinion to the Board and the Special Committee, dated as of June 30, 2022, concluding that, as of the date thereof, and subject to the assumptions made, matters considered, qualifications, and limitations on the review undertaken, the Consideration to be received by the Alexco Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Alexco Shareholders (the “Cormark Fairness Opinion”).

12.         In evaluating and unanimously approving the Arrangement, the Special Committee and the Board gave careful consideration to the current and expected future position and condition of the business of Alexco, and all terms of the Arrangement Agreement, including the conditions precedent, representations and warranties and deal protection provisions. The Special Committee and the Board considered a number of factors including, among others, the following:

(a)	Premium - The Consideration to be received by Alexco Shareholders pursuant to the Arrangement, based on an implied consideration of US$0.47 per Alexco Share as of the date of the Arrangement Agreement, represents a premium of 12% on a spot basis to the July 1, 2022 closing price, and 24% using the trailing 5-day volume weighted average trading price on the NYSE American for Alexco and the NYSE for Hecla Parent as of market close on July 1, 2022.

(b)	Liquidity - Based on the immediate financing requirements, the business, operations, financial condition and prospects of Alexco, as well as the current and prospective environment in which Alexco operates, including macroeconomic conditions in Canada and globally, there is a significant risk that the Alexco Shares could continue to trade below US$0.417 over the short to medium term. The Consideration provides Alexco Shareholders with immediate liquidity at a price that may not be available in the absence of the Arrangement.

(c)	Strengths and Strategic Fit - If the Arrangement is completed, it is expected that Alexco Shareholders will benefit from:

(i)	the consolidation of the assets of Alexco and Hecla;

(ii)	jurisdictional and project risk diversification; and

(iii)	enhanced capital markets profile, financing capacity and access to capital.

Alexco Shareholders will also be able to continue to participate in the potential upside from any exploration and development success related to the properties of Alexco, as well as the other properties of Hecla. It is expected that Alexco Shareholders will hold approximately 3% of the Hecla Shares on an outstanding undiluted basis upon completion of the Arrangement.

(d)	Process - The Arrangement with Hecla resulted from discussions that began months ago. During that time, the management and financial advisors of Alexco communicated with several other parties regarding potential transactions. Confidentiality agreements were entered into with seven potential acquirors or merger partners. Discussions were held with each. The Arrangement is the most attractive of those alternatives. All potential acquirors or merger partners expressed the view that the Wheaton Stream Agreement would require amendment to ensure the financial viability of the Keno Hill Project. Of all of the parties Alexco approached, only Hecla was successful in negotiating satisfactory arrangements with Wheaton with respect to the Wheaton Stream Agreement.

(e)	Business and Industry Risks - The business, operations, assets, financial condition, operating results and prospects of Alexco are subject to significant uncertainty, including risks associated with Wheaton’s silver purchase streaming rights on its Keno Hill Project pursuant to the terms of the Wheaton Stream Agreement, risks associated with a negative working capital position, and risks associated with obtaining financing on acceptable terms or at all. The Special Committee concluded that Alexco immediately required additional financing and of the financing alternatives, the Arrangement provided a more favourable outcome to Alexco and its stakeholders than any other option that was reasonably available. Further, the Special Committee determined that the Consideration under the Arrangement is more favourable to Alexco Shareholders than continuing with Alexco’s current business plan in light of these risks and uncertainties.

(f)	Fairness Opinion - The Cormark Opinion provides that, as of the date of such opinion and subject to and based on the assumptions, limitations and qualifications described therein, the Consideration to be received by Alexco Shareholders, other than Hecla and its affiliate, is fair, from a financial point of view, to such holders. The Special Committee considered the compensation arrangements with Cormark and Cormark’s confirmation that it is independent of Alexco and Hecla when considering the Cormark Opinion.

(g)	Acceptance by Directors, Senior Officers - Pursuant to voting agreements, the directors and senior officers of Alexco have agreed to vote all of their Alexco Shares and Alexco Options in favour of the Arrangement at the meeting of Alexco Securityholders to approve the Arrangement.

(h)	Ability to Respond to Unsolicited Superior Proposals - Subject to the terms of the Arrangement Agreement, the Board will remain able to respond to any unsolicited bona fide Acquisition Proposal if the Board determines, in good faith after consultation with its outside financial and legal advisors, that such proposal constitutes or could reasonably be expected to lead to a Superior Proposal (as defined in the Arrangement Agreement). The amount of the Termination Fee payable in certain circumstances, being US$10,000,000, would not, in the view of the Special Committee when viewed as a percentage of the total enterprise value of Alexco and the value of the liability represented by the Wheaton streaming agreement, preclude a third party from potentially making a Superior Proposal.

(i)	Negotiated Transaction - The Arrangement Agreement is the result of a comprehensive negotiation process with respect to the key elements of the Arrangement Agreement and Plan of Arrangement, which includes terms and conditions that are reasonable in the judgment of the Special Committee.

(j)	Fairness of the Conditions - The Arrangement Agreement provides for certain conditions to completion of the Arrangement, which conditions are not unduly onerous or outside market practice and could reasonably be expected to be satisfied in the judgment of the Special Committee.

(k)	Securityholder Approval - The Arrangement must be approved by (i) not less than 66⅔% of the votes cast by Alexco Shareholders present in person or represented by proxy at a special meeting of Alexco Shareholders and (ii) not less than 66⅔% of the votes cast by Alexco Securityholders present in person or represented by proxy at a special meeting of securityholders, voting together as a single class.

(I)	Court Approval - The Plan of Arrangement must be approved by the Court which will consider, among other things, the fairness and reasonableness of the Plan of Arrangement to Alexco Shareholders.

(m)	Dissent Rights - The terms of the Plan of Arrangement provide that Registered Alexco Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise Dissent Rights and, if ultimately successful, receive fair value for their Alexco Shares (as described in the Plan of Arrangement).

13.         The completion of the Arrangement is subject to various conditions, including approval by the Alexco Shareholders in accordance with the terms of the Interim Order and approval by the Court.

THE MEETING AND APPROVALS

14.         The Record Date for determining the Alexco Securityholders entitled to receive notice of, attend and vote at the Meeting is the close of business on July 20, 2022.

15.         In connection with the Meeting, Alexco intends to send, to each Alexco Securityholder a copy of the following material and documentation (collectively referred to as the “Meeting Materials”) substantially in the form attached as Exhibits “A”, “B” and “C” to the Clark Affidavit,:

(a)	the Circular (together with a cover letter to Alexco Securityholders) which includes, among other things:

(i)	the Notice of Special Meeting of Alexco Securityholders;

(ii)	a summary of the effects of the Arrangement;

(iii)	a summary of the reasons for the Recommendation;

(iv)	the text of the Arrangement Resolution;

(v)	a copy of the Cormark Opinion;

(vi)	a copy of the Plan of Arrangement;

(vii)	a copy of the Interim Order; and

(viii)	the text of Division 2 of Part 8 of the BCBCA setting out the dissent provisions of the BCBCA;

(b)	the form of proxy and letter of transmittal and election form; and

(c)	a copy of the Notice of Hearing of Petition.

16.         The Circular, which includes the Notice of Hearing of Petition, will be sent to the Alexco Securityholders receiving notice no later than twenty-one days before the Meeting.

17.         All such documents may contain such amendments thereto as Alexco may advise are necessary or desirable and not inconsistent with the terms of the Interim Order.

QUORUM AND VOTING

18.         In accordance with the articles of Alexco, the quorum required at the Meeting will be at least one person who is, or who represents by proxy.

19.         It is proposed that the vote required to pass the Arrangement Resolution will be:

(a)	The affirmative vote of at least 66⅔% of the votes cast by Alexco Shareholders present or represented by proxy at the Meeting, based on one vote of each Alexco Share held;

(b)	66⅔% of the votes cast by Alexco Securityholders, voting together as a single class, present or represented by proxy at the Meeting, based on one vote for each Alexco Share, Alexco Option, Alexco RSU, and Alexco DSU held; and

(c)	the affirmative vote of a simple majority of the votes cast by Alexco Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding votes attached to Alexco Shares held by any person described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 - Protection of Minority Security holders in Special Transactions.

DISSENT RIGHTS

20.         Each registered Alexco Shareholder will have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order. Registered Alexco Shareholders will be the only Alexco Shareholders entitled to exercise rights of dissent. A beneficial holder of Alexco Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered Alexco Shareholder to dissent on behalf of the beneficial holder of Alexco Shares or, alternatively, make arrangements to become a registered Alexco Shareholder.

21.         In order for a registered Alexco Shareholder to exercise such right of dissent (the “Dissent Right”):

(a)	a Dissenting Alexco Shareholder must deliver a written notice of dissent which must be received by Alexco c/o Blake, Cassels & Graydon Suite 2600 – 595 Burrard Street, Vancouver, BC, V7X 1L3, Attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com by no later than 5:00 p.m. (Vancouver time) on the date that is not later than the day that is at least two days (excluding Saturdays, Sundays and holidays in the Province of British Columbia) prior to the Meeting;

(b)	a Dissenting Alexco Shareholder must not have voted his, her or its Alexco Shares at the Meeting, either by proxy or in person, in favor of the Arrangement Resolution;

(c)	a Dissenting Alexco Shareholder must dissent with respect to all of the Alexco Shares held by such person; and

(d)	the exercise of such Dissent Right must otherwise comply with the requirements of sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order.

22.         Notice to the Alexco Shareholders of their Dissent Right with respect to the Arrangement Resolution will be given by including information with respect to the Dissent Right in the Circular to be sent to Alexco Shareholders in accordance with the Interim Order.

23.         Subject to further order of this Court, the rights available to the Alexco Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the Alexco Shareholders with respect to the Arrangement.

UNITED STATES SECURITYHOLDERS

24.         There are Alexco Securityholders in the United States. The issuance of Hecla Shares in exchange for Alexco Shares (including Alexco Shares issued to Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders as part of the Arrangement) pursuant to the Arrangement has not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”). Alexco hereby advises the Court that, based upon the Final Order, Hecla intends to rely on the exemption from the registration requirements of the 1933 Act set forth in Section 3(a)(10) thereof, with respect to the issuance of Hecla Shares pursuant to the Arrangement.

25.         In order to ensure that the exchange of Hecla Shares in exchange for Alexco Shares pursuant to the Arrangement will be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof, it is necessary that:

(a)	all persons, including all Alexco Securityholders, entitled to receive Hecla Shares pursuant to the Arrangement are given adequate notice advising them of their rights to attend the hearing of the Court to approve of the Arrangement and are provided with sufficient information necessary for them to exercise that right; there cannot be any improper impediment to the appearance by such persons at the hearing of the Court to approve of the Arrangement (though the requirement to file a notice of an intention to appeal, will not be considered to be such an impediment);

(b)	all persons, including all Alexco Securityholders, entitled to receive Hecla Shares pursuant to the Arrangement are advised that such Hecla Shares have not been registered under the 1933 Act and will be issued by Hecla in reliance on the exemption from registration provided by Section 3(a)(10) of the 1933 Act;

(c)	the Interim Order specifies that each person, including all Alexco Securityholders, entitled to receive Hecla Shares pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time; and

(d)	the Court holds a hearing before approving the fairness of the terms and conditions of the Arrangement and issuing the Final Order, the Court finds, prior to approving the Final Order, that the terms and conditions of the issuance of Hecla Shares in exchange for Alexco Shares (including Alexco Shares issued to Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders as part of the Arrangement) pursuant to the Arrangement are fair and reasonable to all persons who are entitled to receive Hecla Shares pursuant to the Arrangement, and the Final Order expressly states that the terms and conditions of the issuance of Hecla Shares in exchange for Alexco Shares (including Alexco Shares issued to Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders as part of the Arrangement) pursuant to the Arrangement are fair and reasonable to all persons entitled to receive Hecla Shares pursuant to the Arrangement.

NO CREDITOR IMPACT

26.         The Arrangement does not contemplate a compromise of any debt or any debt instruments of Alexco and no creditor of Alexco will be negatively affected by the Arrangement.

Part 3: LEGAL BASIS

1.	Sections 186 and 288 to 297 the BCBCA;

2.	Rules 2-1(2)(b), 4-4, 4-5, 8-1 and 16-1 of the Supreme Court Civil Rules;

3.	Section 3(a)(10) of the United States Securities Act of 1933; and

4.	The equitable and inherent jurisdiction of the Court.

Part 4: MATERIALS TO BE RELIED ON

The Petitioner will rely on:

1.	Affidavit #1 of Michael Clark, made on July 25, 2022;

2.	Affidavit #2 of Michael Clark, to be sworn; and

3.	Such further and other material as counsel may advise and this Honourable Court may allow.

The Petitioner estimates that the hearing of the petition will take 20 minutes.

Date:	July 25, 2022	/s/ Alexandra Luchenko
Signature of lawyer for Petitioner
Alexandra Luchenko

To be completed by the court only:

Order made

[ ]    in the terms requested in paragraphs ...................................... of Part 1 of this petition

[ ]    with the following variations and additional terms:

 ..........................................................................................................................

 ..........................................................................................................................

 ..........................................................................................................................

 ..........................................................................................................................

 ..........................................................................................................................

Date: .................... [dd/mmm/yyyy] .......................
...................................................................................................................................
Signature of [ ] Judge [ ] Master

ENDORSEMENT ON ORIGINATING PETITION

FOR SERVICE OUTSIDE BRITISH COLUMBIA

The Petitioner claims the right to serve this Petition outside British Columbia on the grounds enumerated in Sections 10(e) and 10(h) of the Court Jurisdiction and Proceedings Transfer Act, that the proceeding:

(e)	concerns contractual obligations, and

(i)  the contractual obligations, to a substantial extent, were to be performed in British Columbia,

(ii) by its express terms, the contract is governed by the law of British Columbia, or

(iii) the contract

(A) is for the purchase of property, services or both, for use other than in the course of the purchaser’s trade or profession, and

(B)  resulted from a solicitation of business in British Columbia by or on behalf of the seller, and

(h)	concerns a business carried on in British Columbia.

APPENDIX “A”

No.
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

ALEXCO RESOURCE CORP.,

1080980 B.C. LTD., and HECLA MINING COMPANY

ALEXCO RESOURCE CORP.

PETITIONER

ORDER MADE AFTER APPLICATION

BEFORE	)	27/July/2022
)
)

ON THE APPLICATION of the Petitioner, Alexco Resource Corp. (“Alexco”) for an Interim Order pursuant to its Petition filed on July 25, 2022.

[x]	without notice coming on for hearing by Microsoft Teams at Vancouver, British Columbia on July 27, 2022 and on hearing Alexandra Luchenko, counsel for the Petitioner and upon reading the Petition herein and the Affidavit of Michael Clark sworn on July 25, 2022 and filed herein (the “Clark Affidavit”); and upon being advised that it is the intention of 1080980 B.C. Ltd. (“108”), a subsidiary of Hecla Mining Company (“Hecla Parent” and together with 108, “Hecla”) to rely upon Section 3(a)(10) of the United States Securities Act of 1933 (the “1933 Act”) as a basis for an exemption from the registration requirements of the 1933 Act with respect to securities of Hecla issued under the proposed Plan of Arrangement based on the Court’s approval of the Arrangement;

THIS COURT ORDERS THAT:

DEFINITIONS

1.                          As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the information circular entitled Notice of Special Meeting of Alexco Securityholders to be held at 10:00 a.m. (Vancouver time) on August 30, 2022 at Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, BC V7X 1L3 and Management Information Circular dated July 28, 2022 (the “Circular”), attached as Exhibit “A” to the Clark Affidavit.

MEETING

2.                          Pursuant to Sections 186, 288, 289, 290 and 291 of the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the “BCBCA”), Alexco is authorized and directed to call, hold and conduct a special meeting of the holders of common shares of Alexco (the “Alexco Shares”, the holders of which are the “Alexco Shareholders”), the holders of options to purchase Alexco Shares (the “Alexco Options”, the holders of which are the “Alexco Optionholders”), the holders of restricted share units of Alexco (the “Alexco RSUs”, the holders of which are the “Alexco RSU Holders”), and the holders of deferred share units of Alexco (the “Alexco DSUs”, the holders of which are the “Alexco DSU Holders”, and collectively with the Alexco Shareholders, the Alexco Optionholders and the Alexco RSU Holders, the “Alexco Securityholders”) to be held at 10:00 a.m. (Vancouver time) on August 30, 2022 at Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, BC V7X 1L3 (the “Meeting”):

(a)	to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) of the Alexco Securityholders approving an arrangement (the “Arrangement”) under Division 5 of Part 9 of the BCBCA, the full text of which is set forth in Appendix “A” to the Circular; and

(b)	to transact such further or other business, including amendments to the foregoing, as may properly be brought before the Meeting or any adjournment or postponement thereof.

3.                          The Meeting will be called, held and conducted in accordance with the BCBCA, the articles of Alexco and the Circular subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4.                           Notwithstanding the provisions of the BCBCA and the articles of Alexco, and subject to the terms of the Arrangement Agreement, Alexco, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Alexco Securityholders respecting such adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements will be given by news release, newspaper advertisement, or by notice sent Alexco Securityholders by one of the methods specified in paragraph 9 of this Interim Order.

5.                           The Record Date (as defined in paragraph 7 below) will not change in respect of any adjournments or postponements of the Meeting.

AMENDMENTS

6.                           Prior to the Meeting, Alexco is authorized to make such amendments, revisions or supplements to the proposed Arrangement and the Plan of Arrangement, in accordance with the terms of the Arrangement Agreement, without any additional notice to the Alexco Securityholders, and the Arrangement and Plan of Arrangement as so amended, revised and supplemented will be the Arrangement and Plan of Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution.

RECORD DATE

7.                           The record date for determining the Alexco Securityholders entitled to receive notice of, attend and vote at the Meeting will be close of business on July 20, 2022 (the “Record Date”).

NOTICE OF MEETING

8.                           The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and Alexco will not be required to send to the Alexco Securityholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA.

9.                           The Circular, the form of proxy, letter of transmittal and election form, and the Notice of Hearing of Petition (collectively referred to as the “Meeting Materials”), in substantially the same form as contained in Exhibits “A”, “B” and “C” to the Clark Affidavit, with such deletions, amendments or additions thereto as counsel for Alexco may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, will be sent to:

(a)	the registered Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders as they appear on the central securities register of Alexco or the records of its registrar and transfer agent as at the close of business on the Record Date at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by one or more of the following methods:

(i)	by prepaid ordinary or air mail addressed to the Alexco Securityholders at their addresses as they appear in the applicable records of Alexco or its registrar and transfer agent as at the Record Date;

(ii)	by delivery in person or by courier to the addresses specified in paragraph 9 (a)(i) above; or

(iii)	by email or facsimile transmission to any Alexco Securityholders who has previously identified himself, herself or itself to the satisfaction of Alexco acting through its representatives, who requests such email or facsimile transmission and the in accordance with such request;

(b)	in the case of non-registered Alexco Shareholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to such beneficial owners in accordance with the procedures prescribed by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators at least three (3) Business Days prior to the twenty-first (21st) day prior to the date of the Meeting; and

(c)	the directors and auditors of Alexco by mailing the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal;

and substantial compliance with this paragraph will constitute good and sufficient notice of the Meeting.

10.                         Accidental failure of or omission by Alexco to give notice to any one or more Alexco Securityholders or any other persons entitled thereto, or the non-receipt of such notice by one or more Alexco Securityholder or any other persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of Alexco (including, without limitation, any inability to use postal services), will not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and will not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Alexco, then it will use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

11.                         Provided that notice of the Meeting is given and the Meeting Materials and Notice Materials are provided to the Alexco Securityholders and other persons entitled thereto in compliance with this Interim Order, the requirement of Section 290(1)(b) of the BCBCA to include certain disclosure In any advertisement of the meeting is waived.

DEEMED RECEIPT OF NOTICE

12.                         The Meeting Materials and Notice Materials will be deemed, for the purposes of this Interim Order, to have been served upon and received:

(a)	in the case of mailing pursuant to paragraph 9(a)(i) above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(b)	in the case of delivery in person pursuant to paragraph 9(a)(ii) above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person’s address in paragraph 9 above; and

(c)	in the case of any means of transmitted, recorded or electronic communication pursuant to paragraph 9(a)(iii) above, when dispatched or delivered for dispatch.

UPDATING MEETING MATERIALS

13.                        Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials and Notice Materials may be communicated to the Alexco Securityholders or other persons entitled thereto by news release, newspaper advertisement or by notice sent to the Alexco Securityholders other persons entitled thereto by any of the means set forth in paragraph 9 of this Interim Order, as determined to be the most appropriate method of communication by the Board of Directors of Alexco.

QUORUM AND VOTING

14.                        The quorum required at the Meeting will be at least one person who is, or who represents by proxy.

15.                        The vote required to pass the Arrangement Resolution will be:

(a)	The affirmative vote of at least 66⅔% of the votes cast by Alexco Shareholders present or represented by proxy at the Meeting, based on one vote of each Alexco Share held; and

(b)	66⅔% of the votes cast by Alexco Securityholders, voting together as a single class, present or represented by proxy at the Meeting, based on one vote for each Alexco Share, Alexco Option, Alexco RSU, and Alexco DSU held; and

(c)	the affirmative vote of a simple majority of the votes cast by Alexco Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding votes attached to Alexco Shares held by any person described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 - Protection of Minority Security holders in Special Transactions.

16.                        In all other respects, the terms, restrictions and conditions set out in the articles of Alexco will apply in respect of the Meeting.

PERMITTED ATTENDEES

17.                         The only persons entitled to attend the Meeting will be (i) the Alexco Securityholders or their respective proxyholders as of the Record Date, (ii) Alexco’s directors, officers, auditors and advisors, (iii) representatives of Hecla, and (iv) any other person admitted on the invitation of the Chair of the Meeting or with the consent of the Chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting will be the Alexco Securityholders as at the close of business on the Record Date, or their respective proxyholders.

SCRUTINEERS

18.                         Representatives of Alexco’s registrar and transfer agent (or any agent thereof) are authorized to act as scrutineers for the Meeting.

SOLICITATION OF PROXIES

19.                         Alexco is authorized to use the form of proxy and letter of transmittal in connection with the Meeting, in substantially the same form as attached as Exhibit “B” to the Clark Affidavit and Alexco may in its discretion waive generally the time limits for deposit of proxies by Alexco Securityholders if Alexco deems it reasonable to do so. Alexco is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

20.                         The procedure for the use of proxies at the Meeting will be as set out in the Meeting Materials, Alexco may in its discretion waive the time limits for the deposit of proxies by Alexco Securityholders if Alexco deems it advisable to do so, such waiver to be endorsed on the proxy by the initials of the Chair of the Meeting.

DISSENT RIGHTS

21.                         Each registered Alexco Shareholder will have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of Sections 237-247 of the BCBCA, as modified by the terms of this Interim Order, the Plan of Arrangement and the Final Order.

22.                         Registered Alexco Shareholders will be the only Alexco Shareholders entitled to exercise rights of dissent. A beneficial holder of Alexco Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered Alexco Shareholder to dissent on behalf of the beneficial holder of Alexco Shares or, alternatively, make arrangements to become a registered Alexco Shareholder.

23.                         In order for a registered Alexco Shareholder to exercise such right of dissent (the “Dissent Right”):

Arrangement, are procedurally and substantively fair and reasonable to those who will receive securities in the exchange

(collectively, the “Final Order”),

and the hearing of the Final Order will be held on September 1, 2022 at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct.

27.                         The form of Notice of Hearing of Petition attached to the Clark Affidavit as Exhibit “C” is hereby approved as the form of Notice of Proceedings for such approval. Any Alexco Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to the terms of this Interim Order.

28.                         Any Alexco Securityholders seeking to appear at the hearing of the application for the Final Order must:

(a)	file and deliver a Response to Petition (a “Response”) in the form prescribed by the Supreme Court Civil Rules, and a copy of all affidavits or other materials upon which they intend to rely, to the Petitioner’s solicitors at:

Blake, Cassels & Graydon LLP

Barristers & Solicitors

Suite 2600, Three Bentall Centre

595 Burrard Street, PO Box 49314

Vancouver, BC V7X 1L3

Attention: Alexandra Luchenko

by or before 4:00 p.m. (Vancouver time) on August 30, 2022.

29.                        Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraph 9 of this Interim Order will constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings. In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed, is dispensed with.

30.                         In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response In accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

31.                         Alexco will be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

32.                         To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable Securities Laws or the articles of Alexco, this Interim Order will govern.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS INTERIM ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of lawyer for Petitioner
Alexandra Luchenko

BY THE COURT

REGISTRAR

No. __________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

ALEXCO RESOURCE CORP.

AND HECLA MINING COMPANY

ALEXCO RESOURCE CORP.

PETITIONER

ORDER MADE AFTER APPLICATION

Alexandra Luchenko

Blake, Cassels & Graydon LLP

Suite 2600, Three Bentall Centre

595 Burrard Street, PO Box 49314

Vancouver, BC, V7X 1L3

(604) 631-3300

Agent:  Dye & Durham

No.
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

ALEXCO RESOURCE CORP.,

1080980 B.C. LTD., and HECLA MINING COMPANY

ALEXCO RESOURCE CORP.

PETITIONER

NOTICE OF HEARING

TAKE NOTICE that the Petition filed on July 25, 2022 will be heard by Microsoft Teams at 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1 on July 27, 2022 at 9:45am.

1.	Date of hearing

The application for the order is without notice.

2.	Duration of hearing

The hearing will take 20 minutes.

3.	Jurisdiction

This matter is within the jurisdiction of a master.

Contact information for Petitioner’s counsel:

Alexandra Luchenko

Blake, Cassels & Graydon LLP

Suite 2600 – 595 Burrard Street

Vancouver, BC V7X 1L3

Telephone: 604.631.4166

Email: alexandra.luchenko@blakes.com

Date: July 25, 2022

/s/ Alexandra Luchenko
Lawyer for Petitioner
Alexandra Luchenko

APPENDIX E

CORMARK OPINION

See attached.

E-1

July 3, 2022

The Special Committee of the Board of Directors of Alexco Resource Corp.

555 Burrard Street, Suite 1225
Vancouver, BC

V7X 1M9

To the Special Committee of the Board of Directors:

Cormark Securities Inc. (“Cormark Securities”, “we” or “us”) understands that Alexco Resource Corp. (“Alexco” or the “Company”) and Hecla Mining Company (“Hecla” or the “Acquiror”) propose to enter into an arrangement agreement to be dated as of July 4, 2022 (the “Arrangement Agreement”) pursuant to which, among other things, Hecla will acquire 100% of the outstanding common shares of Alexco (each a “Alexco Share”) not already owned by Hecla, with each holder of Alexco Shares entitled to receive 0.116 common shares of Hecla (the “Hecla Shares”) in exchange for each Alexco Share held (the “Consideration”, and collectively, the “Transaction”). In addition, in connection with the Transaction, Hecla is to provide Alexco with a US$30 million secured loan facility (the “Bridge Loan”) and is to purchase 8,984,100 Alexco Shares at C$0.50 per Alexco Share, having an aggregate value of C$4,492,050, which will result in 9.9% of Alexco Shares being held by Hecla or its affiliates.

We also understand that:

•	the Transaction as contemplated by the Arrangement Agreement is proposed to be effected by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”);

•	the terms and conditions of the Transaction will be fully described in a management information circular of Alexco (the “Circular”) to be mailed to Alexco shareholders (the “Alexco Shareholders”) and certain other securityholders (collectively, the “Alexco Securityholders”) in connection with the special meeting of the Alexco Securityholders to be held to consider and, if deemed advisable, approve the Transaction; and

•	each of the directors and officers of Alexco will enter into voting support agreements (the “Voting Agreements”) pursuant to which each of them will agree to vote their Alexco Shares in favour of the Transaction.

Cormark Securities has been retained by the Special Committee of the Board of Directors (the “Special Committee”) to provide an opinion to the Special Committee with respect to the fairness, from a financial point of view, of the Consideration to be paid by Hecla to the Alexco Shareholders, other than Hecla and its affiliates, pursuant to the Transaction (the “Fairness Opinion”). We understand that the formal valuation requirement under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) does not apply in respect of the Transaction. This Fairness Opinion does not constitute a “formal valuation” within the meaning of MI 61-101.

CORMARK SECURITIES’ ENGAGEMENT

Cormark Securities was formally retained by the Special Committee pursuant to an engagement letter dated May 30, 2022 (the “Engagement Letter”). Under the terms of the Engagement Letter, Cormark Securities agreed to provide the Special Committee with various advisory services in connection with the Transaction including, among other things, the provision of the Fairness Opinion.

The terms of the Engagement Letter provide that Cormark Securities shall be paid a fixed fee upon delivery of the Fairness Opinion (the “Fairness Opinion Fee”) to be paid within two business days of the oral delivery of the Fairness Opinion, which occurred on July 3, 2022 (the “Opinion Date”). The Fairness Opinion Fee is not contingent in whole or in part on the success or completion of the Transaction or on the conclusions reached in the Fairness Opinion. Furthermore, Cormark Securities is to be reimbursed for its reasonable and documented out-of-pocket expenses and is to be indemnified by the Company, in certain circumstances, against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the provision of its services pursuant to the Engagement Letter. The fees paid to Cormark Securities in connection with the Engagement Letter are not financially material to Cormark Securities.

Royal Bank Plaza	Phone:	(416) 362-7485	Participating Organization: Montreal
North Tower, Suite 1800	Fax:	(416) 943-6496	Exchange, Toronto Stock Exchange,
P.O. Box 63	Toll Free:	(800) 461-2275	TSX Venture Exchange
Toronto, ON M5J 2J2

On the Opinion Date, at the request of the Special Committee, Cormark Securities orally delivered the Fairness Opinion to the Special Committee based upon and subject to the scope of review, analyses, assumptions, limitations, qualifications and other matters described herein. This Fairness Opinion provides the same opinion, in writing, as that given orally by Cormark Securities on the Opinion Date. This opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of this Fairness Opinion.

CREDENTIALS OF CORMARK SECURITIES

Cormark Securities is an independent Canadian investment dealer providing investment research, equity sales and trading and investment banking services to a broad range of institutions and corporations. Cormark Securities has participated in a significant number of transactions involving public and private companies, maintains a particular expertise advising companies in the global mining sector and has extensive experience in preparing fairness opinions.

This Fairness Opinion represents the opinion of Cormark Securities and its form and content have been approved for release by a committee of senior investment banking professionals of Cormark Securities, each of whom is experienced in merger, acquisition, divestiture, valuation, fairness opinion and other capital markets matters.

INDEPENDENCE OF CORMARK SECURITIES

Neither Cormark Securities, nor any of its affiliates or associates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, the Acquiror, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

Cormark Securities has not been engaged to provide financial advisory services to any of the Interested Parties nor has it participated in any financing involving any of the Interested Parties within the past 24-month period other than (i) acting as financial advisor to the Company in connection with the Transaction; (ii) acting as co-lead underwriter to Alexco in connection with its C$30.0 million bought deal public offering of common shares, which closed in July 2020; (iii) acting as co-lead underwriter to Alexco in connection with its C$11.7 million bought deal public offering of flow-through common shares, which closed in January 2021; (iv) acting as co-lead underwriter to Alexco in connection with its C$28.8 million bought deal public offering of common shares, which closed in June 2021; and (v) acting as lead underwriter to Alexco in connection with its C$9.2 million bought deal public offering of flow-through common shares, which closed in January 2022.

There are no understandings, agreements or commitments between Cormark Securities and any Interested Party with respect to any future business dealings. However, Cormark Securities may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for an Interested Party.

Cormark Securities acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had, may have, and may in the future have, positions in the securities of Alexco or other Interested Parties and, from time to time, may have executed or may execute transactions on behalf of such entities or other clients for which it may have received or may receive compensation. As an investment dealer, Cormark Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Transaction, Alexco, or other Interested Parties.

SCOPE OF REVIEW

In connection with preparing the Fairness Opinion, Cormark Securities has reviewed, relied upon (without verifying or attempting to verify independently the completeness or accuracy thereof) or carried out, among other things, the following:

a)	a draft of the Arrangement Agreement;

b)	a draft of the Voting Agreements;

c)	drafts of the definitive documents in respect of the Bridge Loan;

d)	written acquisition proposals to the Company from Hecla dated June 24, 2022 and June 26, 2022;

e)	the audited financial statements and annual reports of the Company for the fiscal years ended December 31, 2019, 2020 and 2021;

f)	quarterly financial statements and MD&A of the Company for the quarters ended March 31, 2022, September 30, 2021, June 30, 2021, March 31, 2021, September 30, 2020, June 30, 2020, March 31, 2020, September 30, 2019, June 30, 2019, and March 31, 2019;

g)	the annual information forms of the Company for the fiscal years ended December 31, 2020 and 2021;

h)	the management information circular for the Company dated April 28, 2022;

i)	the amended and restated silver purchase agreement between the Company and Wheaton dated August 5, 2020;

j)	the NI 43-101 Technical Report on Updated Mineral Resource and Reserve Estimate of the Keno Hill Silver District effective April 1, 2021, prepared by Mining Plus Canada;

k)	other certain publicly available information relating to the business, operations, financial condition and trading history of the Company relating to the business, operations and financial condition of the Company;

l)	certain internal financial, operational, corporate and other information with respect to the Company, including a financial model relating to Alexco prepared by management of the Company (the “Alexco Management Model”), as well as internal operating and financial projections prepared by the Company (and discussions with management with respect to such information, model and projections);

m)	discussions with management of the Company relating to the Company’s current business, plan, financial condition and prospects;

n)	public information with respect to selected precedent transactions we considered relevant;

o)	other publicly available information relating to selected public companies considered by us to be relevant, including published reports by equity research analysts and industry reports;

p)	a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company; and

q)	such other information, investigations, analyses and discussions as we considered necessary or appropriate.

Cormark Securities has not, to the best of its knowledge, been denied access by the Company to any information requested by Cormark Securities. Cormark Securities did not meet with the auditors of the Company and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the consolidated financial statements of the Company and the reports of the auditors thereon.

PRIOR VALUATIONS

The Company has represented to Cormark Securities that there have not been any prior valuations (as defined in MI 61-101) of the Company or its material assets or its securities in the past 24 month period.

ASSUMPTIONS AND LIMITATIONS

Cormark Securities has not been asked to prepare and has not prepared a formal valuation of the Company pursuant to MI 61-101 or otherwise or any of its respective securities or assets, and the Fairness Opinion should not be construed as such. In addition, the Fairness Opinion is not, and should not be construed as, advice as to the price at which the Alexco Shares may trade at any future date. Cormark Securities was similarly not engaged to review any legal, tax or accounting aspects of the Transaction. Cormark Securities has relied upon, without independent verification or investigation, the assessment by the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. In addition, the Fairness Opinion does not address the relative merits of the Transaction as compared to any other transaction involving the Company or the prospects or likelihood of any alternative transaction or any other possible transaction involving the Company, its assets or its securities. The Fairness Opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid by the Acquiror in connection with the Transaction and not the strategic or legal merits of the Transaction. The Fairness Opinion does not provide assurance that the best possible price or transaction was obtained. Nothing contained herein is to be construed as a legal interpretation, an opinion on any contract or document, or a recommendation to invest or divest.

The Fairness Opinion has been provided for the exclusive use of the Special Committee and the board of directors of the Company and should not be construed as a recommendation to vote in favour of the Transaction or relied upon by any other person. Except for the inclusion of the Fairness Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Fairness Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent. Cormark Securities will not be held liable for any losses sustained by any person should the Fairness Opinion be circulated, distributed, published, reproduced or used contrary to the provisions of this paragraph.

The Fairness Opinion is rendered as of the Opinion Date on the basis of securities markets, economic and general business and financial conditions prevailing on that date. It must be recognized that fair market value, and hence fairness from a financial point of view, changes from time to time, not only as a result of internal factors, but also because of external factors such as changes in the economy, commodity prices, environmental laws and regulations, markets for minerals, competition and changes in consumer/investor preferences. Cormark Securities disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to Cormark Securities’ attention after the Opinion Date. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the Opinion Date, Cormark Securities reserves the right to change, modify or withdraw the Fairness Opinion.

With the approval of the Special Committee, Cormark Securities has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources (in respect of Alexco) or provided to it by or on behalf of, or at the request of, the Company and its directors, officers, agents and advisors or otherwise (collectively, the “Information”) and Cormark Securities has assumed that the Information did not omit to state any material fact or any fact necessary to be stated to make the Information not misleading. The Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of the Information and assumes there are no undisclosed material facts, no new material facts arising since the date of the Information or other undisclosed material changes with respect to the Company. Subject to the exercise of professional judgment and except as expressly described herein, Cormark Securities has not attempted to independently verify or investigate the completeness, accuracy or fair presentation of any of the Information.

With respect to any financial and operating forecasts, projections, financial models (including in respect of the Alexco Management Model, to which we have not made any changes other than utilizing commodity price assumptions that we believe more accurately represents the consensus of knowledgeable observers in the industry so that we might more accurately compare the Company to its peers), estimates and/or budgets provided to Cormark Securities and used in the analyses supporting the Fairness Opinion, Cormark Securities has noted that projecting future results of any business is inherently subject to uncertainty. Cormark Securities has assumed that such forecasts, projections, financial models, estimates and/or budgets were reasonably prepared consistent with industry and past practices on a basis reflecting the best currently available assumptions, estimates and judgments of management of the Company as to the future financial performance of the Company and are (or were at the time and continue to be) reasonable in the circumstances. In rendering the Fairness Opinion, Cormark Securities expresses no view as to the reasonableness of such forecasts, projections, financial models (including the Alexco Management Model), estimates and/or budgets or the assumptions on which they are based.

The Chairman & Chief Executive Officer and Chief Financial Officer & Company Ethics Officer of the Company have made certain representations to Cormark Securities in the Certificate with the intention that Cormark Securities may rely thereon in connection with the preparation of the Fairness Opinion, including that: (a) all information (including the financial model), technical information, business plans, forecasts and other information, data, advice, opinions and representations provided to Cormark Securities, directly or indirectly, orally or in writing by the Company or any of its associates or affiliates or agents, advisors, consultants and representatives for the purpose of preparing the Fairness Opinion (collectively, the “Information”), is at the date thereof, or in the case of historical Information, was at the date of preparation, complete, true and correct in all material respects as it relates to the Company or the Transaction, as applicable, and does not and did not contain any untrue statement of a material fact (as such term is defined in the Securities Act (Ontario)) in respect of the Company or its subsidiaries or the Transaction and does not and did not omit to state a material fact in respect of the Company or its subsidiaries or the Transaction necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided to Cormark Securities; (b) with respect to any portions of the Information that constitute budgets, strategic plans, financial forecasts, projections, models or estimates, such portions of the Information (i) were reasonably prepared and reflected the best currently available estimates and judgments of the Company; (ii) were prepared using the assumptions identified therein or otherwise disclosed to Cormark Securities that are (or were at the time of preparation) reasonable in the circumstances; (iii) are not misleading in any material respect in light of the assumptions used or in light of any developments since the time of their preparation which were disclosed to Cormark Securities; and (iv) represent the actual views of management of the financial prospects and forecasted performance regarding the Company and the Transaction; (c) since the dates on which the Information was provided to Cormark Securities, there has been no material change (as such term is defined in the Securities Act (Ontario) financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company and there is no new material fact which is of a nature as to render any portion of the Information or any part thereof untrue or misleading in any material respect or which would have or which would reasonably be expected to have a material effect on the Fairness Opinion; (d) there are no material agreements, undertakings, commitments or understandings (written or oral, formal or informal) relating to the Transaction, except as have been disclosed to Cormark Securities; (f) there are no material facts or information which have not been included in the Company’s public disclosure documents filed on www.sedar.com (the “Disclosure Documents”) or otherwise not disclosed to Cormark Securities in writing relating to the Company, or any of its subsidiaries, which would reasonably be expected to affect the Fairness Opinion, including the assumptions used, the scope of review undertaken or the conclusions reached; (g) there have been no oral or written offers or material negotiations, relating to the purchase or sale of all or a material portion of the Company’s assets, made or received within the preceding 24 months which have not been disclosed to Cormark Securities; and (h) other than as disclosed in the Disclosure Documents and the Information, the Company does not have any material contingent liabilities and there are no actions, suits, proceedings or inquiries, pending or, to our knowledge, threatened, against or affecting the Company or any of its subsidiaries or before federal, provincial, municipal or other government department, commission, bureau, board, agency or instrumentality which has or could reasonably be expected to have a material adverse affect on the Company and its subsidiaries, taken as a whole.

In its analyses and in preparing the Fairness Opinion, Cormark Securities has made numerous assumptions with respect to expected industry performance, general business and economic conditions and other matters, many of which are beyond the control of Cormark Securities or any party involved in the Transaction. Cormark Securities has also assumed that the executed Arrangement Agreement, definitive documents in respect to the Bridge Loan and Voting Agreements will not differ in any material respect from the drafts that we reviewed, the Transaction will be consummated in accordance with the terms and conditions thereof, substantially within the time frames specified in the Arrangement Agreement without any waiver or material amendment of any material term or condition thereof, that the Transaction was negotiated at arm’s length and that the formal valuation requirement under MI 61-101, the Transaction is not a “related party transaction” as defined under MI 61-101, that any governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect, the disclosure provided or incorporated by reference in the Circular to be filed on SEDAR and mailed to Alexco Shareholders in connection with the Transaction and any other documents in connection with the Transaction prepared by a party to the Arrangement Agreement will be accurate in all material respects and will comply with the requirements of all applicable laws, that all of the conditions required to implement the Transaction will be met, that the procedures being followed to implement the Transaction are valid and effective, and that the Circular will be distributed to Alexco Shareholders in accordance with applicable laws.

SUMMARY OF FINANCIAL ANALYSIS

In support of the Fairness Opinion, Cormark Securities has performed certain value analyses on Alexco based on the methodologies and assumptions that Cormark Securities considered appropriate in the circumstances for the purposes of providing its Fairness Opinion. In the context of the Fairness Opinion, Cormark Securities has considered the following principal methodologies (as each term is defined below):

(i)	Precedent Transactions Analysis; and

(ii)	Comparable Public Companies Analysis.

Precedent Transactions Analysis

Cormark Securities reviewed the purchase prices and transaction multiples paid in selected precedent transactions that Cormark Securities, based on its experience in the mining industry, considered relevant.

Cormark Securities analyzed the multiple of price to net asset value (“NAV”) per share based on the median of equity research analyst estimates at the date of each precedent transaction. In addition, Cormark Securities similarly analyzed the multiple of enterprise value to total mineral resources (“EV/oz”). Cormark Securities analyzed these multiples for select transactions since 2017 in which the target companies were development precious metals companies with an implied equity value offer higher than US$10 million.

To calculate the implied per share equity value ranges for Alexco under the Precedent Transaction Analysis, Cormark Securities applied the following metrics:

(i)	Price to NAV per share in respect of Alexco; and

(ii)	EV/oz in respect of Alexco’s total mineral resources.

Comparable Public Companies Analysis

Cormark Securities reviewed public market trading statistics for select publicly listed development precious metals companies that we considered relevant. Using these trading statistics, we then determined ranges of multiples that would be applied to financial metrics of Alexco for the purpose of this analysis.

To calculate the implied per share equity value ranges for Alexco under the Comparable Public Companies Analysis, Cormark Securities applied the following metrics:

(i)	Price to NAV per share in respect of Alexco; and

(ii)	EV/oz in respect of Alexco’s total mineral resources.

Other Factors Considered

Although not forming part of our financial analysis, Cormark Securities considered a number of other factors, including, but not limited to, the following:

(i)	Historical trading prices of Alexco on the TSX during the 52-week period ending July 1, 2022;

(ii)	Forward share price targets for Alexco as at July 1, 2022, as reflected in equity research analyst reports available to Cormark Securities;

(iii)	The premiums implied by the Consideration relative to the closing price and 5-day volume weighted average trading price of Alexco Shares on the TSX based on the closing price and 5-day volume weighted average price of Hecla shares as at July 1, 2022;

(iv)	Other factors or analyses, which we have judged, based on our experience in rendering such opinions, to be relevant in the context of the Transaction, including certain risks relating to the Transaction and other strategic alternatives, including the maintenance of the status quo.

FAIRNESS OPINION

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Alexco Shares pursuant to the Transaction is fair, from a financial point of view, to the holders of Alexco Shares other than Hecla and its affiliates.

Yours very truly,

/s/ Cormark Securities Inc.

CORMARK SECURITIES INC.

APPENDIX F

INFORMATION CONCERNING ALEXCO

Overview

Alexco Resource Corp. (the “Company” or “Alexco”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 under the name “Alexco Resource Corp.”, and on December 28, 2007, the Company was continued into British Columbia under the Business Corporations Act (British Columbia).

The Company’s head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1G5 and its registered and records office is located at 400 – 725 Granville Street, Vancouver, British Columbia, V7Y 1G5.

The following chart depicts the Company’s corporate structure together with the jurisdiction of incorporation of each of the Company’s subsidiaries. All ownership of each subsidiary is 100%.

Alexco operates a mining business, comprised of mineral exploration and mine development and operation in the Keno Hill District of the Yukon, Canada (the “District”). In addition, the Company operates a reclamation management segment of the business focused on the clean-up of historical liabilities of the Keno Hill Silver District through Elsa Reclamation & Development Company Ltd. (“ERDC”) under a contract with the Federal Government of Canada.

The District is a silver mining region in Canada, encompassing over 35 former mines that produced variously from approximately 1918 through 1988.

The Company’s mineral property holdings within the District cover certain geological areas which host silver mineralization, including historic producing former mines and most of the other mineral occurrences.

In addition to the deposits described below that are within the District as detailed in the technical report with an effective date of April 1, 2021, titled “NI 43-101 Technical Report on Updated Mineral Resource and Reserve Estimates of the Keno Hill Silver District Project”, the Company holds several other less advanced property interests within the District, including but not limited to the Silver King, Elsa, Husky, and Sadie Ladue properties, which potentially could become material properties depending on the results of exploration programs the Company may carry out on them in the future, as well as the separate Elsa Tailings Property. Other non-material mineral property interests of the Company include Harlan properties in the Yukon, and certain net smelter return royalties in respect of the Ida-Oro (formerly Klondike) and Sprogge properties in the Yukon and the Telegraph Creek, Iskut River, Kiniskan Lake and Manson Creek properties in British Columbia.

Recent Developments

On September 23, 2021, the Company and its offtaker amended the existing offtake agreement to allow for an unsecured revolving credit facility (the “Facility”) for up to US$7,500,000. The Facility allows the Company to request prepayments, in US$1,000,000 increments, which are repaid in five monthly instalments against future deliveries of concentrate or in cash. The interest rate on drawn amounts is equal to three month LIBOR + 7.05%. The standby fee on undrawn amounts is 1.5% per annum, payable quarterly. On January 18, 2022, the Company and its offtaker further amended the Facility, increasing the total prepayments allowed under the Facility from US$7,500,000 to US$10,000,000. All other terms of the Facility remain unchanged. During 2022, the Company received a prepayment under the Facility in the amount of US$10,000,000.

On January 18, 2022, the Company reported the overall expansion of the Bermingham Indicated Resource (see press release dated January 18, 2022, entitled “Alexco Reports 43% Expansion of Bermingham Indicated Resource to 47 Million Ounces of Silves at 939 Grams per Tonne; Remains Open”).

On January 27, 2022, Alexco completed a private placement, pursuant to which the Company issued an aggregate (i) 2,129,685 shares issued as “flow-through shares” (the “CEE Shares”) with respect to “Canadian exploration expenses” within the meaning of the Income Tax Act (Canada) (the “Tax Act”) at a price of C$2.70 per CEE Share; and (ii) 1,480,740 shares issued as “flow through shares” (the “CDE Shares”) with respect to “Canadian development expenses” at a price of C$2.33 per CDE Share, as described in the January 28, 2022 Material Change Report (see “Documents Incorporated by Reference”).

On April 13, 2022, the Company completed a non-brokered private placement offering of 7,473,495 Alexco Shares at a price of $1.75 per Alexco Share, resulting in gross proceeds of C$13,078,616.

On April 29, 2022, the Company sold to Victoria Gold Corp. (“Victoria”) all of its rights, benefits and interests in and to the remaining option consideration payable to Alexco by Banyan under the option agreement with Banyan in exchange for 447,142 common shares of Victoria. On May 4, 2022, the Victoria common shares were sold for net proceeds of C$6,000,000 after selling costs and commissions.

Consolidated Capitalization

Except as described in this Circular, there have been no material changes in the share and loan capital of Alexco, on a consolidated basis, since March 31, 2021, the date of the Company’s interim financial statements most recently filed in accordance with NI 51-102, which are incorporated by reference in this Circular. Pursuant to equity financings, Alexco issued 7,473,495 Alexco Shares on April 11, 2022, and 8,984,100 Alexco Shares on July 19, 2022. The Company entered into a US$30 million aggregate principal amount secured loan (the “Bridge Loan”) on July 4, 2022, and drew down US$20 million on such loan on July 19, 2022. The Company has a US$7,500,000 balance outstanding pursuant to the Credit Facility, but expects that there will be no remaining balance on the Credit Facility by the end of July, 2022.

Description of Share Capital

Authorized Capital

Alexco is authorized to issue an unlimited number of Alexco Shares.

Alexco Shares

The Alexco Shares are listed on both the TSX and the NYSE American under the symbol “AXU”. All of the Company’s common shares have equal voting rights, and none of the common shares are subject to any further call or assessment. There are no special rights or restrictions of any nature attaching to any of the common shares and they all rank pari passu each with the other as to all benefits which might accrue to the holders of the common shares. The common shares are not convertible into shares of any other class and are not redeemable or retractable. There were 171,708,497 Alexco Shares issued and outstanding at the close of business on July 20, 2022.

Alexco Options

As of July 20, 2022, there were Alexco Options outstanding to purchase 8,374,018 Alexco Shares at exercise prices ranging from $1.27 to $3.86 with expiry dates ranging from August 16, 2022 to December 15, 2026.

Warrants

As of July 20, 2022, there were warrants outstanding to purchase 2,000,000 Alexco Shares at an exercise price of $3.50 with an expiry date of August 5, 2025.

Alexco RSUs

As of July 20, 2022, there were Alexco RSUs issued and outstanding in respect of which up to 1,075,501 Alexco Shares may be issued in settlement thereof.

Alexco DSUs

As of July 20, 2022, there were Alexco DSUs issued and outstanding in respect of which up to 894,000 Alexco Shares may be issued in settlement thereof.

Price Range and Trading Volume

TSX

The following table sets forth information relating to the monthly trading of the Alexco Shares on the TSX for the 12-month period prior to the date of this Circular.

Month	High ($)	Low ($)	Volume
July 2021	3.16	2.53	3,466,279
August 2021	2.75	2.03	4,219,169
September 2021	2.48	1.81	3,737,073
October 2021	2.39	1.84	4,000,528
November 2021	2.755	2.05	4,165,863
December 2021	2.63	1.9	4,257,155
January 2022	2.35	1.73	5,660,353
February 2022	2.05	1.7	4,628,224
March 2022	2.67	1.95	5,992,245
April 2022	2.06	1.35	6,450,517
May 2022	1.51	0.915	6,407,278
June 2022	1.18	0.455	16,781,725
July 1-27, 2022	0.625	0.495	6,959,637

The closing price of the Alexco Shares on the TSX on July 4, 2022, the last trading day prior to the announcement of the Hecla Mining Company (“Hecla”) acquisition of Alexco was $0.55. The closing price of the Alexco Shares on the TSX on July 27, 2022 was $0.62.

NYSE American

The following table sets forth information relating to the monthly trading of the Alexco Shares on the NYSE American for the 12-month period prior to the date of this Circular.

Month	High (US$)	Low (US$)	Volume
July 2021	2.59	2.00	1,582,230
August 2021	2.22	1.58	1,901,967
September 2021	1.94	1.41	1,700,283
October 2021	1.93	1.45	1,974,264
November 2021	2.18	1.66	2,083,170
December 2021	2.06	1.47	2,711,182
January 2022	1.88	1.355	1,856,043
February 2022	1.6	1.35	1,290,321
March 2022	2.08	1.55	3,161,214
April 2022	1.66	1.07	2,579,998
May 2022	1.18	0.7103	2,091,350
June 2022	0.9295	0.355	3,704,279
July 1-27, 2022	0.4836	0.3813	3,272,641

The closing price of the Alexco Shares on the NYSE American on July 4, 2022, the last trading day prior to the announcement of Hecla’ acquisition of Alexco, was US$0.4002. The closing price of the Alexco Shares on the NYSE on July 27, 2022 was US$0.482.

Prior Sales

For the 12-month period prior to the date of the Circular, Alexco issued or granted Alexco Shares and securities convertible into Alexco Shares as listed in the table below. Other than the issuances listed in the table below, Alexco has not issued any Alexco Shares or securities convertible into Alexco Shares within the 12 months preceding the date of the Circular.

Date of Issuance	Issuance Type	Total Number of securities issued	Issue or exercise price per security (weighted average, where applicable) ($CDN)

Common Shares
November 19, 2021	Exercise of options	25,500	$2.21
December 13, 2021	Vesting of RSUs	78,336	$2.09
December 15, 2021	Vesting of RSUs	545,386	$2.08
January 4, 2022	Vesting of RSUs	6,166	$2.23
January 6, 2022	Vesting of RSUs	76,766	$2.22
January 27, 2022	Private Placement	1,480,740	$2.33
January 27, 2022	Private Placement	2,129,685	$2.70
April 13, 2022	Private Placement	7,473,495	$1.75
July 19, 2022	Private Placement	8,984,100	$0.50
Grant of Options
December 15, 2021	Stock options granted	1,970,000	$2.17
Grant of RSUs
December 15, 2021	RSUs granted	1,012,450	$2.08
December 15, 2021	Performance share units granted	474,500	$2.08
December 22, 2021	RSUs granted	18,500	$2.17
Grant of DSUs
December 15, 2021	DSUs granted	366,000	$2.08

Material Changes in the Affairs of the Company

To the knowledge of the directors and senior officers of the Company and except as publicly disclosed or otherwise described in this Circular, there are no plans or proposals for material changes in the affairs of the Company.

Additional Information

Information concerning Alexco has been incorporated by reference in this Circular from documents filed with the securities commissions or similar authorities in British Columbia, Alberta, Ontario, Saskatchewan and Manitoba, and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Alexco at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1M9, telephone (604) 633-4888, and are also available electronically under Alexco’s SEDAR profile at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov. The filings of Alexco through SEDAR and EDGAR are not incorporated by reference in this Circular except as specifically set out herein.

The following documents, filed by Alexco with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	the management information circular of Alexco dated April 28, 2022, prepared in connection with the annual meeting of shareholders of Alexco held on June 9, 2022;

(b)	the annual information form (the “Alexco AIF”) of Alexco for the year ended December 31, 2021, dated March 18, 2022;

(c)	the audited consolidated financial statements of Alexco as at and for the year ended December 31, 2021, and December 31, 2020, together with the auditors’ report thereon and the notes thereto;

(d)	management’s discussion and analysis of Alexco for the year ended December 31, 2021 (the “Alexco Annual MD&A”);

(e)	the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2022;

(f)	management’s discussion and analysis of Alexco for the three months ended March 31, 2022;

(g)	the material change report of Alexco dated July 7, 2022, prepared in accordance with a material change that occurred on July 4, 2022;

(h)	the material change report of Alexco dated June 27, 2022, prepared in accordance with a material change that occurred on June 22, 2022;

(i)	the material change report of Alexco dated April 14, 2022, prepared in accordance with material changes that occurred on April 10, 2022 and April 13, 2022; and

(j)	the material change report of Alexco dated January 28, 2022, prepared in accordance with a material change that occurred on January 27, 2022.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions (excluding confidential material reports), filed by Alexco with the securities commissions or similar regulatory authorities in the applicable provinces and territories of Canada after the date of this Circular shall be deemed to be incorporated by reference in the Circular. In addition, any document filed by Alexco with, or furnished by Alexco to, the SEC pursuant to the U.S. Exchange Act, subsequent to the date of this Circular shall be deemed to be incorporated by reference into the Circular.

Any statement contained in this Circular or in any other document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

Expenses

The estimated fees, costs and expenses of the Company in connection with the Arrangement, including, without limitation, fees of the financial advisor, filing fees, legal and accounting fees and printing and mailing costs are not expected to exceed approximately $4.2 million.

APPENDIX G

INFORMATION CONCERNING HECLA

The following information should be read in conjunction with the information concerning Hecla appearing elsewhere in this Circular of which this Appendix “G” is a part. Capitalized terms used, but not otherwise defined in this Appendix “G” shall have the meaning ascribed to them in this Circular.

Forward-Looking Statements

Certain statements contained in this Appendix “G” and in certain documents incorporated by reference in this Appendix “G” are forward-looking statements or information (collectively the “forward looking statements”) within the meaning of applicable Canadian Securities Laws and applicable U.S. Securities Laws and which are based on available competitive, financial and economic data and operating plans of Hecla as of the date hereof, unless otherwise stated. Although such statements are expressed in good faith and Hecla believes that expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Forward looking-statements are expressed for the purpose of presenting information about Hecla’s current expectations and projections about future production, results, performance, prospects and opportunities, including reserves and other mineralization. The use of any of the words such as “may”, “might”, “will”, “expect”, “anticipate”, “believe”, “could”, “intend”, “plan”, “estimate” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information.

Projections and other forward-looking statements included in this Appendix “G” have been prepared based on assumptions, which are believed to be reasonable, but not in accordance with U.S. GAAP or any guidelines of the SEC or any of the Canadian securities regulatory authorities in the Canadian provinces and territories. Actual results could differ materially from those currently anticipated due to a number of factors and risks and uncertainties and other factors that could cause its actual production, results, performance, prospects or opportunities, including reserves and mineralization, to differ materially from those expressed in, or implied by, such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, those set forth under “Item 1A. Risk Factors” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Hecla Annual Report, which is incorporated by reference into this Circular of which this Appendix “G” a part. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Readers are cautioned that the list of factors noted in such documents are not exhaustive and undue reliance should not be placed on such projections and forward-looking statements. The forward-looking statements and information contained in this Appendix “G” are made as of the date hereof and Alexco and Hecla undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable Canadian Securities Laws and U.S. Securities Laws. All subsequent written and oral forward-looking statements attributable to Hecla, Alexco or to persons acting on their behalf are expressly qualified in their entirety by these cautionary statements.

Business of Hecla

Introduction

Hecla Parent is incorporated in Delaware under the Delaware General Corporation Law. Hecla’s current holding company structure dates from the incorporation of Hecla Mining Company in 2006 and the renaming of its subsidiary (previously Hecla Mining Company) as Hecla Limited. Hecla’s principal executive offices are located at 6500 N. Mineral Drive, Suite 200, Coeur d’Alene, Idaho 83815-9408.

Hecla and its subsidiaries have provided precious and base metals to the U.S. and worldwide since 1891. Hecla and its subsidiaries discovers, acquires and develops mines and other mineral interests and produces and markets (i) concentrates, containing silver, gold, lead and zinc, (ii) carbon material containing silver and gold, and (iii) doré containing silver and gold. Hecla is currently organized and managed in four segments: Greens Creek, Lucky Friday, Casa Berardi and Nevada Operations.

The map below shows the locations of Hecla’s operations and exploration projects, as well as Hecla’s corporate offices located in Coeur d’Alene, Idaho, Vancouver, British Columbia and Val d’Or, Quebec:

Products and Segments

Hecla’s segments are differentiated by geographic region. Hecla produces zinc, silver and precious metals flotation concentrates at Greens Creek and silver and zinc flotation concentrates at Lucky Friday, each of which Hecla sells to custom smelters and metal traders. The flotation concentrates produced at Greens Creek and Lucky Friday contain payable silver, zinc and lead, and at Greens Creek they also contain payable gold. At Greens Creek, Hecla also produces gravity concentrate containing payable silver, gold and lead. Unrefined bullion (doré) is produced from the gravity concentrate by a third-party processor, and shipped to a refiner before sale of the metals to precious metal traders. Hecla also produces unrefined (i) gold and silver bullion bars (doré), (ii) loaded carbon and (iii) precipitates at Casa Berardi and until 2021, at the Nevada Operations, which are shipped to refiners before sale of the metals to precious metal traders. At times, Hecla sells loaded carbon and precipitates directly to refiners. Payable metals are those included in its products which it is paid for by smelters, metal traders and refiners. Hecla’s segments as of March 31, 2021 included:

•	Greens Creek located on Admiralty Island, near Juneau, Alaska. Greens Creek is 100% owned and has been in production since 1989, with a temporary care and maintenance period from April 1993 through July 1996.

•	Lucky Friday located in northern Idaho. Lucky Friday is 100% owned and has been a producing mine for Hecla since 1958. Unionized employees at Lucky Friday were on strike from mid-March 2017 until early January 2020, resulting in limited production during that time. Re-staffing of the mine and ramp-up activities were substantially completed, and the mine returned to full production in the fourth quarter of 2020.

•	Casa Berardi located in the Abitibi region of northwestern Quebec, Canada. Casa Berardi is 100% owned and has been in production since late 2006.

•	The Nevada Operations located in northern Nevada. Nevada Operations is 100% owned and consists of four land packages in northern Nevada totaling approximately 110 square miles and containing three previously-operating mines with a history of high-grade gold production: Fire Creek, Hollister and Midas. As discussed in Item 7. Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations - Nevada Operations of Hecla’s Annual Report on Form 10-K, in the second quarter of 2019, Hecla ceased development to access new production areas at its Nevada Operations until completion of studies and test work, including the results of the mining and processing of a bulk sample of refractory ore through a third party ore processing agreement in the first nine months of 2021, resulting in, among other changes, suspension of production in the second half of 2021.

San Sebastian in Mexico was also considered a segment prior to 2021. Production ceased in the fourth quarter of 2020, and exploration activities are currently ongoing. San Sebastian’s activity for all periods presented in the Hecla Annual Report, which is incorporated by reference into this Circular, is included in “other.”

The contributions to Hecla’s consolidated sales by its operations in 2021 were 48% from Greens Creek, 30% from Casa Berardi, 16% from Lucky Friday and 6% from Nevada Operations.

Recent Developments

All measures of the quarter ended June 30, 2022 in respect of Hecla’s operating results and conditions contained in this “Recent Developments” section are preliminary and reflect Hecla’s expected results as of the date of the Circular. Actual reported second quarter 2022 results are subject to Hecla management’s final review as well as review by Hecla’s independent registered accounting firm and may vary significantly from current expectations because of a number of factors, including, without limitation, additional or revised information and changes in accounting standards or policies or in how those standards are applied.

On July 12, 2022, Hecla announced preliminary production results for the second quarter of 2022 as follows:

•	Silver production of 3.6 million ounces, an increase of 10% over the first quarter of 2022 due to record throughput at the Lucky Friday Mine.

•	Gold production of 45,718 ounces, an increase of 10% over the first quarter, driven by better performance at the Casa Berardi mine.

•	Zinc production increased 12% over the prior quarter.

•	Lead production increased 23% due to increased production at Lucky Friday.

Hecla’s Greens Creek mine produced 2.4 million ounces of silver which is consistent with the production in the first quarter. Gold production of 12,413 ounces was 9% higher than prior quarter production of 11,402 ounces due to increased grades. The mill operated at an average of 2,303 tons per day (tpd).

Hecla’s Lucky Friday mine produced 1.2 million ounces of silver compared to 888 thousand ounces in the prior quarter. The increase is attributable to 25% higher throughput at the mill and a 9% increase in grades. The higher throughput was achieved upon improved equipment availability and the commissioning of new underground equipment which is better suited for the underhand closed bench (UCB) mining method. The mill operated at a record average throughput rate of 1,071 tpd for the quarter, highlighted by a record monthly throughput rate in June of 1,140 tpd.

Hecla’s Casa Berardi mine produced 33,306 ounces of gold compared to 30,240 ounces in the prior quarter. The increase in production was the result of higher throughput, recoveries, and grades. The mill operated at an average of 4,413 tpd compared to an average of 4,291 tpd in the prior quarter, having achieved an all-time monthly production record in May of 4,533 tpd.

Production summary

	Three Months Ended			Six Months Ended
			Increase/			Increase/
Production	June 30, 2022	March 31, 2022	(Decrease)	June 30, 2022	June 30, 2021	(Decrease)
Silver	3,645,454	3,324,709	10%	6,970,163	6,984,229	0%
Gold (1)	45,718	41,642	10%	87,360	111,143	(21)%
Lead	13,331	10,863	23%	24,194	22,244	9%
Zinc	16,766	14,947	12%	31,713	33,318	(5)%
Greens Creek – Silver	2,410,599	2,429,782	(1)%	4,840,381	5,143,317	(6)%
Greens Creek – Gold	12,413	11,402	9%	23,815	26,125	(9)%
Lucky Friday – Silver	1,226,477	887,858	38%	2,114,335	1,777,195	19%
Casa Berardi – Gold	33,306	30,240	10%	63,546	67,523	(6)%

Note:

(1)	Year to date gold production for the six months ended June 30, 2021 includes production of 17,495 ounces from Hecla’s Nevada operations, which in 2022 are under care and maintenance.

Description of Share Capital

Hecla Parent is authorized to issue 750,000,000 shares of common stock, being the Hecla Shares, $0.25 par value per share, and 5,000,000 shares of preferred stock, par value $0.25 per share. As of July 27, 2022, 541,599,504 Hecla Shares were outstanding and 157,816 series B preferred shares (the “Series B Preferred Shares”) were outstanding.

The Hecla Shares are listed on the NYSE under the symbol “HL”. The Series B Preferred Shares are listed on the NYSE under the symbol “HL.PB”.

For a fulsome description of Hecla’s stockholders’ equity see Note 12 of Notes to Consolidated Financial Statements in the Hecla Annual Report, which is incorporated by reference into this Circular of which this Appendix “G” forms a part.

Consolidated Capitalization

There have been no material changes in the share and loan capital of Hecla, on a consolidated basis, since March 31, 2022, the date of the Hecla’s most recently filed interim financial statements, other than as described herein. On July 21, 2022, Hecla Parent entered into a credit agreement with the various financial institutions and other persons from time to time party thereto, Bank of Montreal and Bank of America, N.A. as letters of credit issuers, and Bank of America, N.A., as administrative agent for the Lenders and as swingline lender (the “New Credit Agreement”), to replace Hecla Parent’s prior credit agreement. The New Credit Agreement consists of a $150 million senior secured revolving facility, with an option to be increased in an aggregate amount not to exceed $75 million. The revolving loans under the New Credit Agreement will have a maturity date of July 21, 2026.

In connection with the Arrangement, 108, a subsidiary of Hecla, is expected to distribute approximately 18 million Hecla Shares to Alexco Shareholders. Concurrently with entering into the Arrangement Agreement, Hecla Parent entered into the stream termination agreement dated July 4, 2022 with Wheaton, pursuant to which Hecla Parent agreed to issue an aggregate US$135 million of Hecla Shares to Wheaton (the “Stream Termination Agreement”). The closing of the Stream Termination Agreement is conditional upon the closing of the Arrangement.

Price Range and Trading Volume

NYSE

The following table sets forth information relating to the monthly trading of the Hecla Shares on the NYSE for the 12-month period prior to the date of this Circular.

Month	High (US$)	Low (US$)	Volume
August 2021	6.82	5.43	127,840,000
September 2021	6.53	5.25	136,470,000
October 2021	6.24	5.09	139,350,000
November 2021	6.53	5.41	142,280,000
December 2021	5.72	4.50	151,990,000
January 2022	5.91	4.58	151,960,000
February 2022	6.31	4.77	168,280,000
March 2022	7.66	5.81	264,200,000
April 2022	7.38	5.14	165,950,000
May 2022	5.45	4.07	159,540,000
June 2022	5.18	3.89	145,490,000
July 1-27, 2022	4.29	3.44	143,335,932

The closing price of the Hecla Shares on the NYSE on July 1, 2022, the last trading day prior to the announcement of Hecla’s intention to acquire Alexco, was US$4.01.

The closing price of the Hecla Shares on the NYSE on July 27, 2022 was US$4.29.

Series B Preferred Shares

The following table sets forth information relating to the monthly trading of the Series B Preferred Shares on the NYSE for the 12-month period prior to the date of this Circular.

Month	High (US$)	Low (US$)	Volume
August 2021	$56.00	$55.10	7,625
September 2021	$56.95	$55.00	5,789
October 2021	$58.00	$54.81	1,981
November 2021	$58.10	$57.01	3,300
December 2021	$59.00	$52.22	3,506
January 2022	$61.22	$55.01	12,276
February 2022	$68.71	$57.56	17,685
March 2022	$64.35	$58.30	16,848
April 2022	$64.00	$59.34	2,665
May 2022	$66.19	$59.15	17,557
June 2022	$63.50	$55.37	24,470
July 1-27, 2022	$66.70	$55.30	33,850

The closing price of the preferred shares on the NYSE on July 1, 2022, the last trading day prior to the announcement of Hecla’s intention to acquire Alexco, was US$55.99.

The closing price of the Hecla preferred shares on the NYSE on July 27, 2022 was US$60.33.

Prior Sales

For the 12-month period prior to the date of the Circular, Hecla issued or granted Hecla Shares and securities convertible into Hecla Shares as listed in the table below. Other than the issuances listed in the table below, Hecla has not issued any Hecla Shares or securities convertible into Hecla Shares within the 12 months preceding the date of the Circular.

Date of Issuance	Issue or Exercise Price per Security	Number of Securities		Type of Security	Issuance Type
September 17, 2021	$5.58	2,100		Hecla Shares	Deferred shares issued to retired employee pursuant to the Hecla Mining Company Key Employee Deferred Compensation Plan.
September 22, 2021	$5.45	1,000,000		Hecla Shares	Pension entitlement(2)
September 30, 2021	$5.50	160,833		Hecla Shares	401(k) match to employees
January 4, 2022	$5.16	179,623		Hecla Shares	401(k) match to employees
February 8, 2022	$5.17	33,023		Hecla Shares	401(k) match to employees
March 4, 2022	$5.76	333,505		Hecla Shares	Treasury(1)
March 4, 2022	$5.76	554,322		Hecla Shares	Vesting of Hecla PSUs(3)
April 4, 2022	$6.74	143,204		Hecla Shares	401(k) Match to employees
May 19, 2022	$4.68	1,190,000		Hecla Shares	Pension entitlement(4)
June 21, 2022	$4.43	901,215		Hecla Shares	Vesting of Hecla RSUs(2)
June 21, 2022	$4.43	403,753		Hecla Shares	Treasury(1)
June 28, 2022	$4.24	68,816		Hecla Shares	Director Stock Plan Trust(5)
June 28, 2022	$4.24	29,494		Hecla Shares	Hecla Shares distributed to certain directors of Hecla
Grant of Hecla RSUs to Hecla Employees
June 21, 2022	$4.43	422,289	(6)	Hecla RSUs	Hecla RSUs granted pursuant to the 2010 Stock Incentive Plan
June 21, 2022	$4.43	359,094	(6)	Hecla RSUs	Hecla RSUs granted pursuant to the 2010 Stock Incentive Plan
June 21, 2022	$4.43	317,904	(6)	Hecla RSUs	Hecla RSUs granted pursuant to the 2010 Stock Incentive Plan
Grant of Hecla PSUs to Hecla Executive Officers
June 21, 2022	$4.43	322,796	(6)	Hecla PSUs	Hecla PSUs granted pursuant to 2010 Stock Incentive Plan

Note:

(1)	Reflects Hecla Shares issued to satisfy tax withholdings in respect of vested Hecla RSUs or Hecla PSUs.

(2)	Reflects vesting of Hecla RSUs distributed to employees.

(3)	Reflects vesting of Hecla PSUs distributed to executive officers.

(4)	Reflects contribution of shares to the Hecla Mining Company Retirement Plan and the Luck Friday Pension Plan.

(5)	Reflects shares awards to non-employee directors of Hecla under the Hecla Stock Plan for Nonemployee Directors. Such Hecla Shares are held in trust for such non-employee directors by Hecla’s transfer agent.

(6)	To be issued in Hecla Shares upon vesting.

Interests of Hecla’s Directors and Officers in the Arrangement

No director or executive officer of Hecla has any substantial interest, direct or indirect, in the matters to be acted upon at the Meeting. No director or executive officer of Hecla, and none of their affiliates, beneficially owns, directly or indirectly, any Alexco Shares.

Risk Factors Specific to Hecla

An investment in Hecla Shares and the completion of the Arrangement are subject to certain risks. In assessing the Arrangement, Alexco Securityholders should carefully consider the risks described under “Risk Factors” in this Circular and the risks described under “Item 1A. Risk Factors” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Hecla Annual Report, which is incorporated by reference into this Circular.

Documents Incorporated by Reference

Information concerning Hecla has been incorporated by reference in this Circular from documents filed with Canadian securities regulators in each of the Canadian provinces and territories and with the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from Investor Relations at Hecla at 6500 N. Mineral Drive, Suite 200, Coeur d’Alene, Idaho 83815-9408, telephone (208) 769-4100, or via e-mail request sent to hmc-info@hecla-mining.com. Such documents are also available electronically under Hecla’s SEDAR profile at ww.sedar.com and from the SEC at www.sec.gov. The filings of Hecla on SEDAR and on the SEC’s website are not incorporated by reference in this Circular except as specifically set out herein. The information contained on Hecla’s website is not incorporated by reference into this Circular.

This Circular, which includes this Appendix “G”, incorporates by reference the documents set forth below that Hecla (Commission file number 1-8491) has filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and with the SEC. These documents contain important information about Hecla and its financial condition.

•	Hecla’s Annual Report on Form 10-K filed on SEDAR and with the SEC on February 23, 2022;

•	Hecla’s Quarterly Report on Form 10-Q filed on SEDAR and with the SEC and on May 10, 2022;

•	Hecla’s Definitive Proxy Statement on Schedule 14A filed on SEDAR with the SEC on April 12, 2022;

•	Hecla’s Current Report on Form 8-K filed on SEDAR as “Other” and with the SEC on July 5, 2022 (with respect to Items 1.01 and 3.02 only); and

•	Hecla’s Current Report on Form 8-K filed on SEDAR as “Material Contracts – Credit agreements” and with the SEC on July 21, 2022.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions (excluding confidential material change reports), filed by Hecla with the securities commissions or similar regulatory authorities in the applicable provinces and territories of Canada after the date of this Circular shall be deemed to be incorporated by reference in the Circular. Nothing in this Appendix “G” or in this Circular of which this Appendix “G” is a part shall be deemed to incorporate information furnished, but not filed, with the SEC, including pursuant to Item 2.02 or Item 7.01 of Form 8-K and corresponding information furnished under Item 9.01 of Form 8-K or included as an exhibit.

Any statement contained in a document incorporated or deemed to be incorporated herein by reference, or contained in this Circular, shall be deemed to be modified or superseded for purposes of this Appendix “G” to the extent that a statement contained herein or in any other subsequently dated or filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Appendix “G” or this Circular.

Interest of Experts

The following persons, firms and companies are named as having prepared or certified a statement, report, valuation or opinion described or included herein directly or in a document incorporated by reference and whose professions gives authority to the statement, report valuation or opinion in each case with respect to Hecla: (a) BDO USA, LLP and (b) SLR International Corporation (“SLR”).

Hecla’s auditors, BDO USA, LLP, are independent with respect to Hecla within the meaning of the U.S. Securities Laws and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

SLR, a “qualified person” within the meaning of Subpart 1300 of Regulation S-K of the SEC, prepared certain scientific and technical information relating to Hecla’s material mineral projects, including certain scientific and technical information contained herein and the Technical Report Summary on the Greens Creek Mine in Alaska, U.S.A, the Technical Support Summary on the Lucky Friday Mine, Idaho, U.S.A., and the Technical Report Summary on the Casa Berardi Mine, Northwestern Québec, Canada, each with an effective date of December 31, 2021 and respectively filed as exhibits 96.1, 96.2 and 96.3 to the Hecla Annual Report, which is incorporated by reference into this Circular. To the knowledge of Hecla, as of the date of this Circular, the partners, employees and consultants of SLR beneficially own, directly or indirectly, less than 1% of the outstanding securities of each class of securities of Hecla, Alexco or any associate or affiliate of Hecla or Alexco, as applicable.

APPENDIX H

INFORMATION CONCERNING HECLA FOLLOWING THE ARRANGEMENT

The following information should be read in conjunction with the information concerning Hecla appearing elsewhere in this Circular of which this Appendix “H” is a part. Capitalized terms used, but not otherwise defined in this Appendix “H” shall have the meaning ascribed to them in this Circular.

Forward-Looking Statements

Certain statements contained in this Appendix “H” are forward-looking statements or information (collectively the “forward looking statements”) within the meaning of Applicable Canadian Securities Laws and Applicable U.S. Securities Laws. Such forward-looking statements include Hecla’s current expectations and projections about future production, results, performance, prospects and opportunities. See “Forward-Looking Statements” in this Circular and “Forward-Looking Statements” in “Appendix “G” – Information Concerning Hecla”.

General

On completion of the Arrangement, 108, a subsidiary of Hecla, will own all of the outstanding Alexco Shares and, pursuant to the Arrangement, Alexco will be a subsidiary of 108. Following completion of the Arrangement, Alexco Shareholders are expected to own up to approximately 3% of the outstanding Hecla Shares. The business and operations of Alexco will be managed and operated as a subsidiary of Hecla.

On completion of the Arrangement, Hecla will own 100% of Alexco’s flagship Keno Hill Silver District silver mining project located in Yukon, Canada. Hecla plans to continue development work, definition and exploration drilling, mine planning and work towards placing the Keno Hill Project back into production with 12 to 18 months following the completion of the Arrangement.

Except as otherwise described in this Appendix “H”, the business of Hecla following completion of the Arrangement and information relating to Hecla following completion of the Arrangement will be that of Hecla generally and as disclosed elsewhere in this Circular. See “Appendix G – Information Concerning Hecla”.

Directors and Executive Officers of Hecla

The Arrangement will not result in changes to the directors and officers of Hecla. Following completion of the Arrangement, the directors and officers of Hecla are expected to remain the current directors and officers of Hecla.

Description of Share Capital

The authorized share capital of Hecla Parent following completion of the Arrangement will continue to be as described under Appendix “G” of this Circular “Information Concerning Hecla” and the rights and restrictions of the Hecla Shares will remain unchanged. The issued share capital of Hecla Parent will change as a result of the consummation of the Arrangement, to reflect the issuance of the Hecla Shares contemplated in the Arrangement. See “Appendix “G” – Information Concerning Hecla –– Consolidated Capitalization”.

Auditors, Transfer Agent and Registrar

The auditors of Hecla following completion of the Arrangement will continue to be BDO USA, LLP and the transfer agent and registrar for the Hecla Shares will continue to be American Stock Transfer & Trust at its principal offices in New York, New York.

H-1

Risk Factors

The business and operations of Hecla following completion of the Arrangement will continue to be subject to the risks currently faced by Hecla and Alexco, as well as certain risks unique to Hecla following completion of the Arrangement. Alexco Securityholders should carefully consider the risks described under “Risk Factors” in this Circular, “Risk Factors Related to Hecla” in “Appendix “G” – Information Concerning Hecla” and the risks described under the heading “Risk Factors” in the Hecla Annual Report, which is incorporated by reference in this Circular.

H-2

APPENDIX I
DISSENT PROVISIONS OF THE BCBCA

DIVISION 2 OF PART 8 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Definitions and application

237 (1) In this Division:

“dissenter” means an Alexco Shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)          in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)          in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)          in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)          in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by an Alexco Shareholder except to the extent that

(a)          the court orders otherwise, or

(b)          in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) An Alexco Shareholder of a company, whether or not the Alexco Shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)          under section 260, in respect of a resolution to alter the articles

(i)          to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii)         without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;

(b)          under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)          under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)          in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)          under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)          under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)          in respect of any other resolution, if dissent is authorized by the resolution;

(h)          in respect of any court order that permits dissent.

(2) An Alexco Shareholder wishing to dissent must

(a)          prepare a separate notice of dissent under section 242 for

(i)          the Alexco Shareholder, if the Alexco Shareholder is dissenting on the Alexco Shareholder’s own behalf, and

(ii)         each other person who beneficially owns shares registered in the Alexco Shareholder’s name and on whose behalf the Alexco Shareholder is dissenting,

(b)          identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)          dissent with respect to all of the shares, registered in the Alexco Shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)          dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)          cause each Alexco Shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) An Alexco Shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) An Alexco Shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)          provide to the company a separate waiver for

(i)          the Alexco Shareholder, if the Alexco Shareholder is providing a waiver on the Alexco Shareholder’s own behalf, and

(ii)         each other person who beneficially owns shares registered in the Alexco Shareholder’s name and on whose behalf the Alexco Shareholder is providing a waiver, and

(b)          identify in each waiver the person on whose behalf the waiver is made.

(3) If an Alexco Shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the Alexco Shareholder’s own behalf, the Alexco Shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the Alexco Shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)          the Alexco Shareholder in respect of the shares of which the Alexco Shareholder is both the registered owner and the beneficial owner, and

(b)          any other Alexco Shareholders, who are registered owners of shares beneficially owned by the first mentioned Alexco Shareholder, in respect of the shares that are beneficially owned by the first mentioned Alexco Shareholder.

(4) If an Alexco Shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the Alexco Shareholder, the right of Alexco Shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those Alexco Shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which an Alexco Shareholder is entitled to dissent is to be considered at a meeting of Alexco Shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its Alexco Shareholders, whether or not their shares carry the right to vote,

(a)          a copy of the proposed resolution, and

(b)          a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which an Alexco Shareholder is entitled to dissent is to be passed as a consent resolution of Alexco Shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its Alexco Shareholders, whether or not their shares carry the right to vote,

(a)          a copy of the proposed resolution, and

(b)          a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which an Alexco Shareholder is entitled to dissent was or is to be passed as a resolution of Alexco Shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its Alexco Shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the Alexco Shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)          a copy of the resolution,

(b)          a statement advising of the right to send a notice of dissent, and

(c)          if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives an Alexco Shareholder a right to vote in a meeting at which, or on a resolution on which, the Alexco Shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each Alexco Shareholder who is entitled to exercise that right of dissent

(a)          a copy of the entered order, and

(b)          a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) An Alexco Shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)          if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)          if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)          if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)          the date on which the Alexco Shareholder learns that the resolution was passed, and

(ii)         the date on which the Alexco Shareholder learns that the Alexco Shareholder is entitled to dissent.

(2) An Alexco Shareholder intending to dissent in respect of a resolution referred to in section 238 (1)(g) must send written notice of dissent to the company

(a)          on or before the date specified by the resolution or in the statement referred to in section 240(2) (b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b)          if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) An Alexco Shareholder intending to dissent under section 238(1)(h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)          within the number of days, specified by the court order, after the Alexco Shareholder receives the records referred to in section 241, or

(b)          if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the Alexco Shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)          if the notice shares constitute all of the shares of which the Alexco Shareholder is both the registered owner and beneficial owner and the Alexco Shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)          if the notice shares constitute all of the shares of which the Alexco Shareholder is both the registered owner and beneficial owner but the Alexco Shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)          the names of the registered owners of those other shares,

(ii)         the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)        a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)          if dissent is being exercised by the Alexco Shareholder on behalf of a beneficial owner who is not the dissenting Alexco Shareholder, a statement to that effect and

(i)          the name and address of the beneficial owner, and

(ii)         a statement that the Alexco Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Alexco Shareholder’s name.

(5) The right of an Alexco Shareholder to dissent on behalf of a beneficial owner of shares, including the Alexco Shareholder, terminates and this Division ceases to apply to the Alexco Shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)          if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)          the date on which the company forms the intention to proceed, and

(ii)         the date on which the notice of dissent was received, or

(b)          if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1)(a) or (b) of this section must

(a)          be dated not earlier than the date on which the notice is sent,

(b)          state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)          advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)          a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)          the certificates, if any, representing the notice shares, and

(c)          if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1)(c) must

(a)          be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)          set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)          the names of the registered owners of those other shares,

(ii)         the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)        that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a)          the dissenter is deemed to have sold to the company the notice shares, and

(b)          the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every Alexco Shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of Alexco Shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those Alexco Shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of an Alexco Shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)          promptly pay that amount to the dissenter, or

(b)          if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)          determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)          join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c)          make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a)          pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)          if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1)(b) or (3)(b),

(a)          the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)          if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its Alexco Shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)          the company is insolvent, or

(b)          the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)          the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)          the resolution in respect of which the notice of dissent was sent does not pass;

(c)          the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)          the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)          the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)          a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)          with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)          the notice of dissent is withdrawn with the written consent of the company;

(i)           the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Alexco Shareholders entitled to return of shares and rights

247 If, under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)          the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(1)(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)          the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of an Alexco Shareholder, in respect of the notice shares, and

(c)          the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division

APPENDIX J
COMPARISON OF BRITISH COLUMBIA AND DELAWARE CORPORATE LAW

Comparison of Shareholder Rights

The Company is a corporation governed by the BCBCA (as defined above). The BCBCA differs in some material respects from the laws generally applicable to Delaware corporations under the Delaware General Corporation Law (the “DGCL”). Below is a summary of certain of those material differences and is provided for illustrations purposes only. This summary is qualified in its entirety by reference to the DGCL, the BCBCA, and the Company’s Articles.

Stockholder/Shareholder Approval of Business Combinations; Fundamental Changes

Delaware

Under the DGCL, certain fundamental changes, such as amendments to the certificate of incorporation, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation, or a dissolution of the corporation, are generally required to be approved by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote thereon, unless a corporation’s certificate of incorporation or the bylaws require a higher percentage.

However, under the DGCL, mergers in which a corporation or another entity owns 90% or more of each class of stock of a corporation may be completed without the vote of the corporation’s board of directors or stockholders where the parent entity is the survivor provided that the certificate of incorporation of the corporation does not change in any respect as a result of the merger other than a change in the name of the corporation. In addition, Section 251(h) of the DGCL provides that stockholders of a constituent corporation need not vote to approve a merger if: (i) the merger agreement permits or requires the merger to be effected under Section 251(h) and provides that the merger shall be effected as soon as practicable following the tender offer or exchange offer, (ii) a corporation consummates a tender or exchange offer for any and all of the outstanding stock of such constituent corporation that would otherwise be entitled to vote to approve the merger, (iii) immediately following the consummation of the offer, the stock accepted for purchase or exchanges plus the stock owned by the consummating corporation equals at least the percentage of stock that would be required to adopt the agreement of merger under the DGCL, (iv) the corporation consummating the offer merges with or into such constituent corporation and (v) each outstanding share of each class or series of stock of the constituent corporation that was the subject of and not irrevocably accepted for purchase or exchange in the offer is to be converted in the merger into, or the right to receive, the same consideration to be paid for the shares of such class or series of stock of the constituent corporation irrevocably purchased or exchanged in such offer.

The DGCL does not contain a procedure comparable to a plan of arrangement under BCBCA.

British Columbia

Under the BCBCA and the Company’s articles, certain company alterations, such as changes to authorized share structure, continuances, into or out of province, certain amalgamations, sales, leases or other dispositions of all or substantially all of the undertaking of a company (other than in the ordinary course of business) liquidations, dissolutions, and certain arrangements are required to be approved by ordinary or special resolution as applicable.

An ordinary resolution is a resolution (i) passed at a shareholders’ meeting by a simple majority of the votes cast by shareholders voting shares that carry the right to vote at general meetings, or (ii) passed, after being submitted to all of the shareholders holding shares that carry the right to vote at general meetings, by being consented to in writing by such shareholders who, in the aggregate, hold shares carrying at least three-quarters of the votes entitled to be cast on the resolution.

A special resolution is a resolution (i) passed by not less than two-thirds of the votes cast by the shareholders voting shares that carry the right to vote at general meetings who voted in respect of the resolution at a meeting duly called and held for that purpose or (ii) passed by being consented to in writing by all shareholders entitled to vote on the resolution.

Under the BCBCA, an action that prejudices or interferes with a right or special right attached to issued shares of a class or series of shares must be approved by a special separate resolution of the holders of the class or series of shares being affected.

Under the BCBCA, arrangements are permitted and a company may make any proposal it considers appropriate “despite any other provision” of the BCBCA. In general, a plan of arrangement is approved by a company’s board of directors and then is submitted to a court for approval. It is customary for a company in such circumstances to apply to a court initially for an interim order governing various procedural matters prior to calling any security holder meeting to consider the proposed arrangement. Plans of arrangement involving shareholders must be approved by a special resolution of shareholders, including holders of shares not normally entitled to vote. The court may, in respect of an arrangement proposed with persons other than shareholders and creditors, require that those persons approve the arrangement in the manner and to the extent required by the court. The court determines, among other things, to whom notice shall be given and whether, and in what manner, approval of any person is to be obtained and also determines whether any shareholders may dissent from the proposed arrangement and receive payment of the fair value of their shares. Following compliance with the procedural steps contemplated in any such interim order (including as to obtaining security holder approval), the court would conduct a final hearing, which would, among other things, assess the fairness of the arrangement and approve or reject the proposed arrangement.

The BCBCA does not contain a provision comparable to Section 251(h) of the DGCL.

Special Vote Required for Combinations with Interested Stockholders/Shareholders

Delaware

Unless a Delaware corporation’s certificate of incorporation provides that it elects not to be governed by Section 203 of the DGCL, a Delaware corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder, unless (i) the board of directors of the corporation, prior to the time of the transaction in which the person became an interested stockholder, approves either the business combination or the transaction in which the stockholder becomes an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by directors and officers of the corporation and shares held in certain types of employee stock plans); or (iii) the board of directors and the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder approve the business combination on or after the time of the transaction in which the person became an interested stockholder.

For purposes of Section 203, the DGCL, subject to specified exceptions, generally defines an interested stockholder to include any person who, together with that person’s affiliates or associates, (i) owns 15% or more of the outstanding voting stock of the corporation (including any rights to acquire stock pursuant to an option, warrant, agreement, arrange mentor understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or (ii) is an affiliate or associate of the corporation and owned 15% or more of the outstanding voting stock of the corporation at anytime within the previous three years.

British Columbia

The BCBCA does not contain a provision comparable to Section 203 of the DGCL with respect to business combinations.

However, Multilateral Instrument 61-101 Protection of Minority Security holders in Special Transactions (the “Instrument”), published by the Canadian Securities regulators who have adopted the Instrument, applies to the Company if it undertakes a related party transaction or business combination (as defined therein), in which case the Instrument provides (subject to certain exemptions) for a formal valuation, and majority of the minority shareholders’ approval of the proposed transaction.

Appraisal Rights; Rights to Dissent

Delaware

Under the DGCL, a stockholder of a constituent corporation may be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction together with interest, if any, determined to be fair value.

For example, a stockholder is entitled to appraisal rights in the case of a merger or consolidation if the shareholder is required to accept in exchange for the shares anything other than: (i) shares of stock of the corporation surviving or resulting from the merger or consolidation, or depository receipts in respect thereof; (ii) shares of any other corporation, or depository receipts in respect thereof, that on the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 shareholders; (iii) cash instead of fractional shares of the corporation or fractional depository receipts of the corporation; or (iv) any combination of the foregoing.

British Columbia

The BCBCA provides that shareholders of a company are entitled to exercise dissent rights in respect of certain matters and to be paid the fair value of their shares in connection therewith. The dissent right is applicable where the company resolves to (i) alter its articles to alter the restrictions on the powers of the company or on the business it is permitted to carry on; (ii) approve certain amalgamations; (iii) approve an arrangement, where the terms of the arrangement or court orders relating thereto permit dissent; (iv) sell, lease or otherwise dispose of all or substantially all of its undertaking; or (v) continue the company into another jurisdiction.

Dissent may also be permitted if authorized by resolution. A court may also make an order permitting a shareholder to dissent in certain circumstances.

Compulsory Acquisition

Delaware

Under the DGCL, a merger in which one corporation owns, prior to the merger, 90% or more of each class of stock of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

British Columbia

The BCBCA provides that if, within 4 months after the making of an offer to acquire shares, or any class of shares, of a company, the offer is accepted by the holders of not less than 90% of the shares (other than the shares held by the offeror or an affiliate of the offeror) of any class of shares to which the offer relates, the offeror is entitled, upon giving proper notice within 5 months after the date of the offer, to acquire (on the same terms on which the offeror acquired shares from those holders of shares who accepted the offer) the shares held by those holders of shares of that class who did not accept the offer. Offerees may apply to the court, within 2 months of receiving notice, and the court may set a different price or terms of payment and may make any consequential orders or directions as it considers appropriate.

Stockholder/Shareholder Consent to Action Without Meeting

Delaware

Under the DGCL, unless otherwise provided in a corporation’s certificate of incorporation, any action that can be taken at a meeting of the stockholders may be taken without a meeting if written consent to the action is signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take the action at a meeting of the stockholders.

British Columbia

Although it is not customary for public companies to do so, under the BCBCA, shareholder action without a meeting may be taken by a consent resolution of shareholders provided that it satisfies the thresholds for approval in a company’s articles, the BCBCA and the regulations thereunder. A consent resolution is as valid and effective as if it was a resolution passed at a meeting of shareholders.

Special Meetings of Stockholders/Shareholders

Delaware

Under the DGCL, a special meeting of stockholders may be called by the board of directors or by such persons authorized in the certificate of incorporation or the bylaws.

British Columbia

Under the BCBCA, the holders of not less than 5% of the issued shares of a company that carry the right to vote at a general meeting may requisition that the directors call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting. Upon receiving a requisition that complies with the technical requirements set out in the BCBCA, the directors must, subject to certain limited exceptions, call a meeting of shareholders to be held not more than 4 months after receiving the requisition. If the directors do not call such a meeting within 21 days after receiving the requisition, the requisitioning shareholders or any of them holding in aggregate not less than 2.5% of the issued shares of the company that carry the right to vote at general meetings may call the meeting.

Distributions and Dividends; Repurchases and Redemptions

Delaware

Under the DGCL, subject to any restrictions contained in the certificate of incorporation, a corporation may pay dividends out of its capital surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared or the preceding fiscal year. Surplus is defined in the DGCL as the excess of the net assets over capital, as such capital maybe adjusted by the board.

A Delaware corporation may purchase or redeem shares of any class for cash or other property except when its capital is impaired or would be impaired by the purchase or redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled, upon any distribution of its assets, to a preference over another class or series of its shares or, if no shares entitled to a preference are outstanding, any of its shares if such shares will be retired and the capital reduced in connection with their repurchase or redemption.

British Columbia

Under the BCBCA, unless its charter or an enactment provides otherwise, a company may pay a dividend in money or other property (including by issuing shares or warrants by way of dividend) unless there are reasonable grounds for believing that the company is insolvent, or the payment of the dividend would render the company insolvent.

The BCBCA provides that no special rights or restrictions attached to a series of any class of shares confer on the series a priority in respect of dividends or return of capital over any other series of shares of the same class.

Under the BCBCA, the purchase or other acquisition by a company of its shares is generally subject to solvency tests similar to those applicable to the payment of dividends (as set out above). The Company is permitted, under its articles, to acquire any of its shares, subject to the special rights and restrictions attached to such class or series of shares and the approval of its board of directors.

Under the BCBCA, subject to solvency tests similar to those applicable to the payment of dividends (as set out above), a company may redeem, on the terms and in the manner provided in its articles, any of its shares that has a right of redemption attached to it.

Vacancies on Board of Directors

Delaware

Under the DGCL, a vacancy or a newly created directorship may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director, unless otherwise provided in the certificate of incorporation or bylaws. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires. Stockholders also may fill vacancies and newly created directorships unless the corporation’s certificate of incorporation or bylaws otherwise provide.

British Columbia

Under the BCBCA and the Company’s articles, a vacancy among the directors created by the removal of a director may be filled by the shareholders at the meeting at which the director is removed or, if not filled by the shareholders at such meeting, by the shareholders or by the remaining directors. In the case of a casual vacancy, the remaining directors may fill the vacancy. Under the BCBCA, directors may increase the size of the board of directors by one third of the number of current directors.

Under the BCBCA and the Company’s articles, if as a result of one or more vacancies, the number of directors in office falls below the number required for a quorum, the remaining directors may appoint as directors the number of individuals that, when added to the number of remaining directors, will constitute a quorum and/or call a shareholders’ meeting to fill any or all vacancies among directors and to conduct such other business that may be dealt with at that meeting, but must not take any other action until a quorum is obtained.

Removal of Directors; Terms of Directors

Delaware

Under the DGCL, except in the case of a corporation with a classified board or with cumulative voting, any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors. If a Delaware corporation has a classified board, unless its certificate of incorporation provides otherwise, any director or the entire board may only be removed by stockholders for cause.

British Columbia

Under the BCBCA, a director may be removed by a special resolution or by a resolution of shareholders entitled to vote at general meetings passed by less than a special majority if specified in the Company’s articles.

All directors are eligible for re-election or re-appointment.

Inspection of Books and Records

Delaware

Under the DGCL, any holder of record of stock or a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person has the right during usual business hours to inspect the corporation’s books and records for a proper purpose.

British Columbia

Under the BCBCA, directors and shareholders may, without charge, inspect certain of the records of a company. Former shareholders and directors may also inspect certain of the records, free of charge, but only those records pertaining to the times that they were shareholders or directors.

Public companies must allow all persons to inspect certain records of the company free of charge.

Amendment of Governing Documents

Delaware

Under the DGCL, a certificate of incorporation may be amended if: (i) the board of directors adopts a resolution setting forth the proposed amendment, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of stockholders; provided that, unless required by the certificate of incorporation, no meeting or vote is required to adopt an amendment for certain specified changes; and (ii) the holders of a majority of the outstanding shares of stock entitled to vote on the matter approve the amendment, unless the certificate of incorporation requires the vote of a greater number of shares.

If a class vote on the amendment is required by the DGCL, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the DGCL.

Under the DGCL, the board of directors may amend a corporation’s bylaws if so authorized in the certificate of incorporation. The stockholders of a Delaware corporation also have the power to amend bylaws.

British Columbia

Under the BCBCA, a company may amend its articles or notice of articles by (i) the type of resolution specified in the BCBCA, (ii) if the BCBCA does not specify a type of resolution, then by the type specified in the company’s articles, or (iii) if the company’s articles do not specify a type of resolution, then by special resolution. The BCBCA permits many substantive changes to a company’s articles (such as a change in the company’s authorized share structure or a change in the special rights or restrictions that may be attached to a certain class or series of shares) to be changed by the resolution specified in that company’s articles.

Our articles provide that certain changes to the Company’s share structure and any creation or alteration of special rights and restrictions attached to a series or class of shares be done by way of directors resolution or ordinary resolution. However, if a right or special right attached to a class or series of shares would be prejudiced or interfered with by such an alteration, the BCBCA requires that holders of such class or series of shares must approve the alteration by a special separate resolution of those shareholders.

Indemnification of Directors and Officers

Delaware

Under the DGCL, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding, provided that there is a determination that: (i) the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; and (ii) in a criminal action or proceeding, the individual had no reasonable cause to believe his or her conduct was unlawful.

Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation, except to the extent the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

The DGCL requires indemnification of directors and officers for expenses (including attorneys’ fees) actually and reasonably relating to a successful defense on the merits or otherwise of a derivative or third-party action.

Under the DGCL, a corporation may advance expenses to any director or officer relating to the defense of any proceeding upon the receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified.

British Columbia

Under the BCBCA, a company may indemnify: (i) a current or former director or officer of that company; or (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an affiliate of the company, or if such individual held such office at the company’s request against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative or other legal proceeding or investigative action (whether current, threatened, pending or completed) in which he or she is involved because of that person’s position as an indemnifiable person, unless: (i) the individual did not act honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; or (ii) in the case of a proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that the individual’s conduct was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its articles.

In addition, a company must not indemnify an indemnifiable person in proceedings brought against the indemnifiable person by or on behalf of the company or an associated company. A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnifiable person in respect of that proceeding only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such eligible proceeding or was substantially successful on the merits in the outcome of such eligible proceeding. On application from an indemnifiable person, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement.

As permitted by the BCBCA, the Company’s articles require it to indemnify its directors, officers, former directors or officers (and such individual’s respective heirs and legal representatives) and permit the Company to indemnify any person to the extent permitted by the BCBCA.

Limited Liability of Directors

Delaware

The DGCL permits the adoption of a provision in a corporation’s certificate of incorporation limiting or eliminating the monetary liability of a director to a corporation or its stockholders by reason of a director’s breach of the director’s fiduciary duties, except for (i) any breach the duty of loyalty to the corporation or its shareholders; (ii) any act or omission not in good faith or involving intentional misconduct or a known violation of law; (iii) any breach in which the director obtains an improper personal benefit from the corporation; or (iv) the unlawful payment of a dividend or the unlawful approval a stock repurchase.

British Columbia

Under the BCBCA, a director or officer of a company must (i) act honestly and in good faith with a view to the best interests of the company; (ii) exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; (iii) actin accordance with the BCBCA and the regulations thereunder; and (iv) subject to (i) to (iii), act in accordance with the articles of the company. These statutory duties are in addition to duties under common law and equity.

No provision in a contract or the articles of a company may relieve a director or officer of a company from the above duties.

Under the BCBCA, a director is not liable for certain acts if the director has otherwise complied with his or her duties and relied, in good faith, on (i) financial statements of the company represented to the director by an officer of the company or in a written report of the auditor of the company to fairly reflect the financial position of the company, (ii) a written report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by that person, (iii) a statement of fact represented to the director by an officer of the company to be correct, or (iv) any record, information or representation that the court considers provides reasonable grounds for the actions of the director, whether or not that record was forged, fraudulently made or inaccurate or that information or representation was fraudulently made or inaccurate. Further, a director is not liable if the director did not know and could not reasonably have known that the act done by the director or authorized by the resolution voted for or consented to by the director was contrary to the BCBCA.

Stockholder/Shareholder Lawsuits

Delaware

Under the DGCL, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation; provided, however, that under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction that is the subject of the suit, but also throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the derivative claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action have been met.

British Columbia

Under the BCBCA, a shareholder (including a beneficial shareholder) or director of a company and any person who, in the discretion of the court, is an appropriate person to make an application to court to prosecute or defend an action on behalf of a company (a derivative action) may, with judicial leave: (i) bring an action in the name and on behalf of the company to enforce a right, duty or obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such right, duty or obligation or (ii) defend, in the name and on behalf of the company, a legal proceeding brought against the company.

Under the BCBCA, the court may grant leave if: (i) the complainant has made reasonable efforts to cause the directors of the company to prosecute or defend the action; (ii) notice of the application for leave has been given to the company and any other person that the court may order; (iii) the complainant is acting in good faith; and (iv) it appears to the court to be in the interests of the company for the action to be prosecuted or defended.

Under the BCBCA, upon the final disposition of a derivative action, the court may make any order it determines to be appropriate. In addition, under the BCBCA, a court may order a company to pay the complainant’s interim costs, including legal fees and disbursements. However, the complainant may be held accountable for the costs on final disposition of the action.

Oppression Remedy

Delaware

Although the DGCL imposes upon directors and officers fiduciary duties of loyalty (i.e., a duty to act in a manner believed to be in the best interest of the corporation and its stockholders) and care, the DGCL does not provide for a remedy for a breach of fiduciary duties that is comparable to the BCBCA’s oppression remedy.

British Columbia

The BCBCA’s oppression remedy enables a court to make an order(interim or final) to rectify the matters complained of if the court is satisfied upon application by a shareholder (as defined below) that the affairs of the company are being conducted or that the powers of the directors have been exercised in a manner that is oppressive, or that some action of the company or shareholders has been or is threatened to be taken which is unfairly prejudicial, in each case to one or more shareholders. The applicant must be one of the persons being oppressed or prejudiced and the application must be brought in a timely manner. A “shareholder” for the purposes of the oppression remedy includes legal and beneficial owners of shares as well as any other person whom the court considers appropriate.

The oppression remedy provides the court with extremely broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders.

Advance Notification Requirements for Proposals of Stockholders/Shareholders

Delaware

Delaware corporations typically have provisions in their bylaws, often referred to as “advance notice bylaws,” that require a stockholder proposing a nominee for election to the board of directors or other proposals at an annual or special meeting of the stockholders to provide notice of any such proposals to the corporation in advance of the meeting for any such proposal to be brought before the meeting of the stockholders. In addition, advance notice bylaws frequently require the stockholder nominating a person for election to the board of directors to provide information about the nominee, such as his or her age, address, employment and beneficial ownership of shares of the corporation’s capital stock. The stockholder may also be required to disclose information about the stockholder, including, among other things, his or her name, share ownership and agreement, arrangement or understanding with respect to such nomination.

For other proposals, the proposing stockholder is often required by the bylaws to provide a description of the proposal and any other information relating to such stockholder or beneficial owner, if any, on whose behalf that proposal is being made, required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for the proposal and pursuant to and in accordance with the Exchange Act and the rules and regulations promulgated thereunder.

British Columbia

Under the BCBCA, qualified shareholders holding at least one percent (1)% of the Company’s issued voting shares or whose shares have a fair market value in excess of $2,000 in the aggregate may make proposals for matters to be considered at the annual general meeting of shareholders. Such proposals must be sent to the Company in advance of any proposed meeting by delivering a timely written notice in proper form to the Company’s registered office in accordance with the requirements of the BCBCA. The notice must include information on the business the shareholder intends to bring before the meeting. To be a qualified shareholder, a shareholder must currently be and have been a registered or beneficial owner of at least one share of the company for at least 2 years before the date of signing the proposal.

If the proposal and a written statement in support of the proposal (if any) are submitted at least three months before the anniversary date of the previous annual meeting and the proposal and written statement (if any) meet other specified requirements, then the company must either set out the proposal, including the names and mailing addresses of the submitting person and supporters and the written statement (if any), in the proxy circular of the company or attach the proposal and written statement thereto.

In certain circumstances, the company may refuse to process a shareholder’s proposal.

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITATION AGENT:

North America Toll Free: 1-877-452-7184

Outside North America: 416-304-0211

Emai: assistance@laurelhill.com